Exhibit 15.1

Swedish annual report for 2021
in English (adjusted version)
Although the financial statements were authorized for issue on March 3, 2022, which is stated in the financial statements, certain additional disclosures and updates have been made in the document due to subsequent events.

Contents

Financial
report

	CEO comment	2

	Business in 2021	4

	Letter from the Chair of the Board	11

	Board of Directors’ report	12

	Report of independent registered public accounting firm	28

	Report of independent registered public accounting firm	29

	Consolidated financial statements and notes	31

	Report of independent registered public accounting firm	83

	Management’s report on internal control over financial reporting	84

	Risk factors	85

	Five-year summaries	100

	Alternative performance measures	102

	The Ericsson share	107

Corporate
Governance
report

Regulation and compliance	2

Governance structure	4

General Meetings of shareholders	5

Nomination Committee	6

Board of Directors	6

Committees of the Board of Directors	9

Remuneration to Board members	11

Members of the Board of Directors	12

Management	16

Members of the Executive Team	20

Auditor	24

Internal control over financial reporting	24

Remuneration
report

Statement from the Chair of the Remuneration Committee	1

Introduction	2

Remuneration 2021 at a glance	3

Total remuneration to the President and CEO and Executive Vice Presidents	5

Variable remuneration	6

Comparative information on the change of remuneration and Company performance	12

Ericsson Annual Report 2021
Our legal annual report consists of three parts published as one pdf. The three parts can also be downloaded separately:
•	The Financial report, including CEO comment, business strategy, the consolidated financial statements and notes of the Company
•	The Corporate Governance report
•	The Remuneration report
The Company’s annual accounts and consolidated accounts are included on pages 31–82 in the Financial report and are reported on by Deloitte in the auditor’s report. The Corporate Governance report and the Remuneration report have also been subject to assurance procedures by Deloitte. We also file an Annual Report on Form
20-F
with the U.S. Securities and Exchange Commission (SEC). All parts of the legal annual report are available on Ericsson’s website. The report Ericsson 2021 in review, published on Ericsson’s website, describes the Company, its strategy and organization.

Financial report

Part of Ericsson Annual Report 2021

ERICSSON

Annual Report 2021

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Financial report

Contents

Financial report 2021

This is Ericsson	1

CEO comment	2

Business strategy – Creating long-term value	4

Business model – Customer focus and technology leadership	8

Letter from the Chair of the Board	11

Board of Directors’ report	12

Board Assurance	27

Report of independent registered public accounting firm	28

Report of independent registered public accounting firm	29

Consolidated financial statements	31

Notes to the consolidated financial statements	38

Report of independent registered public accounting firm	83

Management’s report on internal control over financial reporting	84

Risk factors	85

Forward-looking statements	99

Five-year summary – Financial information	100

Five-year summary – Non-financial information	101

Alternative performance measures	102

The Ericsson share	107

Shareholder information	111

Financial terminology	112

Glossary	113

1 Financial Report 2021 | This is Ericsson	Ericsson Annual Report on Form 20-F 2021

This is Ericsson
Ericsson is a leading provider of mobile connectivity solutions to telecom operators and to enterprise customers in various sectors. Our portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and Other and is designed to help customers digitalize, increase efficiency, find new revenue streams and create new user experiences.
The core of Ericsson’s strategy is technology leadership. This also provides the foundation to expand into enterprise. Conditional to closing, the intended acquisition of Vonage aims to enable Ericsson’s creation of a global cloud-based platform for open network innovation, in the longer term.
Ericsson’s business is divided into five geographical market areas: North America, Europe and Latin America, Middle East and Africa, South East Asia, Oceania and India, and North East Asia. The Company has approximately 100,000 employees, and customers in more than 180 countries. Ericsson is headquartered in Stockholm, Sweden. The Ericsson share is listed on Nasdaq Stockholm and the Ericsson ADS is traded on NASDAQ New York.

2 Financial Report 2021 | CEO comment	Ericsson Annual Report on Form 20-F 2021

Strengthening a foundation
for future growth

Fulfilling our purpose of creating connections that make the unimaginable possible is based on our leading technology position. During 2021, we capitalized on the strength of our core infrastructure business and continued to build a foundation for growth that takes advantage of new opportunities in enterprise digitalization.

I’m excited about what lies ahead for Ericsson. Our core business is strong and growing. During 2021 we delivered on our strategy of technology leadership in mobile infrastructure by expanding our market share and improving gross margins.
    A decade ago, 4G digitalized the consumers’ world. With 5G, we now have a platform that is revolutionizing enterprises, anything from how first responders work to new types of applications available to consumers. We believe that addressing these additional segments offers the wireless infrastructure market solid long-term growth prospects.
    In addition to growing in our core business, we are also pursuing opportunities in the enterprise space – leveraging the strength of our mobile technology.
    As enterprises increasingly choose wireless as their primary source of connectivity, we continue to provide pre-packaged
solutions for wireless enterprise networking. These include dedicated networks, wireless WAN and IoT connectivity. We see strong future growth potential in this area and are increasing our investments to capture this opportunity.
    Going forward, the capabilities of 4G and 5G networks will increasingly be accessed through open cloud interfaces. To address this, we will build a global network platform for open innovation. A market for 4G application development already exists but with 5G, the capabilities and opportunities are markedly greater.
    In 2021, we took a significant step by announcing our ambition to acquire Vonage,

a global provider of cloud-based communications with over 120,000 enterprise customers and more than one million registered developers. Through Vonage, we intend to also offer unified communication and contact center platforms to our existing customer base. Longer term we will expose 5G capabilities through a global network platform to stimulate innovation on top of the network.
    We plan to run Vonage as a new business area and will invest in growing its business. This follows the same integration approach taken with Cradlepoint, which is performing well, in line with our acquisition plans, despite a delayed uptake of 5G devices.

Business performance
In 2021, we continued our strategy execution and cemented a position as a global 5G leader. Our strong product portfolio and deep R&D capabilities supported market share gains despite considerably lower sales volumes in Mainland China. By year-end,
Ericsson supplied 108 out of 200 live 5G networks. More importantly, our solutions performed well in the field, earning top honors in multiple third-party benchmarks of network performance.
    In line with sales growth, we strengthened our profitability, underscored by a strong reported gross margin of 43.4% and a reported EBIT margin of 13.7%. Our cash generation reached new records for the business, with free cash flow before M&A of SEK 32.1 billion.
    In 2021, we increased the number of employees in R&D by 1,210 and invested a total of SEK 42.1 billion in this area – an increase from SEK 39.7 billion in 2020. We will continue to increase investments in our 5G portfolio, including in our orchestration offerings, to further position us in a future world of open standards and technologies.

5G market
5G isn’t just a new generation of mobile technology, it’s transforming our world. For consumers, higher bandwidth, lower latency and more security and reliability are supporting new use cases such as
e-health,
connected vehicles and immersive cloud gaming. 5G fixed wireless access is also gaining momentum as many countries look to rapidly build out high-capacity broadband and close the digital divide. For enterprises, 5G is enabling organizations to optimize value chains and minimize costs and emissions related to operations and logistics.
    Worldwide, there were estimated to be 660 million 5G subscriptions at the end of 2021, making 5G the fastest deployed mobile generation ever. It is clear that the pandemic accelerated digitalization, confirmed the criticality of digital infrastructure and further redefined our relationship to work, education and one another. During 2021, governments around the world continued to make wireless infrastructure the cornerstone of their pandemic recovery and economic growth plans.

Innovation and openness
Ericsson continues to stand up for free and open markets. We are part of a thriving ecosystem of innovators that provides others with access to our technology. Our patent portfolio is world

3 Financial Report 2021 | CEO comment	Ericsson Annual Report on Form 20-F 2021

leading with more than 60,000 granted patents. Through this portfolio, we continue to push the boundaries of what our industry can deliver to customers, consumers and enterprises.
Open innovation and collaboration has always benefited our industry. However, current geopolitical tensions threaten to splinter an ecosystem that took decades to establish. A fractured ecosystem would impact everyone, but higher prices and fewer choices would disproportionately impact developing nations. I hope the current protectionist discourse gives way to a more open and productive policy climate, that recognizes the benefits and gains of global cooperation, free trade and open markets.
Purpose and Vision
We are entering a new era of digitalization, unleashing a level of innovation never seen before. During 2021, we renewed our company’s purpose to articulate our role in this development. “Creating connections that make the unimaginable possible” recognizes the core of what we do: building network infrastructure that connects billions of people and that will soon connect nearly everything.
These networks are a platform for innovation that is powering digitalization in every corner of the globe. Technologies such as 5G, AI, IoT and the cloud, are offering enterprises and society greater visibility and control and the opportunity to create new value by addressing growing demands and delivering superior customer experiences.
Connectivity is a powerful catalyst for transformation and sustainable development, one that will touch all parts of modern life. Achieving our ambitious vision is going to require a concerted effort between partners from across and beyond the ICT ecosystem.
People and culture
Companies are only as good as their people, and I am confident that we have the best people in the industry. The Ericsson team strives to be truly world class by championing our values of respect, professionalism, perseverance and integrity. The turnaround of our fortunes would not have been possible without the great talent in the Company.
However, I am deeply saddened to report a sharp decline in our safety performance during 2021. Tragically, there were still individuals losing their lives during the year in preventable incidents and accidents while working for Ericsson. This is unacceptable and I have committed to taking urgent steps to alter this trend in 2022. Our goal is that no harm should come to any of our colleagues or contractors and that everyone should return home to their families, safely, every day.
Over the last few years, we have invested significant resources to strengthen our ethics and compliance efforts. This work takes time and includes putting strong systems and controls in place to prevent and detect wrongdoings. These investments have also allowed us to identify many wrongdoings that date back a decade. Confronting these past wrongdoings is critical to strengthening our compliance culture.
An important part of these efforts is creating a culture that promotes the right behavior while encouraging speaking up. During 2021, we made good progress embedding integrity, our new core value, and speaking up in our culture. This is evidenced by the continuous and increasing engagement of our employees over the recent years in raising compliance questions as well as potential concerns to ensure we conduct business with integrity. We saw an increase in reported potential compliance concerns by 10 percent. We feel this reflects confidence by employees and third parties in the integrity of our allegation management and investigation processes and that we take serious measures when we learn of any potential misconduct. We continue to invest heavily in improving our Ethics and Compliance (E&C) Program in accordance with our strategy and objectives, to remediate historical issues, including gaps in our compliance processes and internal controls, and to strengthen our internal investigations team.
Our cultural transformation and E&C Program deliver enormous value to the Company’s employees and stakeholders through responsible and sustainable business practices.
Sustainability and corporate responsibility
Sustainability is an integral part of Ericsson’s strategy. In 2021, we set a long-term ambition for Ericsson to be Net Zero in carbon emissions across our value chain by 2040. During the year we also incorporated sustainability KPIs into our renewed credit facility. These activities underscore how sustainability is embedded throughout our operations. We continue to make progress on our portfolio and supply chain targets to halve our emissions by 2030 and to be Net Zero in our own activities at the same time.
We are committed to working with our customers to reduce energy consumption, emissions and costs from the operation of their networks. During 2021, we launched a series of ultra-light Massive MIMO radios that are up to 20% more energy efficient than the previous generation. Additionally, by applying connectivity solutions across other industry sectors, like transport and manufacturing, there is a potential to achieve a 15% reduction of global carbon emissions by 2030.
Our smart 5G factory in the U.S. highlights the sustainability gains possible through investments in connectivity. Using our own 5G solutions, our factory in Texas, USA, is designed to consume 24% less energy, 75% less water and is powered entirely by renewable electricity.
With around 2.9 billion people without internet connections, the digital divide continues to be a key challenge to global economic development. To address this issue, we have partnered with UNICEF in support of the Giga initiative which aims to connect every school to the internet by 2030. Through this effort, Ericsson is helping to tackle the challenge of mapping schools and assessing their connectivity in 35 countries by the end of 2023.
It is also crucial that young people have the right skills to contribute to a digital economy. Therefore, as part of the World Economic Forum Edison Alliance, Ericsson has committed to provide 1 million children and youths with access to digital learning and skill development programs by 2025.
These initiatives are underpinned by a strong focus on responsible business across the value chain, and Ericsson continues its long-standing commitment to the UN Global Compact’s ten guiding principles.
Concluding remarks
The pandemic continues to shape our daily lives and has accelerated digitalization by years. At the start of the pandemic, 80% of our people moved to working from home with very limited disruption to our business. Digitalization represents a tremendous opportunity, including helping to solve what I believe is the most urgent issue we face: the climate crisis.
Over the next decade we also expect mobile networks to be a revolutionizing force for industry. We envision that limitless connectivity will redefine business and empower enterprises to become entirely agile with fully connected and constantly optimized value chains.
Our ambition is to continue to grow and develop our core mobile infrastructure business based on market growth and market share gains. With the investments we make in enterprise, through our pre-packaged
wireless solutions and global network platform, we are putting our company on a higher growth trajectory. Even though investments outside our core business may hurt profitability short term, we see that we can accelerate the pace towards reaching our long-term target of an EBITA margin (excluding restructuring charges) of 15–18%. After delivering an EBITA margin (excluding restructuring charges) of 14.6% in 2021, our ambition is to reach the long-term target no later than in 2 to 3 years.
I am excited about the future and the opportunity to imagine possible together with the incredible team at Ericsson. Our people are going to be pivotal in the realization of our vision: a world where limitless connectivity improves lives, redefines business and pioneers a sustainable future.
Börje Ekholm
President and CEO

4 Financial Report 2021 | Business strategy	Ericsson Annual Report on Form 20-F 2021

Business strategy
Creating long-term value
Ericsson’s strategy is to create long-term value through technology leadership. The Company aims to address long-term opportunities that present clear advantages of scale and new profitable revenue streams. Ericsson’s ambition is to grow faster than the market through organic growth and acquisitions, with a focused approach based on the following criteria:

Selective
Product-led growth aligned with our streamlined portfolio and focusing on existing and targeted customers

Disciplined
Commercial and financial discipline and excellence in contract execution

Profitable
Growth is managed for value creation to support Group financial targets

A customer-centric
strategy
There are four key areas in which we can support our customers’ success:
•	Capture new revenue streams and new opportunities made possible by 5G and Internet of Things (IoT).
•	Improve end-customer experience and network performance – the main differentiators among telecom operators.
•	Provide our enterprise customers with pre-packaged solutions, bringing best security, reliability and ease of operation.
•	Relentless efficiency improvements to lower the cost of delivering increased traffic in the networks.
By the end of 2021, there were 108 live 5G Networks supplied by Ericsson.

5 Financial Report 2021 | Business strategy	Ericsson Annual Report on Form 20-F 2021

Ericsson business strategy

Extending leadership in
mobile networks
Technology leadership
Investments in technology leadership for cost and performance allow us to bring innovative solutions to the market ahead of competitors, giving our customers an advantage. Ericsson has a strong commitment to R&D, with substantial contributions to cutting-edge standards and technologies. The Company capitalizes on its R&D investments by creating, securing, protecting and licensing a portfolio of patents in support of the overall business goals. Ericsson’s patent portfolio comprised more than 60,000 granted patents by the end of 2021.
Cost leadership
A cost-efficient base is essential for Ericsson’s business. Investments in R&D enable not only technology leadership but also cost leadership. At year-end
2021, there were 108 live 5G Networks supplied by Ericsson. 5G is significantly more power efficient than previous generations, thereby reducing costs, while also supporting climate targets.
Efficient operations
Network complexity is rapidly increasing with 5G, Cloud, IoT and new technologies. Efficiently operating a 5G network, is only possible when AI, automation and data analytics are applied to manage “data-driven operations”.
Growth, in a disciplined way
The combination of our global presence, our expertise, and close interaction with our customers, enables us to be competitive, grow and achieve economies of scale. We regard the skills and expertise of our people as a key asset.
Focused expansion into enterprise
With 5G our industry is moving beyond connecting people to also connecting machines and things. 5G is a powerful platform for innovation, which opens up new revenue and monetization opportunities for telecom operators in both the consumer segment and the enterprise segment. 5G supports telecom operators to deliver new, differentiating consumer services with potential for increased revenues.
Enterprise wireless networks
There is significant revenue potential for telecom operators in delivering new 5G enterprise services. Our studies show that, globally, telecom operators could see an additional revenue opportunity of some USD 700 billion by 2030, driven by industry sectors such as healthcare, manufacturing and automotive.
We address these opportunities through focused expansion into Enterprise by leveraging our wireless strengths. Our ambition is to support our customers by developing competitive industrial solutions that are secure, reliable and easy to scale, such as Cradlepoint solutions, Dedicated Networks and our global IoT platform. We see acquisitions as enablers for future growth.
Global network platform
As 5G is creating a large, global innovation platform, we aim to create an open 5G ecosystem, enabling developers and enterprises to access network capabilities for the development of completely new and improved services. We believe that this will support monetization for players in the ecosystem, including our telecom operator customers. The intended acquisition of Vonage will give Ericsson a platform to help our customers monetize their network investments, optimize the user experiences and to stimulate additional growth opportunities. In the longer term, Ericsson intends to add value to the full ecosystem – telecom operators, developers, and businesses – by creating a global network platform for open innovation.

6 Financial Report 2021 | Business strategy	Ericsson Annual Report on Form 20-F 2021

Corporate Responsibility & Business Integrity

Sustainability and responsible business practices are fundamental to Ericsson’s culture and its commitment to drive business transformation, engage employees and create long-term value for stakeholders. A substantial part of this value is derived from the Company’s focus on sustainability in its operations and portfolio as well as how its technology is applied across sectors of society.
Ericsson strives to minimize the negative impact of its own operations and has made significant investments to improve the energy performance of its portfolio in order to reduce the environmental impact of the ICT industry and across other sectors.
Ericsson is committed to conducting business responsibly and remains steadfast in its efforts to foster a culture of integrity and a
speak-up
environment.
The Company drives a responsible business agenda that extends beyond legal compliance by proactively mitigating and addressing risks. Ericsson’s Code of Business Ethics, revised and updated in 2021, defines both the Company’s ethical principles and its expectations of responsibility across the value chain. The Company works continuously to strengthen and enhance both its Ethics and Compliance Program and practices with a focus on building and maintaining trust and transparency. Transparent and standardized sustainability reporting is the foundation for comparability, decision-making, accountability and risk identification.
“Sustainability and responsible business practices are fundamental to Ericsson’s culture.”

Ericsson’s AIR 3227 radio, enabling 5G midband spectrum on Vodafone’s central London Office building.

7 Financial Report 2021 | Business strategy	Ericsson Annual Report on Form 20-F 2021

Driving the business through four segments and five market areas
Our business is divided into four segments. The segments are:

Networks
In Networks we provide hardware, software and services for our customers to build and evolve their mobile networks.
Digital Services
Digital Services is a softwareled business supporting our customers as they move to a cloud native environment, providing solutions for our customers to operate, control and monetize their mobile networks.
Managed Services
With our Managed Services offering we operate our customers’ networks. Our AI and data-driven Managed Services offering, proactively manages telecom operator networks.
Emerging Business and Other
In Emerging Business and Other we explore how our customers can leverage connectivity in order to create new revenue streams and new types of businesses within the enterprise segment.

Five market areas

Our market is divided into five geographical market areas. The market areas are responsible for selling and delivering products and solutions that are developed in our segments. Close cooperation with our customers is key. In line with the strategy, the market areas have responsibility to ensure that we stay close to our customers while maintaining central guidelines and governance structures.

8 Financial Report 2021 | Business model	Ericsson Annual Report on Form 20-F 2021

Business model
Customer focus and technology leadership
Our business model aims to manage changing market requirements and to capture new business opportunities. Customer focus and motivated employees are key to driving our business, creating stakeholder value and building a stronger company long term.

9 Financial Report 2021 | Business model	Ericsson Annual Report on Form 20-F 2021

1)
A science-based target (SBT).
2)
Ericsson has set an ambition to reach Net Zero carbon emissions across its value chain by 2040.

10 Financial Report 2021 | Business model	Ericsson Annual Report on Form 20-F 2021

The four segments

Networks	Offering	Business model

Networks offers a multi-technology capable Radio Access Network (RAN) solution for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.

Networks business is primarily based on a transactional model, where Ericsson develops, sells, licenses and delivers hardware, software and services. Networks business also includes recurring revenue streams such as customer support and certain software revenues.

Digital Services	Offering	Business model

Digital Services provides software-based solutions for business support (BSS), operational support (OSS), communication services, core networks, and cloud infrastructure. The focus is on cloud-native and automation solutions supporting our customers’ 4G and growing 5G consumer and enterprise business.

Digital Services develops, sells, and delivers solutions, based on software and services. The contracts are typically software license and systems integration based. Digital Services business includes recurring revenue from software licenses and support.

Managed Services	Offering	Business model

Managed Services provides Networks and IT Managed Services, Network Design and Optimization, and Application Development and Maintenance to telecom operators. These are delivered through the
AI-driven
Ericsson Operations Engine, a set of capabilities that transform operations to enhance customer experience, drive agile service creation and optimize costs in multi-vendor environments.

Ericsson Operations Engine Base Pack contracts are typically multi-year outsourcing agreements. Value Pack contracts are part of an outsourcing agreement or sold stand-alone to telecom operators. Software is sold either as a license or aaS
(as-a-Service).

Emerging Business and Other	Offering	Business model
	Emerging Business and Other supports enterprises by providing reliable and secure cellular solutions that are easy to use, adopt and scale for global and local needs.	Emerging Business and Other is mainly a platform business with aaS (as-a-Service) as the business model.

11 Financial Report 2021 | Letter from the Chair of the Board	Ericsson Annual Report on Form 20-F 2021

Letter from the Chair of the Board
Dear shareholders,
2021 was marked by global challenges, including geopolitical ones, which required a lot from the Ericsson organization. We also saw a continuation of the pandemic and the difficulties it caused, such as global supply chain issues and economic disruptions. Once again, Ericsson demonstrated its ability to adapt to demanding realities by strengthening supply chain resilience and by working remotely.
    This was the year when Ericsson clearly demonstrated its technology leadership as well as its strength and leading position in 5G. By leveraging its competitive 5G portfolio, Ericsson continued to build on the strong foundation of its core business and increased its overall footprint across the market, despite a major drawback in Mainland China. The Company showed an organic sales growth of 4% and with an EBIT margin, excluding restructuring charges, of 13.9% we were able to reach our 2022 financial target one year ahead of plan. The Company generated a free cash flow (before M&A) of SEK 32.1 (22.3) billion for full-year 2021, further strengthening the net cash position to SEK 65.8 (41.9) billion. I think that this reflects the value of Ericsson’s technology leadership, and the focused execution of its strategy. For this achievement and for all your efforts, I would like to direct a sincere thank you to all employees. Your motivation, skills and engagement are critical for Ericsson’s success. Focusing on talent management and leadership is critical to delivering long-term growth and it is therefore a key priority for the Board that Ericsson can continue to retain, motivate and attract talented employees.
    To realize the potential of the innovation-based value creation that the Ericsson organization possesses, the Board of Directors works with management to optimize resource allocation, review the business model and strategy, and explore both risks and opportunities.
    For the Board, governance and compliance are a top priority. The Board oversees Ericsson’s continued strengthening of its Ethics and Compliance Program to ensure that it lives up to its ambitious standards. The Company is committed to continuously developing and improving its internal processes and internal anti-corruption controls in the years to come.
    The Code of Business Ethics outlines the fundamental ethical principles and expectations for making business decisions with integrity. The Board together with management, added the value of “integrity” to the Company’s core values of respect, professionalism, and perseverance, as it clearly strengthens the
Company’s ongoing cultural transformation and reflects Ericsson’s strong ambition to build an integrity-based speak-up
culture.
    Ericsson is in its second year of a three-year independent compliance monitorship that started as part of the Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (DOJ). The Board has an ongoing and transparent communication with the monitor and continues to be impressed by his level of expertise and constructive approach. In October 2021, the DOJ advised that it has determined that Ericsson breached its obligations under the DPA by failing to provide certain documents and factual information. The Company is committed to cooperating openly and fully with the DOJ and its monitor, consistent with all terms set out in the DPA.
    During 2021, Ericsson increased its investments in R&D for technology and cost leadership. The Board views these efforts in combination with a strong customer focus as key for long-term value creation. The only way for the Company to deliver long-term value is to develop products and solutions that add customer value. Ericsson’s technology leadership is based on innovation efforts that respond to customer needs and in turn, make our customers more successful. In 2021, this technology leadership was demonstrated by Ericsson’s ability to continue to gain 5G footprint through its customer-centric competitive offering. The strategic focus on customer needs in the areas of efficiency, data-driven operations and new revenue streams also continued to contribute to the strengthening of the Company’s leading position. With a strategy based on the needs of its customers and by creating value for its customers, the Board’s view is that Ericsson is well positioned to deliver long-term value.
    Sustainability and corporate responsibility are an integral part of Ericsson’s strategy and are embedded across all operations to drive business transformation and to create value for our customers and other stakeholders. Ericsson is fully committed to creating a positive societal impact through its technology leadership and expertise. While Ericsson’s sustainability-driven solutions are intricately linked to creating customer value, they also create value for society by reducing emissions and energy dependence. Hence, a fast deployment of 5G globally and a rapid implementation of new technologies and continuous innovation could reduce emissions not only for the ICT industry – but for other industries and society at large as well.
    The telecom networks are transforming into powerful platforms for open innovation, opening up for new revenue opportunities for our customers in both the consumer and the enterprise segment. Enterprise applications leveraging on speed, latency and security and other characteristics of 5G are expected to provide many new opportunities for Ericsson’s customers to capture growth. In line with our strategy to extend our leadership position in mobile networks and execute a focused expansion into enterprise, we entered into an agreement to acquire Vonage. Through the intended acquisition of Vonage, Ericsson is executing on its strategy to grow the communication platform business and to expand the Company’s presence in wireless enterprise. Ericsson and Vonage continue to work toward closing this USD 6.2 billion cash acquisition during the first half of 2022, on and subject to the terms of the merger agreement and subject to receiving regulatory approval. The intended acquisition of Vonage builds on the swift integration of Cradlepoint, which clearly demonstrates the capabilities of Ericsson’s management and leadership in successfully managing acquisitions. Cradlepoint has continued to develop strongly under Ericsson’s ownership.
    The Board monitors Ericsson’s capital structure with the aim to retain a strong balance sheet and a positive free cash flow. Despite the USD 6.2 billion cash offer on Vonage, which would affect free cash flow (after M&A) in 2022, the Board‘s view is that the Company’s cash flow generation will strengthen the balance sheet in the long term. Ericsson continues to execute on its focused strategy aiming at building a stronger Ericsson beyond 2022, with continued sales growth and improved returns. The Board will propose a dividend for 2021 of SEK 2.50 (2.00) per share to the Annual General Meeting.
    Finally, and once again, on behalf of all members of the Board, I want to thank Börje Ekholm, and all employees at Ericsson, for your efforts in 2021. With confidence, we look forward to seeing what we will achieve in 2022.
Ronnie Leten
Chair of the Board

12 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Contents

12	Business in 2021

13	Financial highlights

16	Business results – Segments

18	Business results – Market areas

19	Corporate Governance

19	Material contracts

19	Risk management

19	Sourcing and supply

20	Sustainability and Corporate Responsibility

20	Security and Privacy

20	US FCPA settlement

20	Legal proceedings

21	Parent Company

21	Share information

21	Proposed disposition of earnings

22	Guidelines for Remuneration to Group Management

27	Board assurance
Net sales

EBIT and EBIT margin
Board of Directors’ report
2021 highlights

–
Group organic sales grew by 4%, with an increase in Networks organic sales of 7%. Reported sales were stable at SEK 232.3 billion. The loss of market share in Mainland China impacted sales by SEK -7.7 billion. and the growth rate by -3 percentage points, meaning that excluding Mainland China organic sales growth was 8%.

–	Reported gross margin was 43.4% (40.3%), driven primarily by strengthened operational leverage in Networks.

–	Reported EBIT margin improved to 13.7% (12.0%).

–	EBIT margin excluding restructuring charges improved to 13.9% (12.5%), reaching the 2022 group target already in 2021.

–	Reported net income was SEK 23.0 (17.6) billion. Earnings per share (EPS) diluted was SEK 6.81 (5.26).

–	Free cash flow before M&A amounted to SEK 32.1 (22.3) billion. Net cash was SEK 65.8 (41.9) billion on December 31, 2021.

–	The Board of Directors proposes a dividend for 2021 of SEK 2.50 (2.00) per share to the AGM.
Business in 2021

In 2021, reported sales were stable at SEK 232.3 billion. A stronger Swedish krona (SEK) had a negative impact on reported sales in all segments. Sales growth adjusted for comparable units and currency was 4%, mainly driven by growth in Networks, where reported sales grew by 1% while organic sales increased by 7%, primarily supported by increased product sales as a result of continued market share gains. From a geographical point of view, sales growth was primarily underpinned by North America, Europe and Latin America as well as in some North East Asia markets. The sales in Mainland China declined by SEK
-7.7 billion,
due to reduced market share, impacting Group organic growth rate by
-3
percentage points.
Reported sales decreased in Digital Services by
-3%,
while organic sales grew by 1%. Managed Services sales declined by
-10%
reported and
-6%
organically, mainly due to reduced variable sales in a large contract in North America, post the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline.
IPR licensing revenues decreased to SEK 8.1 (10.0) billion mainly due to lower volumes with one licensee.
Reported gross margin improved to 43.4% (40.3%) driven primarily by strengthened operational leverage in Networks. A higher share of product revenues in the sales mix had a positive impact on the gross margin. Digital
Services gross margin declined somewhat due to impact from restructuring charges, while gross margin remained stable at 42.0% excluding restructuring charges. Managed Services gross margin improved mainly as an effect of efficiency gains. Gross margin in Emerging Business and Other increased driven by the acquired Cradlepoint business.
Operating expenses increased to SEK
-69.1
(-66.3)
billion. Research and development (R&D) expenses increased in Networks, Digital Services and Emerging Business and Other. Selling and administrative (SG&A) expenses increased to SEK
-27.0
(-26.7)
billion through investments in the acquired Cradlepoint business.
Restructuring charges decreased to
SEK -0.5
(-1.3)
billion. The restructuring charges in 2021 were mainly related to Mainland China.
EBIT was SEK 31.8 (27.8) billion. The improvement was driven by improved gross income in segment Networks.
The number of employees increased to 101,322 (100,824). The increase is mainly to be found in Research and Development, which increased by 1,210 employees.
Free cash flow before M&A amounted to SEK 32.1 (22.3) billion.
The improvement in cash flow was driven by improved profitability. Net cash at December 31 was SEK 65.8 (41.9) billion.

13 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

IPR licensing revenues

Software, hardware and
services: share of total sales

Gross margin and restructuring
charges

Financial highlights

Net sales
Reported sales were stable at SEK 232.3 (232.4) billion. Sales in Mainland China declined by SEK
-7.7 billion,
impacting Group growth rate adjusted for comparable units and currency by
-3
percentage points.
Networks sales increased by SEK 1.9 billion or 1% to SEK 167.8 billion, with a negative impact of SEK
-6.4 billion
from reduced market share in Mainland China. Digital Services sales decreased by SEK
-1.2 billion
or
-3%
to SEK 36.2 billion, with an impact of
SEK -1.3 billion
due to the reduced market share in Mainland China. Managed Services sales decreased by SEK
-2.2 billion
or
-10%
to SEK 20.4 billion. Emerging Business and Oher sales increased by SEK 1.5 billion or 22% to SEK 7.9 billion, driven mainly by Cradlepoint. Group sales adjusted for comparable units and currency increased by 4% while excluding Mainland China, organic sales growth was 8%.
IPR licensing revenues declined to SEK 8.1 (10.0) billion mainly due to lower volumes with one licensee.
Networks sales adjusted for comparable units and currency increased by 7%. Sales growth was driven primarily by North America, Europe and Latin America. Networks accounted for 72% (71%) of Group sales.
Digital Services sales adjusted for comparable units and currency increased by 1%. Sales increased in Europe and Latin America and in Middle East and Africa. Digital Services accounted for 16% (16%) of Group sales.
Managed Services sales adjusted for comparable units and currency declined by
-6%,
mainly due to reduced variable sales in a large contract in North America, post the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. Managed Services accounted for 9% (10%) of Group sales.
Emerging Business and Other sales adjusted for comparable units and currency grew by 11% with improvements in Emerging Businesses. Emerging Business and Other accounted for 3% (3%) of Group sales.
In the market area dimension, sales growth was driven by North America and Europe and Latin America.
The sales mix by commodity was: hardware 46% (41%), software 20% (22%) and services 34% (37%).
Gross margin
Reported gross margin increased to 43.4% (40.3%). Gross margin excluding restructuring charges improved to 43.5% (40.6%) driven primarily by strengthened operational leverage in Networks.
Research and development (R&D) expenses
Reported R&D expenses increased to
SEK -42.1
(-39.7)
billion. R&D expenses increased in Networks and Digital Services due to increased investments in the segments’ 5G portfolios and in Emerging Business and Other as a result of the acquired Cradlepoint business.
Selling and administrative (SG&A) expenses
SG&A expenses increased to SEK
-27.0
(-26.7)
billion. Selling expenses increased through investments in expanding the sales force in the acquired Cradlepoint business.
Revaluation of customer financing was SEK 0.4
(-0.3)
billion.
Impairment losses on trade receivables
Reversal of impairment losses on trade receivables was SEK 0.0 (0.1) billion.
Other operating income and expenses
Other operating income and expenses was SEK 0.4 (0.7) billion.
Share in earnings of JVs and associated companies was SEK
-0.3
(-0.3)
billion.
Restructuring charges
Restructuring charges decreased to SEK
-0.5
(-1.3)
billion. Restructuring charges in 2021 were mainly related to Mainland China.
Earning before financial items and income taxes (EBIT)
Reported EBIT improved to SEK 31.8 (27.8) billion. EBIT excluding restructuring charges improved to SEK 32.3 (29.1) billion with an EBIT margin excluding restructuring charges of 13.9% (12.5%). The improvement was driven by improved gross income in segment Networks.
EBITA
EBITA improved to SEK 33.3 (29.0) billion. EBITA excluding restructuring charges increased to SEK 33.8 (30.3) billion corresponding to an EBITA margin excluding restructuring charges of 14.6% (13.1%).
Financial income and expenses, net
Financial net declined to SEK
-2.5
(-0.6)
billion, mainly due to impact from the currency hedge. The currency hedge effect impacted financial net by SEK
-0.8
(1.0) billion. The USD strengthened against the SEK between December 31, 2020 (SEK/USD rate 8.19) and December 31, 2021 (SEK/USD rate 9.05).

14 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Net income and EPS diluted

Free cash flow

Working capital days

Taxes
Taxes were SEK
-6.3
(-9.6)
billion, positively impacted by utilization of impaired withholding tax assets in Sweden. The effective tax rate in 2021 was 21%, while the effective 2020 tax rate was approximately 35%. Effective tax rate excluding utilization of impaired withholding tax assets in Sweden would have been 25%.
Net income
Net income improved to SEK 23.0 (17.6) billion, driven by improved EBIT and lower reported taxes. Earnings per share (EPS) diluted was SEK 6.81 (5.26) and Adjusted EPS was SEK 7.26 (5.83).
Employees
The number of employees on December 31, 2021, was 101,322, a total increase of 498 employees compared with December 31, 2020. In Research and Development, the number of employees increased by 1,210.
Cash flow
Cash flow from operating activities
Reported cash flow from operating activities was SEK 39.1 (28.9) billion. The improvement was attributed to both improved EBIT and decreased operating net assets. Cash flow from operating activities in 2020 was impacted by payments of SEK
-3.0 billion
into the Swedish Pension Trust. Operating net assets decreased for the full year with a positive impact on cash flow of SEK 4.0 billion. Key movements include a negative impact of
SEK -5.6 billion
related to an increase in inventory, mainly driven by the decision to strengthen the supply chain resilience within Networks. The negative impact was partly offset by a positive impact of SEK 1.4 billion from increase in trade payables. Cash flow was also positively impacted by SEK 4.0 billion from an increase in contract liabilities. Provisions of SEK 4.2 (4.0) billion were utilized, of which SEK 0.8 (0.8) billion related to restructuring charges. Taxes paid were SEK
-4.1 billion.
Accounts receivable days of sales outstanding increased to 71 (69) days and working capital days was stable at 65 (65) days.
Free cash flow
Free cash flow before M&A was SEK 32.1 (22.3) billion or 13.8% (9.6%) in relation to sales, compared with the long-term target of
9-12%.
Capex net and other investing activities was SEK
-4.6
(-4.3)
billion. Repayment of lease liabilities was SEK
-2.4
(-2.4)
billion. There were few M&A transactions settled in 2021 and free cash flow after M&A was SEK 32.1 (12.7) billion.
Cash flow from investing activities
Reported cash flow from investing activities was SEK
-19.9
(-15.2)
billion as a result of purchases of interest-bearing securities.
Cash flow from financing activities
Reported cash flow from financing activities was SEK
-9.3
(-12.5)
billion including repayment of lease liabilities. During the year, dividends of SEK
-6.9
(-6.0)
billion were paid to shareholders and the net impact on cash flow from issuance and repayment of long-term debt was SEK 2.1 billion.
Financial position
Gross cash was SEK 97.6 (72.0) billion as a result of the positive free cash flow and a SEK 2.6 billion loan with the European Investment Bank (EIB), partly offset by
SEK -6.9 billion
of dividends paid to shareholders. Net cash was SEK 65.8 (41.9) billion.
Liabilities for post-employment benefits decreased to SEK 36.1 (37.4) billion, primarily due to positive asset returns. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 17.3 billion (SEK 18.8 billion lower than current DBO).
The average maturity of long-term borrowings was 3.5 years as of December 31, 2021, an increase from 2.7 years 12 months earlier.
In March 2021, Ericsson repaid its
EUR -0.5 billion
(SEK
-5.1
billion) bond and in May 2021, Ericsson issued a EUR 0.5 billion (SEK 5.0 billion) senior unsecured
8-year
bond.
In September 2021, Ericsson renewed its existing USD 2.0 billion revolving credit facility, linked to two of Ericsson’s long-term sustainability goals. The facility has a five-year tenure with two one-year
extension options and is undrawn.
Standard & Poor’s and Fitch have a long-term
BBB-
rating on Ericsson with stable outlook. Moody’s has a Ba1 rating with stable outlook.
The capital turnover decreased to 1.3 (1.4) times, while Return on capital employed (ROCE) improved to 18.4% (17.0%) driven by improved EBIT.

15 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Return on capital employed

Cash position

Debt maturity, Parent Company

Research and development, patents and licensing
In 2021, R&D expenses amounted to SEK
-42.1
(-39.7)
billion. R&D expenses were impacted by SEK
-0.1
(-0.4)
billion of restructuring charges. The number of R&D resources increased to 27,379 (26,169) and the number of patents continued to increase and amounted to more than 60,000 (57,000) granted patents by end of 2021.
Seasonality
The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of telecom operators.

Most recent three-year average seasonality
	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	-26%	11%	3%	21%
Share of annual sales	21%	24%	25%	30%
Off-balance
sheet arrangements
There are currently no material
off-balance
sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.
Capital expenditures
For 2021, capital expenditure was SEK 3.7 (4.5) billion, representing 1.6% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.
    Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals. As of December 31, 2021, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2019–2021
SEK billion	2021	2020	2019
Capital expenditures	3.7	4.5	5.1
Of which in Sweden	1.5	1.9	2.0
Share of annual sales	1.6%	1.9%	2.3%
Capitalized development expenses
Capitalized development expenses increased to SEK
-1.0
(-0.8)
billion due to 5G development projects. The net effect on operating income of capitalized and amortized development expenses was SEK
-0.1
(0.2) billion.

16 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Sales split per segment

Networks

Digital Services

Business results – Segments

Networks
Networks represented 72% (71%) of Group net sales in 2021. Networks offers a multi-technology capable Radio Access Network (RAN) solution for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.
Net sales
Reported sales increased by 1% in 2021 to SEK 167.8 (166.0) billion. Growth was driven primarily by increased product sales as a result of continued market share gains. Sales adjusted for comparable units and currency increased by 7%. Sales growth was underpinned by increased sales in North America and in Europe and Latin America as well as in some North East Asian markets. Sales declined by SEK
-6.4 billion
YoY in Mainland China, impacting the growth rate adjusted for comparable units and currency by
-4
percentage points.
Gross margin
Reported gross margin increased to 47.0% (43.6%), as a result of continued strengthening of operational leverage and a higher share of product revenues in the sales mix.
EBIT
Reported EBIT increased to SEK 37.3 (30.9) billion with an increase in EBIT margin to 22.2% (18.6%). EBIT excluding restructuring charges improved to SEK 37.5 (31.6) billion with an EBIT margin excluding restructuring charges of 22.4% (19.0%) driven by sales growth and improved gross margin.
Operating expenses remained stable at
SEK -41.9 billion.
R&D investments in the 5G portfolio increased during the year, while selling and administrative expenses decreased.

Digital Services
Digital Services represented 16% (16%) of Group net sales in 2021. The segment provides software-based solutions for business support (BSS), operational support (OSS), communication services, core networks, and cloud infrastructure. The focus is on cloud native and automation solutions supporting our customers’ 4G and growing 5G consumer and enterprise business.
Net sales
Reported sales decreased by
-3%
to SEK 36.2 billion in 2021. Sales adjusted for comparable units and currency increased by 1%, supported by sales growth in North America and in Europe and Latin America. Sales in Mainland China decreased by SEK
-1.3 billion
YoY, impacting the growth rate adjusted for comparable units and currency by
-3
percentage points.
Important 5G Core contracts have been signed with several
tier-1
operators in 2021 and are expected to generate increased revenues in 2022 and beyond.
Sales in the 5G Core portfolio gradually increased during 2021 and this portfolio is expected to generate growing sales during 2022 as 5G networks are commissioned and traffic grows.
Gross margin
Reported gross margin was stable at 41.7% (41.9%), while gross margin excluding restructuring charges was stable at 42.0%. The margin was negatively impacted by initial 5G Core deployment costs.
EBIT (loss)
Reported EBIT (loss) was SEK
-3.6
(-2.2)
billion. EBIT excluding restructuring charges was
SEK -3.5
(-2.2)
billion.
Operating expenses increased by SEK
-0.9 billion
to SEK
-18.8 billion
mainly due to acceleration of R&D investments in the cloud native 5G portfolio. The lower sales volume and consequently lower gross income impacted EBIT by SEK
-0.5 billion.

17 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Managed Services

Emerging Business and Other

Breakdown of EBIT in segment Emerging Business and Other
SEK billion	Full year 2021	Full year 2020
Segment EBIT	-3.4	-2.4
of which Emerging Business, iconective, media businesses, Cradlepoint and common costs	-3.4	-2.6
of which SEC and DOJ resolution costs	0.0	0.3
of which costs for ST-Ericsson wind-down	0.0	-0.1
of which a refund of social security costs in Sweden	0.0	0.0
of which a Nokia settlement related to the 2019 resolution with SEC and DOJ	-0.8	0.0
of which revaluation of Ericsson Ventures investments, a data center divestment and an impairment write-off	0.8	0.0
Business results – Segments, cont’d.

Managed Services
Managed Services represented 9% (10%) of Group net sales in 2021. Managed Services provides Networks and IT Managed Services, Network Design and Optimization, and Application Development and Maintenance to telecom operators. These are delivered through the
AI-driven
Ericsson Operations Engine, a set of capabilities that transform operations to enhance customer experience, drive agile service creation and optimize costs in multi-vendor environments.
Net sales
Sales adjusted for comparable units and currency decreased by
-6%
in 2021, mainly due to reduced variable sales in a large contract in North America, post the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. Sales in Network Optimization showed growth. Reported sales declined by
-10%.
Gross margin
Reported gross margin increased to 18.8% (17.8%). Gross margin excluding restructuring charges increased to 19.4% (18.9%), mainly as a result of efficiency gains, partly offset by lower sales.
EBIT
Reported EBIT was SEK 1.5 (1.6) billion. EBIT excluding restructuring charges was SEK 1.6 (1.8) billion with a stable EBIT margin of 7.8% (8.1%), despite the sales decline.

Emerging Business and Other
Segment Emerging Business and Other represented 3% (3%) of Group net sales in 2021. Emerging Business and Other supports enterprises by providing reliable and secure cellular solutions that are easy to use, adopt and scale for global and local needs.
The segment includes:
–	Emerging Business, including IoT, iconectiv, Cradlepoint and New businesses
–	Media businesses, including Red Bee Media and a 49% ownership of MediaKind.
Net sales
Sales adjusted for comparable units and currency increased by 11% in 2021, with improvements in Emerging Businesses. Reported sales increased by 22%, driven by the acquired Cradlepoint business.
Cradlepoint saw increasing demand for the 5G portfolio during the year. Reported sales and margins for Cradlepoint were in line with the acquisition plan.
Gross margin
Reported gross margin increased to 37.2% (25.6%), driven by Cradlepoint.
EBIT (loss)
Reported EBIT (loss) was SEK
-3.4
(-2.4)
billion driven by Cradlepoint, the Nokia settlement related to the 2019 resolution with the U.S authorities and impairment write-off.
In 2021 EBIT was positively impacted by SEK 1.0 billion through a positive revaluation of Ericsson Ventures investments and a data center divestment.
In 2020 EBIT was positively impacted by SEK 0.3 billion from a provision release related to compliance monitor costs.
Sales in Emerging Businesses grew, with improved gross margin.

18 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Sales split per market area

Business results – Market areas

North America
Currency adjusted sales increased by 12% driven primarily by Networks 5G deployments, and by growth in 5G Core and cloud native solutions. Managed Services sales decreased after the merger between two operators. Reported sales increased by 5%.
Europe and Latin America
Currency adjusted sales increased by 12%, with 11% growth in Europe and 19% in Latin America. Sales in both Networks and Digital Services continued to grow as a result of market share gains, while sales decreased in Managed Services YoY due to earlier decisions on contract exits and rescoping of contracts. Reported sales increased by 8%.
Middle East and Africa
Currency adjusted sales declined by
-7%.
Sales decreased in Networks primarily due to timing of 5G investments. Continued growth in Africa and strong software upgrades contributed to growth in Digital Services. Managed Services sales decreased due to contractual renegotiations in certain markets. Reported sales declined by
-11%.
South East Asia, Oceania and India
Currency adjusted sales declined by
-1%.
Networks sales declined marginally due to timing of orders and project milestones, while Digital Services sales were stable. Sales in Managed Services grew as a result of a new contract signed in 2020 and timing of variable sales. Reported sales decreased by
-4%.
North East Asia
Currency adjusted sales declined by
-8%.
Sales declined in Networks and Digital Services due to market share loss in Mainland China. Markets outside of Mainland China grew by 19% mainly through acceleration of 5G deployments. Reported sales declined by
-13%.
Other
IPR licensing revenues declined to SEK 8.1 (10.0) billion mainly due to lower volumes with one licensee.

Reported sales per market area – 2021 compared with 2020

19 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Corporate Governance
In accordance with the Swedish Annual Accounts Act and the Swedish Corporate Governance Code (the Code), a separate Corporate Governance Report, including an internal control section, has been prepared and appended to this Financial Report.
Continued compliance with the Swedish Corporate Governance Code
Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2021, Ericsson does not report any deviations from the Code.
Business integrity
Ericsson’s Code of Business Ethics (COBE) outlines the fundamental ethical principles and expectations that guide Ericsson’s decisions and is designed to ensure that Ericsson pursues business with a strong sense of integrity. It reflects the Company’s commitment to conducting business responsibly, consistent with all internationally recognized human rights principles and the applicable laws and regulations where Ericsson operates.
Ericsson reviews and updates COBE’s content periodically, and runs an acknowledgment process regularly to ensure that everyone working for Ericsson has read and understood it. New employees and individuals starting work for Ericsson are also required to acknowledge their understanding of COBE upon their recruitment or on the first day of their assignment.
Board of Directors
At the Annual General Meeting, held on March 30, 2021, Ronnie Leten was re-elected
Chair of the Board, and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected
members of the Board. As of March 30, 2021, Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting were appointed employee representatives by the unions, with Ulf Rosberg, Loredana Roslund and Per Holmberg as deputies. Per Holmberg resigned as deputy employee representative as of November 3, 2021.
Management
Since 2017 Börje Ekholm is the President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team.
Ericsson has a global management system, the Ericsson group Management System (EGMS). EGMS aims to ensure that Ericsson’s business is well managed and has the ability to fulfil the objectives of major stakeholders within established risk limits and with reliable internal control. EGMS also aims to ensure compliance with applicable laws, listing requirements, governance codes and corporate responsibilities.
Remuneration
Remuneration to the members of the Board of Directors and to Group management are reported in note G2, “Information regarding members of the Board of Directors and the Group management.” Further information about remuneration to the President and CEO and the Executive Vice Presidents is included in the “Remuneration report” appended to this Financial Report.
Guidelines for remuneration to Group management
The Board of Directors does not propose any changes to the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2020, which are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. The current Guidelines are included on pages 22–26.
Long-Term Variable Compensation Program 2021 (LTV 2021) for the Executive Team
Ericsson has share-based Long-Term Variable Compensation Programs in place for the Executive Team. LTV 2021 for the Executive Team was approved by the Annual General Meeting 2021. Details of LTV 2021 are explained in note G3, “Share-based compensation.”

Material contracts
Material contractual obligations are outlined in note D4, “Contractual obligations.” These are primarily related to leases of office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations as well as the purchase of components for the Company’s own manufacturing.
The Company is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management
Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the EGMS. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with strategy-setting and execution. The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to identify, assess and treat the risks, and to agree on and stay within the Company’s risk appetite.
Each manager is responsible for handling the risks that emerges from their respective area of responsibility. The responsibility for identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The Chief Financial Officer is accountable for performing oversight of ERM, and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of ERM.
For information on risks that could impact the fulfilment of objectives, and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, notes A2 “Critical accounting estimates and judgments,” F4 “Interest-bearing liabilities,” F1 “Financial risk management” and the chapter Risk factors.

Sourcing and supply
Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from global, regional and local suppliers.
The Company negotiates global supply agreements with its primary suppliers. In general, Ericsson endeavours to have alternative supply sources and seeks to avoid single source supply situations.
The production of electronic modules and
sub-assemblies
is mostly outsourced to manufacturing services companies. Ericsson is focusing internal manufacturing on new product introductions and new technologies. The majority of the matured portfolio is out-sourced
through production partners. Ericsson has internal production sites in USA, Estonia, China and Brazil.

20 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

The Company requires its suppliers to comply with principles set forth in the Code of Conduct for Business Partners. The Code of Conduct sets forth standards on environmental management, human and labor rights, occupational health and safety and business ethics and anti-corruption as fundamental parts of Ericsson’s responsible business.
Business Partners are required to have an environmental management system and to be aware of and comply with applicable environmental legislation, permits and reporting requirements. Where the requirements in the Ericsson Code of Conduct for Business Partners are higher than local standards and laws, the requirements of the Code should be applied.
Ericsson works to reduce environmental impacts and emissions in the product portfolio and supply chain. Ericsson has set an ambition that a certain number of high emitting and strategic suppliers should have their own
1.5°C aligned climate targets.
Ericsson’s approach to environmental sustainability is through a circular approach, where the Company continuously strives to minimize the negative impacts of its operations, and to improve the environmental and energy performance of its products. Minimizing waste is key to a circular economy and high reuse and recycling rates form part of the standard requirements for the Company’s smart product design.

Sustainability and Corporate Responsibility
Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy and culture and is embedded across its operations to drive business transformation and create value for its stakeholders.
Ericsson is committed to creating positive sustainability impacts and reducing risks to the Company and its stakeholders through its technology, solutions, operations, and the expertise of its employees.
Ericsson has prepared a separate sustainability report, in accordance with the Swedish Annual Accounts Act, named the Sustainability and Corporate Responsibility Report 2021.

Security and Privacy
Security and Privacy are highly prioritized areas for Ericsson. As the value of information and the capabilities of threat actors increase so must the Company’s and its products’ resilience. Enterprise security and privacy is governed through the Chief Security Officer Security Board and Ericsson’s Group Enterprise Security and Privacy Board, while the Product and Technology Security Board governs product security. The Audit and Compliance Committee and the Technology and Science Committee of the Board of Directors receives regular updates on security and privacy.
Policies, directives and frameworks establish the security requirements across Ericsson. The security and privacy frameworks cover product security, information security, privacy,
IT-security,
risk management, sourcing and third parties, incident management, insider threat prevention, business continuity, physical security, security in high-risk areas, and travel and event security to secure all areas of Ericsson’s business processes and ensure the delivery of resilient products. Frameworks are developed in accordance with applicable regulations, international standards and best-practices. For example, Ericsson’s Information Security Management System is globally certified to ISO/IEC 27001 and the Ericsson Security Reliability Model detailing the security requirements for Ericsson’s products is aligned with GSMA NESAS and NIST Cyber Security Framework.
Ericsson is committed to continuously assess and adjust its capabilities, controls and processes and develop its portfolio in order to secure the Company’s and its customers assets in relation to evolving threats, risks and legal requirements.
For further information on Security and Privacy and risks relating thereto see the chapter Risk factors in the Financial Report.

US FCPA settlement
Since December 2019, Ericsson has been under a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) to resolve criminal US Foreign Corrupt Practices Act (FCPA) charges and a consent judgment with the Securities and Exchange Commission (SEC) to resolve related civil claims. Ericsson entered into the DPA and the consent judgment, and agreed to engage an independent compliance monitor, for a period of three years as part of the resolution of the investigations conducted by the DOJ and the SEC since 2015 and 2013 respectively. In June 2020, Ericsson announced the appointment of its monitor, marking the start of the three-year term of the monitorship. The monitor’s main responsibilities include reviewing and evaluating the Company’s progress in updating and operating its Ethics & Compliance Program and accompanying controls, consistent with the terms of the DPA, and providing recommendations for improvements.
On October 21, 2021 Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under the DPA by failing to provide certain documents and factual information. At this time the Company cannot provide further details about the determination by the DOJ or predict the outcome of the resolution of this matter. Ericsson has taken steps to avoid a recurrence of the issues that led to the breach determination and is committed to cooperating openly and fully with the DOJ and its Independent Compliance Monitor consistent with all terms set out in the DPA.

Legal proceedings
On May 7, 2021, Ericsson and Samsung reached a multi-year agreement on global patent licenses between the two companies, including patents relating to all cellular technologies. The cross license agreement covers sales of network infrastructure and handsets from January 1, 2021. Furthermore, Ericsson and Samsung agreed on technology cooperation projects to advance the mobile industry in open standardization and create valuable solutions for consumers and enterprises. The settlement ended complaints filed by both companies before the U.S. International Trade Commission (ITC) as well as lawsuits in several countries.
On October 4, 2021, Ericsson asked the U.S. District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the U.S. District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.
As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth
investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting final appellate decision by the Supreme Court of India.

21 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.
In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business. For information on risks e.g. relating to lawsuits, claims and proceedings, see the chapter Risk Factor.

Parent Company
Telefonaktiebolaget LM Ericsson (the Parent Company) business consists mainly of corporate management, holding company functions, internal banking activities and customer credit management. As of 31 December 2021 (2020) the Parent Company had 3 (3) branch offices. In total, the Group has 74 (77) branch and representative offices.
Financial information
Income after financial items was SEK 9.3 (8.3) billion. The Parent Company had no sales in 2021 or 2020 to subsidiaries, while 34% (36%) of total purchases of goods and services were from subsidiaries.
Major changes in the Parent Company’s financial position for the year included:
–	Increased current and non-current liabilities to subsidiaries of SEK 22.1 billion.
–	Decreased current and non-current receivables from subsidiaries of SEK 0.7 billion.
–	Shareholder contributions to subsidiaries of SEK 6.4 billion.
–	Impairment of investments in subsidiaries of SEK 1.3 billion.
–	Increased gross cash of SEK 23.5 billion.
At the end of the year, gross cash: cash, cash equivalents, short-term investments (“Interest-bearing securities, current” in Group’s definition), and interest-bearing securities non-current
amounted to SEK 80.5 (57.0) billion.
At the end of the year,
non-restricted
equity amounted to SEK 35.0 (33.9) billion and total equity amounted to SEK 83.1 (82.1) billion.

Share information
As of December 31, 2021, the total number of shares in issue was 3,334,151,735 of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end
were Investor AB with approximately 23.79% of the votes (8.00% of the shares), AB Industrivärden with approximately 15.14% of the votes (2.61% of the shares) and AMF Tjänstepension & AMF Fonder with approximately 4.36% of the votes
(1.87% of the shares).
In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 2,034,654 treasury shares were distributed to employees or sold in 2021. The quotient value of these shares was SEK 5.00 per share, totaling SEK 10 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 41.7 million.
The holding of treasury stock at December 31, 2021 was 4,009,306 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 20 million, representing 0.1% of capital stock, and the purchase price amounts to SEK 29.1 million.

Proposed disposition of earnings
The Board of Directors proposes a dividend SEK 2.50 (2.00) per share, and that the Parent Company shall retain the remaining part of non-restricted
equity. The dividend is proposed to be paid in two equal installments, SEK 1.25 per share with the record date March 31, 2022, and SEK 1.25 per share with the record date September 30, 2022.
The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 8,335,379,338
Amount to be retained by the
Parent Company	SEK 26,649,074,267
Total non-restricted equity of the Parent Company	SEK 34,984,453, 605
As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent
Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 35.0% (31.4%) and a net cash amount of SEK 65.8 (41.9) billion.
The Parent Company’s equity would have been SEK 1.3 billion lower if assets and liabilities had not been valued at fair value pursuant to Chapter 4, Section 14a of the Swedish Annual Accounts Act.
The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.
The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

22 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Guidelines for Remuneration to Group Management approved by the Annual General Meeting of shareholders 2020
Guidelines for Remuneration to Group Management
Introduction
These Guidelines for Remuneration to Group Management (the “
Guidelines
”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “
Company
” or “
Ericsson
”), including the President and Chief Executive Officer (the “
President and CEO
”) (“
Group
Management
”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“LTV”).
Objective
These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:
–	attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,
–	encourage behavior consistent with Ericsson’s culture and core values,
–	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,
–	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and
–	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.
The Guidelines and the Company’s strategy and sustainable long-term interest
A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined
and measurable business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group, Business Area or Market Area level, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.
The Company operates long-term variable compensation programs for the Group Management. These have been approved by the Annual General Meeting (“AGM”) and as a result are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in note G2, “Information regarding members of the Board of Directors, the Group management” and note G3, “Share-based compensation” in the annual report 2019.
1)
Governance of remuneration to Group Management
The Board has established a Remuneration Committee (the “
Committee
”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.
The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on LTV and similar equity arrangements.
The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.
In order to conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data, Company results and individual performance before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of Group Management. In order to avoid conflict of interests, no employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. The President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.
The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.
Overview of remuneration package covered by these Guidelines
For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.
The table below sets out the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and the related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up
of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are separately resolved by the AGM.

1)
Information for 2021 can be found in the Remuneration report and in note G2, “Information regarding members of the Board of Directors and Group management” and note G3, “Share-based compensation” in the Financial report.

23 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Element and purpose	Operation	Opportunity	Performance measures

Fixed salary
Fixed compensation paid at set times.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  deliver part of the annual compensation in a predictable format.

Salaries shall normally be reviewed annually in January.
Salaries shall be set taking into account:

–  Ericsson’s overall business performance,

–  business performance of the Unit that the individual leads,

–  year-on-year
performance of the individual,

–  external economic environment,

–  size and complexity of the position,

–  external market data,

–  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

There is no maximum salary level; however, salary increases (as a % of existing salary) for most Group Management members would normally be in line with the external market practices, employees in relevant locations and performance of the individual.

There are circumstances where higher salary increases could be awarded. For example, where:

–  a new Group Management member has been appointed at a below- market salary, in which case larger increases may be awarded in following years, subject to strong individual performance,

–  the Group Management member has been promoted or has had an increase in responsibilities,

–  an individual’s salary has fallen significantly behind market practice.

This element of the package does not require achievement of any specific performance targets.

However, individual performance and capability shall be taken into account along with business performance when determining fixed salary levels and any salary increases.

Short-term variable compensation (STV)
STV is a variable compensation plan that shall be measured and paid over a single year.

Purpose:

–  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests,

–  provide individuals an earning opportunity for performance at flexible cost to the Company.

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

The Board and the Committee reserve the right to:

–  revise any or all of the STV targets at any time,

–  adjust the STV targets retroactively under extraordinary circumstances,

–  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

–  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

–  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

Malus and clawback
The Board and the Committee shall have the right in their discretion to:

–  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

–  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

–  reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance with a financial reporting requirement etc.

Target
pay-out
opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment.

Maximum
pay-out
shall be up to two times the target
pay-out
opportunity (i.e. 300% of annual fixed salary).
1) 2)

The STV shall be based on measures linked to the annual business plan which in itself is linked to Ericsson’s long-term strategy and sustainability.

Measures shall include financial targets at Group, Business Area or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

A maximum of four STV targets shall be assigned to an individual in total for a financial year. Financial targets shall comprise at least 75% of the target bonus opportunity with a minimum of 40% being defined at Group level. The minimum weighting for an STV target shall be 20%.

Performance of all STV targets shall be tested over a
one-year
performance period (financial year).

The STV measures and targets shall be determined by the Committee for the members of Group Management other than the President and CEO.

The Board has the mandate to define STV measures and targets for the President and CEO, should STV be introduced for the President and CEO.

24 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Element and purpose	Operation	Opportunity	Performance measures

Pension
Contributions paid towards retirement fund.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective agreement provisions or mandatory local regulations.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

–  cash equivalent to pension may be provided as a taxable benefit, or

–  contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis.

Since 2011, members of Group Management in Sweden participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. The pension contribution for ITP1 is capped at 30% of pensionable salary which includes fixed salary and STV paid in cash.

According to the local collective bargaining agreement in Sweden, the members of Group Management are also entitled to an additional pension contribution for part-time retirement for which the cap is determined during the union negotiations for all the local employees.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary.
3)
None

Other benefits
Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation or pension.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  deliver part of the annual compensation in a predictable format.

Benefits offered shall take into account the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.
None

1)	For most of the current members of Group Management, the current STV target opportunity is below 50% of the annual fixed salary.
2)	At present the President & CEO does not participate in STV. The Board has the mandate to decide to include the President and CEO in STV in the future. In doing so the Board shall:
–
determine the STV opportunity for the President and CEO within the ranges mentioned above and in line with the external market practices of the country of employment, keeping the STV opportunity of the other members of Group Management under consideration,

–	reduce the LTV opportunity in relation to the STV opportunity, keeping the total target cash compensation consisting of fixed salary, STV and LTV unchanged.
Should the Board decide to introduce STV for the President and CEO, the details will be disclosed in the Remuneration Report for the relevant year.
3)
Since most of the current members of Group Management are currently under ITP1 coverage, their pension contributions are currently capped at 30% of pensionable salary and the additional pension contribution for part-time retirement mandated by the local collective bargaining agreement in Sweden.

25 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Alignment of short-term variable compensation with the Company’s strategy and criteria for payment
These Guidelines for Remuneration to Group Management have been developed to support alignment of Ericsson’s business strategy and long-term interests of members of Group Management with that of shareholders, in particular:
–
The targets for the STV shall be set each year either by the Board or the Committee as appropriate for the members of the Group Management. In determining the targets, the Board and the Committee shall take into account Ericsson’s focused business strategy, which is built on technology leadership, product-led
solutions and global scale, along with internal annual and long-term business plans. Therefore, all members of Group Management shall have one or more Group financial targets derived from the long-term financial targets which amount to at least 40% of the target STV opportunity. At least 75% of the target STV opportunity shall be linked to financial measures. The Board and the Committee, as applicable, may also choose to include other operational, strategic, employee engagement, customer satisfaction or sustainability and corporate responsibility or other lead indicator measures to support the delivery of the business plan. For certain roles such targets may be supplemented by targets for the relevant Business Area, Market Area or Group Function.

–	Maximum pay-out shall be achievable for truly outstanding performance and exceptional value creation.
–
At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets. The Board has the discretion to adjust targets and the subsequent outcome in the event that they cease to be relevant or stretching or to enhance shareholder value. Adjustments shall normally only occur in the event of a major change (e.g. an acquisition or divestment) and shall be on the basis that the new target shall be no more or less difficult to achieve.

Consideration of remuneration offered to the Company’s employees
When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.
    There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice.
Employment contracts and termination of employment
The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.
    In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.
    The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e. the end of the period of notice) and until the time of retirement.
    Severance pay shall be reduced by 50% of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.
    The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.
    Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.
Recruitment policy for new members of Group Management
In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:
–	The role being taken on.
–	The level and type of remuneration opportunity received at a previous employer.
–	The geography in which the candidate is being recruited from and whether any relocation allowance is required.
–	The skills, experience and caliber of the candidate.
–	The circumstances of the candidate.
–	The current external market and salary practice.
–	Internal relativities.
Additional arrangements
By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.
    In addition, it may on a case by case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case by case basis if all or some of the remuneration including incentives forfeited need to be
’bought-out’.
If there is a
buy-out
of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/ paid. Generally, buy-out
awards will be made on a comparable basis to those forfeited.
    In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.

26 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Board of Directors’ discretions
The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:
–  upon change of the President and CEO in accordance with recruitment policy for new members of Group Management,

–  upon material changes in the Company structure, organization, ownership and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and
–  in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.

The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

Events after the reporting period

Legal proceedings
Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022 Ericsson filed three complaints with the U.S. International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents. Also, in January 2022 Ericsson filed complaints in several jurisdictions in Europe (Germany, Netherlands, Belgium) and South America (Brazil, Colombia) alleging that certain Apple products infringe Ericsson patents. On January 19, 2022 Apple filed a complaint against Ericsson in the ITC alleging infringement of three Apple patents by certain Ericsson products. Apple also filed a complaint in Germany at the District court of Düsseldorf alleging infringement of a German utility model and another complaint at the District court of Mannheim alleging infringement of an Apple patent by certain Ericsson products. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.
Euro Medium Term Note program
On February 8, 2022, the Company issued new EUR 750 million notes under the Euro Medium Term Note (EMTN) program, with maturity in February 2027.

Vonage
In November, 2021, Ericsson announced the entering into of an agreement to acquire Vonage Holdings Corp. for a total acquisition price of approximately USD 6.2 billion. Since then, Vonage shareholder approval has been obtained and all requisite foreign and U.S. regulatory requirements for closing have been satisfied, except for receipt of clearance from the Committee on Foreign Investment in the United States. If the agreement were to terminate under specified circumstances where we have failed to obtain such clearance, we may have to pay a USD 200 million termination fee to Vonage. Ericsson and Vonage continue to work toward closing this acquisition during the first half of 2022, on and subject to the terms of the merger agreement and subject to receiving regulatory approval.
Update on Deferred Prosecution Agreement
On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA.
The Company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to
co-operating
with the DOJ to resolve the matter.
At this stage it is premature to predict the outcome of this matter. DOJ has sole discretion under the DPA to determine whether a breach has occurred.
Legal proceedings
After the 2021 Swedish Annual Report was finalized on March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.
Ericsson appoints Scott Dresser as Chief Legal Officer
On March 16, 2022, Ericsson announced the appointment of Scott Dresser to the company’s Executive Team as Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance. Scott has joined Ericsson on 21 March 2022 and is based in the US. Scott Dresser replaces Xavier Dedullen, who resigned from this role as of the same date.

27 Financial Report 2021 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2021

Board assurance
The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the EU, and give a fair view of the Group’s financial position and results of operations.
The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations. The Board of Directors’ Report for the Ericsson Group and the Parent Company
provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

28 Financial Report 2021 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2021

Report of independent registered
public accounting firm
To the shareholders of Telefonaktiebolaget LM Ericsson (publ):

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control
— Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal
Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 2
5
, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted
accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte AB
Stockholm, Sweden
March 2
5
, 2022

29 Financial Report 2021 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2021

Report of independent registered
public accounting firm
To the shareholders of Telefonaktiebolaget LM Ericsson (publ):

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the Company”) as of December 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income (loss), statements of cash flows, and statements of changes in equity, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control —
Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition of significant contracts – Refer to Notes B1 and B2 to the financial statements
Critical Audit Matter Description
Ericsson generates revenues from sales of hardware, software, and services to its customers. Total revenue for 2021 amounted to SEK 232.3 billion. The majority of these revenues are related to multi-year framework agreements with large customers which often include discounts and incentives arrangements. The customers issue purchase orders under these framework agreements that in combination constitute a commitment to purchases of products and services over the duration of the agreement with the customer. These arrangements may give rise to a risk of material misstatement due to the incorrect identification of performance obligations and timing of revenue recognition for each obligation, for significant contracts that could have a material impact on the financial statements.
Ericsson conducts an assessment at contract inception to determine which promised goods and services in a customer contract are distinct and accordingly identified as performance obligations. The Company considers there to be a distinct performance obligation if the customer can benefit from the good or service either on its own or together with other resources readily available, and if the Company’s obligation to transfer the good or service is separately identifiable from other obligations in the contract.
The amount and timing of revenue recognized is determined in relation to the individual elements of the contract. Transaction prices including variable considerations, discounts, concessions and incentive agreements, are estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer and in allocating revenue to each performance obligation by reference to their standalone selling prices.
We identified revenue recognition of significant contracts as a critical audit matter due to the complex application of revenue recognition accounting standards and that it requires management to make judgments and estimates in determining the amount and timing of revenue recognized in relation to individual elements of the contracts.

30 Financial Report 2021 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2021

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the amount and timing of revenue recognized in relation to significant contracts included, but were not limited to the following:
–
We tested the effectiveness of the Company’s controls over revenue recognition with particular focus on the controls related to the identification of performance obligations within revenue contracts and determination of the timing of recognition for each revenue obligation including the reviews performed by the Company’s central board for material and complex deals.

–
We tested a sample of significant contracts to assess management’s judgments and estimates related to the identification of performance obligations and determination of the timing of recognition for each revenue obligation based on the contract.

–
We tested a sample of revenue transactions recorded during the year by tracing them to supporting evidence of delivery and acceptance and assessed the judgments and estimates for revenue recorded in the period by comparing it to contractual terms such as, delivery terms, transaction prices including variable considerations, discounts and incentive agreements.

–	We tested a sample of ongoing negotiations with existing customers and analyzed reversals of revenue subsequent to year end for indicators of unrecorded discounts and concessions during the period.
Valuation of Goodwill – Refer to Note C1 to the financial statements
Critical Audit Matter Description
Goodwill is a significant asset in the consolidated balance sheet and amounts to SEK 38.2 billion as of December 31, 2021. The Company’s evaluation of the carrying value of goodwill involves the comparison of the recoverable amount of each cash generating unit to their carrying values. Ericsson’s assessment is based on a discounted cash flow using a business plan covering 5 or 10 years, which requires management to make significant estimates and assumptions regarding forecasts of future sales growth, operating income, working capital and capital expenditure requirements, as well as assumptions on discount rates. Changes in these assumptions could have a significant impact on either the recoverable amount, the amount of any impairment charge, or both.
We identified valuation of goodwill as a critical audit matter because of the significant judgments made by management to estimate the recoverable amount. The assessment of management’s assumptions regarding recoverable amount requires a high degree of auditor judgment, including an increased extent of complexity and the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions regarding recoverable amount included, but were not limited to the following:
–
We tested the effectiveness of the Company’s controls over goodwill impairment evaluation and determination of the recoverable amount with particular focus on the controls over management’s preparation and review of assumptions for future sales growth, operating income, working capital, capital expenditure requirements and method for determining the discount rate used.

–
We evaluated management’s ability to accurately forecast future sales growth and operating income by comparing actual results to management’s historical forecasts, the Company’s historical results, external analyst reports and internal communications to management and the Board of Directors.

–
With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte AB
Stockholm, Sweden
March 2
5
, 2022
We have served as the Company’s auditor since 2020.

31 Financial Report 2021 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2021

Consolidated financial statements with notes
Contents

Consolidated financial statements

32	Consolidated income statement

32	Consolidated statement of comprehensive income (loss)

33	Consolidated balance sheet

34	Consolidated statement of cash flows

35	Consolidated statement of changes in equity

Notes to the consolidated financial statements

38	A	Basis of presentation

38	A1	Significant accounting policies

45	A2	Critical accounting estimates and judgments

48	B	Business and operations

48	B1	Segment information

51	B2	Net sales

51	B3	Expenses by nature

51	B4	Other operating income and expenses

51	B5	Inventories

51	B6	Customer contract related balances

52	B7	Other current receivables

52	B8	Trade payables

52	B9	Other current liabilities

52	C	Long-term assets

52	C1	Intangible assets

54	C2	Property, plant and equipment

55	C3	Leases

56	D	Obligations

56	D1	Provisions

57	D2	Contingent liabilities

57	D3	Assets pledged as collateral

57	D4	Contractual obligations

58	E	Group structure

58	E1	Equity

59	E2	Business combinations

60	E3	Associated companies

61	F	Financial instruments

61	F1	Financial risk management

66	F2	Financial income and expenses

66	F3	Financial assets, non-current

67	F4	Interest-bearing liabilities

68	G	Employee related

68	G1	Post-employment benefits

72	G2	Information regarding members of the Board of Directors and Group management

74	G3	Share-based compensation

79	G4	Employee information

80	H	Other

80	H1	Taxes

81	H2	Earnings per share

81	H3	Statement of cash flows

82	H4	Related party transactions

82	H5	Fees to auditors

82	H6	Events after the reporting period

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	32

Consolidated financial statements
Consolidated income statement

January–December, SEK million	Notes	2021	2020	2019
Net sales	B1, B2	232,314	232,390	227,216
Cost of sales		(131,565)	(138,666)	(142,392)
Gross income		100,749	93,724	84,824

Research and development expenses		(42,074)	(39,714)	(38,815)
Selling and administrative expenses		(26,957)	(26,684)	(26,137)
Impairment losses on trade receivables	F1	(40)	118	737
Operating expenses		(69,071)	(66,280)	(64,215)

Other operating income	B4	1,526	1,161	2,350
Other operating expenses	B4	(1,164)	(499)	(12,060)
Share in earnings of joint ventures and associated companies	B1, E3	(260)	(298)	(335)
Earnings before financial items and income tax (EBIT)	B1	31,780	27,808	10,564

Financial income and expenses, net	F2	(2,530)	(596)	(1,802)
Income after financial items		29,250	27,212	8,762

Income tax	H1	(6,270)	(9,589)	(6,922)
Net income		22,980	17,623	1,840
Net income (loss) attributable to:
Owners of the Parent Company		22,694	17,483	2,223
Non-controlling interests		286	140	(383)

Other information
Average number of shares, basic (million)	H2	3,329	3,323	3,306
Earnings per share attributable to owners of the Parent Company, basic (SEK) 1)	H2	6.82	5.26	0.67
Earnings per share attributable to owners of the Parent Company, diluted (SEK) 1)	H2	6.81	5.26	0.67

1)	Based on net income attributable to owners of the Parent Company.
Consolidated statement of comprehensive income (loss)

January–December, SEK million	2021	2020	2019
Net income	22,980	17,623	1,840
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	3,537	(4,618)	(6,182)
Revaluation of borrowings due to change in credit risk	31	99	(651)
Tax on items that will not be reclassified to profit or loss	(682)	880	1,363

Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	(542)	136	(290)
Reclassification adjustments on gains/losses included in profit or loss	(96)	281	—
Translation reserves
Changes in translation reserves	3,342	(5,376)	1,925
Reclassification to profit and loss	46	124	54
Share of other comprehensive income of JV and associated companies	28	(81)	131
Tax on items that have been or may be reclassified to profit or loss	126	(86)	60
Other comprehensive income (loss), net of tax	5,790	(8,641)	(3,590)
Total comprehensive income (loss)	28,770	8,982	(1,750)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	28,694	8,787	(1,403)
Non-controlling interests	76	195	(347)

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	33

Consolidated balance sheet

SEK million	Notes	Dec 31 2021	Dec 31 2020
Assets
Non-current assets
Intangible assets	C1
Capitalized development expenses		3,528	3,857
Goodwill		38,204	34,945
Intellectual property rights, brands and other intangible assets		3,830	4,805

Property, plant and equipment	C2	13,580	13,383

Right-of-use assets	C3	7,948	7,980

Financial assets
Equity in joint ventures and associated companies	E3	941	1,274
Other investments in shares and participations	F3	2,258	1,519
Customer finance, non-current	B6, F1	568	1,221
Interest-bearing securities, non-current	F1, F3	30,626	21,613
Other financial assets, non-current	F3	6,217	4,842
Deferred tax assets	H1	23,109	26,296
		130,809	121,735
Current assets
Inventories	B5	35,164	28,097
Contract assets	B6, F1	10,506	11,273
Trade receivables	B6, F1	45,399	42,063
Customer finance, current	B6, F1	2,719	1,916
Current tax assets		6,379	7,304
Other current receivables	B7	7,656	8,710
Interest-bearing securities, current	F1	12,932	6,820
Cash and cash equivalents	H3	54,050	43,612
		174,805	149,795
Total assets		305,614	271,530

Equity and liabilities
Equity
Capital stock	E1	16,672	16,672
Additional paid in capital	E1	24,731	24,731
Other reserves	E1	454	(2,689)
Retained earnings	E1	66,918	47,960
Equity attributable to owners of the Parent Company	E1	108,775	86,674

Non-controlling interests	E1	(1,676)	(1,497)
		107,099	85,177
Non-current liabilities
Post-employment benefits	G1	36,050	37,353
Provisions, non-current	D1	3,722	2,886
Deferred tax liabilities	H1	884	1,089
Borrowings, non-current	F4	22,241	22,218
Lease liabilities, non-current	C3	7,079	7,104
Other non-current liabilities		1,587	1,383
		71,563	72,033
Current liabilities
Provisions, current	D1	5,782	7,580
Borrowings, current	F4	9,590	7,942
Lease liabilities, current	C3	2,224	2,196
Contract liabilities	B6	32,834	26,440
Trade payables	B8	35,684	31,988
Current tax liabilities		2,917	4,486
Other current liabilities	B9	37,921	33,688
		126,952	114,320
Total equity and liabilities		305,614	271,530

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	3 4

Consolidated statement of cash flows

January–December, SEK million	Notes	2021	2020	2019

Operating activities

Net income		22,980	17,623	1,840

Adjustments to reconcile net income to cash	H3	17,143	19,931	17,832

		40,123	37,554	19,672

Changes in operating net assets

Inventories		(5,565)	384	261

Customer finance, current and non-current		34	370	(858)

Trade receivables and contract assets		1,551	(3,185)	10,995

Trade payables		1,385	4,303	(372)

Provisions and post-employment benefits		(118)	(2,669)	(3,729)

Contract liabilities		4,014	(560)	(1,579)

Other operating assets and liabilities, net		2,701	(2,280)	(1,517)

		4,002	(3,637)	3,201

Interest received		8	763	1,037

Interest paid		(974)	(1,434)	(1,819)

Taxes paid		(4,094)	(4,313)	(5,218)

Cash flow from operating activities		39,065	28,933	16,873

Investing activities

Investments in property, plant and equipment	C2	(3,663)	(4,493)	(5,118)

Sales of property, plant and equipment		115	254	744

Acquisitions of subsidiaries and other operations	H3, E2	(389)	(9,657)	(1,753)

Divestments of subsidiaries and other operations	H3, E2	448	59	248

Product development	C1	(962)	(817)	(1,545)

Purchase of interest-bearing securities		(35,415)	(13,637)	(12,507)

Sale of interest-bearing securities		20,114	12,289	16,721

Other investing activities		(131)	801	(331)

Cash flow from investing activities		(19,883)	(15,201)	(3,541)

Financing activities

Proceeds from issuance of borrowings	F4	7,882	3,219	5,050

Repayment of borrowings	F4	(5,791)	(9,031)	(4,134)

Sale of own shares		42	163	197

Dividends paid		(6,889)	(5,996)	(4,450)

Repayment of lease liabilities	F4	(2,368)	(2,417)	(2,990)

Other financing activities		(2,183)	1,570	(573)

Cash flow from financing activities		(9,307)	(12,492)	(6,900)

Effect of exchange rate changes on cash		563	(2,707)	258

Net change in cash and cash equivalents		10,438	(1,467)	6,690

Cash and cash equivalents, beginning of period		43,612	45,079	38,389

Cash and cash equivalents, end of period	H3	54,050	43,612	45,079

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	35

Consolidated statement of changes in equity
Equity and Other comprehensive income (loss)
2021

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2021	16,672	24,731	(2,689)	47,960	86,674	(1,497)	85,177

Net income	—	—	—	22,694	22,694	286	22,980

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	3,532	3,532	5	3,537

Revaluation of borrowings due to change in credit risk	—	—	31	—	31	—	31

Tax on items that will not be reclassified to profit or loss	—	—	(6)	(675)	(681)	(1)	(682)

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	(542)	—	(542)	—	(542)

Reclassification to profit and loss	—	—	(96)	—	(96)	—	(96)

Translation reserves 1)

Changes in translation reserves	—	—	3,556	—	3,556	(214)	3,342

Reclassification to profit and loss	—	—	46	—	46	—	46

Share of other comprehensive income of JV and associated companies	—	—	28	—	28	—	28

Tax on items that have been or may be reclassified to profit or loss	—	—	126	—	126	—	126

Other comprehensive income (loss), net of tax	—	—	3,143	2,857	6,000	(210)	5,790

Total comprehensive income (loss)	—	—	3,143	25,551	28,694	76	28,770

Transactions with owners

Sale of own shares	—	—	—	42	42	—	42

Long-term variable compensation plans	—	—	—	93	93	—	93

Dividends paid 2)	—	—	—	(6,658)	(6,658)	(231)	(6,889)

Transactions with non-controlling interest	—	—	—	(70)	(70)	(24)	(94)

December 31, 2021	16,672	24,731	454	66,918	108,775	(1,676)	107,099

1)
Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 2,646 million
(SEK -3,359 million
in 2020 and SEK 966 million in 2019), and realized gain/losses net from divested
/liquidated companies, SEK 46 million (SEK 124 million in 2020 and SEK 54 million in 2019).

2)	Dividends paid per share amounted to SEK 2.00 (SEK 1.50 in 2020 and SEK 1.00 in 2019).

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	36

Equity and Other comprehensive income (loss)
2020

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2020	16,672	24,731	2,292	38,864	82,559	(681)	81,878

Net income	—	—	—	17,483	17,483	140	17,623

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	(4,614)	(4,614)	(4)	(4,618)

Revaluation of borrowings due to change in credit risk	—	—	99	—	99	—	99

Tax on items that will not be reclassified to profit or loss	—	—	(20)	899	879	1	880

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	136	—	136	—	136

Reclassification to profit and loss	—	—	281	—	281	—	281

Translation reserves

Changes in translation reserves	—	—	(5,434)	—	(5,434)	58	(5,376)

Reclassification to profit and loss	—	—	124	—	124	—	124

Share of other comprehensive income of JV and associated companies	—	—	(81)	—	(81)	—	(81)

Tax on items that have been or may be reclassified to profit or loss	—	—	(86)	—	(86)	—	(86)

Other comprehensive income (loss), net of tax	—	—	(4,981)	(3,715)	(8,696)	55	(8,641)

Total comprehensive income (loss)	—	—	(4,981)	13,768	8,787	195	8,982

Transactions with owners

Sale of own shares	—	—	—	163	163	—	163

Long-term variable compensation plans	—	—	—	150	150	—	150

Dividends paid	—	—	—	(4,985)	(4,985)	(1,011)	(5,996)

December 31, 2020	16,672	24,731	(2,689)	47,960	86,674	(1,497)	85,177

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	37

Equity and Other comprehensive income (loss)
2019

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2019	16,672	24,731	965	44,610	86,978	792	87,770

Opening balance adjustment due to IFRS 16	—	—	—	(249)	(249)	—	(249)

January 1, 2019, adjusted	16,672	24,731	965	44,361	86,729	792	87,521

Net income (loss)	—	—	—	2,223	2,223	(383)	1,840

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	(6,182)	(6,182)	—	(6,182)

Revaluation of borrowings due to change in credit risk	—	—	(651)	—	(651)	—	(651)

Tax on items that will not be reclassified to profit or loss	—	—	134	1,229	1,363	—	1,363

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	(290)	—	(290)	—	(290)

Translation reserves

Changes in translation reserves	—	—	1,889	—	1,889	36	1,925

Reclassification to profit and loss	—	—	54	—	54	—	54

Share of other comprehensive income of JV and associated companies	—	—	131	—	131	—	131

Tax on items that have been or may be reclassified to profit or loss	—	—	60	—	60	—	60

Other comprehensive income (loss), net of tax	—	—	1,327	(4,953)	(3,626)	36	(3,590)

Total comprehensive income (loss)	—	—	1,327	(2,730)	(1,403)	(347)	(1,750)

Transactions with owners

Sale of own shares	—	—	—	197	197	—	197

Long-term variable compensation plans	—	—	—	377	377	—	377

Dividends paid	—	—	—	(3,301)	(3,301)	(1,149)	(4,450)

Transactions with non-controlling interests	—	—	—	(40)	(40)	23	(17)

December 31, 2019	16,672	24,731	2,292	38,864	82,559	(681)	81,878

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	38

Notes to the consolidated financial statements
Section A – Basis of presentation

Significant accounting policies
Basis of presentation
Introduction
The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21,
SE-164
83 Stockholm. Ericsson supplies communication infrastructure, services and software to the telecom industry and other sectors.
The consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, and as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2021, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2021). There is no difference between IFRS effective as per December 31, 2021, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.
The financial statements were approved by the Board of Directors on March 3, 2022. The financial statements are subject to approval by the Annual General Meeting of shareholders.
Disclosure about new standards and amendments applied as from January 1, 2021, can be found in the end of this note.
The preparations for the adoption of new standards and interpretations not adopted in 2021 are disclosed at the end of this note, see heading Other.
Basis of presentation
The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a going concern and historical cost basis, except for certain financial assets and liabilities that are stated at fair value: financial instruments classified as fair value through profit and loss (FVTPL), financial instruments classified as fair value through other comprehensive income (FVOCI) and plan assets related to defined benefit pension plans. Assets acquired under business combinations are fair valued at initial recognition. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years. For the consolidated balance sheet, financial information with related notes is presented with one comparison year.
Changes to the presentation in the financial statements
Operating income has been renamed as EBIT (Earnings before financial items and income tax) and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remains unchanged.
From 2021 current tax assets and current tax liabilities are presented as separate line items in the consolidated balance sheet. Previously current tax assets were included in other current receivables and current tax liabilities were included in other current liabilities. Prior year have been represented.
The following changes were made to the presentation of the Consolidated statement of cash flows in 2021:
-
Interests and tax cash flows are presented as separate line items within the “Cash flow from operating activities.” Previously, interests and tax cash flows were subsumed within various lines in the sections “Adjustments to reconcile net income to cash” and “Changes in operating net assets,” and only disclosed in note H3 “Statement of cash flow.” Prior years have been represented and there is no impact on cash flows from operating activities.

-
Net movements in cash collaterals received and bank borrowings less than 3 months (used for short term liquidity purposes) are presented within “Other financing activities” since these balances fluctuate over a short duration, therefore it is neither practical nor useful to present their gross movements on the cash flow statement.

Cash flow from financing activities in prior years have been restated accordingly, resulting in a reclassification between the lines “Proceeds from issuance of borrowings,” “Repayment of borrowings” and “Other financing activities,” with no net effect on total cash flow from financing activities.

-
Purchases and sales of interest-bearing securities are presented on a gross basis to improve the visibility of cash flows. Cash flow from investing activities in prior years have been restated accordingly, resulting in new lines for “Purchase of interest-bearing securities” and “Sale of interest-bearing securities”.

Basis of consolidation and composition of the Group
The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.
Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.
Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
The Company is composed of the parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.
Foreign currency remeasurement and translation
Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end
exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. An exception applies to intercompany loans regarded as part of net investment in foreign operations, whereby the foreign exchange gains and losses on translation shall be recognised in Other Comprehensive Income (OCI) on consolidation until the intercompany loan repaid or written off, at which time the cumulative OCI amount is reclassified to the income statement.
Changes in the fair value of monetary securities denominated in foreign currency classified as fair value through other comprehensive income (FVOCI) are allocated between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in Other Comprehensive Income (OCI).
Foreign exchange effect is presented as a net item within Financial income and expenses, reported separately from other financial income and expenses items as this reflects the way the Company manages its foreign exchange risks on a net basis.
Group companies
The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
Period income and expenses for each income statement are translated at period average exchange rates.
All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	39

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.
The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.
Business and operations
For further disclosure, see the notes under section B
.
Revenue recognition
IFRS 15, “Revenue from Contracts with Customers” is a principle-based model of recognizing revenue from customer contracts. It has a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.
The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.
Standard products and services
Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.
Revenue for standard products is recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Software licenses may be provided to the customer at a point in time, activated or ready to be activated by the customer at a later stage, therefore revenue is recognized when customer obtains control of the software. Contractual terms vary, therefore judgment will be applied when assessing the indicators of transfer of control for both hardware and software sales. Software licenses are also sold on a when-and-if
available basis or delivered to the customer network over a period of time. In such cases, the customer is billed on a subscription basis, and revenue is recognized over time. For software revenue based on usage the revenue is recognized upon usage measurement and right to invoice. Revenue for installation and integration services is recognized upon completion of the service. Costs incurred in delivering standard products and services are recognized as costs of sales when the related revenue is recognized in the Income statement. Costs incurred relating to performance obligations not yet fully delivered are recognized as Inventories.
Transaction prices under these contracts are usually fixed, and mostly billed upon delivery of the hardware or software, or completion of installation services. A proportion of the transaction price may be billed upon formal acceptance of the related installation services, which will result in a contract asset for the proportion of the transaction price that is not yet billed. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.
Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata
over time. Costs incurred in delivering recurring services are recognized as cost of sales as they are incurred. Transaction prices under these contracts are billed over time, often on a quarterly basis. Transaction price for managed services contract may include variable consideration that is estimated based on performance and prior experience with the customer. Amounts billed are normally subject to payments terms within 60 days from invoice date. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears. Contracts for standard products and services apply to business in all segments.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 0

Note A1, cont’d.

Customized solution
Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than one year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract. Customized solution does not have any alternative use to the Company as it cannot be sold to or used by other customers.
Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method determines revenue milestones over the duration of the contract, and it is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer. Costs incurred in delivering customized solutions are recognized as costs of sales when the related revenue milestone is recognized in the Income statement. Costs incurred relating to future revenue milestones are recognized as Inventories and assessed for recoverability on a regular basis.
Transaction price under these contracts is usually a fixed fee, split into a number of progress payments or billing milestones as defined in the contract. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in an unbilled receivable balance until billing milestones are reached. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services.

Intellectual Property Rights (IPR)
This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access the Company intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occur.
The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time. Amounts billed are normally subject to payments terms within 60 days from invoice date.

As described in note B1 “Segment Information”, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.
Customer contract related balances
Trade receivables include amounts that are billed in accordance with customer contract terms and amounts that the Company has an unconditional right to, with only passage of time before the amounts can be billed in accordance with the customer contract terms.
Customer finance credits arise from credit terms exceeding 179 days in the customer contract or a separate financing agreement signed with the customer. Customer finance is a class of financial assets that is managed separately from receivables. See note F1 “Financial risk management,” for further information on credit risk management of trade receivables and customer finance credits.
In accordance with IFRS 15, where significant financing is provided to the customer, revenue is adjusted to reflect the impact of the financing transaction. These transactions could arise from the customer finance credits above if the contracted interest rate is below the market rate or through implied financing transactions due to payment terms of more than one year from the date of transfer of control. The Company has elected to use the practical expedient not to adjust revenue for transactions with payment terms, measured from the date of transfer of control, of one year or less.
Contract asset is unbilled sales amount relating to performance obligation that has been satisfied under customer contract but is conditional on terms other than only the passage of time before payment of the consideration is due.
Contract liability relates to amounts that are paid by or due from customers for which performance obligations are unsatisfied or partially satisfied. Advances from customers are also included in the contract liability balance.
Segment reporting
An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the CEO is defined as the CODM function in the Company.
The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note.
The Company generally has one subsidiary for each jurisdiction and within each of the subsidiaries, each financial statement item is defined and allocated to each of the different segments.
The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.
For further information, see note B1 “Segment information.”
Inventories
Inventories are measured at the lower of cost or net realizable value on a first-in,
first-out
(FIFO) basis.
Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.
A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are initially recognized as CWIP (see Revenue recognition policy). When the related revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.
In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 1

Note A1, cont’d.

Trade payables
See accounting policies under the subheading for Financial instruments and risk management.
Long-term assets
For further disclosure, see the notes under section C
.
Goodwill
As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.
An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after-tax
amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The effect of after-tax
discount rate applied by the Company is not materially different from a discounting based on before-tax
future cash flows and
before-tax
discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.
Additional disclosure is required in relation to goodwill impairment testing: see note A2 “Critical accounting estimates and judgments” and note C1 “Intangible assets.”
Intangible assets other than goodwill
Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets relating to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at the initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.
Costs incurred for the development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to the income statement as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years. Amortization of capitalized development expenses is made according to the straight-line method over their useful lives normally three years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of impairment. Tests are performed in the same way as for goodwill, see above. However, intangible assets not yet available for use are tested annually.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no
longer exists.

In note A
2
, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Property, plant, and equipment
Property, plant, and equipment consist of real estate, machinery and other technical assets, other equipment, tools and installations, and construction in progress. They are stated at cost less accumulated depreciation and any impairment losses.
Depreciation is charged to the income statement, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.
The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.
Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.
Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.
Leases
The main types of assets leased by the Company are, in the order of materiality, real estate,
IT-equipment
and vehicles. Vehicles are mainly used under service contracts.
Leases when the Company is the lessee
The Company recognizes
right-of-use
assets and lease liabilities arising from all leases in the balance sheet, with some exceptions of low value assets. This model reflects that, at the start of a lease, the lessee always obtains the right to control an asset for a period of time and has an obligation to pay for that right. In the assessment of a lease contract the lease components are separated from non-lease
components. The lease term is defined based on the contract lease term and when reasonably certain estimated extension or termination options are included. The average remaining lease term for real estate contracts is around five years. For lease extensions not included in the lease liability there can be multiple options for different periods (overlapping) and they can have stipulations for options to be valid (limitations on size/scope
)
that must be maintained for extension. As a result, the future payments for these lease extensions are not known.
At commencement date the lease liabilities are measured at the present value of the lease payments not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The incremental borrowing rate is calculated considering interest swap rates, the creditworthiness of the entity that signs the lease and an adjustment for the asset being collateralized. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate and penalties for termination of contracts.
After the commencement date, the amount of lease liabilities is measured on an amortized cost basis using the effective interest method where the lease liabilities increase related to the accrued interest and decrease due to lease payments made. In addition, the lease liability is remeasured if there is a modification, a change in the lease term or a change in the future lease payments resulting from a change in an index or rate used to determine such lease payments.
At commencement date the
right-of-use
assets are measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs and restoration costs.
After commencement date the
right-of-use
assets are measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liabilities. The right-of-use
asset is depreciated over the lease term straight-line. Impairment of right-of-use
assets follows IAS 36 “Impairment of Assets.” When there is impairment the asset value shall be written down to its recoverable amount.
The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low value and recognizes the lease payments for those leases as an expense on a straight-line basis over the lease term. The interest expense on lease liabilities in the income statement is presented as a component of finance costs separate from the depreciation charges for right-of-use
assets. In the statement of cash flows, cash payments related to the amortization of the lease liabilities are reported within financing activities. Interest payments, payments for short-term leases, low-value
assets and variable lease expenses not included in the measurement of the lease liability are reported within operating activities. For more information regarding leases, see note C3 “Leases.”
Leases when the Company is the lessor
Lease contracts with the Company as lessor are classified as finance leases when substantially all of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases revenue as well as depreciation is recognized on a straight-line basis over the lease term. When the Company acts as a lessor it is mainly in relation to real estate sublease, financing and operating.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 2

Obligations
For further disclosure, see the notes under section D
.
Provisions
Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, the estimated cash flows are discounted to present value. However, the actual outflows as a result of the obligations may differ from such estimates.
Provisions mainly relate to restructuring, customer and supplier-related provisions, warranty commitments and other obligations, cash-settled share-based payments, claims or obligations as a result of patent infringement, and other litigations.
A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation. The estimate is based on the Company’s expected expenditure to settle the obligation and is adjusted when changes to the expenditure is known.
Customer-related provisions mainly consist of estimated losses on onerous contracts. For losses on customer contracts, a provision equal to the total estimated loss is recorded immediately when a loss from a contract is probable and can be estimated reliably. These contract loss estimates may include penalties under a loss contract.
Supplier-related provisions consist of guarantees or claims by suppliers. A provision equal to the best estimate of the expected expenditure to settle the obligation is raised when the Company can reliably estimate the obligation and it is probable that there will be an outflow of resources required to settle the obligation.
Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.
Share-based payment provision relates to cash-settled share-based programs. Refer to the accounting policy under “Cash-settled plans.”
Other provisions relate mainly to litigations. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate. The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and the Company’s monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.
In the ordinary course of business, the Company is subject to proceedings, lawsuits, and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen, and the amount can be reasonably estimated based on a detailed analysis of each individual issue.
Contingent liabilities
Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligations or the amount of the obligation cannot be measured with sufficient reliability, or there is a possible obligation arising from a past event, which will be confirmed by the occurrence or non-occurrence of a future uncertain event, not within the control of the Company. Such obligations are reported as contingent liabilities. For further detailed information, see note D2 “Contingent liabilities.” In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Group structure
For further disclosure, see the notes under section E
.
Business combinations
At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities, and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example, intangible assets such as customer relations, brands, patents, and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling
interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.
In case there is a put option for a
non-controlling
interest in a subsidiary a corresponding financial liability is recognized.
Non-controlling
interests
The Company treats transactions with
non-controlling
interests as transactions with equity owners of the Company. For purchases from non-controlling
interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling
interests are also recorded in equity.
At acquisition, there is a choice on an
acquisition-by-acquisition
basis to measure the
non-controlling
interest in the acquiree either at fair value or at the
non-controlling
interest’s proportionate share of the acquiree’s net assets.
Joint ventures and associated companies
When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.
Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in the joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed in IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.
Investments in associated companies is, when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.
The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in EBIT. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Income tax,” in the income statement.
Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Shares in earnings of joint ventures and associated companies are included in consolidated equity since they are undistributed. They are reported in retained earnings in the balance sheet.
Impairment testing, as well as recognition or reversal of impairment of investments in each joint venture and associated company, is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.
In note A2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Financial instruments and risk management
For further disclosure, see the notes under section F. Plan assets under IAS 19 are excluded from the financial risk management policy and financial instruments disclosures in section F.
Financial assets
Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial securities are recognized on the settlement date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 3

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the cash flow characteristics of the asset and the business model in which it is held.
Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.
The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.
Financial assets at amortized cost
Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances. Interest income and gains and losses from financial assets at amortized cost are recognized in financial income.
Financial assets at fair value through other comprehensive income (FVOCI)
Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses which are recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.
Financial assets at fair value through profit or loss (FVTPL)
All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. Derivatives are classified as FVTPL, unless they are designated as hedging instruments for the purpose of hedge accounting. Derivatives assets and liabilities are offset where there is legally enforceable right to set-off,
and the Company settles on a net basis with the counterparties. Derivatives assets and liabilities (after offset) are presented as current assets and current liabilities, respectively. Interest-bearing securities classified as FVTPL, but not expected to be realized within 12 months, are classified on the balance sheet based on their maturity date (i.e., those with a maturity longer than one year are classified as non-current).
Investments in shares and participations are classified as FVTPL and classified as non-current
financial assets.
Gains or losses arising from changes in the fair values of investment in shares and participations are presented in the income statement within other operating income. Gains and losses on derivatives are presented in the income statement as follows. Gains and losses on derivatives used to hedge foreign exchange risks are presented within net foreign exchange gains and losses. Gains and losses on interest rate derivatives used to hedge financial assets and liabilities are presented in financial income and financial expense, respectively. Gains and losses on revaluation of customer financing receivables are presented in the income statement as selling expenses. Gains and losses arising from changes in the fair values of all other assets in the FVTPL category are presented in the income statement within financial income.
Dividends on equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.
Impairment in relation to financial assets
At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). ECLs are the differences between all contractual cash flows that are due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. The Company adopts a simplified approach for trade receivables and contract assets whereby allowances are always equal to lifetime ECL. The Company has established a provision matrix based on historical credit loss experience, which has been adjusted for current conditions and expectations of future economic conditions. The losses are recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Other amortized costs assets are mainly investment grade assets deemed to be low risk hence credit risk is assumed not to have increased significantly since initial recognition. Default is deemed if the asset is more than 90 days past due, after which lifetime ECL is used to calculate allowance on the asset.
Financial liabilities
Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.
Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired.
Borrowings
Borrowings issued by the Parent Company are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in financial expense, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income.
Borrowings not issued by the Parent Company are classified as amortized cost liabilities. They are initially recognized at fair value, net of transaction costs incurred. These borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Cash flow hedge accounting
The Company identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange (FX) rate would significantly impact net sales and EBIT recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. The Company enters into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates these as hedging instruments.
At inception, the Company documents the economic relationship between the hedged item and hedging instrument. For FX hedges, the hedge ratio is usually 1:1. The Company designates changes in forward rates as the hedged risk. When applying hedge accounting, the effective portion of changes in the fair value of derivatives that is
 designated and qualif
ies
 as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in Financial income and expenses, net. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released in the OCI as a reclassification adjustment and recognized in net sales.
Cash flow hedge is also designated for certain highly probable acquisition expected to be transacted in foreign currencies. FX derivatives are used as hedging instruments, at a hedge ratio of 1:1. The Company designates changes in forward rates as the hedged risks. The accounting is similar to that described for the cash flow hedge above, except that upon recognition of the hedged acquisition, the cumulative amount in the cash flow hedge reserve is released and recognized as
 a
basis adjustment to the goodwill.
Employee related
For further disclosure, see the notes under section G
.
Post-employment benefits
Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 4

are recognized as expenses during the period when the employee provides service.
Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.
The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions that are updated annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes and changes in the discount rate. Actuarial gains and losses and gains and losses from remeasurement of plan assets are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan, referred to as ‘asset ceiling’.
Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. Current service cost relating to employee service is recognised in the profit and loss in the period. Past service cost relating to plan amendments or curtailment is recognized immediately in the period it occurs. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.
Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.
In note A2, “Critical accounting estimates and judgments” further disclosure is presented in relation to key sources of estimation uncertainty.
Share-based compensation to employees and the Board of Directors
Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.
Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans. For share-settled plans, a corresponding increase in equity shall be recognized.
As from 2017 the granted share-based programs are cash-settled, except for programs for the Executive Team. Those programs are share-settled.
Share-settled plans
Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance – and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relate to the development of the Parent Company’s share price in relation to a group of reference shares. All plans have service conditions and some of them have performance or market conditions.
For share-settled plans, a corresponding increase in equity shall be recognized. The reason for this IFRS accounting principle is that compensation cost for a share-settled program is a cost with no direct cash flow impact.
For further detailed information, see note G3 “Share-based compensation.”
Cash-settled plans
The total compensation expense for a cash-settled plan is equal to the payments made to the employees at the date of the end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period, and accounted for as a provision. Otherwise the accounting is similar to a share-settled plan.
For further detailed information, see note G3 “Share-based compensation.”
Compensation to the Board of Directors
Since 2008, the annual general shareholders meeting of the Parent Company has each year resolved that the Board members shall be able to choose to receive part of the Board remuneration in the form of synthetic shares. The program gives non-employee
Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in note G3, “Share-based compensation.” The cost for cash-settlements is measured and recognized based on the estimated costs for the program on a pro-rata
basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.
Other
For further disclosure, see the notes under section H
.
Income taxes
Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.
Current income tax is measured at the tax rate that is expected to be applied based on the tax laws that have been substantially enacted for the reporting period in the corresponding jurisdiction.
Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI. As prescribed in IFRIC 23, uncertainty over income tax treatment is considered if and when recognizing and measuring income tax items in the financial statements.
As a result of applying IFRS 16 “Leases,” the Company has not reported deferred tax on initial recognition. The exemption in IAS 12 is applied i.e. no deferred tax is reported for the initial recognition of a right-of-use
asset and a lease liability. Subsequently, analysis will be made of temporary differences to determine if changes are related to initial recognition or if new temporary differences have arisen and if deferred tax should be reported.
The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.
In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Earnings per share
Basic earnings per share are calculated by dividing net income attributable to owners of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury shares) during the year.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 5

Diluted earnings per share are calculated by dividing net income attributable to owners of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.
Rights to matching shares are considered dilutive when the actual fulfilment of any performance conditions as of the reporting date would give a right to ordinary shares.
Statement of cash flows
The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.
Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.
New accounting standards and interpretations
On January 1, 2021, the following amendments issued by the IASB were adopted with no material impact on the result and financial position of the Company.

–	Interest Rate Benchmark Reform Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the Phase 2 Amendments)

–	Amendments to IFRS 16 Leases: Covid-19-related rent concessions beyond 30 Jun e 2021

–	Amendments to IFRS 4 Insurance Contracts: Extension of the Temporary Exemption from Applying IFRS 9
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2021, and have not been applied in preparing these consolidated financial statements.
The IASB has issued the following Amendments with effective date January 1, 2022:

–	Amendments to “IFRS 3 Business Combinations” – Reference to the Conceptual Framework.

–
“IAS 16 Property, Plant and
Equipment – Proceeds
before Intended
Use”,

which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

–
Amendments to “IAS 37 Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

–	Annual improvements to IFRS 2018-2020.
The Company has finalized the evaluation of any impact on financial result or position from these amendments and concluded that they will not have a significant impact.
The IASB has issued the following new standard with effective date January 1, 2023:
–
The “IFRS 17 Insurance contracts” which establishes principles for the recognition, measurements, presentation and disclosure of insurance contracts. The Company has finalized its evaluation and concluded that the impact on financial result or position from adopting IFRS 17 is immaterial.

The IASB has also issued the following Amendments with effective date January 1, 2023:

–	Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

–	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies .

–	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

–	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
The Company has not yet finalized the evaluation of any impact on financial result or position from these amendments.

Critical accounting estimates and judgments
The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.
The information in this note is grouped as per:

–	Key sources of estimation uncertainty

–	Judgments management has made in the process of applying the Company’s accounting policies.
Revenue recognition
Key sources of estimation uncertainty
The Company uses estimates and judgments in determining the amount and timing of revenue under IFRS 15, “Revenue from Contracts with Customers,” particularly when determining the transaction price and its allocation to performance obligations identified under the contract.
Transaction price may consist of variable elements such as discounts, performance related price and contract penalties. Transaction price, including variable considerations, is estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer. This includes assessment of price concession based on latest available information on contract negotiations that could have retrospective impact on prices for products and services already ordered or delivered.
IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. These estimates comprised of prices set for similar customer and circumstances, adjusted to reflect appropriate profit margins for the market. Estimates are used to determine discounts that relate specifically to each performance obligation, thus impacting th
e
 stand-alone selling price.
Judgments made in relation to accounting policies applied
Management applies judgment when assessing the customer’s ability and intention to pay in a contract. The assessment is based on the latest customer credit standing and the customer’s past payment history. This assessment may change during the contract execution, and if there is evidence of deterioration in the customer’s ability or intention to pay, then under IFRS 15 no further revenue shall be recognized until the collectability criteria is met. Conversely, this assessment may also change favorably over time, upon which revenue shall now be recognized on a contract that did not initially meet the collectability criteria.
Management also applies judgment in assessing criteria for contract combination. Master purchase agreement can cover a number of different businesses with the same customer and judgment is applied to assess if prices relating to the different businesses are highly dependent, in which case, contracts relating to such businesses shall be combined and the total transaction price allocated to each performance obligation based on estimated stand-alone selling prices. Judgment can also be applied on contract amendments related to prior performance obligations, in which case, the judgment is related to assess if part of the transaction price shall be applied retrospectively.
Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. Judgment may be applied in determining whether risk and rewards have been transferred to the customer and whether the customer has accepted the products. Often all indicators of transfer of control are assessed together and an overall judgment formed as to when transfer of control has occurred in a customer contract.

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Revenue for customized solutions shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. Judgments are applied when determining the appropriate revenue milestones that best reflect the progress of completion and are aligned with key acceptance stages within the contract.
Impairment allowance on receivables and contract assets
Key sources of estimation uncertainty
The Company monitors the financial stability of its customers, the environments in which they operate and historical credit losses. This is combined with expectations of future economic conditions to calculate expected credit losses (ECLs). ECLs on trade receivables and contract assets are assessed using a provision matrix based on days past due for groupings of customers that have historically had similar loss patterns. The amount of ECLs is sensitive to changes in the circumstances of our customers and the environments in which they operate as well as management’s expectations of future economic conditions. Actual credit losses may be higher or lower than expected, therefore are regularly monitored to ensure the provision matrix is updated if required. Management review of current and future conditions is based on latest observable economic updates and our internal assessment of the potential impact on our customers. Total allowances for expected credit losses as of December 31, 2021 were SEK 2.4 (2.5) billion or 4% (5%) of gross trade receivables and contract assets. For further detailed information see note F1 “Financial risk management”.
Customer financing receivables are valued at fair value on an individual basis. When market pricing is not available, an internal valuation model is applied considering external credit rating, political and commercial risks and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment.
Inventory valuation
Key sources of estimation uncertainty
Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2021, amounted to SEK 3.6

(3.6) billion or 9% (11%) of gross inventory. For further detailed information, see note B5 “Inventories.”
Classification in relation to companies owned by less than 100%
Judgments made in relation to accounting policies applied
Judgment in relation to the classification of ownership that is less than 100% requires the Company to judge if the ownership shall be classified as a subsidiary, joint venture, associated company, or financial asset. See “Basis of consolidation and composition of the Group” as well as “Joint ventures and associated companies” under note A1 “Significant accounting policies” for a background. Financial assets refer to the ownerships that neither are subsidiaries nor JV/associated companies.
Acquired intellectual property rights and other intangible assets, including goodwill
Key sources of estimation uncertainty
At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition, goodwill impairment testing is performed once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Impairment losses for intangible assets and goodwill amounted to SEK
-0.3
(-0.1)
billion for 2021.
At December 31, 2021, the carrying amount of acquired intellectual property rights and other intangible assets amounted to SEK 42.0 (39.8) billion, including goodwill of SEK 38.2 (34.9) billion.
For further discussion on goodwill, see note A1 “Significant accounting policies.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see note C1 “Intangible assets.”
Judgments made in relation to accounting policies applied
At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price is assigned to the identifiable assets, liabilities, and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.
This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.
Leases
Key sources of estimation uncertainty
At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use
assets. For more information, see note C3 “Leases.”
Judgments made in relation to accounting policies applied
Lease contracts may give the lessee the right to shorten or extend a contract. Under such contracts management judgement of the lease term is required. The Group estimates its incremental borrowing rate to measure lease liabilities at the present value of lease payments as the interest rate implicit in the lease is not readily determinable. An incremental borrowing rate is used in discounting of the lease liabilities and requires judgement to reflect the rate of interest that would have to be paid to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. This estimated rate determines the discounting of lease liabilities and right-of
use assets recognized in the statement of financial position. As well as the split between interest expense and depreciation recognized in the income statement over the lease term.
Provisions
Key sources of estimation uncertainty
Provisions mainly related to estimates for onerous contracts with customers and suppliers. Onerous customer contract provision includes estimates of costs to be incurred based on the latest conditions and progress on the contract. Assumptions on the probable outcomes of revenue and costs, which may include costs of potential compensation or penalties on exit, are revised regularly based on the latest available information, and the provision is remeasured accordingly. Other sources for estimation uncertainty are restructuring program execution (cost and timing), and outcomes relating to patent and other litigation. Litigations and disputes may continue over several years and therefore there is uncertainty in the final outcome and expected settlement. Provisions are regularly reassessed based on the latest information available and are adjusted to reflect the Company’s best estimate of the eventual outcome. This means there may be changes to the provision values over time.
At December 31, 2021, provisions amounted to SEK 9.5 (10.5) billion. For further detailed information, see note D1 “Provisions.”
Judgments made in relation to accounting policies applied
Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not. Further judgment is required in determining the value of the obligation as this is based on the Company’s best estimate as to the expected future expenditure required to settle the obligation.
Supplier payments program
Judgments made in relation to accounting policies applied
With the aim of increasing working capital efficiency, Ericsson continuously renegotiates payment days with suppliers. The negotiations with suppliers for payment days is an integral part of the procurement activities. Some suppliers sell their Ericsson receivables to banks and Ericsson can if requested introduce a bank interested in purchasing such receivables. Ericsson does not pay or receive a fee, nor provide additional security under the program. This arrangement does not lead to any significant change in the nature or function of Ericsson’s liabilities because the supplier invoices are considered part of working capital used in Ericsson’s normal operating cycle. The maximum credit period agreed with any supplier does not exceed six months. Therefore, these liabilities remain classified as trade payables with separate disclosure in the notes, see note B8 “Trade payables.”
Contingent liabilities
Key sources of estimation uncertainty
As disclosed under ‘Provisions’ the same type of uncertainty exists for contingent liabilities, specifically relating to the valuation of the possible obligations. Contingent liabilities mainly relate to estimates for litigation, tax ligitation, and pension guarantees. As the contingent liabilities will only be confirmed in the future based on the resolution of the litigation or dispute, management is required to estimate the possibility of an adverse outcome occurring and potential settlement value. Given that there are a number of potential obligations, a contingent liability may arise and/or expense (provision) may have to be recognized at a later stage.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 7

Judgments made in relation to accounting policies applied

As disclosed under note A1, “Significant accounting policies” a present obligation that is not likely to result in an economic outflow or a possible obligation which will be confirmed by the occurrence or non-occurrence
of an uncertain future event are classified as contingent liabilities, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.
Pensions and other post-employment benefits
Key sources of estimation uncertainty
Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. Judgment is applied in determining the deepness of the high-quality corporate bond market in each country. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in note G1, “Post-employment benefits.” At December 31, 2021, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 113.5 (108.2) billion and fair value of plan assets to SEK 81.4 (73.6) billion. For more information on estimates and assumptions, see note G1 “Post-employment benefits.”
Deferred taxes
Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. The valuation of temporary differences and tax loss carry-forwards is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized. These estimates are primarily based on business plans for the Company´s estimated outcome of deductibility in relation to larger provisions. As prescribed in IFRIC 23 estimates are made in relation to uncertain tax positions in a limited number of countries. Estimates are made for any expected changes in tax legislation with a potential material impact.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date), except for withholding taxes that expire after five years. For further information, see note H1 “Taxes.”
At December 31, 2021, the value of deferred tax assets amounted to SEK 23.1 (26.3) billion. The deferred tax assets related to loss carry-forwards are reported as non-current
assets.
Accounting for income tax, value added tax, and other taxes
Key sources of estimation uncertainty
Accounting for these items is based upon evaluation of taxable income, value added and other tax rules in all jurisdictions where the profits arise. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.
COVID-19
impacts on the financial statements
The
COVID-19
pandemic has impacted certain lines within our financial statements in 2020, especially market assumptions used in the valuation of pension liabilities. In 2021, government bond yields and corporate bond yields have largely returned to levels observed before the pandemic. As the global economy continues to recover from the effects of the pandemic, market conditions and asset prices (equity and bonds) remain volatile. Increases in inflation rates are also observed in many countries, especially Sweden and the UK. All these factors have been incorporated into the assumptions used in the valuation of pension liabilities at year end, although the Company believes it is difficult to attribute any specific change in market condition to the
COVID-19
effect alone.
The Company continually assesses the business performance and profitability for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. As with prior year, the Company concluded there is no evidence of material changes to recoverability risk of business assets as a direct effect of
COVID-19.
The uncertainty on the economic recovery from the pandemic resulted in the Company having additional contractual obligation with suppliers, although this is also attributable to the general supply constraint in the global electronic components market.
Comments on areas of financial statements affected are in the following notes: C1 “Intangible assets,” “D4 Contractual obligations,” F1 “Financial Risk Management,” and H1 “Taxes.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 8

Section B – Business and operations

Segment information
Operating segments
When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported;

–	Networks

–	Digital Services

–	Managed Services

–	Emerging Business and Other.
Segment Networks
offers a multi-technology capable Radio Access Network (RAN) solution for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a transport portfolio through own solutions and partnering, an integrated antenna solution and a complete service portfolio covering network deployment and support
.
 82% (82% in 2020 and 2019 respectively) of the IPR licensing revenues are reported as part of segment Networks.
Segment Digital Services
provides software-based solutions for business support (BSS), operational support (OSS) communication services, core networks, and cloud infrastructure. The focus is on cloud native and automation solutions supporting our customers’ 4G and growing 5G consumer and enterprise business.
18% (18% in 2020 and 2019 respectively) of the IPR licensing revenues are reported as part of segment Digital Services.
Segment Managed Services
provides Networks and IT Managed Services, Network Design and Optimization, and Application
Development
and Maintenance to telecom operators.
Segment Emerging Business and Other

supports enterprises by providing reliable and secure cellular solutions that are easy to use, adopt and scale for global and local needs. The segment includes:

–	Emerging Business, including IoT, iconectiv, Cradlepoint and New businesses
–	Media businesses, including Red Bee Media and a 49% ownership of MediaKind.
Market areas
The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.
The Company operates worldwide and reports its operations divided into five geographical market areas:

–	Europe and Latin America

–	Middle East and Africa

–	North America

–	North East Asia

–	South East Asia, Oceania and India.
In addition, IPR licensing revenues and the majority of segment Emerging Business and Other are externally reported as market area Other.
Major customers
The Company derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500 customers, mainly consisting of network operators, the ten largest customers accounted for 49% (50% in 2020 and 49% in 2019) of net sales. The largest customer accounted for approximately 13% (13% in 2020 and 10% in 2019) and the second largest customer accounted for 9% (10% in 2020 and 8% in 2019) of net sales in 2021. These customers were reported under segment Networks, Digital Services and Managed Services.

Operating segments 2021
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	167,838	36,151	20,379	7,946	232,314	232,314
Net sales	167,838	36,151	20,379	7,946	232,314	232,314

Gross income	78,869	15,092	3,835	2,953	100,749	100,749
Gross margin (%)	47.0%	41.7%	18.8%	37.2%	43.4%	43.4%

Earnings (loss) before financial items and income tax (EBIT)	37,266	(3,604)	1,468	(3,350)	31,780	31,780
EBIT margin (%)	22.2%	(10.0)%	7.2%	(42.2)%	13.7%	13.7%
Financial income and expenses, net						(2,530)
Income after financial items						29,250
Income tax						(6,270)
Net income						22,980

Other segment items
Share in earnings of JV and associated companies	40	29	43	(372)	(260)	(260)
Amortizations	(1,169)	(490)	(18)	(830)	(2,507)	(2,507)
Depreciations	(3,764)	(1,194)	(377)	(616)	(5,951)	(5,951)
Impairment losses	(127)	(177)	(8)	(199)	(511)	(511)
Restructuring charges	(262)	(130)	(124)	(33)	(549)	(549)
Gains/losses on investments and sale of operations	14	—	(50)	997	961	961

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	4 9

Note B1, cont’d.

Operating segments 2020
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	165,978	37,324	22,600	6,488	232,390	232,390
Net sales	165,978	37,324	22,600	6,488	232,390	232,390

Gross income	72,413	15,637	4,012	1,662	93,724	93,724
Gross margin (%)	43.6%	41.9%	17.8%	25.6%	40.3%	40.3%

Earnings (loss) before financial items and income tax (EBIT)	30,851	(2,206)	1,563	(2,400)	27,808	27,808
EBIT margin (%)	18.6%	(5.9%)	6.9%	(37.0%)	12.0%	12.0%
Financial income and expenses, net						(596)
Income after financial items						27,212
Income tax						(9,589)
Net income						17,623

Other segment items
Share in earnings of JV and associated companies	37	28	5	(368)	(298)	(298)
Amortizations	(775)	(607)	(5)	(602)	(1,989)	(1,989)
Depreciations	(3,764)	(1,252)	(386)	(587)	(5,989)	(5,989)
Impairment losses	(494)	(119)	(25)	(58)	(696)	(696)
Restructuring charges	(746)	(19)	(258)	(283)	(1,306)	(1,306)
Gains/losses on investments and sale of operations	(129)	12	5	(29)	(141)	(141)

Operating segments 2019
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	155,009	39,857	25,565	6,785	227,216	227,216
Net sales	155,009	39,857	25,565	6,785	227,216	227,216

Gross income	64,717	14,836	3,990	1,281	84,824	84,824
Gross margin (%)	41.8%	37.2%	15.6%	18.9%	37.3%	37.3%

Earnings (loss) before financial items and income tax (EBIT) 1)	24,767	(4,027)	2,309	(12,485)	10,564	10,564
EBIT margin (%)	16.0%	(10.1%)	9.0%	(184.0%)	4.6%	4.6%
Financial income and expenses, net						(1,802)
Income after financial items						8,762
Income tax						(6,922)
Net income						1,840

Other segment items
Share in earnings of JV and associated companies	26	41	3	(405)	(335)	(335)
Amortizations	(517)	(1,413)	(5)	(603)	(2,538)	(2,538)
Depreciations	(3,604)	(1,478)	(413)	(566)	(6,061)	(6,061)
Impairment losses	(295)	(128)	(24)	(43)	(490)	(490)
Restructuring charges	(68)	(614)	(45)	(71)	(798)	(798)
Gains/losses on investments and sale of operations	(225)	(2)	(12)	936	697	697
1)
Includes costs of SEK
-10.7 billion
in 2019 related to the resolution of the
US SEC and DOJ resolution.

Products and Services by Segments
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments
2021
Products	128,951	19,328	132	3,786	152,197
Services	38,887	16,823	20,247	4,160	80,117
Total	167,838	36,151	20,379	7,946	232,314
2020
Products	122,229	20,447	81	3,429	146,186
Services	43,749	16,877	22,519	3,059	86,204
Total	165,978	37,324	22,600	6,488	232,390
2019
Products	109,122	21,480	11	3,553	134,166
Services	45,887	18,377	25,554	3,232	93,050
Total	155,009	39,857	25,565	6,785	227,216

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 0

Note B1, cont’d.

Market area 2021
	Net sales					Non-current assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	20,299	4,235	4,258	37	28,829	1,010
North East Asia 3)	24,464	3,605	800	252	29,121	2,700
North America 2)	66,464	7,988	2,925	79	77,456	11,971
Europe and Latin America 1)	38,671	12,381	8,804	416	60,272	52,141
Middle East and Africa	10,743	6,436	3,592	14	20,785	209
Other 1) 2) 3) 5)	7,197	1,506	—	7,148	15,851	—
Total	167,838	36,151	20,379	7,946	232,314	68,031
1) Of which in EU 5)					31,307	50,428
Of which in Sweden 5)					2,349	45,997
2) Of which in the United States 5)					79,896	10,749
3) Of which in Japan 5)					13,678	261
3) Of which in China 5)					10,078	2,202

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

5)
Including IPR licencing revenue reported under Other Market area which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Market area 2020
	Net sales					Non-current assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,464	4,329	4,219	36	30,048	812
North East Asia 3)	27,120	5,124	831	259	33,334	2,648
North America 2)	62,199	7,979	3,529	68	73,775	12,749
Europe and Latin America 1)	33,257	11,954	10,167	367	55,745	49,895
Middle East and Africa	13,281	6,144	3,854	19	23,298	140
Other 1) 2) 3) 5)	8,657	1,794	—	5,739	16,190	—
Total	165,978	37,324	22,600	6,488	232,390	66,244
1) Of which in EU 5)					29,501	48,133
Of which in Sweden 5)					1,123	43,627
2) Of which in the United States 5)					77,835	11,533
3) Of which in Japan 5)					12,150	272
3) Of which in China 5)					18,745	2,136

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

5)
Including IPR licencing revenue reported under Other Market area which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Market area 2019
	Net sales					Non-current assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,850	4,033	3,836	57	29,776	1,199
North East Asia 3)	20,339	4,857	1,026	178	26,400	2,881
North America 2)	55,808	9,646	4,673	96	70,223	11,570
Europe and Latin America 1)	33,884	12,571	12,149	402	59,006	45,832
Middle East and Africa	14,604	7,015	3,881	25	25,525	151
Other 1) 2) 3) 5)	8,524	1,735	—	6,027	16,286	—
Total	155,009	39,857	25,565	6,785	227,216	61,633
1) Of which in EU 5)					35,729	44,306
Of which in Sweden 5)					589	38,313
2) Of which in the United States 5)					73,279	10,176
3) Of which in Japan 5)					8,890	184
3) Of which in China 5)					15,860	2,402

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

5)
Including IPR licencing revenue reported under Other Market area which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 1

Net sales

Net sales
	2021	2020	2019
Hardware	106,399	96,294	86,130
Software	45,798	49,892	48,036
Services	80,117	86,204	93,050
Net sales	232,314	232,390	227,216
Of which IPR licensing revenues	8,134	9,975	9,631
Of which export sales from Sweden	140,898	132,269	120,822

Expenses by nature

Expenses by nature
	2021	2020	2019
Goods and services	119,787	120,102	123,488
Employee remuneration	77,462	74,645	72,663
Amortizations and depreciations	8,458	7,978	8,599
Impairments, obsolescence allowances and revaluation	1,456	3,082	4,106
Inventory increase, net	(5,565)	(44)	(704)
Additions to capitalized development	(962)	(817)	(1,545)
Expenses charged to cost of sales and operating expenses	200,636	204,946	206,607
Total restructuring charges in 2021 were SEK 0.5 (1.3) billion. Restructuring charges are included in the expenses presented above.

Restructuring charges by function
	2021	2020	2019
Cost of sales	273	725	337
R&D expenses	137	411	344
Selling and administrative expenses	139	170	117
Total restructuring charges	549	1,306	798

Other operating income and expenses

Other operating income and expenses
	2021	2020	2019

Other operating income
Gains on sales of intangible assets and PP&E	13	64	115
Gains on investments and sale of operations 1)	1,199	347	1,119
Other operating income	314	750	1,116
Total other operating income	1,526	1,161	2,350

Other operating expenses
Losses on sales of intangible assets and PP&E	(3)	—	—
Losses on investments and sale of operations 1)	(238)	(488)	(422)
Impairment of goodwill 2)	(112)	—	—
Other operating expenses 3)	(811)	(11)	(11,638)
Total other operating expenses	(1,164)	(499)	(12,060)

1)	Includes revaluation gains of Ericsson Ventures investments of SEK 1.0 billion in 202 1 . Information about divestments is presented in note E2 “Business combinations.”
2)	For more information about the impairment of goodwill, see note C1 “Intangible assets.”
3)
Includes cost of SEK -0.8 billion in 2021 as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ, and cost of SEK
-10.7 billion
in 2019 related to the resolution of the US SEC and DOJ
resolution.

Inventories

Inventories
	2021	2020
Raw materials, components, consumables and manufacturing work in progress	11,584	9,510
Finished products	11,207	8,709
Contract work in progress	12,373	9,878
Inventories, net	35,164	28,097
The amount of inventories recognized as expense and included in Cost of sales was SEK 60,362 (61,647) million.
Contract work in progress consists of costs incurred to date on standard and customised solutions where the performance obligations are yet to be fully delivered. These costs will be recognized as cost of sales when the related revenue is recognized in the income statement.
Reported amounts are net of obsolescence allowances of SEK 3,676 (3,627) million.

Movements in obsolescence allowances
	2021	2020
Opening balance	3,627	3,386
Additions, net	1,378	2,266
Utilization	(1,457)	(1,781)
Translation differences	128	(244)
Closing balance	3,676	3,627

Customer contract related balances

Trade receivables, customer finance, contract assets and contract liabilities
	2021	2020
Customer finance credits	3,287	3,137
Trade receivables	45,399	42,063
Contract assets	10,506	11,273
Contract liabilities	32,834	26,440
Of the total Customer finance credits balance SEK 2,719 (1,916) million is current.

Revenue recognized in the period
	2021	2020
Revenue recognized in the year relating to the opening contract liability balance	19,745	20,563
Revenue recognized relating to performance obligations satisfied, or partially satisfied, in prior reporting periods	(186)	458
Revenue recognized relating to performance obligations satisfied, or partially satisfied, in prior reporting periods is a net adjustment that relates to contract modifications, retrospective price adjustments, settlement and adjustments to variable consideration based on actual measurements concluded in the year.

Transaction price allocated to the remaining performance obligations
	2021	2020
Aggregate amount of transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations	138,234	93,934
The company expects that the transaction price allocated to the remaining performance obligations will be converted into revenue in accordance with the following approximation: 70% in 2022, 20% in 2023 and remaining 10% in 2024 and beyond.
For information about credit risk and impairment of customer contract related balances
, see note F1 “Financial risk management.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 2

Other current receivables

Other current receivables
	2021	2020
Prepaid expenses	2,290	1,857
Advance payments to suppliers	426	468
Derivative assets 1)	317	1,510
Other taxes 2)	3,022	3,535
Other	1,601	1,340
Total	7,656	8,710

1)	See also note F1 “Financial risk management.”
2)
As of 2021, current tax assets are presented as a separate line item in the balance sheet and are no longer included in “Other taxes” in the table above. The comparison year has been updated accordingly. Other taxes mainly include VAT receivables.

Trade payables

Trade payables
	2021	2020
Trade payables to associated companies and joint ventures	115	81
Trade payables, excluding associated companies and joint ventures 1)	35,569	31,907
Total	35,684	31,988
1)	Of the trade payable amount SEK 8.3 (8.6) billion relates to supplier invoices under Ericsson’s supplier payments program.

Other current liabilities

Other current liabilities
	2021	2020
Accrued interest	177	181
Accrued expenses	30,837	28,895
Of which employee-related	15,380	15,182
Of which supplier-related	9,100	7,823
Of which other 1)	6,357	5,890
Derivative liabilities 2)	762	234
Other 3) 4)	6,145	4,378
Total	37,921	33,688

1)	Major balance relates to accrued expenses for customer projects.

2)	See also note F1 “Financial risk management.”

3)	Includes items such as VAT and other payroll deductions.

4)
As of 2021, current tax liabilities are presented as a separate line item on the balance sheet and are no longer included in “Other” in the table above. The comparison year has been updated accordingly.

Section C –
Long-term
assets

Intangible assets

Intangible assets
	2021			2020
	Capitalized development expenses	Goodwill	IPR 1) , brands and other intangible assets	Capitalized development expenses	Goodwill	IPR 1) , brands and other intangible assets
Cost
Opening balance	18,049	41,592	53,913	18,681	37,847	52,912
Acquisitions/capitalization	962	—	131	817	—	396
Balances regarding acquired/divested business 2)	—	725	(95)	—	7,104	3,500
Sales/disposals	—	—	(18)	(1,256)	—	(48)
Translation differences	147	2,646	2,005	(193)	(3,359)	(2,847)
Closing balance	19,158	44,963	55,936	18,049	41,592	53,913

Accumulated amortizations
Opening balance	(10,447)	—	(41,721)	(10,896)	—	(43,018)
Amortizations	(1,343)	—	(1,164)	(906)	—	(1,083)
Balances regarding divested business 2)	—	—	—	—	—	35
Sales/disposals	—	—	18	1,256	—	48
Translation differences	(95)	—	(1,589)	99	—	2,297
Closing balance	(11,885)	—	(44,456)	(10,447)	—	(41,721)

Accumulated impairment losses
Opening balance	(3,745)	(6,647)	(7,387)	(3,745)	(6,647)	(7,403)
Impairment losses	—	(112)	(201)	—	—	(137)
Translation differences	—	—	(62)	—	—	153
Closing balance	(3,745)	(6,759)	(7,650)	(3,745)	(6,647)	(7,387)
Net carrying value	3,528	38,204	3,830	3,857	34,945	4,805

1)	Intellectual property rights.

2)	For more information on acquired/divested businesses, see note E2 “Business combinations.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 3

Note C1, cont’d.

The total goodwill for the Company is SEK 38.2 (34.9) billion and is allocated to the operating segments Networks, with SEK 25.8 (24.1) billion, Digital Services, with SEK 3.2 (3.0) billion and segment Emerging Business and Other, with SEK 9.2 (7.8) billion, of which Cradlepoint SEK 7.9 (6.5) billion. Segment Managed Services does not carry goodwill. More information is disclosed in note B1 “Segment information.”
Impairment losses
In Segment Emerging Business and Other within the CGU iconectiv there was an impairment loss of SEK 176 million during 2021 due to a strategic decision to discontinue a business operation. Intangibles of SEK 64 million is mainly
reported on line

item Selling and administrative expenses and goodwill of SEK 112 million reported on line item Other operating expenses in the income
statement.
In Digital Services there
 was an impairment loss of intangibles of SEK
137
 million during
2021
due to product strategy changes, reported on line

item Research and development expenses.

The impairment losses for 2019 and 2020 is considered immaterial.
Goodwill allocation
The goodwill allocation has not changed since last year. Goodwill from acquisitions during the year has been allocated to segments Emerging Business and Other in CGUs Cradlepoint and Emodo.
Impairment tests
Each operating segment is a CGU, except for segment Emerging Business and Other which consists of several CGUs. The value in use method has been used for goodwill impairment testing
, which means that the recoverable amounts for CGUs are established as the present value of expected future cash flows based on business plans approved by management.
Estimation of future cash flows includes assumptions mainly for the following key financial parameters:
–	Sales growth
–	Development of EBIT (based on EBIT margin or cost of goods sold and operating expenses relative to sales)
–	Related development of working capital and capital expenditure requirements.
The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections made within the Company for the development 2022–2026 for key industry parameters:
–	By 2026, about 35 years after the introduction of digital mobile technology, it is predicted that there will be 8.8 billion mobile subscriptions (excl. Cellular IoT).
–
The number of mobile subscriptions is estimated to grow from around 8.3 billion by the end of 2022 to around 8.8 billion by the end of 2026. Out of all mobile subscriptions, 7.7 billion will be associated with a smartphone.

–	The number of 5G subscriptions is forecasted to reach 3.7 billion (excl. Cellular IoT) by the end of 2026.
–
By 2026, about 39 billion connected devices are forecasted, of which over 27 billion will be related to Internet of Things, IoT. Connected IoT devices including connected cars, machines, meters, sensors, point-of-sale
terminals, consumer electronics and wearables.

–	Cellular IoT is predicted to grow from 2.4 billion devices in 2022 to 4.8 billion devices in 2026.
–
Mobile data traffic volume is estimated to increase by around three times in the period 2022–2026. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around three times, and mobile video traffic is forecasted to grow by around 30% annually through 2026 to account for approximately 75% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom and data.
The business plans for all CGUs, except Cradlepoint and Emodo are based on specific estimates for the five-year forecast period, 2022-2026.
The CGUs Cradlepoint and Emodo use a
ten-year
forecast period 2022-2031. Cradlepoint is operating in a rapidly expanding market with forecasted growth above 25% per year for the next five years. Market maturity and market growth at long-term sustainable levels is not expected to be reached until well beyond 2025, with Cradlepoint forecasting top-line
growth above 10% beyond 2030. Emodo applies a
10-year
time horizon, taking into consideration the fast-growing AdTech sector and the rapid growth of Emodo within that sector.
All CGUs use a nominal annual growth rate of 1.5% (1.0%) per year after the forecast period
An
after-tax
discount rate has been applied for the discounting of projected after-tax
cash flows. Rate per CGU:

Post-tax discount rates (%)
CGU	2021	2020
Networks	7.5	8.0
Digital Services	8.0	8.0
Managed Services	8.0	8.0
Cradlepoint	10.0	N/A
iconectiv	9.0	8.0
Emodo	12.0	12.0
Red Bee Media	9.5	8.0
There are no reasonable
possible change in key assumptions
from our sensitivity analysis that would lead to an impairment.
The Company’s discounting is based on
after-tax
future cash flows and
after-tax
discount rates. This discounting is not materially different from a discounting based on before-tax
future cash flows and
before-tax
discount rates, as required by IFRS. In note A1 “Significant accounting policies,” and note A2 “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2020 are disclosed in note C1 “Intangible assets” in the Annual Report of 2020.
The Company has considered the effect of the
COVID-19
pandemic in the impairment tests and currently expect no material changes to expected future cash flows which could impact recoverability of intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 4

Property, plant and equipment

Property, plant and equipment 2021

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,503	3,030	32,890	995	43,418
Additions	54	207	2,215	1,187	3,663
Balances regarding acquired/divested business	—	—	(75)	—	(75)
Sales/disposals	(348)	(135)	(2,145)	(94)	(2,722)
Reclassifications	356	270	813	(1,439)	—
Translation differences	381	177	1,311	56	1,925
Closing balance	6,946	3,549	35,009	705	46,209

Accumulated depreciations
Opening balance	(3,405)	(2,393)	(22,863)	—	(28,661)
Depreciations	(441)	(286)	(2,947)	—	(3,674)
Balances regarding divested business	—	—	50	—	50
Sales/disposals	315	136	1,956	—	2,407
Reclassifications	1	2	(3)	—	—
Translation differences	(211)	(137)	(962)	—	(1,310)
Closing balance	(3,741)	(2,678)	(24,769)	—	(31,188)

Accumulated impairment losses
Opening balance	(275)	(75)	(1,024)	—	(1,374)
Impairment losses	(22)	(30)	(146)	—	(198)
Sales/disposals	29	5	176	—	210
Translation differences	(15)	(4)	(60)	—	(79)
Closing balance	(283)	(104)	(1,054)	—	(1,441)
Net carrying value	2,922	767	9,186	705	13,580
Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2021, amounted to SEK 477 (499) million.

Property, plant and equipment 2020

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,755	3,512	33,790	1,015	45,072
Additions	78	163	2,184	2,068	4,493
Balances regarding acquired/divested business	2	4	59	(10)	55
Sales/disposals	(567)	(475)	(2,534)	(173)	(3,749)
Reclassifications	720	92	1,009	(1,821)	—
Translation differences	(485)	(266)	(1,618)	(84)	(2,453)
Closing balance	6,503	3,030	32,890	995	43,418

Accumulated depreciation
Opening balance	(3,745)	(2,843)	(23,291)	—	(29,879)
Depreciations	(425)	(241)	(2,936)	—	(3,602)
Balances regarding divested business	—	—	1	—	1
Sales/disposals	537	470	2,165	—	3,172
Reclassification	1	11	(12)	—	—
Translation differences	227	210	1,210	—	1,647
Closing balance	(3,405)	(2,393)	(22,863)	—	(28,661)

Accumulated impairment losses
Opening balance	(295)	(43)	(1,005)	—	(1,343)
Impairment losses	(11)	(65)	(434)	(2)	(512)
Sales/disposals	9	28	348	2	387
Translation differences	22	5	67	—	94
Closing balance	(275)	(75)	(1,024)	—	(1,374)
Net carrying value	2,823	562	9,003	995	13,383

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 5

Leases
Leases with the Company as lessee

Right-of-use
assets

	2021				2020
	Real estate	Vehicles	Other	Total	Real estate	Vehicles	Other	Total
Cost
Opening balance	11,784	823	171	12,778	11,263	698	126	12,087
Additions	1,759	258	—	2,017	2,220	339	45	2,604
Balances regarding acquired/divested business	(10)	(11)	—	(21)	126	—	—	126
Terminations	(395)	(180)	—	(575)	(926)	(130)	—	(1,056)
Translation differences	618	40	—	658	(899)	(84)	—	(983)
Closing balance	13,756	930	171	14,857	11,784	823	171	12,778

Accumulated depreciations
Opening balance	(3,700)	(390)	(55)	(4,145)	(2,126)	(260)	(28)	(2,414)
Depreciations	(2,002)	(251)	(24)	(2,277)	(2,082)	(277)	(28)	(2,387)
Balances regarding divested business	8	6	—	14	1	—	—	1
Terminations	233	158	—	391	238	109	—	347
Translation differences	(226)	(18)	—	(244)	269	38	1	308
Closing balance	(5,687)	(495)	(79)	(6,261)	(3,700)	(390)	(55)	(4,145)

Accumulated impairment losses
Opening balance	(340)	—	—	(340)	(872)	—	—	(872)
Impairment losses	—	—	—	—	(47)	—	—	(47)
Terminations	63	—	—	63	553	—	—	553
Translation differences	(26)	—	—	(26)	26	—	—	26
Closing balance	(303)	—	—	(303)	(340)	—	—	(340)

Financial sublease
Opening balance	(313)	—	—	(313)	(314)	—	—	(314)
Derecognition	—	—	—	—	(42)	—	—	(42)
Translation differences	(32)	—	—	(32)	43	—	—	43
Closing balance	(345)	—	—	(345)	(313)	—	—	(313)

Net carrying value	7,421	435	92	7,948	7,431	433	116	7,980

Lease liabilities
The lease liabilities amounted to SEK 9,303 (9,300) million
,
of which SEK 2,224 (2,196) million is classified as current. The remaining contractual maturities as of December 31, 2021, is shown in note D4 “Contractual obligations.”
Lease cost
The total lease cost amounted to SEK 3,375 (3,704) million, of which depreciation SEK 2,277 (2,387) million, impairment losses SEK 0 (47) million, lease expense relating to low-value
assets SEK 434 (516) million, interest expense SEK 426 (490) million and variable lease expense SEK 238 (264) million. Variable lease expense consists mainly of property tax.
Cash payments

Cash payments

	2021	2020
Repayments of the lease liabilities 1)	(2,368)	(2,417)
Interest expense of the lease liabilities	(426)	(490)
Low-value asset not included in the measurement of the liabilities	(434)	(516)
Variable lease payments not included in the measurement of the lease liabilities	(238)	(264)
Total cash outflow	(3,466)	(3,687)

1)	Including advance payments.
Future cash outflow
Future cash outflows from leases not yet commenced in 2021 to which Ericsson as the lessee is committed is SEK
157

(104) million.
Leases with the Company as lessor
Lessor leases relate to subleases of real estate. These lease contracts vary in length from 1 to 11 years.
Receivables related to subleases
in
2021 amounted for operating leases to SEK 70 (75) million and for financial leases to SEK 64 (56) million. Interest income from financial subleases was SEK 9 (11) million.
At December 31, 2021, future minimum payment receivables were distributed as follows:

Future minimum payment
receivables

	Financial leases	Operating leases
2022	66	47
2023	67	22
2024	69	9
2025	12	3
2026	—	1
2027 and later	—	2
Total	214	84

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 6

Section D – Obligations

Provisions

Provisions
	Restructuring	Customer related	Supplier related	Warranty	Share-based payments	Other	Total
2021
Opening balance	1,200	3,850	791	987	2,107	1,531	10,466
Additions	303	795	1,020	455	1,367	483	4,423
Reversal of excess amounts	(98)	(491)	(228)	(153)	(122)	(86)	(1,178)
Charge d to income statement							3,245
Utilization	(785)	(841)	(175)	(109)	(1,837)	(462)	(4,209)
Reclassifications	(1)	104	(179)	(107)	—	39	(144)
Translation differences	20	23	2	1	76	24	146
Closing balance	639	3,440	1,231	1,074	1,591	1,529	9,504

Of which current provisions	411	1,488	1,231	320	915	1,417	5,782
Of which non-current provisions	228	1,952	—	754	676	112	3,722

2020
Opening balance	1,095	3,738	1,309	941	1,941	1,899	10,923
Additions	1,144	1,108	535	248	1,563	649	5,247
Reversal of excess amounts	(149)	(83)	(438)	(99)	(69)	(323)	(1,161)
Charge d to income statement							4,086
Utilization	(815)	(766)	(595)	(105)	(1,195)	(499)	(3,975)
Reclassifications	9	(4)	(14)	3	(1)	(20)	(27)
Translation differences	(84)	(143)	(6)	(1)	(132)	(175)	(541)
Closing balance	1,200	3,850	791	987	2,107	1,531	10,466

Of which current provisions	1,157	1,716	791	987	1,420	1,509	7,580
Of which non-current provisions	43	2,134	—	—	687	22	2,886

Provisions will fluctuate over time depending on the business mix, market mix and, technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favourable than anticipated, which affect the provision balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.
For 2021, the total provision value is SEK 9.5 (10.5) billion, of which SEK 3.7 (2.9) billion is classified as non-current.
For more information, see note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments” for key estimation uncertainty regarding timing and amount.
Restructuring provisions
Restructuring provisions relate to structural efficiency programs that are planned and controlled by management and have a material impact on either the scope of the business undertaken or the manner in which the business is conducted. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D, and selling and administration expenses. Restructuring provisions are recognized based on the expected costs of the respective restructuring programs and primarily consist of personnel costs. Estimation uncertainty exists regarding the execution of the restructuring programs, which may impact the expected timing and realization of costs. Restructuring provisions are reviewed and adjusted regularly based on management’s best estimate. The expected timing and amount of outflows are dependent on whether the plan execution is in line with management’s assessment. The majority of the restructuring provision will be utilized within 1 year. For more information about the restructuring charges booked in the income statement, see note B3 “Expenses by nature.”
Customer-related provisions
Customer-related provisions mainly consist of provisions for loss-making customer contracts. To measure the customer-related provisions, management estimates the unavoidable costs to fulfil the obligations under the customer contract. If the exit penalty is lower than the estimated costs to fulfil the contract, then the provision value is limited to the exit penalty value. The unavoidable costs to fulfil the contract sometimes differ from management’s estimates. Provisions raised for loss-making customer contracts are therefore regularly reviewed and adjusted based on the latest information available considering the realization of the costs estimated. The expected timing and amount of outflows are dependent on whether the customer contract execution is in line with management’s assessment. The majority of the customer-related provisions will be utilized over
 5 years.
Supplier-related provisions
Supplier-related provisions are for supplier claims/guarantees based on the contractual obligations mostly relating to inventory. The provision is calculated by comparing the committed inventory purchases with the expected usage based on forecast and any excess is provided for based on an assessment of the risk of obsolescence. Therefore, estimation uncertainty exists regarding the forecast and expected usage as
well as the assessment of future obsolescence, as this is based on management’s expectations. The expected timing and amount of outflows are dependent on the actual outcome of the supplier claims and guarantees. The majority of the supplier-related provisions will be utilized within 1 year.
Warranty provisions
Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Uncertainty exists regarding the timing and amount as management utilizes the historical trends to estimate the warranty provisions as well as the cost to repair or replace, which may differ from the actual outcomes. New product warranty provisions require further estimation since historical information is not available. These provisions do not include costs for service in additions within customer contracts that are accounted for as separate performance obligations. The expected timing and amount of outflows are dependent on the actual product faults which may occur. The majority of the warranty provisions are expected to be utilized over
 2 years.
Share-based payments provisions
Share-based payments provisions relate to cash-settled share-based programs and are based on the present period’s best estimate of the eventual pay-outs,
see note G3 “Share-based compensation” for more information. The uncertainty regarding outflows is relating to the fair value of the underlying instrument during the service period and expected fulfilment of the service conditions. The majority of the share-based payment provisions are expected to be utilized within 1 year.

Other provisions

Other provisions relate mostly to litigation and patent infringement disputes. Management regularly assesses the likelihood of any adverse outcomes and if deemed probable then a provision is raised based on the best estimate of the expenditure required to settle with the counterpart. There is uncertainty in the final outcome and settlement, therefore management reviews the estimation regularly. Outflows relating to litigation are inherently uncertain in timing and amount and therefore the majority of the provisions are expected to be utilized within 1 year.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 7

Contingent liabilities

Contingent liabilities
	2021	2020
Contingent liabilities	1,614	1,198
Total	1,614	1,198
Contingent liabilities mainly relate to pensions, litigations and tax litigations in subsidiaries. Contingent liabilities assumed by the Company include guarantees of loans to other companies of SEK 16 (15) million.
All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated, and necessary provisions made, or contingent liabilities disclosed. In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of es timation uncertainty and (ii) the decision made in relation to accounting policies applied.

On October 4, 2021, Ericsson asked the U.S. District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the U.S. District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow. See also note H6 “Events after reporting period.”
As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth
investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting final appellate decision by the Supreme Court of India.
In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.
In October 2021, Ericsson received correspondence from the US Department of Justice (DOJ) stating its determination that the Company had breached its obligations under its Deferred Prosecution Agreement (DPA) by failing to provide certain documents and factual information. The Company cannot provide further detail about the determination by the DOJ or predict the outcome of the resolution of this matter at this time. Hence it is not possible to reliably estimate potential future cash outflows in resolving the matter.
 See also note H6 “ Events after reporting period.”

The above matters relating to Apple, Micromax, SAMR and the DOJ have not been included in the contingent liability amount disclosed in the table.

Assets pledged as collateral

Assets pledged as collateral
	2021	2020
Chattel mortgages 1)	6,341	6,332
Bank deposits 2)	532	476
Total	6,873	6,808
1)	See also note G1 “Post-employment benefits.”
2)	See also note F1 “Financial risk management.”

Contractual obligations

Contractual obligations 2021

	Payment due by period
	<1	1–3	3–5	>5
SEK billion	year	years	years	years	Total
Current and non-current debt 1)	9.8	10.4	3.1	10.1	33.4
Lease obligations 2)	2.6	4.3	2.3	1.4	10.6
Other non-current liabilities	—	1.0	—	0.6	1.6
Purchase obligations 3)	23.2	4.1	0.3	—	27.6
Trade payables	35.7	—	—	—	35.7
Commitments for customer finance 4)	34.4	9.7	3.2	—	47.3
Derivatives liabilities 4)	0.4	0.4	—	—	0.8
Total	106.1	29.9	8.9	12.1	157.0

Contractual obligations 2020

	Payment due by period
	<1	1–3	3–5	>5
SEK billion	year	years	years	years	Total
Current and non-current debt 1)	8.4	10.8	10.2	1.9	31.3
Lease obligations 2)	2.6	3.9	2.5	1.9	10.9
Other non-current liabilities	0.1	0.7	—	0.6	1.4
Purchase obligations 3)	12.0	2.6	0.6	—	15.2
Trade payables	32.0	—	—	—	32.0
Commitments for customer finance 4)	26.9	—	—	—	26.9
Derivatives liabilities 4)	0.1	0.1	—	—	0.2
Total	82.1	18.1	13.3	4.4	117.9

1)	Current and non-current debt, including interest commitments.

2)	Future lease obligations, nominal lease liability, see also note C3 “Leases.”

3)	The amounts of purchase obligations are gross, before deduction of any related provisions.

4)	See also note F1 “Financial risk management.”
As a measure to secure resilience in our supply chain, both due to continued uncertainties from
COVID-19
and due to the constrained situation in the electronic components global market, we have increased our contractual obligations with several suppliers. This is coming from purchase obligations related to extended lead-times but also in some cases from volume commitments beyond lead-times. Any risks related to such contractual and purchase obligations are assessed according to the principles for recognition of provisions as prescribed under note A1 “Significant accounting policies” under heading Provisions.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	5 8

Section E –  Group structure

Equity
Capital stock
Capital stock at December 31, 2021

and
 2020
, consisted of the following:

Capital stock
Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,072,395,752	15,363
Total	3,334,151,735	16,672
The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.
At December 31, 2021, the total number of treasury shares was 4,009,306 (6,043,960 in 2020 and 19,853,247 in 2019) Class B shares.

Number of shares
	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2021	3,334,151,735	16,672
Number of shares Dec 31, 2021	3,334,151,735	16,672
Dividend proposal
The Board of Directors propose a dividend for 2021 of SEK 2.50 per share (SEK 2.00 in 2020 and SEK 1.50 in 2019) to the Annual General Meeting.

The dividend is proposed to be paid in two equal installments, SEK 1.25 per share with the record date March 31, 2022, and SEK 1.25 per share with the record date September 30, 2022.
Additional paid in capital
Additional paid in capital relates to payments made by owners and includes share premiums paid.
Other reserves
Other reserves include translation reserves, cash flow hedges and revaluation of borrowings.
Translation reserves (cumulative translation adjustments)
The cumulative translation adjustments comprise all foreign currency translation reserves arising from the translation of the financial statements of foreign operations to the Group presentation currency and changes regarding revaluation of excess value in local currency.
Cash flow hedge reserve
For further information, see note F1 “Financial risk management.”
Revaluation of borrowings
For further information, see note F4 “Interest-bearing liabilities.”
Retained earnings
Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include remeasurements related to post-employment benefits.
Remeasurements related to post-employment benefits
Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes. For more information, see note G1 “Post-employment benefits.”
Non-controlling
interests
Equity in a subsidiary not attributable, directly or indirectly, to a parent.

Other reserves
	2021				2020
	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves
Opening balance	(2,424)	101	(366)	(2,689)	2,967	(230)	(445)	2,292
Other comprehensive income
Items that will not be reclassified to profit or loss
Revaluation of borrowings due to change in credit risk	—	—	31	31	—	—	99	99
Tax on items that will not be reclassified to profit or loss	—	—	(6)	(6)	—	—	(20)	(20)
Items that have been or may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	(542)	—	(542)	—	136	—	136
Reclassification to profit and loss	—	(96)	—	(96)	—	281	—	281
Translation reserves
Changes in translation reserves	3,556	—	—	3,556	(5,434)	—	—	(5,434)
Reclassification to profit and loss	46	—	—	46	124	—	—	124
Share of other comprehensive income of JV and associated companies	28	—	—	28	(81)	—	—	(81)
Tax on items that have been or may be reclassified to profit or loss	—	126	—	126	—	(86)	—	(86)
Other comprehensive income, net of tax	3,630	(512)	25	3,143	(5,391)	331	79	(4,981)
Total comprehensive income	3,630	(512)	25	3,143	(5,391)	331	79	(4,981)
Closing balance	1,206	(411)	(341)	454	(2,424)	101	(366)	(2,689)

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	59

Business combinations
Acquisitions and divestments
Acquisitions

Acquisitions 2019–2021
	2021	2020	2019

Consideration

Cash and cash equivalents	256	9,534	1,815

Others	—	314	142
Total consideration	256	9,848	1,957

Net assets (liabilities) acquired

Cash and cash equivalents	—	314	142

Property, plant and equipment	1	55	353

Right-of-use of assets	—	126	—

Intangible assets	(95)	3,583	497

Investments in associates	—	167	101

Other assets	21	1,292	1,357

Provisions, incl. post-employment benefits	—	(16)	(102)

Other liabilities	(348)	(2,781)	(743)
Total identifiable net assets (liabilities)	(421)	2,740	1,605
Costs recognized in net income	—	—	153
Goodwill	677	7,108	199
Total	256	9,848	1,957

Acquisition-related costs 1)	11	92	85

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.
In 2021, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 256 (9,534) million. The acquisitions presented below are not material, but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:
Cradlepoint
: On November 1, 2020, the
Company acquired all of the shares in Cradlepoint Inc. (purchase price of SEK 9.5 billion), a
US-based
market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform. Goodwill in this transaction represents future customers, future technology and synergies to the sales channels and commercial model applied by Cradlepoint and is not expected to be deductible for tax purposes.
The preliminary purchase price allocation of Cradlepoint made in 2020 was finalized during 2021. The main change between the provisional and final fair values in the balance sheet is an increase in goodwill of SEK 0.48 billion to SEK 7.5 billion with a corresponding increase of deferred revenues with SEK 0.35 billion and a decrease of intangibles with SEK 0.13 billion. This resulted in a positive impact in the income statement of SEK 0.1 billion in 2021.
Axonix:
On March 31, 2021, the Company acquired assets from Axonix, a UK based mobile-first programmatic advertising exchange. The acquisition will strengthen the Company’s supply chain in the market. Balances to facilitate the Purchase price allocation are final.
Quortus:
On November 17, 2021, the Company acquired selected assets, including 29 employees, from Quortus, a
UK-based
company with expertise in enterprise 4G/5G technology. The acquisition augments the Company’s offering with richer 4G/5G networking features across its portfolio of enterprise products. Balances to facilitate the Purchase price allocation are final.
In order to finalize a Purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, they may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2019–2021
	2021	2020	2019

Proceeds

Cash and cash equivalents	273	4	360

Shares in associated companies	—	—	1,209
Total Proceeds	273	4	1,569

Net assets disposed of

Property, plant and equipment	26	1	171

Right-of-use assets	7	1	20

Investments in associates	—	—	5

Intangible assets	—	48	820

Goodwill	(48)	4	—

Other assets	51	83	96

Provisions, incl. post-employment benefits	(30)	(1)	244

Other liabilities	36	6	(774)
Total net assets	42	142	582

Net gains/losses from divestments	231	(138)	987

Shares in associated companies	—	—	(1,209)
Cash flow effect	273	4	360
In 2021, the Company made divestments with a cash flow effect amounting to SEK 273 (4) million. Net gains/losses from the divestments are presented on Other operating income in the Income statement, see note B4 “Other operating income and expenses” for more information.
The divestments consist primarily of a data centre business located in the Netherlands in November 2021.
For more information, see also note H3 “Statement of cash flow.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	60

Note E2, cont’d.

Acquisitions 2019–2021
Company	Description	Transaction date
Quortus	A UK based mobile core software company with expertise in enterprise 4G/5G technology.	Nov 2021
Axonix	A UK based mobile-first programmatic advertising exchange.	Mar 2021
Cradlepoint	A US company providing Wireless WAN Edge 4G and 5G solutions for the enterprise market.	Nov 2020
Genaker	A Spain provider of Mission Critical Push-to-talk (MC-PTT) solutions.	Mar 2020
ST-Ericsson	The remaining shares were acquired in ST-Ericsson (previously a joint venture).	Dec 2019
Kathrein	A German provider of antenna and filter technologies.	Oct 2019
CSF	A US based company related to the iconectiv business.	Aug 2019

Divestments 2019–2021
Company	Description	Transaction date
Data center	A data center business located in the Netherlands.	Nov 2021
MediaKind	A divestment of 51% of its MediaKind business.	Feb 2019

Associated companies

Equity in associated companies
	2021	2020
Opening balance	1,274	1,565
Investments	—	167
Share in earnings	(260)	(298)
Distribution of capital stock	—	(3)
Taxes	(11)	(33)
Dividends	(90)	(43)
Translation differences	28	(81)
Closing balance	941	1,274
The Company owns 49% of MediaKind, located in US, with an investment of SEK 0.8 (0.8) billion. The Company’s share in earnings of MediaKind was SEK
-0.4
(-0.4)
billion and the remaining investment is SEK 0.0 (0.4) billion. The Company has provided a loan to MediaKind of SEK 0.5 (0.5) billion.
The Company owns 49.07% of the shares in Ericsson Nikola Tesla d.d., located in Croatia. See also note H4 “Related party transactions.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	61

Section F – Financial instruments

Financial risk management
The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Board of Directors is responsible for overseeing the capital structure and financial management of the Company, approving certain matters (such as investments, customer finance commitments and borrowing) and setting limits on the exposure to financial risks.
For the Company, a robust financial position with an investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.
The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to deliver strong free cash flow.
The Company’s capital objectives are:
–      Strong free cash flow before M&A
–      Positive net cash position
–      Investment grade rating by Moody’s (Baa3), Standard & Poor’s
 (BBB-)
and Fitch
(BBB-).

Capital objectives-related information, SEK billion
	2021	2020
Free cash flow before M&A 1)	32.1	22.3
Positive net cash 1)	65.8	41.9
Credit rating
Fitch	BBB-, stable	BBB-, stable
Standard & Poor’s	BBB-, stable	BBB-, stable
Moody´s	Ba1, stable	Ba1, stable
1) For more information about the measures, see Alternative performance measures and Financial terminology.
The Company has a treasury and customer finance function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. The customer finance function may arrange suitable third-party financing solutions for customers to support their purchases from Ericsson. In some cases, and to the extent that customer loans are not provided directly by banks, the Parent Company may provide vendor finance credits to customers directly. The central function also monitors the exposure from outstanding vendor credits and credit commitments.
The Company classifies financial risks as:
–      Foreign exchange risk
–      Interest rate risk
–      Credit risk
–      Liquidity
–      Refinancing risk
–      Market price risk in own and other equity instruments.
The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.
For further information about accounting policies, see note A1 “Significant accounting policies.”
Foreign exchange risk
The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations. The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.
Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as EBIT are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.
The table below presents the external net sales and cost exposures for the largest currencies which impact profitability. The internal exposures will not impact group profitability if all related transactions occur and are recognized in the profit and loss in the same month. Any effect on profit and loss from internal transactions is a function of timing and FX volatility, therefore impossible to predict.

Currency exposure, SEK billion
Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Cost translation exposure	Cost transaction exposure 1)	Cost net exposure
USD 2)	78.9	36.1	115.0	(45.2)	(53.0)	(98.2)
EUR	28.3	9.5	37.8	(22.4)	3.8	(18.6)
JPY	13.4	—	13.4	(5.2)	—	(5.2)
CAD	4.5	—	4.5	—	0.3	0.3
CNY	7.1	—	7.1	(6.5)	1.4	(5.1)
TWD	5.5	—	5.5	(2.4)	—	(2.4)
INR	7.4	(0.4)	7.0	(4.4)	0.2	(4.2)
GBP	7.6	(0.9)	6.7	(6.2)	(0.2)	(6.4)
AUD	7.6	(0.6)	7.0	(5.0)	0.4	(4.6)

1)	External purchases in foreign currency translated to functional currency.
2)
Sales transaction exposure in 2021 includes volume in the cash flow hedge of USD 200 million. Based on the outstanding cash flow hedge volume at year end, the hedged sales volume that will occur in 2022 is USD 263 million.

Translation exposure
Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging.
Transaction exposure
The Company considers the following transaction exposures.
a) Transaction risk impacting net sales and EBIT
Transaction exposure relates to sales and cost incurred in
non-reporting
currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB, by selling to foreign subsidiaries in either the functional currency of the customers, EUR or USD. This transaction risk can be hedged, although it is only done for material cash inflows or outflows that are highly certain.
The Company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and EBIT. These contracts are multi-year contracts with highly probable payments at fixed points in time denominated in USD.
The Board of Directors has provided a mandate to the Company to hedge between 0%–100% of the next three years receipts on a rolling basis, up to the end of the contract period. This mandate instructs the treasury function to hedge a percentage of this exposure according to a defined scale, locking in a higher percentage of exposure as the USD strengthens against SEK, up to 100%.
Hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged items and the hedging instruments.
b) Transaction exposure in individual balance sheet
According to Company policy, transaction exposure in subsidiaries’ balance sheets (e.g., trade receivables and trade payables that are remeasured due to change in foreign exchange rates) should be fully hedged. Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives. Foreign exchange exposures are managed net, and its effects are presented net within Financial income and expenses. This is not designated as hedge accounting.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 2

Note F1, cont’d.

c) FX execution risk in Ericsson AB (EAB)
As balance sheet hedging is done net on a monthly basis, significant volatility in USD hedge volumes exposes EAB to FX execution risk. In order to spread the FX execution risk over the year, 14% of each of the next six months forecasted sales and purchases in EAB are hedged monthly. The hedged volumes are funded by internal loans from its parent company which are not hedged, therefore the FX impact on revaluation of the loan is recognized in net FX as incurred.
The sensitivity of the FX impact is dependent on changes in foreign exchange rates, forecasts and seasonality. USD is the only currency being hedged. Outstanding loan at year-end
was USD 728 million (USD 610 million), with an average balance of USD 926 million over the year. Due to the strengthening of USD against SEK throughout 2021, this resulted in a net loss on the hedge loan balances of SEK 845 million, comprised of realization and revaluation results on these loans contracts of SEK 298 million and SEK 547 million respectively.
d) Transaction risk impacting business combination
The Group is exposed to FX execution risk on consideration payable for acquisition in foreign currency from the period of communication of the proposed transaction to final completion date. Such transaction, if deemed material and highly probable, will be hedged to protect the cash consideration for acquisition accounting.
Cash flow hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged item and the hedging instruments.
Interest rate risk
The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses.
Sensitivity analysis
The Company uses the Value at Risk (VaR) methodology to measure foreign exchange and interest rate risks managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a one-day
time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).
The treasury function operates under two mandates. In the liquidity management activity, it has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a one-day
horizon. The average VaR calculated for 2021 was SEK 15.3 (21.0) million. No VaR limits were exceeded during 2021.
In the asset-liability management activity, the interest rate risk is managed by matching fixed and floating interest rates in interest-bearing balance sheet items. The policy is that the net sensitivity on a one basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2021 was SEK 1.1 (0.5) million per basis point shift.

Sensitivity to interest rate increase of 1 basis point, SEK million
	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	—	—	(4)	(3)	—	(7)
Interest-bearing liabilities 1)	—	—	1	1	5	7
Derivatives	—	1	1	—	—	2
Total	—	1	(2)	(2)	5	2

1)	Borrowings are included as they are designated FVTPL.

Outstanding derivatives

Outstanding derivatives
2021	Gross amount recognized	Offset	Net amount presented	Related amounts not offset – collaterals	Net
Currency derivatives 1)
Assets	294	(36)	258	—	258
Liabilities	(707)	36	(671)	467	(204)
Interest rate derivatives
Assets	79	(20)	59	—	59
Liabilities	(111)	20	(91)	—	(91)

2020
Currency derivatives 1)
Assets	1,491	(7)	1,484	(1,181)	303
Liabilities	(141)	7	(134)	—	(134)
Interest rate derivatives
Assets	57	(31)	26	—	26
Liabilities	(131)	31	(100)	—	(100)
1)	Currency derivatives designated as cash flow hedge of SEK 9 (127) million are included in Other current assets and SEK 510 (0) million in Other current liabilities.
Cash collaterals paid or received under Credit Support Annex (CSA) to ISDA for cross-currency derivatives are recognized as Interest-bearing securities, current or Borrowings, current, respectively.
The Company holds the following currency derivatives designated as hedging instruments:

Foreign exchange forward contracts
2021	< 3 months	3 – 12 months	> 1 year	Total
Notional Amount (USD millions)	734	1,372	525	2,631
Average forward rate (SEK/USD)	8.79	9.05	8.35
Hedge ratio is 1:1 and changes in forward rate have been designated as the hedged risk. The change in the fair value of the hedging instrument is compared with the change in fair value of the hedged item, and the lower amount is taken to OCI. If the change in fair value of the hedging instrument is higher, then the excess change in fair value is considered ineffective hedging and recorded in net foreign exchange gains and losses. For hedge on customer contracts, upon recognition of the hedged net sales, the cumulative amount in hedging reserve is released in the OCI as a reclassification adjustment and recognized in net sales. For hedge on business combination, the cumulative amount in hedge reserve is transferred as a basis adjustment to goodwill upon recognition of the business combination.
See note E1 “Equity” for movement in the cash flow hedge reserve. No hedge ineffectiveness was recognized in the income statement in 2021.
Credit risk
Credit risk is divided into three categories: credit risk in trade receivables and contract assets, customer finance risk and financial credit risk, see note A1 “Significant accounting policies.”
Credit risk in trade receivables and contract assets
Credit risk in trade receivables and contract assets is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:
–	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities
–	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment
–	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow
–	Define escalation path and approval process for customer credit limits.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 3

The credit risk of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.
Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.
Impairment of trade receivables and contract assets
Trade receivables and contract assets are assessed for impairment under a unified model. The Company has determined that credit risk largely depends on both the risk in the country where the customer resides (e.g. ability to make cross border payments) as well as the payment pattern of the customer. Therefore, expected credit losses (ECLs) are calculated using a provision matrix that specifies a fixed rate depending both on the number of days past due and the country risk rating. The country risk ratings depend on the ratings used by all Export Credit Agencies within the OECD. The rates defined in the provision matrix are based on historical loss patterns for that grouping of customers. These rates are adjusted for current conditions as well as management expectations of changes to political risks and payment patterns in the future. The provision rates are higher on high risk countries compared to low risk countries and also higher on amounts that remain unpaid for longer periods of time.
Since the onset of the
COVID-19
pandemic in 2020, the Company has been assessing the wider economic impact on the expected credit losses model for trade receivables and updating the provision matrix as appropriate. There has been no material change to the provision matrix in the year as a direct result of
COVID-19.
Trade receivables and contract assets together amounted to SEK 55,905 (53,336) million as of December 31, 2021. Provisions for expected credit losses on trade receivables and contract assets amounted to SEK 2,398 (2,518) million as of December 31, 2021. Total past due > 360 days has increased but the expectation of collection from some customers has also improved, resulting in a lower allowance at year end. The Company’s write-offs have historically been low. During the year SEK 163 (136) million were written off due to the Company having no reasonable expectation of collection. Of these write-offs, SEK 0 (0) million are still subject to enforcement.

Movements in allowances for impairment of trade receivables and contract assets
	2021	2020
Opening balance	2,518	2,983
Increase / (decrease) in allowance	40	(118)
Write-offs	(163)	(136)
Translation difference	3	(211)
Closing balance 1)	2,398	2,518

1)	Of which SEK 1 (1) million relates to contract assets.
The distribution of trade receivables and contract assets closely follows the distribution of the Company’s sales, see note B1 “Segment information.” The ten largest customers represented 47% (50%) of the total trade receivables and contract assets in 2021.

Aging analysis of gross values of trade receivables and contracts assets by risk category
		Days past dues
2021	Not due	1-90	91-180	181-360	>360	Total
Country risk: Low	36,439	976	171	51	292	37,929
Country risk: Medium	12,119	689	208	220	735	13,971
Country risk: High	4,044	429	293	270	1,367	6,403
Total	52,602	2,094	672	541	2,394	58,303
		Days past dues
2020	Not due	1-90	91-180	181-360	>360	Total
Country risk: Low	33,620	517	63	105	308	34,613
Country risk: Medium	13,487	1,243	338	346	753	16,167
Country risk: High	3,023	394	223	275	1,159	5,074
Total	50,130	2,154	624	726	2,220	55,854
Customer finance credit risk
All major commitments to finance customers are made only after approval in accordance with the work procedure for the Board of Directors and according to the established credit approval process.
Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analysing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over the relevant base rate. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan and bond markets for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.
As of December 31, 2021, the total amount payable to the Company under customer finance credits was SEK 5,239 (5,262) million. The carrying value of these assets was SEK 3,287 (3,137) million as of December 31, 2021. Customer finance is arranged for infrastructure projects in different geographic markets. As of December 31, 2021, there were a total of 81 (72) customer finance arrangements originated by or guaranteed by the Company.
The five largest facilities represented 70% (75%) of the customer finance exposure in 202
1. As of December 31, 2021, Middle East and Africa made up 44% (44%) of the outstanding exposure while North America made up 32% (20%). As of December 31, 2021, the Company also had unutilized customer finance commitments of SEK 47,344 (26,939) million.
Security arrangements for customer finance facilities may include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or an insurance company. All such institutions have been rated at least investment grade. A credit risk transfer under a sub-participation
arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.
The table below summarizes the Company’s outstanding customer finance as of December 31, 2021 and 2020.

Outstanding customer finance credit risk exposure 1)
	2021	2020
Fair value of customer finance credits	3,287	3,137
Financial guarantees for third-parties	6	5
Accrued interest	9	8
Maximum exposure to credit risk	3,302	3,150
Less third-party risk coverage	(94)	(95)
The Company’s risk exposure, less third-party risk coverage	3,208	3,055

1)	This table has been adjusted to show the maximum exposure to credit risk.
Fair value assessment of customer finance credits
Customer finance risk exposures are held at fair value and are classified as Level 3 on the fair value hierarchy. The Credit Asset Management Team within Ericsson Credit AB, reporting to Head of Group Treasury and Customer Finance, has established a process with respect to measurement of fair values. The quarterly credit review uses an internal model to determine a commercial rating for each credit and for calculation of the fair value. The model is based on external credit rating, political/country rating and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment. Revaluation of customer finance (excluding effect of foreign exchange translation) amounted to a net gain in the income statement of SEK 350 (loss of 262) million in 2021, of which gain of SEK 347 (loss of 262) million relates to credits held as of December 31, 2021. This effect is presented within selling and administrative expenses and was mainly related to South East Asia Oceania and India.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 4
Note F1, cont’d.

Customer finance fair value reconciliation
	2021	2020
Opening balance	3,137	3,756
Additions	30,121	24,765
Disposals/repayments	(30,468)	(25,069)
Revaluation/amortization of interest	322	(66)
Translation difference	175	(249)
Closing balance	3,287	3,137
Of which non-current	568	1,221
Due to 5G buildout, the demand for customer financing solutions has continued to increase significantly. Most of such financing has been successfully transferred to banks, hence the balance of customer finance receivables is in line with prior year.
Financial credit risk
Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.
The Company mitigates these risks by investing cash primarily in high rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds (see Liquidity risk section below). Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. For cross-currency swaps a Credit Support Annex (CSA) to ISDA is signed to further reduce the credit risk by exchanging collateral weekly against market value. The Company has also moved some derivative exposures to clearing counterparties with daily settlement of margins.
At December 31, 2021, the credit risk in financial cash instruments was equal to the instruments’ carrying value. The expected credit losses on cash equivalents and interest-bearings securities classified as amortized cost were immaterial. Credit exposure in derivative instruments was SEK 0.3 (0.3) billion.
Liquidity risk
The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, analyzed by contractual maturity, see note D4 “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements.

Cash, cash equivalents, interest bearing securities and derivative assets
2021	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		44,758	104	11	—	44,873
Other financial institutions		247	—	—	—	247
Type of issuer:
Governments	AA/AAA	5,743	2,906	11,860	—	20,509
Corporates	A2/P2	4,226	—	—	—	4,226
Mortgage institutes	AAA	—	5,749	21,700	304	27,753
Derivative assets		118	199	—	—	317
		55,092	8,958	33,571	304	97,925

2020	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		26,829	130	16	—	26,975
Other financial institutions		202	—	—	—	202
Type of issuer:
Governments	AAA	15,000	605	12,483	395	28,483
Corporates	A2/P2	1,960	—	—	—	1,960
Mortgage institutes	AAA	216	3,969	10,240	—	14,425
Derivative assets		189	346	975	—	1,510
		44,396	5,050	23,714	395	73,555

The instruments are classified as FVTPL or amortized cost. Cash, cash equivalents and interest-bearing securities are mainly held in SEK.
Refinancing risk
Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.
Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.
Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs 1)
	Amount	Utilized	Unutilized
Euro Medium Term Note program (USD million)	5,000	(1,495)	3,505
SEC Registered program (USD million) 2)		1,000

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

In March 2021, the Company redeemed EUR 500 million notes issued under the Euro Medium

Term Note program. In May 2021, the Company issued new EUR 500 million notes under the same program with maturity in 2029. In June 2021, the Company drew on its credit commitment with the European Investment Bank (EIB) of USD 305 million with maturity in 2028.

Committed credit facilities
	Amount	Utili zed	U nu tiliz e d
Multi-currency revolving credit facility (USD million)	2,000	—	2,000
In September 2021, Ericsson entered into a USD 2 billion sustainability-linked revolving credit facility. The USD 2 billion facility replaces the previous USD 2 billion facility. The facility does not have interest rates linked to credit rating or financial covenants but is linked to two of Ericsson’s sustainability KPIs.

Ericsson Annual Report on Form 20F 2021	Financials – Consolidated financial statements	6 5

Note
F
1, cont’d.

Fair valuation of the Company’s financial instruments
The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation as they are based on quoted prices in active markets for identical assets. For some of the Company’s financial assets and liabilities, especially derivatives, quoted prices are not readily available and fair values are calculated using market inputs such as interest rate quotes and currency rates.
For financial liabilities designated at fair value to profit and loss, the carrying amount reflects the effect in own credit spreads either in quoted prices or quoted Credit Default Swap (CDS) for Investment Grade companies.
Valuation hierarchy

–	Quoted market prices – level 1
Assets and liabilities are classified as level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

–	Valuation technique using observable inputs – level 2
Assets and liabilities classified as level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include cash equivalents (e.g. discounted papers, term deposits) and interest rate derivatives which are valued using interest rate yield curves. Other market observable inputs include credit spreads and FX forward rates. Inputs for base interest rates are quoted fixing rates, interest rates swaps and IBOR rates.
FX derivatives are valued by using observable forward rates, discounted using base interest rate curve. Valuation of foreign exchange options are made using the Black-Scholes formula.
The value of credit risks in derivative contracts are monitored regularly. Derivative credit and debit valuations adjustments are calculated based on outstanding market values and default probabilities from the CDS market, and if effect on valuation is material, are included in the fair value of the derivatives.
–	Valuation technique using significant unobservable inputs – level 3
Assets and liabilities are classified as level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Apart from trade receivables and customer finance receivables, this valuation technique mainly applies to investment in shares and other participations whereby valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

Reconciliation of Level 3 fair value items
Investment in shares and participations

Opening balance	1,519
Additions	184
Disposals	(229)
Gain or losses 1)	255
Transfers to level 1 2)	(55)
Closing balance	1,674

1)	Table shows net gains or losses recognized in Other operating income or expense s , of which SEK 163 million unrealized gains relate to Level 3 assets held at the end of the year.

2)
Transfer between hierarchies is recognized from the date of change in circumstances that resulted in the transfer. Transfer in the year relates to an investment that was converted into listed equity shares. Unrealized gain of
 SEK
529
million
was recognized in Other operating income as a gain on Level 1 asset, excluded from the gain or loss presented in the table above.

Financial instruments carried at amortized cost
Financial instruments, such as some cash equivalents, interest-bearing securities, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Financial instruments
	2021					2020
	Amortized	Fair	Fair value hierarchy level			Amortized	Fair	Fair value hierarchy level
SEK billion	cost	value	Level 1	Level 2	Level 3	cost	value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance	—	3.3	—	—	3.3	—	3.1	—	—	3.1
Interest bearing securities	—	43.3	43.3	—	—	—	28.1	28.1	—	—
Cash equivalents 1)	—	26.0	—	26.0	—	—	23.6	—	23.6	—
Other financial assets	—	2.3	0.6	—	1.7	—	1.5	—	—	1.5
Other current assets	—	0.3	—	0.3	—	—	1.5	—	1.5	—
Assets at fair value through OCI
Trade receivable	—	45.4	—	—	45.4	—	42.1	—	—	42.1
Assets at amortized cost
Interest bearing securities	0.3	—	—	—	—	0.4	—	—	—	—
Cash equivalents 1)	4.0	—	—	—	—	3.6	—	—	—	—
Other financial assets	0.5	—	—	—	—	0.5	—	—	—	—
Financial assets	4.8	120.6				4.5	99.9

Financial liabilities at designated FVTPL
Parent Company borrowings	—	(31.4)	(19.5)	(11.9)	—	—	(27.2)	(18.9)	(8.3)	—
Financial liabilities at FVTPL
Other current liabilities	—	(0.8)	—	(0.8)	—	—	(0.2)	—	(0.2)	—
Liabilities at amortized cost
Trade payables	(35.7)	—	—	—	—	(32.0)	—	—	—	—
Borrowings	(0.4)	—	—	—	—	(2.9)	—	—	—	—
Financial liabilities	(36.1)	(32.2)				(34.9)	(27.4)
1)	Total Cash and cash equivalent is SEK 54.1 (43.6) billion, of which SEK 30.0 (27.2) billion relating to Cash equivalents are presented in the table above.

Market price risk in own shares and other listed equity investments
The Company is exposed to fluctuations in its own share price through share-based compensation for employees and the Board of Directors. Some of the plans are share-settled and some are cash-settled as further disclosed in note A1 “Significant accounting policies”, note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”

Share-based plans for employees
The obligation to deliver shares under the 2019 and 2020 Long-Term Variable compensation programs (LTV) for the Executive Team is covered by holding Ericsson Class B shares as treasury stock. The cash flow exposure is managed through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure relating to the 2021 LTV program is not managed in the same manner.
Cash-settled plans to employees and the Board of Directors
In the case of synthetic share programs (a cash-settled program as defined in IFRS 2) to Board members and cash-settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a provision in the balance sheet. For further information about LTV, the cash-settled plans to employees and the synthetic share-based compensations to the Board of Directors, see note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 6

Financial income and expenses

Financial income and expenses

	2021	2020	2019

Contractual interest on financial assets 1)	360	665	1,234

of which on financial assets at amortized cost 1)	148	148	430

Net revaluation gains and losses on financial assets	10	(103)	(100)

Other financial income 1)	321	131	161

Financial income	691	693	1,295

Contractual interest on financial liabilities 1)	(525)	(873)	(1,222)

of which on financial liabilities at amortized cost 1)	(41)	(152)	(132)

Net revaluation gains and losses on financial liabilities	67	9	(69)

Lease interest expense	(426)	(490)	(551)

Other financial expenses 1)	(790)	(762)	(860)

Financial expenses	(1,674)	(2,116)	(2,702)

Net foreign exchange gains/losses	(1,547)	827	(395)

Financial income and expenses, net	(2,530)	(596)	(1,802)

Net gains and losses on financial instruments exclude effect of foreign exchange translations:

Financial instruments at fair value through profit or loss 2)	(534)	(257)	47

Financial liabilities designated at fair value through profit or loss	404	(121)	(344)

1)
Prior years’ contractual interest income and expenses are
re-presented
to improve the analysis of returns on assets and funding costs. This resulted in reclassifications between contractual interest on financial assets and other financial income, and between contractual interest on financial liabilities and other financial expenses, with no impact in the total amount of Financial income and Financial expenses, respectively.

2)
Excludes net gain from revaluation of customer finance receivables of SEK 350 million (net loss of SEK 262 million in 2020 and net loss of SEK 650 million in 2019), reported as Selling and administrative expenses, and net gain on revaluation of investments in shares and participations of SEK 784 million (net gain of SEK 12 million in 2020 and net loss of SEK 149 million in 2019) reported as Other operating income or expense
s
.

Financial assets, non-current

Financial assets, non-current
	2021			2020
	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current

Opening balance	1,519	21,613	4,842	1,432	20,354	5,614
Additions	184	30,305	1,054	123	11,091	893
Disposals/repayments/deductions	(229)	(13,547)	(959)	(43)	(5,021)	(913)
Change in value in funded pension plans 1)	—	—	1,064	—	—	51
Revaluation	784	(75)	99	12	(72)	(53)
Reclassification	(1)	(7,670)	(1)	—	(4,739)	(271)
Translation differences	1	—	118	(5)	—	(479)
Closing balance	2,258	30,626	6,217	1,519	21,613	4,842

1)	This amount includes asset ceiling. For further information, see note G1 “Post-employment benefits.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 7

Interest-bearing liabilities
As of December 31, 2021, the Company’s outstanding interest-bearing liabilities were SEK 31.8 (30.2) billion.

I
nterest-bearing liabilities (excluding lease obligations)

	2021	2020

Borrowings, current

Current part of non-current borrowings	9,459	5,269

Other borrowings, current	131	2,673

Total borrowings, current	9,590	7,942

Borrowings, non-current

Notes and bond loans	22,016	22,008

Other borrowings, non-current	225	210

Total borrowings, non-current	22,241	22,218

Total interest-bearing liabilities	31,831	30,160

Reconciliation of liabilities arising from financing activities (including lease obligations)

	2021	2020

Opening balance	39,460	47,578

Cash flows

Proceeds from issuance of borrowings	7,882	3,220

Repayment of borrowings	(5,791)	(9,031)

Other financing activities	(2,128)	1,568

Lease payments	(2,368)	(2,417)

Non-cash changes

Effect of foreign exchange movement	2,621	(4,030)

Revaluation due to changes in credit risk	(31)	(99)

Other changes in fair value	(415)	136

Acquisition of new lease contracts	2,009	2,604

Other non-cash movements	(105)	(69)

Closing balance	41,134	39,460

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note (EMTN) program or under its US Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in note F1 “Financial risk management.” Total weighted average interest rate cost for the long-term funding during the year was 1.75% (2.18%).

Notes, bonds and bilateral loans

Issued-maturing	Nominal amount	Coupon	Currency	Maturity date	Carrying value (SEK million) 2021	Changes in fair value due to changes in credit risk 2021	Cumulative changes in fair value due to changes in credit risk 2021	Carrying value (SEK million) 2020
Notes and bond loans
2012–2022	1,000	4.125%	USD	May 15, 2022	9,163	(86)	58	8,537
2017–2021	500	0.875%	EUR	Mar 1, 2021	—	(3)	—	5,034
2017–2024	500	1.875%	EUR	Mar 1, 2024	5,297	(27)	118	5,290
2017–2025 1)	150	2.741%	USD	Dec 22, 2025	1,393	31	81	1,278
2020–2030 1)	200	3.020%	USD	Dec 30, 2030	1,825	47	115	1,698
2021–2029	500	1.000%	EUR	May 26, 2029	5,007	(26)	(26)	—
Total notes and bond loans					22,685	(64)	346	21,837

Bilateral loans
2017–2023 2)	220		USD	Jun 15, 2023	2,033	17	44	1,826
2019–2024 3)	281		USD	July 31, 2024	2,608	47	62	2,320
2019–2025 2)	150		USD	Dec 18, 2025	1,400	35	44	1,237
2021–2028 3)	305		USD	Jun 21, 2028	2,692	(66)	(66)	—
Total bilateral loans					8,733	33	84	5,383

1)	Private Placement, Swedish Export Credit Corporation (SEK).

2)	Nordic Investment Bank (NIB), R&D project financing.

3)	European Investment Bank (EIB), R&D project financing.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 8

Section G – Employee related

Post-employment benefits
Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The main change in 2021 was driven by higher than expected return on investments of SEK 3.5 billion. Financial assumption changes resulted in net actuarial gains on defined benefit obligations of SEK 0.3 billion although this was largely offset by experience losses in the year.
Swedish plans
Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:
–
A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

–	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.
–
A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which according to IAS 19 is funded to 51% (48%)
by the assets of Ericsson Pensionsstiftelse (a Swedish Pension Foundation). These liabilities, if valued using different methodology and assumptions established by the Swedish PRI Pensionsgaranti, are considered funded to more than
100% by the assets of Ericsson Pensionsstiftelse. There are no funding requirements for the Swedish plans.
The disability and survivors’ pension part of the
ITP-plan
is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.
The Company pays benefit directly to the pensioners as the obligations fall due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.
The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability.
Multi-employer plans
As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.
Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s collective funding ratio ranges from
125
% to 175% and reflects the market value of Alecta’s plan assets as a percentage of its commitments to policy holders (both guaranteed and non-guaranteed),
measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 172% (148%) as of December 31, 2021. The Company’s share of Alecta’s saving premiums is 0.4%, the total share of active members in Alecta is 2.1%. The expected contribution to the plan is SEK 109 million for 2022.
Contingent liabilities / Assets pledged as collateral
Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 6.1 billion to PRI Pensionsgaranti.
US plans
The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.
The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.
The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2021.
Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.
The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.
UK plans
The Company operates both defined benefit and defined contribution plans in the UK. All defined benefit plans in the UK are closed to future pension accrual.
The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.
The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	6 9

Note G1, cont’d.

The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.
Other plans
The Company also
sponsors
plans in other countries. The main plans are in Brazil, India and Ireland. The main pension plans in Brazil are wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the s
p
ecific country’s pension
laws
.
The Provident Fund Plan in India is self-managed through a registered Exempted Trust and according to local legislation, investment returns shall be guaranteed at minimum rates of return specified by the government. The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors
in the past.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet
	Sweden	US	UK	Other	Total
2021
Defined benefit obligation (DBO)	58,754	18,463	17,071	19,255	113,543
Fair value of plan assets	29,876	18,254	19,427	13,798	81,355
Deficit/surplus (+/–)	28,878	209	(2,356)	5,457	32,188
Plans with net surplus, excluding asset ceiling 1)	—	450	2,802	610	3,862
Provision for post-employment benefits 2)	28,878	659	446	6,067	36,050

2020
Defined benefit obligation (DBO)	56,138	17,921	15,788	18,341	108,188
Fair value of plan assets	26,967	17,327	17,326	11,991	73,611
Deficit/surplus (+/–)	29,171	594	(1,538)	6,350	34,577
Plans with net surplus, excluding asset ceiling 1)	—	92	2,090	594	2,776
Provision for post-employment benefits 2)	29,171	686	552	6,944	37,353
1)
Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current,
see note F3 “Financial assets,
non-current.”
The asset ceiling increased during the year to SEK 540 (518) million.

2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.
Total pension cost recognized in the Consolidated income statement
The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans.

Pension costs for defined contribution plans and defined benefit plans
	Sweden	US	UK	Other	Total
2021
Pension cost for defined contribution plans	1,199	460	138	1,084	2,881
Pension cost for defined benefit plans 1)	1,920	97	(6)	931	2,942
Total	3,119	557	132	2,015	5,823
Total pension cost expressed as a percentage of wages and salaries					9.3%

2020
Pension cost for defined contribution plans	963	415	136	664	2,178
Pension cost for defined benefit plans	1,783	13	(4)	993	2,785
Total	2,746	428	132	1,657	4,963
Total pension cost expressed as a percentage of wages and salaries					8.1%

2019
Pension cost for defined contribution plans	953	456	132	1,193	2,734
Pension cost for defined benefit plans	1,704	(110)	(47)	889	2,436
Total	2,657	346	85	2,082	5,170
Total pension cost expressed as a percentage of wages and salaries					8.8%

1)	For the UK plans, negative cost was due to interest income of SEK 269 million exceeding interest cost of SEK 245 million during the year.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	7 0

Note G1, cont’d.

Change in the net defined benefit obligation

Change in the net defined benefit obligation
	Present value of obligation 2021 1)	Fair value of plan assets 2021	Total 2021	Present value of obligation 2020 1)	Fair value of plan assets 2020	Total 2020
Opening balance	108,188	(73,611)	34,577	105,088	(72,435)	32,653
Included in the income statement 2)
Current service cost	2,644	—	2,644	2,424	—	2,424
Past service cost and gains and losses on settlements	1	—	1	(76)	—	(76)
Interest cost/income (+/–)	1,463	(1,240)	223	1,759	(1,454)	305
Taxes and administrative expenses	—	41	41	—	29	29
Other	10	(17)	(7)	51	2	53
	4,118	(1,216)	2,902	4,158	(1,423)	2,735
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	(3,526)	(3,526)	—	(4,734)	(4,734)
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	(49)	—	(49)	10	—	10
Actuarial gains/losses (–/+) arising from changes in financial assumptions	(287)	—	(287)	9,247	—	9,247
Experience-based gains/losses (–/+)	350	—	350	320	—	320
	14	(3,526)	(3,512)	9,577	(4,734)	4,843
Other changes
Translation difference	3,951	(3,764)	187	(5,373)	5,249	(124)
Contributions and payments from:
Employers 3)	(1,260)	(679)	(1,939)	(1,921)	(3,612)	(5,533)
Plan participants	285	(270)	15	223	(223)	—
Payments from plans:
Benefit payments	(1,825)	1,825	—	(1,834)	1,834	—
Settlements	(12)	—	(12)	(1,745)	1,733	(12)
Business combinations and divestments	84	(114)	(30)	15	—	15
Closing balance	113,543	(81,355)	32,188	108,188	(73,611)	34,577

1)	The weighted average duration of DBO is 20.4 (20.8) years.
2)	Excludes the impact of the asset ceiling of SEK 40 million in 2021 and SEK 50 million in 2020.
3)	The expected contribution to the plans is SEK 1.8 billion during 2022.

Present value of the defined benefit obligation
	Sweden	US	UK	Other	Total
2021
DBO, closing balance	58,754	18,463	17,071	19,255	113,543
Of which partially or fully funded	58,754	17,805	17,071	15,574	109,204
Of which unfunded	—	658	—	3,681	4,339

2020
DBO, closing balance	56,138	17,921	15,788	18,341	108,188
Of which partially or fully funded	56,138	17,235	15,788	14,811	103,972
Of which unfunded	—	686	—	3,530	4,216

Asset allocation by asset type and geography 1)
	Sweden	US	UK	Other	Total	Of which unquoted 2)
2021
Cash and cash equivalents	1,100	500	1,468	46	3,114	33%
Equity securities	7,619	659	3,823	2,651	14,752	58%
Debt securities	14,427	15,817	12,705	7,999	50,948	44%
Real estate	5,157	—	195	594	5,946	100%
Investment funds	1,782	1,247	—	484	3,513	64%
Assets held by insurance company	—	—	—	1,597	1,597	100%
Other	(209)	31	1,236	427	1,485	69%
Total	29,876	18,254	19,427	13,798	81,355
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

2020
Cash and cash equivalents	1,117	575	911	34	2,637	45%
Equity securities	5,635	655	3,469	2,235	11,994	58%
Debt securities	13,570	14,557	11,745	6,985	48,857	45%
Real estate	4,338	—	152	531	5,021	100%
Investment funds	2,153	1,495	274	419	4,341	74%
Assets held by insurance company	—	—	—	1,409	1,409	100%
Other	154	45	775	378	1,352	72%
Total	26,967	17,327	17,326	11,991	73,611
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

1)	Asset class is presented based on the underlying exposure of the investment. This includes direct investment in securities or investment through pooled funds that invests in an asset class.
2)
Unquoted refers to assets classified as fair value level 2 and 3. Amounts reported in prior year included only level 3 assets, hence re-presented
for comparison purposes. Unquoted assets comprise mainly investments in pooled investment vehicles.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	7 1

Actuarial assumptions

Financial and demographic actuarial assumptions	2021			2020
	Sweden	US	UK	Sweden	US	UK
Financial assumptions
Discount rate	0.6%	2.7%	1.8%	0.5%	2.3%	1.5%
Inflation rate	2.0%	2.5%	3.2%	1.8%	2.5%	2.8%
Salary increase rate	2.8%	3.5%	—	2.8%	3.5%	—
Demographic assumptions
Life expectancy after age 65 in years	23	23	23	23	23	23

Actuarial assumptions are assessed on a quart
e
rly basis. See also note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments.”
Sweden
The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2021, the discount rate applied in Sweden was 0.6% (0.5%). If the discount rate had been based on Swedish covered mortgage bonds, the discount rate as of December 31, 2021 would have been 2.1% (1.5%). If the discount rate based on Swedish covered mortgage bonds had been applied for the pension liability calculation, the DBO at December 31, 2021 would have been approximately SEK 18.8 (11.8) billion lower.
US and UK
The
defined
benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.
Higher corporate bond discount rates were used to value pensions liabilities in the US and UK plans at year end hence lowering the liabilities, although this was partially offset by higher inflation rate in the UK. Increase in the value of plan assets was due to relatively high exposure to debt securities in these plans.

Total remeasurements in Other comprehensive income related to post-employment benefits
	2021	2020
Actuarial gains and losses (+/–)	3,255	(3,946)
The effect of asset ceiling	25	226
Swedish special payroll taxes	257	(898)
Total	3,537	(4,618)

Sensitivity analysis of significant actuarial assumptions	2021
Impact on the DBO of a change in assumptions	Sweden	US	UK
Financial assumptions
Discount rate -0.5%	7.5	1.0	2.0
Discount rate +0.5%	(6.5)	(0.9)	(1.8)
Inflation rate -0.5%	(5.2)	—	(1.4)
Inflation rate +0.5%	6.0	—	1.5
Salary increase rate -0 . 5%	(1.4)	—	—
Salary increase rate +0 . 5%	1.5	—	—
Demographic assumptions
Longevity - 1 year	(3.1)	(0.5)	(0.7)
Longevity + 1 year	3.1	0.5	0.7

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	72

Information regarding members of the Board of Directors and Group management
Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/portion of Board fee	Value at grant date of synthetic shares allocated in 2021	Number of previously allocated synthetic shares outstanding	Net change in value of synthetic shares 1)	Committee fees	Total fees paid in cash 2)	Total remuneration 2021
			A		B		C	(A+B+C)
Board member
Ronnie Leten	4,225,000	17,804/50%	2,112,445	77,150	(122,346)	385,000	2,497,500	4,487,599
Helena Stjernholm	1,060,000	4,466/50%	529,891	27,742	201,814	180,000	710,000	1,441,705
Jacob Wallenberg	1,060,000	6,700/75%	794,955	41,615	135,755	180,000	445,000	1,375,710
Jon Fredrik Baksaas	1,060,000	4,466/50%	529,891	38,533	(14,377)	205,000	735,000	1,250,514
Jan Carlson	1,060,000	6,700/75%	794,955	41,615	2,201	450,000	715,000	1,512,156
Nora Denzel	1,060,000	2,233/25%	264,945	13,869	729	180,000	975,000	1,240,674
Börje Ekholm	—	—	—	—	150,241	—	—	150,241
Eric A. Elzvik	1,060,000	2,233/25%	264,945	13,869	729	420,000	1,215,000	1,480,674
Kurt Jofs	1,060,000	—	—	19,378	(91,077)	630,000	1,690,000	1,598,923
Kristin S. Rinne	1,060,000	4,466/50%	529,891	18,200	106,677	205,000	735,000	1,371,568

Employee Representatives
Torbjörn Nyman	27,000	—	—	—	—	16,500	43,500	43,500
Anders Ripa 4)	27,000	—	—	—	—	9,000	27,000	27,000
Kjell-Åke Soting	27,000	—	—	—	—	12,000	39,000	39,000
Roger Svensson 5)	4,500	—	—	—	—	3,000	7,500	7,500
Per Holmberg (deputy) 6)	21,000	—	—	—	—	—	21,000	21,000
Ulf Rosberg (deputy) 7)	22,500	—	—	—	—	—	22,500	22,500
Loredana Roslund (deputy)	27,000	—	—	—	—	—	27,000	27,000
Total	12,861,000	49,068	5,821,918	291,971	370,346	2,875,500	9,905,000	16,097,264	3)

1)
The difference in value as of the time for payment, compared to December 31, 2020, for synthetic shares allocated in 2016 (for which payment was made in 2021). The difference in value as of December 31, 2021 compared to December 31, 2020, for synthetic shares allocated in 2017, 2018, 2019 and 2020. Calculated on a share price of SEK 99.79. The difference in value as of December 31, 2021, compared to grant date for synthetic shares allocated in 2021. The value of synthetic shares allocated in 2017, 2018, 2019 and 2020 includes respectively SEK 1.00, SEK 1.00, SEK 1.50 and SEK 2.00 per share in compensation for dividends resolved by the Annual General Meetings 2018, 2019, 2020 and 2021 and the value of the synthetic shares allocated in 2016 includes dividend compensation for dividends resolved in 2017, 2018, 2019 and 2020.

2)	Committee fee and cash portion of the Board fee.
3)	Excluding social security charges in the amount of SEK 3,561,162.
4)	Appointed employee representative Board member as of March 30, 2021, previously deputy employee representative Board member
5)	Resigned as employee representative Board member as of March 30, 2021.
6)	Resigned as deputy employee representative Board member as of November 3, 2021.
7)	Appointed deputy employee representative Board member as of March 30, 2021.

Comments to the table
–	The Chair of the Board was entitled to a Board fee of SEK 4,225,000 and a fee of SEK 205,000 as Chair of the Finance Committee and a fee of SEK 180,000 as member of the Remuneration Committee.
–
The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 1,060,000 each. In addition, the Chair of the Audit and Compliance Committee was entitled to a fee of SEK 420,000 and the other non-employee
members of the Audit and Compliance Committee were entitled to a fee of SEK 270,000 each. The Chairs of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 205,000 each and the other non-employee
members of these Committees were entitled to a fee of SEK 180,000 each.

–
Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

–
Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

–
The Annual General Meeting 2021 resolved that
non-employee
Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of
Ericsson’s
Class B shares on
Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2021; SEK 118.65. The number of synthetic shares is rounded down to the nearest whole number of shares.
The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2026. The amount payable shall be determined based on the volume-weighted average price for shares of Ericsson’s Class B during the five trading days immediately following the publication of the year-end financial statement.
Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2016 occurred in 2021. The amounts paid in 2021 under the synthetic share programs were determined based on the volume-weighted average price for Ericsson’s Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2020: SEK
 109.20 and totalled SEK 3,957,171 excluding social security charges. The payments made do not constitute a cost for the Company in 2021. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2021, is disclosed in the table above “Remuneration to members of the Board of Directors”.
The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2021, the total outstanding number of synthetic shares under the programs is 341,039 and the total accounted debt is SEK 35,181,987.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	73

Note G2, cont’d.

Remuneration to the Group management
The Company’s costs for remuneration to the Group management are the costs recognized in the income statement during the financial year. These costs are disclosed under Remuneration costs below
.
Costs recognized during a financial year in the income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under Outstanding balances.
Remuneration costs
The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Team (ET), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management (the Guidelines) as approved by the Annual General Meeting (AGM) of shareholders held in 2020.

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO 2021	President and CEO 2020	Other members of ET 2021	Other members of ET 2020	Total 2021	Total 2020
Salary 1)	18,208,859	17,727,726	110,043,431	98,063,266	128,252,290	115,790,992
Termination benefits	—	—	—	—	—	—
Annual variable remuneration provision earned for the year	—	—	52,507,185	37,992,529	52,507,185	37,992,529
Long-term variable compensation provision	43,701,650	41,110,656	48,260,833	41,237,506	91,962,483	82,348,162
Pension costs 2)	9,569,049	9,113,376	40,886,802	39,685,920	50,455,851	48,799,296
Other benefits 3)	555,688	770,276	11,199,631	14,360,413	11,755,319	15,130,689
Social charges and taxes 3)	22,633,474	21,592,463	57,469,705	52,289,551	80,103,179	73,882,014
Total	94,668,720	90,314,497	320,367,587	283,629,185	415,036,307	373,943,682

1)	Includes compensation for unused vacation days.
2)	Includes cash payments to the President and CEO in lieu of defined contribution payment in a cost neutral way to Ericsson.
3)	Other benefits and Social charges and taxes for other members of ET 2020 adjusted due to clerical error.

Comments to the table
–
Fredrik Jejdling was appointed Executive Vice President by the Board of Directors effective November 7, 2017. He did not substitute the President and CEO as the deputy to the President and CEO in 2021. Information regarding Fredrik Jejdling is included in the group “Other members of ET.” The details of Fredrik Jejdling’s remuneration in 2021 can be found in the Remuneration report 2021.

–
Arun Bansal was appointed as Executive Vice President by the Board of Directors effective June 10, 2020. He did not substitute the President and CEO as the deputy to the President and CEO in 2021. Information regarding Arun Bansal is included in the group “Other members of ET.” The details of Arun Bansal’s remuneration in 2021 corresponding to the period after he was appointed as Executive Vice President can be found in the Remuneration report 2021.

–
The group “Other members of ET 2021” and “Other members of ET 2020 comprises of the following
14
persons: MajBritt Arfert, Arun Bansal, Xavier Dedullen, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Jan Karlsson, Peter Laurin, Stella Medlicott, Carl Mellander, Nunzio Mirtillo, Fadi Pharaon and Åsa Tamsons.

–	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2021 as well as other contracted compensation expenses in 2021.
–	“Long-term variable compensation provision” refers to the compensation costs for full year 2021 for all outstanding share-based plans.
Outstanding balances
The Company has recognized the following liabilities relating to unpaid remunerations in the balance sheet:
–
Ericsson’s commitments for defined benefit based pensions as of December 31, 2021, for other members of ET under IAS 19 amounted to 2021:
SEK 47.4 million, 2020: SEK 45.6 million of which 2021: SEK 32.9 million, 2020: SEK 32.0 million refers to the ITP and early retirement, and the remaining 2021 SEK 14.5 million, 2020 SEK

13.6 million to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

–	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	74

Share-based compensation
Accounting treatment of Long-Term Variable Compensation Programs
In note A1” Significant accounting policies”, the overall accounting policies for share-based payments within the Company are disclosed. In summary:
–	Share-settled programs, the total compensation expense is calculated based on the fair value (FV) at grant date and recognized over the service period of three years.
–
Cash-settled plans, the accounting principles are the same as for any other accruals or provisions. Prior to payout an accrual or provision is recognized every period based on the present period’s best estimate of the total amount. Any difference between total payout and the sum of accruals of provisions is recognized in the income statement in the period of final payout.

Long-Term Variable Compensation
All long-term variable compensation programs have been designed to form a part of a well-balanced total remuneration package and in general to span over a minimum of three years (service period). As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.
Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the shareholders approved the new Long-Term Variable Compensation Program (LTV) for the Executive Team (ET). The Company also introduced the new Executive Performance Plan (EPP) for senior managers and the Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.
All new programs are share-based payment programs as defined by IFRS 2 “Share-based Payment,” either share- or cash-settled.
Share-Settled Programs
Long-Term Variable Compensation Program for the Executive Team
The Long-Term Variable Compensation Program for the ET as approved by the shareholders, is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value.
Awards under LTV (Performance Share Awards) are granted to the participants, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (vesting period). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of performance criteria which are defined specific to each year’s program when the program is introduced.
Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program (performance period). The performance criteria for the currently running LTV and EPP are summarized in the below table along with the satisfaction and achieved vesting levels for the ones which the performance period have lapsed. It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards to be eligible for receiving the performance awards.
Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.
When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.
In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors is entitled to decide that participants may, instead, be offered cash settlement.
All major decisions relating to outcome of LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

LTV and EPP performance criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting Opportunity (linear pro-rata)		Achievement		Achieved Vesting Level
2021	2021 Group operating income (EBIT)	Range (SEK billion): 15.0–24.0	50%	Jan 1, 2021–Dec 31, 2021	0%–200%		SEK 27.4 billion	2)	200%
2021	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2021–Dec 31, 2023	0%–200%
2021	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2021–Dec 31, 2023	0%–200%	1)
2021 Total			100%		0%–200%
2020	2020 Group operating income (EBIT)	Range (SEK billion): 19.1–27.9	50%	Jan 1, 2020–Dec 31, 2020	0%–200%		SEK 29.1 billion	3)	200%
2020	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2020–Dec 31, 2022	0%–200%
2020	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2020–Dec 31, 2022	0%–200%	1)
2020 Total			100%		0%–200%
2019	2019 Group operating income (EBIT)	Range (SEK billion): 10.0–20.0	50%	Jan 1, 2019–Dec 31, 2019	0%–200%		SEK 20.4 billion	4)	200%
2019	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2019–Dec 31, 2021	0%–200%		9.00%		74.89%
2019	Relative TSR	Ranking of Ericsson: 7–2	20%	Jan 1, 2019–Dec 31, 2021	0%–200%	1)	6.52 out of 12		19.39%
2019 Total			100%		0%–200%				126.35%
2018	2018 Group operating income (EBIT)	Range (SEK billion): 4.6–9.6	50%	Jan 1, 2018–Dec 31, 2018	0%–200%		SEK 11.5 billion	5)	200%
2018	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2018–Dec 31, 2020	0%–200%		26.92%		200%
2018	Relative TSR	Ranking of Ericsson: 7–2	20%	Jan 1, 2018–Dec 31, 2020	0%–200%	1)	1.94 out of 12		200%
2018 Total			100%		0%–200%				200%

1)
The portion of the Performance Share Awards granted to a participant based on the relative TSR performance condition is subject to fulfilment of the related performance criteria over the performance period compared to Peer Groups consisting of 11 companies for the program year 2021 and 2020 and 12 companies for the program years 2019 and 2018. The vesting of the Performance Share Awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the peer group at the end of the performance period.

2)	Excludes restructuring charges and items not included in target performance criterion.
3)	Excludes restructuring charges.
4)	Excludes fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC) resolution .
5)	Excludes restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	75

Note G3, cont’d.

2021 Long-Term Variable Compensation Program for the Executive Team (LTV 2021)
LTV 2021 was approved at the Annual General Meeting (AGM) of shareholders held in 2021 and includes all members of the ET, a total of 15 ET members in 2021, including the President and CEO.
The participants were granted Performance Share Awards on May 3, 2021. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 190% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2020.
Following evaluation of the previously introduced Long-term variable compensation programs, the Board of Directors decided to use the same performance criteria for LTV 2021 as the ones used for LTV 2020, LTV 2019 and LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2022 targets. Hence again a one-year Group operating income (EBIT) target measured over the period January 1, 2021 to December 31, 2021 was included as a performance condition for LTV 2021 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2020, LTV 2019 and LTV 2018.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2021 to December 31, 2023 (the performance period).
The performance criteria for LTV 2021 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2021 under Item 16.
The Board of Directors resolved on the achieved vesting level for the 2021 Group operating income
 (EBIT)
performance criteria as 200% for this portion of the Performance Share Awards granted based on the 2021 Group operating income
 (
EBIT)
outcome.
2020 Long-Term Variable Compensation Program for the Executive Team (LTV 2020)
LTV 2020 was approved at the Annual General Meeting (AGM) of shareholders held in 2020 and includes all members of the ET, a total of 15 ET members in 2020, including the President and CEO.
The participants were granted Performance Share Awards on April 1, 2020. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2019.
Following evaluation of the previously introduced Long-term variable compensation programs, the Board of Directors decided to use the same performance criteria for LTV 2020 as the ones used for LTV 2019 and LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income (EBIT) target measured over the period January 1, 2020 to December 31, 2020 was included as a performance condition for LTV 2020 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2019, LTV 2018 and LTV 2017.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2020 to December 31, 2022 (the performance period).
The performance criteria for LTV 2020 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2020 under Item 17.
The Board of Directors resolved on the achieved vesting level for the 2020 Group operating income
(
EBIT)
performance criteria as 200% for this portion of the Performance Share Awards granted based on the 2020 Group operating income
 (EBIT)
outcome.
2019 Long-Term Variable Compensation Program for the Executive Team (LTV 2019)
LTV 2019 was approved at the AGM 2019 and includes a total of 14 ET members in 2019, including the President and CEO, but excluding Helena Norrman who was not granted LTV 2019 due to her resignation, and Stella Medlicott and Fadi Pharaon who carried over their EPP entitlements for 2019 after their appointments to the ET.
The participants were granted Performance Share Awards on May 18, 2019. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2019.
Following evaluation of the previously introduced Long-Term Variable Compensation Programs, the Board of Directors decided to use the same performance criteria for LTV 2019 as the ones used for LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income (EBIT) target measured over the period January 1, 2019 to December 31, 2019 was included as a performance condition for LTV 2019 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2018 and LTV 2017.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2019 to December 31, 2021 (the performance period).
The performance criteria for LTV 2019 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2019 under Item 17.
The Board of Directors resolved on the achieved vesting level for the 2019 Group operating income
 (E
BIT)
 performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2019 Group operating income
 (EBIT)

outcome excluding fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC)
res
olutions
.
The Board of Directors also resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as 74.89% and 19.39% based on the achievement results of 9.00% absolute TSR and 6.52th ranking for relative TSR respectively. Which resulted in an overall achieved vesting level of 126.35% for LTV 2019 as illustrated in the table LTV and EPP Performance Criteria on the prior page.
2018 Long-Term Variable Compensation Program for the Executive Team (LTV 2018)
LTV 2018 was approved by the AGM 2018 and includes all members of the ET, a total of 14 employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and Nina Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.
The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The maximum value of underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO were increased from 22.5% in 2017 to between 30% and 70% of participants’ respective base salaries at the time of grant in 2018. The increases were approved at the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.
Following continuous evaluation of the Long-Term Variable Compensation Programs a one-year
Group operating income

(EBIT)
target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the performance period).
The performance criteria for LTV 2018 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17.
The Board of Directors resolved on the achieved vesting level for the 2018 Group operating income
 (EBIT)
performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2018 Group operating income
(E
BIT)
outcome excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.
The Board of Directors also resolved on the achieved vesting levels for both the absolute and relative TSR development performance criteria as 200% based on the achievement results of 26.92% absolute TSR and 1.94th ranking for relative TSR, which resulted in an overall achieved vesting level of 200% for LTV 2018 as illustrated in the table LTV and EPP Performance Criteria on the prior page.

The Performance Share Awards vested during 2021 and the participants received the equivalent number of shares free of charge with the official closure of LTV 2018.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	76

Cash-Settled Plans
Executive Performance Plans (EPP)
The Executive Performance Plan (EPP) is a cash-settled plan which uses the same performance criteria as the ones under the respective year’s long-term variable compensation program for the ET.
Senior managers, except for the members of the ET, are selected as participants to EPP annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles.
There are two award levels, high and regular, which represent the potential award levels as a percentage of the participant’s annual gross salary, which are determined separately by the Board of Directors for each year’s plan before the plan is launched. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV. The three-year vesting period is the same as for the LTV. The vesting level of the award is subject to the achievement of the same performance criteria over the same performance period defined for the respective year and generally requires that the participant retains his or her employment over the vesting period.
At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.
Executive Performance Plan 2021 (EPP 2021)
159 senior managers were selected to participate in EPP 2021. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA. The regular and high award levels are set at 25% and 35% respectively in the US
Executive Performance Plan 2020 (EPP 2020)
155 senior managers were selected to participate in EPP 2020. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA. The regular and high award levels are set at 25% and 35% respectively in the USA.
Executive Performance Plan 2019 (EPP 2019)
161 senior managers were selected to participate in EPP 2019. The regular award level is set at 15% and the high award level is set at 22.5%.
Executive Performance Plan 2018 (EPP 2018)
171 senior managers were selected to participate in EPP 2018. The regular award level is set at 15% and the high award level is set at 22.5%.
The awards under EPP 2018 were paid in 2021 at the end of the vesting period and EPP 2018 was officially closed
Key Contributor Plans (KC Plans)
The KC Plan is a cash-settled retention plan. Employees, except for senior managers and the members of the ET, are selected as participants to KC Plan annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. Participants are assigned a potential award based on a percentage of their annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV.
The KC Plan is a retention plan, therefore there are no performance criteria for vesting of awards. In general, there is a three-year service period for receiving the award in full and the award is subject only to continued employment during the service period. As of the KC 2019 plan the total service period is three years, however the payout is distributed over the entire service period with staggered payments according to the below schedule:
– 25% of the award to be paid at the end of the first year,
– 25% of the award to be paid at the end of the second year, and
– the remaining 50% of the award to be paid at the end of the third year.
Accounting wise, the plans with three staggered payments are seen as three separate tranches. The tranches are accounted for as separate awards and accrued in parallel with the same grant date but different vesting dates. The consequence of the staggered payments is a front-end
loaded cost for these plans. The accounting model is referred to as staged vesting.
The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the service period. At the end of the service period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.
Key Contributor Plan 2021 (KC Plan 2021)
7,246 employees were selected to participate in KC Plan 2021. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans)
Key Contributor Plan 2020 (KC Plan 2020)
7,007 employees were selected to participate in KC Plan 2020. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).
Key Contributor Plan 2019 (KC Plan 2019)
6,941 employees were selected to participate in KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).
Key Contributor Plan 2018 (KC Plan 2018)
5,886 employees were selected to participate in KC Plan 2018. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.
The awards under KC Plan 2018 were paid in 2021 at the end of the service period and KC Plan 2018 was officially closed
Number of shares and synthetic shares
The awards granted to the participants of the LTV programs and the development of the granted shares over time, considering the fulfilment of performance conditions, are displayed in the below table, together with the number of synthetic shares for the EPP and KC plans.

Number of shares and synthetic shares
(million)	Executive team programs					Of which the President and CEO
Share-settled programs	LTV 2021	LTV 2020	LTV 2019	LTV 2018	Total	LTV 2021	LTV 2020	LTV 2019	LTV 2018	Total
Maximum shares required	2.1	2.5	3.0	3.0	10.6	—	—	—	—	—
Granted shares	0.6	0.9	0.6	0.8	2.9	0.3	0.4	0.3	0.4	1.4
Outstanding number of shares beginning of 2021	—	1.3	0.9	1.6	3.8	—	0.6	0.4	0.8	1.8
Exercised during 2021	—	—	—	(1.6)	(1.6)	—	—	—	(0.8)	(0.8)
Forfeited during 2021	—	—	—	—	—	—	—	—	—	—
Increase due to performance condition 2021	0.3	—	(0.1)	—	0.2	0.2	—	(0.1)	—	0.1
Outstanding number of shares end of 2021	0.9	1.3	0.8	—	3.0	0.5	0.6	0.3	—	1.4
	Executive performance program					Key contributors plans
Cash-settled plan	EPP 2021	EPP 2020	EPP 2019	EPP 2018	Total	KC 2021	KC 2020	KC 2019	KC 2018	Total
Synthetic shares	1.2	1.5	0.8	—	3.5	7.6	8.0	3.9	—	19.5

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	77

Note G3, cont’d.

Compensation expense
The compensation expense is based on the FV and the number of shares or synthetic shares. The compensation expense for the share-settled long-term variable compensation programs for the President and CEO and the ET during 2021 were SEK 93 million.

The compensation expenses for cash-settled plans, the EPP and the KC Plans during 2021 were SEK 124 million and SEK 1,129 million respectively as shown in the table Compensation expense for LTV 2018-2021 below. The total compensation expense during 2021 amounted
to
 SEK
1,346 million. The total provision for the cash-settled plans amounted to SEK 1,591 (2,107) million, including social charges of
 SEK
190 (227) million, at the end of 2021.

Compensation expense for LTV 2018-2021

Share-settled programs	2021	2020	2019	2018	Total

LTV 2021	24	—	—	—	24
LTV 2020	31	23	—	—	54
LTV 2019	28	28	17	—	73
LTV 2018	10	28	28	18	84
Total executive team programs	93	79	45	18	235
Of which the President and CEO	44	38	22	9	113
Cash-settled plans
EPP 2021	17	—	—	—	17
EPP 2020	56	34	—	—	90
EPP 2019	14	50	11	—	75
EPP 2018	37	76	53	20	186
Total executive performance plans	124	160	64	20	368
KC 2021	355	—	—	—	355
KC 2020	376	523	—	—	899
KC 2019	194	335	248	—	777
KC 2018	204	368	245	156	973
Total key contributor plans	1,129	1,226	493	156	3,004
Total cash-settled plans	1,253	1,386	557	176	3,372
Total compensation expense	1,346	1,465	602	194	3,607

Fair value
The compensation expense for the share-settled plans is based on FV and the number of shares. The FV for the LTV programs are including adjustments for absolute and relative TSR development performance criteria at the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The performance criteria of the LTV program are also based on the outcome of the Group operating income (EBIT) as per fiscal years 2021, 2020 and 2019. The FV for the Group operating income (EBIT) performance criteria is calculated as the share price at grant date, reduced by the net present value of the dividend expected during the three-year vesting period. For the performance criteria the number of shares is adjusted in relation to the achievement level of the performance criteria at the end of the performance period.
The compensation expense for the cash-settled plans is based on the FV and the number of synthetic shares allocated. The FV for the EPP includes the same criteria as the share-settled plans and calculated in a similar way, however reassessed quarterly with updated criteria. The FV for the KC Plans are the share price reduced by the net present value of the dividend expected during the service period. The KC Plans 2021, 2020 and 2019 have three FV based on the three different service periods. The FV per performance criteria and program is shown in the table Fair values below.

Fair values (SEK)
Executive team programs	LTV 2021	LTV 2020	LTV 2019	LTV 2018
Share price at grant	116.66	78.88	90.70	65.79
Fair value Absolute TSR	113.47	54.69	87.92	80.40
Fair value Relative TSR	108.61	98.06	94.63	78.66
Fair value Group operating income (EBIT)	110.70	74.22	86.94	62.93
Executive performance plans	EPP 2021	EPP 2020	EPP 2019	EPP 2018
Fair value Absolute TSR	60.41	67.54	67.59	111.78
Fair value Relative TSR	29.20	28.97	12.97	111.78
Fair value Group operating income (EBIT)	92.23	94.20	95.70	111.78
Key contributor plans	KC 2021	KC 2020	KC 2019	KC 2018
Fair value - Tranche 1	96.21	109.80	84.12	—
Fair value - Tranche 2	94.20	96.21	111.78	—
Fair value - Tranche 3	92.23	94.20	95.70	—
Fair value	—	—	—	111.78

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	78

Note G3, cont’d.

Payout of Cash-settled Plan
During 2021 four plans vested; EPP 2018 and KC Plan 2018, KC Plan 2019 tranche 2 (vesting May 18 th
) and KC Plan 2020 tranche 1 (vesting Feb 18
th
). The share price for the plan that vested Feb 18
th
was SEK 109.80 and for the plans that vested May 18
th
SEK 111.78 and the accumulated payout to the participants amounted to SEK 1,618 million.
The Ericsson share purchase plan (ESPP)
Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the new Ericsson share purchase plan was launched in November 2021 (in 58 countries to approximately 58,900 eligible employees), with continued deployment in additional countries where possible in line with local statutory legislation during 2022.
The ESPP is an
all-employee
share purchase plan that enables employees to purchase Ericsson
B-shares
up to a maximum value of SEK 50,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and will cover the tax on the Company supported amount, which is payable via payroll.
Under the ESPP participants will acquire Ericsson B shares at market price on the stock exchange and the ESPP does therefore not have any dilutive effect.

Ericsson share purchase plan
Eligible employees	Number of counties with ESPP	Number of participants	Take-up rate – percent of eligible employees
58,900	58	9,314	15.8%
Option agreements
Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a seven-year
period. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year
period.
In 2019 Investor AB, shareholder of Ericsson, made an offer to the Board Chairs of its listed core investment to purchase call options relating to shares in the respective core investment. Following this offer, Ronnie Leten, Chair of the Board of Directors, entered into such a call option agreement with Investor AB with respect to Class B share of Telefonaktiebolaget LM Ericsson. Under the agreement, Investor AB has issued 128,452 call options to Ronnie Leten on market terms (valuation conducted, using the Black & Scholes model, by an independent third party) and Ronnie Leten has purchased these call options for a purchase price of SEK 15.57 per call option. Each call option entitles the purchase of one Ericsson B share from Investor AB at a strike price of SEK 87.97 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a four-year period starting February 5, 2019. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the period.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	79

Employee information
Employee numbers, wages and salaries

Average number of employees by gender and market area
	2021			2020
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	5,470	20,828	26,298	5,025	20,306	25,331
North East Asia	4,579	9,323	13,902	4,532	9,344	13,876
North America	2,269	7,999	10,268	2,075	7,635	9,710
Europe and Latin America 1)	11,581	34,336	45,917	11,205	34,226	45,431
Middle East and Africa	823	3,549	4,372	807	3,434	4,241
Total	24,722	76,035	100,757	23,644	74,945	98,589
1) Of which in EU	8,728	25,971	34,699	8,462	25,811	34,273
Of which in Sweden	3,173	10,237	13,410	2,911	9,709	12,620

Number of employees by market area at year- end
	2021	2020
South East Asia, Oceania and India	26,369	25,869
North East Asia	13,091	13,944
North America	10,344	10,175
Europe and Latin America 1)	47,064	46,580
Middle East and Africa	4,454	4,256
Total	101,322	100,824
1) Of which in EU	35,950	35,552
Of which in Sweden	14,183	13,173

Number of employees by gender and age at year-end 2021
	Women	Men	Percent of total
Under 25 years old	1,201	1,799	3%
25–35 years old	9,693	22,173	31%
36–45 years old	7,560	26,760	34%
46–55 years old	4,987	17,914	23%
Over 55 years old	2,041	7,194	9%
Percent of total	25%	75%	100%

Employee movements
	2021	2020
Headcount at year-end	101,322	100,824
Employees who have left the Company	11,631	7,839
Employees who have joined the Company	12,129	9,246
Temporary employees	868	609

Wages and salaries and social security expenses
(SEK million)	2021	2020
Wages and salaries	62,823	60,950
Social security expenses	14,639	13,695
Of which pension costs	5,601	4,963
Amounts related to the President and CEO and the Executive Leadership Team are included in the table above
.

Remuneration to Board members and Presidents in subsidiaries
(SEK million)	2021	2020
Salary and other remuneration	572	458
Of which annual variable remuneration	80	58
Pension costs 1)	41	32

1)	Pension costs are over and above any social security charges and taxes.

Board members, Presidents and Group management by gender at year end
	2021		2020
	Women	Men	Women	Men
Parent Company
Board members and President	23%	77%	23%	77%
Group Management	20%	80%	20%	80%

Subsidiaries
Board members and Presidents	21%	79%	19%	81%

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	80

Section H – Other

Taxes
The Company’s tax expense for 2021 was SEK –6,270 (–9,589) million or 21.4% (35.2%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include the impact of the Swedish tax rate reduction which was signed into law on June 14, 2018. The law enacts a corporate income tax of 21.4% from January 1, 2019 and then reduces it to 20.6% from January 1, 2021.

Income taxes recognized in the income statement
	2021	2020	2019
Current income taxes for the year	(6,110)	(5,470)	(2,564)
Current income taxes related to prior years	(337)	(175)	(2,237)
Deferred tax income/expense (+/–)	188	(3,911)	(2,116)
Share of taxes in joint ventures and associated companies	(11)	(33)	(5)
Income tax expense	(6,270)	(9,589)	(6,922)
A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% (21.4%), on the consolidated income before taxes, is shown in the table below.
The withholding tax expense 2020 includes an impairment of withholding tax.
Taxes were positively impacted by SEK 969 million as a result of utilization of previously impaired withholding tax assets in Sweden.

Reconciliation of Swedish income tax rate with effective tax rate
	2021	2020	2019
Calculated tax expense at Swedish tax rate 20.6% (21.4%)	(6,025)	(5,823)	(1,875)
Effect of foreign tax rates	(324)	(616)	(419)
Current income taxes related to prior years	(337)	(175)	(2,237)
Remeasurement of tax loss carry-forwards	(175)	(258)	52
Remeasurement of deductible temporary differences	220	369	84
Withholding tax expense	—	(1,393)	(230)
Reversal of impaired withholding tax	969	—	519
Tax effect of non-deductible expenses	(975)	(2,079)	(3,555)
Tax effect of non-taxable income	392	372	803
Tax effect of changes in tax rates	(15)	14	(64)
Income tax expense	(6,270)	(9,589)	(6,922)
Effective tax rate	21.4%	35.2%	79.0%

Deferred tax balances
Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards
	Deferred tax assets	Deferred tax liabilities	Net balance
2021
Intangible assets and property, plant and equipment	160	1,331
Current assets	3,605	862
Post-employment benefits	6,782	567
Provisions	3,555	—
Deferred tax credits	5,288	—
Other	1,425	44
Loss carry-forwards	4,214	—
Deferred tax assets/liabilities	25,029	2,804	22,225
Netting of assets/liabilities	(1,920)	(1,920)
Deferred tax balances, net	23,109	884	22,225

2020
Intangible assets and property, plant and equipment	771	1,579
Current assets	2,235	862
Post-employment benefits	7,062	378
Provisions	3,739	—
Deferred tax credits	8,285	—
Other	1,794	277
Loss carry-forwards	4,417	—
Deferred tax assets/liabilities	28,303	3,096	25,207
Netting of assets/liabilities	(2,007)	(2,007)
Deferred tax balances, net	26,296	1,089	25,207

Changes in deferred taxes, net
	2021	2020
Opening balance, net	25,207	29,950
Recognized in net income (loss)	188	(3,911)
Recognized in other comprehensive income	(556)	794
Acquisitions/divestments of subsidiaries	171	(1,223)
Deferred tax credits utilization	(3,027)	386
Translation difference	242	(789)
Closing balance, net	22,225	25,207
Tax effects reported directly in Other comprehensive income (loss) amount to SEK
-556
(794) million, of which actuarial gains and losses related to pensions constituted SEK
-675
(900) million, revaluation of borrowings SEK
-6
(-20)
million, cash flow hedges SEK 126
(-86)
million and
non-controlling
interests SEK
-
1
(1) million.
Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	81

Note H1, cont’d.

Tax loss carry-forwards
Significant tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.
The majority of tax loss carry-forwards pertains to Sweden, United States, Mexico and Germany. These countries have long or indefinite periods of utilization. Of the total SEK 4,214 (4,417) million recognized deferred tax assets related to tax loss carry-forwards, SEK 3,512 (3,513) million relates to Sweden.
Future income projections considering 5G
roll-out,
technology leadership based on increased investments in R&D, strengthened competitive position and expansion of the product portfolio, support the conclusion that the deferred tax assets will be utilized in the foreseeable future.
As of December 31, 2021, the recognized tax loss carry-forwards amounted to SEK 19,635 (21,442) million. The reduction is primarily attributable to utilization of the loss carry-forward against current year’s taxable income. The tax value of the tax loss carry-forward is reported as a tax asset based on the indefinite utilization period and the expectation that the group will realize a significant taxable income to offset these loss carry-forwards.
The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards
Year of expiration	Tax loss carry- forwards	Tax value
2022	37	9
2023	49	9
2024	91	20
2025	38	7
2026	9	2
2027 or later (also includes unlimited carry-forwards)	19,411	4,167
Total	19,635	4,214
In addition to the table above there are tax loss carry-forwards of SEK 4,038 (3,570) million at a tax value of SEK 671 (735)
million that have not been recognized due to judgments that they are unlikely to be utilizable against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years.
The Company has again considered the effect of
COVID-19
pandemic on the business and currently expect no material changes to forecast future profits which could impact recoverability of deferred tax assets. Risk assessment on the business plans is carried out on a regular basis, and deferred tax asset recoverability analysis will be performed if conditions suggest that such assets may be impaired.

Earnings per share

Earnings per share
	2021	2020	2019
Basic
Net income attributable to owners of the Parent Company (SEK million)	22,694	17,483	2,223
Average number of shares outstanding, basic (millions)	3,329	3,323	3,306
Earnings per share, basic (SEK)	6.82	5.26	0.67
Diluted
Net income attributable to owners of the Parent Company (SEK million)	22,694	17,483	2,223
Average number of shares outstanding, basic (millions)	3,329	3,323	3,306
Dilutive effect for stock purchase (millions)	3	3	14
Average number of shares outstanding, diluted (millions)	3,332	3,326	3,320
Earnings per share, diluted (SEK)	6.81	5.26	0.67
When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.

Statement of cash flows
Cash and cash equivalents include cash of SEK 24,015 (16,422) million and cash equivalents of SEK 30,035 (27,190) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see note F1 “Financial risk management.”
Cash and cash equivalents as of December 31, 2021, include SEK 2,616 (2,351) million in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is not directly available for distribution to the Parent Company, however it may be used to pay normal business expenditures in the local jurisdictions, thereby reducing group liabilities.

Adjustments to reconcile net income to cash
	2021	2020	2019
Property, plant and equipment
Depreciations	3,674	3,602	3,587
Impairment losses	198	512	360
Total	3,872	4,114	3,947
Right-of-use assets
Depreciations	2,277	2,387	2,474
Impairment losses	—	47	75
Total	2,277	2,434	2,549
Intangible assets
Amortizations
Capitalized development expenses	1,343	906	1,519
Intellectual Property Rights, brands and other intangible assets	1,164	1,083	1,019
Total amortizations	2,507	1,989	2,538
Impairments
Capitalized development expenses	—	—	36
Intellectual Property Rights, brands and other intangible assets	201	137	19
Goodwill	112	—	—
Total impairments	313	137	55
Total	2,820	2,126	2,593
Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	8,969	8,674	9,089
Taxes	6,576	10,436	6,870
Dividends from joint ventures/associated companies 1)	90	43	66
Undistributed earnings in joint ventures/ associated companies 1)	270	331	340
Gains/losses on investments and sale of operations, intangible assets and PP&E, net 2)	(971)	77	(812)
Other non-cash items 3)	2,209	370	2,279
Total adjustments to reconcile net income to cash	17,143	19,931	17,832

1)	See note E3 “Associated companies.”
2)	Includes revaluation gains and losses on investments, see note B4 “Other operating income and expense s .”
3)	Relates mainly to unrealized foreign exchange, gains/losses on financial instruments.
For information about reconciliation of liabilities arising from financing activities, see note F4 “Interest-bearing liabilities.”

Ericsson Annual Report on Form 20F 2021	Financials – Notes to the Consolidated financial statements	82

Note H3, cont’d.

Acquisitions/divestments of subsidiaries and other operations
	Acquisitions	Divestments
2021
Cash flow from business combinations 1)	(256)	273
Acquisitions/divestments of other investments	(133)	175
Total	(389)	448
2020
Cash flow from business combinations 1)	(9,534)	4
Acquisitions/divestments of other investments	(123)	55
Total	(9,657)	59
2019
Cash flow from business combinations 1)	(1,815)	360
Acquisitions/divestments of other investments	62	(112)
Total	(1,753)	248

1)	See also note E2 “Business combinations.”

Related party transactions
IAS 24, “Related Party Disclosures” requires disclosure of related party relationships, transactions and outstanding balances.
During 2021, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. The main related party transactions relate to Ericsson Nikola Tesla d.d located in Croatia, with sales from the Company to the associate of SEK 0.4 billion (SEK 0.4 billion in 2020 and SEK 0.6 billion in 2019) and purchases from the associate to the Company of SEK 1.2 billion (SEK 1.2 billion in 2020 and SEK 1.5 billion in 2019). Ericsson holds 49.07% of the shares. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see note E3 “Associated companies.”
For information regarding transactions with the Board of Directors and Group management, see note G2 “Information regarding members of the Board of Directors and Group management.”
For information about the Company’s pension trusts, see note G1 ”Post-employment benefits.”

Fees to auditors

Fees to auditors
2021	Deloitte	Others	Total
Audit fees	132	8	140
Audit-related fees	9	1	10
Tax fees	2	6	8
Other fees	1	2	3
Total	144	17	161
2020	Deloitte	Others	Total
Audit fees	97	9	106
Audit-related fees	8	—	8
Tax fees	4	6	10
Other fees	5	2	7
Total	114	17	131
2019	PwC	Others	Total
Audit fees	96	9	105
Audit-related fees	12	—	12
Tax fees	10	11	21
Other fees	6	6	12
Total	124	26	150
At the 2021 Annual General Meeting Deloitte was appointed auditor for the period until the 2022 Annual General Meeting.
The audit-related services include quarterly reviews and assurance on Ericsson’s Sustainability and Corporate Responsibility report. The tax services include corporate tax compliance work. Other services include work related to agreed-upon-procedures engagements.

Events after the reporting period
Legal proceedings
Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022 Ericsson filed three complaints with the U.S. International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents. Also, in January 2022 Ericsson filed complaints in several jurisdictions in Europe (Germany, Netherlands, Belgium) and South America (Brazil, Colombia) alleging that certain Apple products infringe Ericsson patents. On January 19, 2022 Apple filed a complaint against Ericsson in the ITC alleging infringement of three Apple patents by certain Ericsson products. Apple also filed a complaint in Germany at the District court of Düsseldorf alleging infringement of a German utility model and another complaint at the District court of Mannheim alleging infringement of an Apple patent by certain Ericsson products. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.
Euro Medium Term Note program
On February 8, 2022, the Company issued new EUR 750 million notes under the Euro Medium Term Note (EMTN) program, with maturity in February 2027.
Vonage
In November, 2021, Ericsson announced the entering into of an agreement to acquire Vonage Holdings Corp. for a total acquisition price of approximately USD 6.2 billion. Since then, Vonage shareholder approval has been obtained and all requisite foreign and U.S. regulatory requirements for closing have been satisfied, except for receipt of clearance from the Committee on Foreign Investment in the United States. If the agreement were to terminate under specified circumstances where we have failed to obtain such clearance, we may have to pay a USD 200 million termination fee to Vonage. Ericsson and Vonage continue to work toward closing this acquisition during the first half of 2022, on and subject to the terms of the merger agreement and subject to receiving regulatory approval.
Update on Deferred Prosecution Agreement
On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. The Company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to co-operating with the DOJ to r esolve the matter.
At this stage it is premature to predict the outcome of this matter. DOJ has sole discretion under the DPA to determine whether a breach has occurred.
Legal proceedings
After the

2021 Swedish
 Annual Report
 was finalized on March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.

Ericsson appoints Scott Dresser as Chief Legal Officer
On March 16, 2022, Ericsson announced the appointment of Scott Dresser to the company’s Executive Team as Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance. Scott has joined Ericsson on 21 March 2022 and is based in the US. Scott Dresser replaces Xavier Dedullen, who resigned from this role as of the same date.

83 Financial Report 2021 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2021

Report of independent registered
public accounting firm
To the shareholders of Telefonaktiebolaget LM Ericsson (publ):

Opinion on the Financial Statements
We have audited the consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AB
Stockholm, Sweden
March 19, 2020
We have served as the Company’s auditor since at least 1993 until 2020. We have not determined the specific year which we began servicing as auditors of the company.

84 Financial Report 2021 | Management’s report on internal control over financial reporting	Ericsson Annual Report on Form 20-F 2021

Management’s report on internal control
over financial reporting

Internal control over financial reporting
Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:
–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
–
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

–
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management, all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.
Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2021.
In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management has concluded that, as of December 31, 2021, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.
Attestation report of registered public accounting firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, has been audited by Deloitte AB an independent registered public accounting firm, as stated in their report on page 28.
Changes in internal control over financial reporting
There were no changes in the group’s internal control over financial reporting that occurred during the period covered by the Form
20-F
that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

85 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

Risk factors

All the information in this Annual Report and in particular the risks and uncertainties outlined below should be carefully considered. Based on the information currently known to the Company, Ericsson believes that the following section identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on strategic objectives, business, operations, future performance, revenues, operating and after-tax
results (EBIT), profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to the Company or that Ericsson currently believes to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and Ericsson may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.
Contents

85	Risks related to business activities and industry

92	Risks related to Ericsson’s financial situation

93	Legal and regulatory risk

96	Internal control risk

97	Environmental, social and governance risk

1	Risks related to business activities and industry
1.1  Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.
Geopolitical alliances are shifting as global tensions, including between
US-China,
drive growing economic, technological, military, and political competition across the world. At the same time, there are numerous ongoing local and regional conflicts, of which the ongoing military conflict between the Ukraine and Russia are of particular significance. It is not yet clear how these new dynamics will play out across the world, but we can expect more difficulty navigating through this variable geopolitical geometry, as old alliances fracture and new ones emerge. These tensions, including trade restrictions, enhanced sanctions measures and increased safeguards for national security purposes, can impact global market conditions and continue to be challenging for global supply chains in general and ICT supply chains in particular. These uncertainties include the effects of trade disputes and other political tensions involving the governments of the European Union, the US. China and Russia.
There are also uncertainties for the future bilateral trading relationship between China and several countries as a result of the restrictions towards Chinese vendors in 5G networks that have been adopted. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a global presence, has its headquarters in Sweden and therefore risks being affected by any deterioration of the Swedish-Chinese relationship. For example, the decision by the Post and Telecommunication Authority to exclude Huawei and ZTE products from 5G networks is still subject to judicial appeal.
Because the Company’s continued business operations in China are part of Ericsson’s current and future growth plans, further changes in the economic and political policies in or relating to China could have a material adverse effect on the Company’s business. During the last years Ericsson has also seen the global free trade system, that has hitherto allowed increased efficiency and economic growth, facing sustained challenges, including towards the World Trade Organization
(WTO) dispute settlement body. Any increased prospect of government policies and actions violating WTO agreements could negatively impact Ericsson’s ability to benefit from open markets and free trade.
The mandated, or otherwise required, localization of manufacturing and R&D – as well as their digital counterparts (including localization of
IT-infrastructure
and restrictions on data flows) has been steadily growing and have been motivated by either protectionism, indigenous industrial policies or national security. There is a risk of moves away from global value chains and towards more regional or national alternatives. Governments may continue to impose conditions that require the use of local suppliers and local production or partnerships with local companies for R&D and
IT-infrastructure,
require the license or other transfer of intellectual property, or engage in other efforts to promote local businesses and local competitors, which could have a significant adverse impact on Ericsson’s ability to pursue a business globally.
Additionally, political instability in the regions in which the Company operates may further increase the risk of possible legal or regulatory violations by Ericsson or its employees. Any violation by Ericsson or its employees could cause severe reputational harm to the Company and a material adverse effect on Ericsson’s business operations and result in government actions and the imposition of significant financial penalties and restrictions on the Company’s ability to do business with certain customers, such as government bodies. See risk factor 3.3.
The geopolitical situation can have consequences on the entire industry, with the possibility of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. These developments have also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson – although the timing and extent of this remains unclear.
All of the above may have a material and potentially lasting adverse impact on Ericsson’s international product development and supply chains and necessitates a flexible and adaptive organizational setup, therefore impacting its profitability and business as a whole. Such adverse impacts may include for example:

86 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

–	Reduced or loss of sales and market share, e.g. in China, Ukraine and Russia and weakened market position
–	Reduced or lost market access
–	Decreased ability for unrestricted use of Ericsson’s global supply chain for all markets, e.g. as a result of import or export restrictions in the US and China
–	Increased trade restrictions, including economic sanctions and export controls, tariffs and increased costs which may not be recoverable
–	Separation of global standards for mobile telecommunication
–	Sourcing restrictions and constraints for access to hardware and software products and components
–	Reduced efficiency in R&D and restrictions in use of R&D resources
–	Deferrals of purchases, with lower revenues not fully compensated through reduced costs
–	Excess and obsolete inventories and excess manufacturing capacity
–	Financial difficulties or failures among Ericsson’s suppliers
–	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products
–	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results.
1.2    Challenging global economic conditions may adversely impact the demand, cost and pricing for Ericsson’s products and services as well as limit the Company’s ability to grow.
The challenging global economic conditions, e.g. due to the pandemic, downturn in the global economy, political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical risks and trade frictions may have adverse, wide-ranging effects on demand for Ericsson’s products and for the products of Ericsson’s customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting measures to maintain or improve their financial position. This could also result in significantly reduced expenditures for the Company’s products and services, including network infrastructure, in which case Ericsson’s operating results (EBIT) would suffer. If demand for the Company’s products and services were to fall, Ericsson may experience material adverse effects on Ericsson’s revenues, cash flow, capital employed and value of the Company’s assets and Ericsson could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, Ericsson’s credit rating, borrowing opportunities and costs as well as the trading price of Ericsson’s shares could be adversely impacted. Should global economic conditions fail to improve or should they worsen or should political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical problems or trade frictions fail to improve or should they worsen, other business risks Ericsson face could intensify and could also negatively impact Ericsson’s business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of the Company’s products and services. Increased inflation may impact our cost base through increased costs of labor and supply of material, products and services. Although inflation is a normal part of business and the Company has measures in place to address this, it may not be possible to fully compensate for such increased costs through increased sales prices to the Company’s customers, leading to lower margins and decreased financial performance. The potential adverse effects of an economic downturn include:
–	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs
–	Excess and obsolete inventories and excess manufacturing capacity
–	Financial difficulties or failures among Ericsson’s suppliers
–	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures
–	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products
–	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results
–
Changes in the value in the Company’s pension plan assets resulting from, for example, adverse equity and credit market developments and/ or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs negatively affecting the company’s cash balance

–	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.
1.3    Ericsson’s business depends upon the continued growth of mobile communications and the success of Ericsson’s existing and targeted customer base. If growth slows or if the Company’s customers do not manage to maintain or grow relevance in the digital value chain or if Ericsson’s products and/or services are not successful, Ericsson’s customers’ investment in networks may slow or stop, harming the Company’s business and operating results (EBIT).
A substantial portion of Ericsson’s business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by Ericsson’s customers. If operators fail to increase the number of subscribers and/or usage does not increase, or if they fail to utilize opportunities from the technological evolution, Ericsson’s business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in their revenues or profitability, their willingness to further invest in their existing and new networks may decrease which will reduce their demand for Ericsson’s products and services and have an adverse effect on the Company’s business, operating results (EBIT), and financial condition.
Traffic development on cellular networks could be affected if more traffic is offloaded to
WI-FI-networks.
Further alternative services provided over the internet have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences. Ericsson’s strategy depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in de-facto
standards or geopolitical forces leading to standards fragmentation and increased difficulties of creating economies of scale.
Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. Ericsson is dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect Ericsson’s business, operating results (EBIT), and financial condition.

87 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

1.4    Pandemics, such as for example the one caused by the Coronavirus,
COVID-19,
could severely impact Ericsson’s business and local and global operations.
Pandemics, such as for example the one caused by the
COVID-19
in March 2020 and its continued prolonged effects, could severely impact Ericsson’s local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as the Company’s customers and suppliers, which could result in significant financial and other consequences. For example, the
COVID-19
pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. The infection rate in Ericsson markets can increase, giving further disturbances to the Company’s operations, including in network deployments and impacting corresponding revenues. Disruptions to the global economy and to the operations and business of Ericsson’s customers, suppliers, and partners could cause disturbances in the Company’s operations and may have a material adverse effects on Ericsson’s business and financial position. Moreover, the extensive working from home may limit creativity and efficiency in parts of the Company’s operations, as well as negatively impact the health and motivation for some of Ericsson’s employees.
The extent to which the
COVID-19
pandemic will impact our business, financial performance and liquidity, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, the emergence of new variants, changes in infection rates, the vaccine participation rate, the effectiveness of vaccines and the speed with which the vaccine can be distributed, as well as regulations and requirements impacting the return of employees to the offices and/or our ability to visit customer sites, none of which can be predicted. Any of the foregoing factors, or other cascading effects of the
COVID-19
pandemic that are not currently foreseeable, could have a material adverse effect on our business, results of operations (EBIT), financial condition and/or cash flows. Additionally, as pandemic conditions wane, we cannot predict how quickly the marketplaces in which the Company operate will return to pre-pandemic
levels.
1.5    Ericsson may not be successful in implementing its strategy, in achieving improvements in its profitability, in estimating addressable markets or market CAGR in the markets in which the Company operates.
There can be no assurance that Ericsson will be able to successfully implement its strategy to achieve future profitability, growth or create share-holder value. When deemed necessary, Ericsson has undertaken and expect to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in Ericsson’s earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which Ericsson operates, including Networks, Digital Services, Managed Services and Emerging Business and Other. If the underlying assumptions on which the Company’s estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report, which may have a materially adverse effect upon Ericsson’s financial condition.
1.6    Ericsson may not be successful in executing its strategy to capture the 5G market opportunity in terms of e.g. scale, time and volume of business.
The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands
(3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market. In addition, the operator usage of this spectrum could be restricted by regulatory authorities for shorter or longer time and in different geographical areas, due to unforeseen reasons such as interference with other electronic equipment at sensitive locations, e.g. airports, and the Ericsson Group cannot guarantee that it will not become the subject of related liability claims (such as product liability or claims associated with the configuration or installation of equipment), all of which could have a material adverse impact on the Ericsson Group’s business, operating results, financial condition, reputation and brand.
Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational aspects such as site access, permits, availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.
In addition to this, the timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated, which could have a materially adverse effect on our business.
Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect Ericsson’s ability to develop, supply or deploy 5G networks.
All of the above risks may have a negative impact on the ability of Ericsson to implement it’s strategy and it’s business as a whole.
1.7    Ericsson engages in acquisitions and divestments which may be disruptive and require the Company to incur significant expenses, and Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration following consummation, or creating the value anticipated with the acquisition.
In addition to
in-house
innovation efforts, Ericsson makes acquisitions in order to obtain various benefits such as reduced time-to-market,
access to technology and competence, increased scale or to broaden Ericsson’s product portfolio or customer base. One recent example is the acquisition of Cradlepoint. Acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect upon Ericsson’s business, operating results (EBIT), financial condition and liquidity. Risks Ericsson could face with respect to acquisitions include:
–	Insufficiencies of technologies and products acquired, such as unexpected quality problems
–	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company
–	Risks of entering markets in which the Company has no or limited prior experience
–	Potential loss of key employees

88 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

–	Diversion of management’s attention away from other business concerns
–	Expenses of any undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations.
From
time-to-time
Ericsson also divests parts of Ericsson’s business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. The risks associated with such acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results (EBIT), financial condition and liquidity. Risks Ericsson could face with respect to divestments include:
–	Difficulties in the separation of the operations, technologies, products and personnel of the business divested
–	Potential loss of key employees
–	Expenses of any undisclosed or potential legal liabilities of the business divested.
In addition, we cannot assure that we will be successful in consummating acquisitions or divestments on favorable terms or at all. We and Vonage Holdings Corp. are currently working toward the consummation, during the first half of 2022, of our acquisition of Vonage pursuant to our agreement, dated November 22, 2021. This acquisition remains subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, including receipt of clearance from the Committee on Foreign Investment in the United States (the “Committee”). It may take up to a year to satisfy the conditions to closing this acquisition. We and Vonage are continuing to work with the Committee to obtain clearance. Conditions to the closing of the acquisition, including the receipt of clearance from the Committee, may not be satisfied or waived and, if that were to happen, the agreement would terminate without a closing. If the agreement were to terminate under specified circumstances where we have failed to obtain clearance from the Committee, we may have to pay a USD 200 million termination fee to Vonage. The delay or inability to consummate an acquisition or divestiture may impede our ability to execute our strategic plan and achieve the benefits that we anticipated from these transactions.
1.8    Ericsson is in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and could expose the Company to future costs.
Ericsson’s JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of the Company’s needs and synergies, Ericsson’s inability to take action without the approval of Ericsson’s partners, the Company’s difficulties in implementing Ericsson’s business plans, the lack of capabilities or financial instability of the Company’s strategic partners. Ericsson’s ability to work with these partners or develop new products and solutions, e.g. as part of Ericsson’s 5G portfolio, may become constrained, which could harm the Company’s competitive position in the market.
Additionally, Ericsson’s share of any losses from or commitments to contribute additional capital or borrowings to such JVs and partnerships may adversely affect Ericsson’s business, operating results (EBIT), financial condition and cash flow.
1.9    The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.
The telecommunications industry has historically experienced downturns in which operators substantially reduced their capital spending on new equipment. While Ericsson expects the network operator equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions, which could have a material adverse effect on Ericsson’s business. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which the Company participates could be weaker than in other segments. In that case, the Company’s revenue and operating results (EBIT) may be adversely affected. If capital expenditures by operators and other customers are weaker than Ericsson anticipates, the Company’s revenues, operating results (EBIT) and profitability may be adversely affected. The level of demand from operators and other customers who buy Ericsson’s products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.
1.10 Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of Ericsson’s products and services.
Ericsson’s sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of Ericsson’s business and are also the main focus for sales going forward. Ericsson provides all of the Company’s customers with solutions based on Ericsson’s own products as well as third-party products which normally have lower margins than Ericsson’s own products. As a consequence, Ericsson’s reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In the Company’s Digital Services and Emerging Business and Other segments, third-party products and services represent a larger portion of Ericsson’s business than the Company’s traditional sales, which impact Ericsson’s business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed on short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in Ericsson’s product and service mix and the short order time for certain of Ericsson’s products may affect Ericsson’s ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus and expectations. Product and delivery lead times of certain products may be prolonged due to possibly restricted market availability of certain components caused e.g. by the pandemic and subsequent supply chain delays. Short-term variation could have a material adverse effect on Ericsson’s business, operating results (EBIT), financial condition and cash flow.
1.11 Ericsson may not be able to properly respond to market trends in the industries in which it operates, including virtualization of network functions.
Ericsson is affected by market conditions and trends within the industries in which the Company operates, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This includes also a disaggregation of the Radio Access Network, although the timing and extent of this remains unclear. This is changing the competitive landscape of Ericsson’s business as well as value chains and business models and

89 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

affects Ericsson’s objective-setting, risk assessment and strategies. The change makes access to market easier for new competitors including new competitors to Ericsson’s business that have entered and may continue to enter the market and negatively impact Ericsson’s market share in selected areas. If Ericsson fails to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, the Company’s business, operating results and financial condition will suffer.
1.12 Ericsson faces intense competition from the Company’s existing competitors as well as new entrants, and this could materially adversely affect the Company’s results.
The markets in which Ericsson operates are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. The Company faces intense competition from significant competitors, many of which are very large companies, with substantial technological and financial resources and established relationships with operators. Ericsson’s operator customers, which represent the main part of Ericsson’s business, are also large and highly sophisticated and exercise significant buying power through the common use of competitive bidding process. Ericsson also encounters increased competition from new market entrants and alternative technologies are evolving industry standards. In addition, if Ericsson chooses to enter new market segments, it might underestimate the skills and practices of the competitors within these segments. The Company’s competitors may implement new technologies before Ericsson does, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that Ericsson does not provide. Some of the Company’s competitors may also have greater resources in certain business segments or geographic areas than Ericsson does. Increased competition, and the crystallization of any of the risks above, could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on Ericsson’s business, operating results (EBIT), financial condition and market share.
Additionally, Ericsson operates in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This has, and may continue to result in continuous price pressure on Ericsson’s products and services. If Ericsson’s counter measures, including enhanced products and business models or end to end cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on Ericsson’s business, operating results, financial condition and market share.
1.13 Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources, which could increase competition in our market.
Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end
suppliers as well as competitors more specialized in particular areas, which could for example impact certain of Ericsson’s segments such as Digital Services, and Emerging Business and Other. If established actors in adjacent markets acquire players with new technologies in Ericsson’s markets, new strong competitors could emerge. Consolidation may also result in competitors with greater resources than Ericsson has. Both of these events could have a materially adverse effect on Ericsson’s business, operating results (EBIT), financial condition and market share.
1.14 Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.
Ericsson’s ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although Ericsson strives to avoid single- source supplier solutions, this is not always possible. This includes also development and supply of key ASIC and FPGA components, for which Ericsson has a dependency to very few suppliers. Accordingly, there is a risk that the Company will be unable to obtain key supplies it needs to produce Ericsson’s products and provide Ericsson’s services on commercially reasonable terms, in time, or at all. Failure by any of the Company’s suppliers could delay or interrupt Ericsson’s product or services supply or operations and significantly limit sales or increase Ericsson’s costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of Ericsson’s products and services and result in a reduction in sales. Ericsson has from time to time experienced interruptions of supply and the Company may experience such interruptions in the future.
Furthermore, the Company’s procurement of supplies requires Ericsson to predict future customer demands. If Ericsson fails to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of Ericsson’s competitors utilize the same manufacturers and if they have purchased capacity ahead of Ericsson, the Company could be blocked from acquiring the needed products. This factor could limit Ericsson’s ability to supply its customers and increase costs. At the same time, Ericsson commits to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity, unrecoverable costs or the scrapping of costs used to procure such components. The Company is also exposed to financial counterpart risks to suppliers when Ericsson pays in advance for supplies. Such supply disruptions and cost increases may negatively affect the Company’s business, operating results (EBIT) and financial condition.
1.15 A significant portion of Ericsson’s revenue is currently generated from a limited number of key customers, and operator consolidation may increase Ericsson’s dependence on key customers and key markets. The Company is also significantly dependent on the sales of certain of Ericsson’s products and services.
Ericsson derives most of its business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for Ericsson’s products and services and do not contain committed purchase volumes. Ericsson’s largest customer represented approximately 12% of the Company’s sales in 2021, Ericsson’s ten largest customers accounted for 53% of Ericsson’s sales in 2021. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, Ericsson’s dependence on the sales of certain of Ericsson’s products and services may have a significant adverse impact on sales, profit and market share.
In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase Ericsson’s reliance on key customers and may negatively impact Ericsson’s bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic areas, networks may be shared and less network

90 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on Ericsson’s business, operating results (EBIT), market share and financial condition.
Service providers are increasingly looking for ways to save cost by co-investing
in and sharing their assets based on their commercial plans, besides network infrastructure, also of site, and
IT-infrastructure.
In addition, some of the service providers may becoming more willing to partner with hyperscalers to build and run the telecom’s access networks. Moreover, service providers including Ericsson’s key customers may be adversely impacted by new competition, especially in rural mobile broadband growth affected by the emerging competition from the greenfield satellite broadband sector. Accordingly, Ericsson’s business may experience a material adverse effect, including impacts on Ericsson’s operating sales, operating results (EBIT), market share and financial condition.
1.16 Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control Ericsson’s cost base.
Long-term agreements with Ericsson’s customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain Ericsson’s gross margin with such price reductions, Ericsson continuously strives to reduce the costs of the Company’s products through design improvements, negotiation of better purchase prices from Ericsson’s suppliers, allocation of more production to low-cost
countries and increased productivity in Ericsson’s own production. However, there can be no assurance that Ericsson’s actions to reduce costs will be sufficient or quick enough to maintain the Company’s gross margin in such contracts, which may have a material adverse effect on Ericsson’s business, operating results (EBIT) and financial condition.
1.17 If the Company’s customers’ financial conditions decline, Ericsson will be exposed to increased credit and commercial risks.
After completing sales to customers, the Company may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. Ericsson regularly assesses the credit worthiness of Ericsson’s customers and based on that assessment Ericsson determines a credit limit for each customer. Challenging financial conditions have impacted some of Ericsson’s customers’ ability to pay their invoices. Ericsson may be unable to avoid future losses on the Company’s trade receivables. Ericsson has also experienced demands for customer financing, and in adverse financial markets or more competitive environments for the customers, those demands may increase. Upon the financial failure of a customer, the Company may experience losses on credit extended and loans made to such customer, losses relating to Ericsson’s commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, the Company may experience reduced cash flows and losses in excess of reserves, which could have a material adverse effect on its operating results (EBIT) and financial condition.
1.18 Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.
Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Although Ericsson undertakes a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect Ericsson’s reputation, business, operating results (EBIT) and financial condition. This could also include poor quality of AI based solutions, or third-party products that are part of Ericsson’s solutions. If significant warranty obligations arise due to reliability or quality issues, Ericsson’s operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects including replacement, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.
1.19 The development of Ericsson’s managed services business is increasingly reliant on acceptance of value-based business models.
Ericsson has invested in increased use of automation and Artificial Intelligence (AI) to deliver managed services and network optimization to customers, as part of a service offering or packaged software capabilities. Monetization of these investments relies on a value-based commercial model that shows increased benefit for the customer and proper returns to Ericsson development efforts. Failure to stay competitive in this area and to get customer acceptance for new business models could have a material adverse effect on Ericsson’s business, operating results (EBIT) and financial condition. Further, most managed services contracts span more than one year, with long sales cycle for new contracts. Risk of termination and reduced scope or renegotiation of existing contracts may have a negative impact on sales and earnings.
1.20 Ericsson depends upon the development of new products and enhancements to the Company’s existing products, and the success of Ericsson’s substantial research and development investments is uncertain.
Rapid technological and market changes in Ericsson’s industry require us to make significant investments in technological innovation. Ericsson invests significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/or by the industries and markets as a whole. The failure of Ericsson’s research and development efforts to be technically or commercially successful could have adverse effects on Ericsson’s business, operating results (EBIT) and financial condition. If Ericsson invests in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, the Company’s sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to changing requirements and unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against Ericsson’s competitors, and can also include delays of communicated product availability dates. This could have a material adverse effect upon the Company’s business, customer relationships, operating results (EBIT) and financial condition.

91 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

1.21 Ericsson may not be successful in reaching the Digital Services business objectives.
Ericsson may be unable to meet its Digital Services business objectives and several risks related to market, technology and operations can impact the turnaround plan.
5G market development and subscriber growth, as well as the uptake of virtualization and consequent adoption of Ericsson’s new products and automated delivery can be slower than expected. Increased competition from both emerging and established competitors may impact Ericsson’s market position.
The Company could be too slow to adapt and adopt new technologies like AI and Machine Learning to drive more automation in products and solutions. The product overhaul to cloud native solutions mandated by customers could also take longer than expected. In addition, the increasing influence of open source initiatives such as Open Network Automation Platform (ONAP) could drive a best of breed approach in Ericsson’s customers, driving prices down and adversely impact the Company’s full suite offerings.
In the operational dimension, Ericsson may be unable to successfully execute on continued efficiency measures in end-to-end;
inability in implementing and successfully driving organizational-wide transformation programs across the develop-sell-deliver dimension for operating model simplification; as well as being unable to mitigate risks in the customer projects and product launches, which could have a material adverse effect on Ericsson’s business.
1.22 Ericsson’s ability to benefit from intellectual property rights (IPR), which are critical to the Company’s business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards when it comes to licensing of open standard essential patents.
Although the Company has a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to Ericsson’s patents will in fact provide us with competitive advantages.
Ericsson utilizes a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect Ericsson’s intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, Ericsson relies on many software patents, and limitations on the patentability of software may materially affect Ericsson’s business.
Moreover, the Company may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce Ericsson’s proprietary rights. In fact, existing legal systems of some countries in which Ericsson conducts business offer only limited protection of intellectual property rights, if at all. The Company’s solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in Ericsson’s products of software or other intellectual property licensed from third-parties on a non-exclusive
basis could limit the Company’s ability to protect proprietary rights in Ericsson’s products.
Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases, which has been the case with the introduction of 5G technology. In addition to industry-wide standards, other key industry-wide software solutions are currently developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit Ericsson’s ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against Ericsson’s customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of Ericsson’s management and/or technical personnel. As a result of litigation, Ericsson could be required to pay damages and other compensation directly or to indemnify Ericsson’s customers for such damages and other compensation, develop non-infringing
products/technology or enter into royalty or licensing agreements. However, the Company cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate the Company’s software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.
Investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio when licensing patents necessary to conduct an open standard (e.g. 4G and 5G technology), which could have a material adverse effect on Ericsson’s business, reputation, operating results (EBIT) and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect Ericsson’s reputation, business, operating results (EBIT) and financial condition.
Ericsson’s ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third-parties. Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on Ericsson’s business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.
Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions could have adverse effects on Ericsson’s IPR licensing revenues as well as on the ability to acquire licenses.
1.23 Ericsson may not be successful in continuing to attract and retain highly qualified employees to remain competitive.
Ericsson believes that the Company’s future success largely depends on Ericsson’s continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support Ericsson’s existing product range and provide services to the Company’s customers and create great customer experience.
Competition for highly qualified people in the industries in which the Company operates remains intense. This competition is only further increased by the fact that other industries are looking for similar talent. The Company is continuously developing its corporate culture, and Ericsson’s philosophies with the aim to create a positive work experience that makes it easy for us to focus on Ericsson’s business and the Company’s customers as well as inspiring Ericsson’s people to grow and

92 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

to find “their great”. The Company’s ability to succeed depends in part on maintaining a favourable corporate reputation which can be adversely impacted by many factors including ongoing litigation, investigations, and adverse media reports. However, there are no guarantees that Ericsson will be successful in attracting and retaining employees with the right skills in the future, and failure in retaining and recruiting could have a material adverse effect on Ericsson’s business and brand.
1.24 Ericsson’s operations are complex and several critical operations are centralized in a single location. Any disruption of Ericsson’s operations, whether due to natural or man-made
events, may be highly damaging to the operation of Ericsson’s business.
The Company’s business operations and those of our suppliers are vulnerable to interruption by fire, earthquake, hurricane, flood or other natural disasters, power loss, computer viruses, computer systems failure, telecommunications failure, pandemics, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. If any disaster were to occur, our or our suppliers ability to operate could be seriously impaired and we could experience material harm to our business, operating results (EBIT) and financial condition.
Having outsourced significant portions of Ericsson’s operations, such as parts of IT, finance and HR operations, Ericsson depends on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. Ericsson also has a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs.
The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to Ericsson’s systems and communications may have an adverse effect on the Company’s operations and financial condition.
1.25 The Company may not achieve some or all of the expected benefits of Ericsson’s restructuring activities and the Company’s restructuring may adversely affect Ericsson’s business.
Restructuring activities may be costly and disruptive to Ericsson’s business, and Ericsson may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of Ericsson’s restructuring, the Company may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing Ericsson’s business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as Ericsson’s ability to develop, sell and deliver, and Ericsson cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If Ericsson fails to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on the Company’s competitive position, business, financial condition, results of operations (EBIT), cash flows, reputation and share price.

2	Risks related to Ericsson’s financial situation
2.1  Ericsson’s debt increases the Company’s vulnerability to general adverse economic and industry conditions, limits Ericsson’s ability to borrow additional funds, and may limit the Company’s flexibility in planning for, or reacting to, changes in Ericsson’s business and industry.
As of December 31, 2021, Ericsson’s outstanding debt was SEK 31,8 billion and while the Company is rated investment grade by Standard & Poor’s
(BBB-)
and Fitch
(BBB-)
it is rated one step below investment grade with Moody’s (Ba1). This degree of debt and the credit ratings could have important consequences, including:
–	Increasing Ericsson’s vulnerability to general economic and industry conditions
–
Requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the Company’s indebted-ness, thereby reducing Ericsson’s ability to use its cash flow to fund the Company’s operations, capital expenditures and future business opportunities

–	Restricting us from making strategic acquisitions or causing us to make non-strategic divestitures
–	Limiting Ericsson’s ability to obtain additional financing for adjusted working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes
–	Limiting the Company’s ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to Ericsson’s competitors.
Ericsson may choose to incur substantial additional indebtedness in the future. If new indebtedness is added to the Company’s current debt levels, the related risks that Ericsson now faces could increase.
If Ericsson’s financial performance were to deteriorate, the Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy Ericsson’s obligations under the Company’s indebtedness, which may not be successful.
Ericsson’s ability to make scheduled payments on or to refinance the Company’s debt obligations depends on its financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Ericsson’s control. While the Company believes that Ericsson currently has adequate cash flows to service its indebtedness, if Ericsson’s financial performance were to deteriorate significantly, the Company might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on Ericsson’s indebtedness.
If, due to such a deterioration in the Company’s financial performance, Ericsson’s cash flows and capital resources were to be insufficient to fund its debt service obligations, Ericsson may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance Ericsson’s indebtedness. These alternative measures may not be successful and may not permit us to meet Ericsson’s scheduled debt service obligations. In addition, if the Company were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on its business.
In addition, if Ericsson were to refinance its existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance Ericsson’s existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, Ericsson could face substantial liquidity problems and might be required to dispose of material assets or operations to meet the Company’s debt service and other obligations.

93 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

2.2    Due to having a significant portion of Ericsson’s costs in SEK and revenues in other currencies, the Company’s business is exposed to foreign exchange fluctuations that could negatively impact its revenues and operating results (EBIT).
Ericsson incurs a significant portion of the Company’s expenses in SEK, please refer to the consolidated financial statement note F1, “Financial risk management”. As a result of Ericsson’s international operations, Ericsson generates, and expects to continue to generate, a significant portion of the Company’s revenue in currencies other than SEK. To the extent Ericsson is unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on Ericsson’s consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.
As market prices are predominantly established in US dollars or Euros, Ericsson presently has a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on Ericsson’s reported results. The Company’s attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on Ericsson’s results and financial condition.
2.3    Ericsson relies on various sources for short-term and long-term capital for the funding of the Company’s business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, Ericsson’s business, financial condition and cash flow may materially suffer.
Ericsson’s business requires a significant amount of cash. If Ericsson does not generate sufficient amounts of capital to support the Company’s operations, service its debt and continue Ericsson’s research and development and customer finance programs, or if the Company cannot raise sufficient amounts of capital at the required times and on reasonable terms, Ericsson’s business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of Ericsson’s operational and financial condition, market conditions, or due to deterioration in Ericsson’s credit rating. There can be no assurance that additional sources of funds that Ericsson may need from time to time will be available on reasonable terms or at all. If the Company cannot access capital on a commercially viable basis, Ericsson’s business, financial condition and cash flow could materially suffer.
2.4    Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use
(RoU) asset leased by the Company have impacted and may continue to negatively impact Ericsson’s financial condition and results of operations (EBIT). An impairment of goodwill, other intangible assets, PP&E and RoU could adversely affect the Company’s financial condition or results of operations (EBIT).
Ericsson has a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.
Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.
Historically, the Company has recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which Ericsson operates or more general in nature and that could have an adverse effect on Ericsson’s operating results (EBIT) and financial condition.
Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

3	Legal and regulatory risk
3.1  Ericsson could experience penalties and adverse rulings in enforcement or other proceedings for non-compliance
with laws, rules and regulations governing its business. Compliance with changed laws, rules or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failures as well as required operational changes could have a material adverse impact on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows or prospects.
Ericsson is subject to multiple laws, rules and regulations. The Company could experience penalties and adverse rulings in enforcement or other proceedings for non-compliance
with applicable laws, rules or regulations governing its business, which could have a material adverse effect on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects. While Ericsson strives for compliance, the Company has not been in compliance with all such laws, rules and regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future.
Further changes in laws, rules or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows or prospects.
Changes to laws, rules or regulations may adversely affect both Ericsson’s customers’ and the Company’s own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming laws, regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of Ericsson’s systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.
Further, Ericsson develops many of the Company’s products and services based on existing laws, rules, regulations and technical standards. Changes to existing laws, rules, regulations and technical standards, or the implementation of new laws, rules, regulations and technical

94 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

standards relating to products and services not previously regulated, could adversely affect Ericsson’s development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes related to e.g. license fees, environment, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict Ericsson’s operations or the operations of network operators. Also, indirect impacts of such changes and changes to laws, rules or regulations in other fields, such as pricing regulations, could have an adverse impact on Ericsson even though the specific laws, rules or regulations may not apply directly to the Company’s products or us.
3.2    Ericsson’s substantial international operations are subject to uncertainties which could affect the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows or prospects.
Ericsson conducts business throughout the world and is subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. The Company has customers in more than 180 countries, with a significant proportion of Ericsson’s sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.
Ericsson’s extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, acts of war, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.
Further, in certain markets in which Ericsson operates, there is a risk that national governments actively favor or establish local vendors in their respective markets at the expense of foreign competitors. The implementation of such measures could adversely affect Ericsson’s sales, Ericsson’s market share and its ability to purchase critical components.
The Company strives to comply with applicable export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world, particularly in Russia/Ukraine and parts of the Middle East, remains uncertain and the level of sanctions is still relatively high from a historical perspective and this level could even increase, thus significantly impacting our operations where increase occurs, including in these markets. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. During the last years, the global free trade system has been under sustained attack which has increased the risk of states adopting policies and actions that violate WTO agreements. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies which could limit Ericsson’s operations and decrease Ericsson’s profitability. Furthermore, export control regulations, sanctions or other forms of trade restrictions targeting countries in which Ericsson is active may result in a reduction of commitment in those countries. As an example, escalation of trade tensions between the US and China has resulted in additional trade restrictions and increased tariffs, which if further negatively developed could harm the Company’s ability to compete effectively in Chinese markets or with Chinese companies. Additionally, the ongoing Ukraine-Russia crisis has resulted in the application of enhanced export control and sanctions measures against Russia by a number of other jurisdictions, including the EU and the US. These measures, and any additional measures that may be imposed should the crisis continue, may have a material impact on our ability to operate in the ordinary course of business in Russia and Ukraine. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although the Company seeks to comply with all export control and sanctions rules or regulations, these laws, rules and regulations are complex, frequently changing and increasing in number and the Company has not been in compliance with all such export control and sanctions rules or regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. Such violations could have material adverse effects on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects and could constitute a violation of its resolution with the United States Department of Justice (DOJ), known as a Deferred Prosecution Agreement (DPA) or the consent judgment with the United States Securities and Exchange Commission.
The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax laws, rules and regulations and the Company has to comply with the relevant laws, rules and regulations in each of these countries. These laws, rules and regulations involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to Ericsson’s employees. Constant changes of the laws, rules or regulations and the interpretation thereof also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, Ericsson also faces risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.
There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights, among others. This may adversely affect the telecommunications business and may have a negative impact for people and Ericsson.
All of the above may have a material and potentially lasting adverse impact on Ericsson, including its reputation, business, including sales market share, market access, supply chain and R&D activities, financial condition, results of operations (EBIT), cash flows, or prospects.
3.3    We are subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences following the 2019 resolutions with the DOJ and the SEC of the previously disclosed investigations under the US Foreign Corrupt Practices Act (FCPA).
The Company is required to comply with anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations in the jurisdictions in which Ericsson does business. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption affecting many aspects of conducting business. From time to time, the Company investigates potential instances of

95 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

corruption, including potential violations of anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism laws, rules and regulations. While Ericsson strives for compliance, the Company has not been in compliance with all such laws, rules and regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. For example, the Company has previously acknowledged publicly that it had failed to implement sufficient internal controls, including internal controls designed to deter and detect corruption. Over the last years, Ericsson has made significant investments in compliance which have enhanced the Company’s ability to uncover and address past misconduct. We have policies and procedures designed to assist us and our personnel in complying with applicable laws, rules and regulations but our employees, subcontractors and agents have taken, and may from time to time take, actions that violate these requirements. Actions by Ericsson’s employees, or by third party intermediaries acting on the Company’s behalf in violation of these laws, rules or regulations whether carried out in the US or elsewhere in connection with the conduct of Ericsson’s business may expose the Company to significant liability for violations of such laws, rules or regulations and may have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.
For example, in December 2019, Ericsson resolved the previously disclosed investigations by the DOJ and SEC regarding the Company’s compliance with the FCPA. The resolution with the DOJ provided for: a DPA with a three-year term and a guilty plea by Ericsson’s Egyptian subsidiary to one criminal charge of violating the anti-bribery provisions of the FCPA. The resolution with the SEC provided for: consent to the entry of a judgment to resolve civil claims related to allegations of violations of the anti-bribery, books and records, and internal controls provisions of the FCPA. The Company paid fines, penalties and pre-judgment
interest to the DOJ and SEC totalling USD 1,060,570,432. Ericsson also agreed to the retention of an independent compliance monitor for the term of three years pursuant to the resolutions with both the DOJ and SEC.
Under Ericsson’s DPA with the DOJ, the Company admitted to the conduct described in the statement of facts attached to the DPA, and the DOJ agreed to defer prosecution of Ericsson for the three-year term of the DPA, after which period the charges will be dismissed with prejudice if Ericsson does not violate the terms of the DPA.
In October 2021, Ericsson received correspondence from the DOJ stating that it has determined that Ericsson breached its obligations under the DPA by failing to provide certain documents and factual information and that Ericsson will have the opportunity to respond in writing to explain the nature and circumstances of such breach, as well as the actions Ericsson has taken to address and remediate the situation.
The Company also publicly disclosed a 2019 internal investigation, that included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The 2019 investigation, which was supported by external legal counsel, conducted over the course of a year, and involved the collection and review of a large amount of information, found serious breaches of compliance rules and the Company’s Code of Business Ethics. It identified evidence of corruption-related misconduct, including: Making a monetary donation without a clear beneficiary; paying a supplier for work without a defined scope and documentation; using suppliers to make cash payments; funding inappropriate travel and expenses; and improper use of sales agents and consultants. In addition, it found violations of Ericsson’s internal financial controls; conflicts of interest;
non-compliance
with tax laws; and obstruction of the investigation. The investigating team also identified payments to intermediaries and the use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes.
Investigators could not determine the ultimate recipients of these payments. Payment schemes and cash transactions that potentially created the risk of money laundering were also identified. The investigation could not identify that any Ericsson employee was directly involved in financing terrorist organizations.
As a result of the investigation, several employees were exited from the company and multiple other disciplinary and other remedial actions were taken. This included closing gaps in our internal processes in the region and incorporating lessons from the investigation into our ethics and compliance program. Furthermore, Ericsson terminated a number of third-party relationships and prioritized the Iraq country business for enhanced training and awareness activities, policies and procedures, and third-party management processes. Ericsson is continuing to work with external counsel to review the findings and remediation resulting from the 2019 investigation to identify any additional measures that the company should take.
On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA.
The company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to co-operating
with the DOJ to resolve the matter.
If the DOJ determines that the Company violated the terms of the DPA for these or any other reason, the DOJ may in its sole discretion commence prosecution, including, but not limited to, for the charged conspiracy to violate the anti-bribery and books and records and internal controls provisions of the FCPA that were included in the information filed in conjunction with the DPA. In such circumstances, the DOJ would be permitted to rely upon the admissions Ericsson made in the DPA and would benefit from Ericsson’s waiver of certain procedural and evidentiary defenses. In addition, the DOJ may in its sole discretion decide to extend the term of the DPA. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery and books and records and internal controls provisions of the FCPA. Failure to comply with this injunction or other violations of the consent judgment could result in the imposition of civil or criminal penalties, a new enforcement action, or both. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance
for any reason with the DPA or consent judgment could have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.
Ericsson may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC, or to other potential investigations. Enforcement authorities in the US or elsewhere, including the SEC, the DOJ or OFAC, could investigate us for additional possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules or regulations of which we are aware or unaware at any time. Such violations could result in severe reputational damage, and have a materially adverse effect on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects and could constitute a violation of the DPA or the consent judgment with the SEC. Neither the DPA nor the consent judgment prevents the DOJ, SEC or any other authorities (including any securities exchanges on which our securities are traded) from carrying out investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents other authorities from carrying out investigations or taking other actions related to these or other matters. For example, it has been reported that Swedish authorities have initiated an investigation into the conduct that resulted in the

96 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

above-mentioned resolutions with the DOJ and SEC. Similarly, the resolutions with the DOJ and SEC do not foreclose third parties, such as competitors, customers, suppliers, or shareholders, from commencing litigation related to these or other matters. For example, on March 3, 2022, Telefonaktiebolaget LM Ericsson, the President and CEO and the Chief Financial Officer of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and the conduct of its business in Iraq. See “Legal proceedings” in the Board of Directors’ Report.
There can be no assurance that the remedial measures described above and any others Ericsson may take in the future will be effective or that there will not be a finding of material weakness in Ericsson’s internal controls. Any one or more of the foregoing could have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.
Additionally, any ongoing media or governmental interest in investigations and resolutions or additional company investigations that we are currently undertaking or may undertake in the future could result in the discovery of additional facts, impact the public perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to participate in public tenders. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.
3.4    Ericsson is involved in lawsuits, legal proceedings and investigations which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties.
In the normal course of Ericsson’s business Ericsson is involved in legal proceedings. These proceedings include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on Ericsson’s business, operating results (EBIT), financial condition and reputation. As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on Ericsson’s reported results and reputation.
For additional information regarding certain of the inquiries and lawsuits in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report.
In addition, the Company is from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on Ericsson’s business, financial condition and results of operations (EBIT).
In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and results of operations (EBIT).
3.5    Ericsson may be found
non-compliant
to privacy regulations and may be subject to regulatory penalties.
The introduction of more stringent privacy regulations with heavy and challenging requirements to implement such regulations when it comes to personal data processing as well as stringent regulations on cross-border data transfers by regulators in many countries and markets in which Ericsson operates comes with a risk that Ericsson is found to be non-compliant
to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated damage to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of non-compliance
by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranging consequences, even if it was caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims and losing trust from customers, end-users
and employees.

4	Internal control risk
4.1  Cybersecurity incidents may have a material adverse effect on Ericsson’s business, operations, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigations or regulatory investigations or actions.
The Company’s cybersecurity capabilities regularly manage cybersecurity incidents and vulnerabilities. Ericsson’s business operations are vulnerable to cybersecurity incidents that may impact the confidentiality, availability or integrity of information assets, IT assets, products, services, or solutions. These incidents may include data breaches, intrusions, espionage, data privacy infringements, leakage of confidential or sensitive data, unauthorized or accidental modification of data and general malfeasance.
Ericsson utilizes third-parties to a large extent to whom the Company has outsourced significant aspects of Ericsson’s IT infrastructure, product development, services, hardware, software, finance and HR operations. Events or incidents that are caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, Ericsson’s business, financial performance, reputation and brand, potentially slowing operations, leaking valuable or sensitive information, personal data or damaging Ericsson’s products that have been installed in the Company’s customers’ networks.
It is possible that a cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software, and cybersecurity incidents which prevent a supplier from being able to fulfil commitments to Ericsson.

97 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

Any cybersecurity incident including unintended use, misconfiguration, or unintended actions, involving Ericsson’s operations, supply chain, product development, services, third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigation or regulatory investigations or actions.
Ericsson’s network systems and storage and other business applications, and the systems, storage and other business applications maintained by the Company’s third-party providers, have been in the past, and may be in the future, subject to cyber intrusions, including attempts to gain unauthorized access, breach, malfeasance or other system disruptions. In some cases, such incidents are difficult to anticipate or to detect immediately and the damage caused thereby. If an actual or perceived breach of security occurs in Ericsson’s network or any of its third-party providers’ networks, Ericsson could incur significant costs and the Company’s reputation could be harmed. While Ericsson works to safeguard Ericsson’s internal network systems and assess and validate the security of the Company’s third-party providers to mitigate these potential risks, including through security requirements and employee awareness and training, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches.
4.2    The presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.
Vulnerabilities in Ericsson’s products, solutions or services not detected and treated during product development or solution delivery may be exploited by a threat actor to cause harm to Ericsson’s customers, end-users
or Ericsson. Vulnerabilities could be brought in through different stages of the product life cycle. In some situations, it may be hard to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as
“zero-day
vulnerabilities”. As almost any modern software can contain open source and third-party components, so does software in networks, unmitigated security exposures can put Ericsson customers at varying levels of risk and expose Ericsson to liabilities or loss of business.
4.3    Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.
If identities in Ericsson are misused or compromised it can be difficult to differentiate authorized parties undertaking normal account activities from the threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access Ericsson’s customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to Ericsson’s customers, which could have a material adverse effect upon Ericsson’s reputation and it’s business as a whole.
4.4    Threat actors may target employees, or other members of Ericsson’s workforce, through technological and non-technological
means.
Recent trends have shown that there is a willingness to target end users, rather than the entire enterprises. This has manifested itself in the rise of threats such as ransomware, phishing, spear phishing, spoofing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards Ericsson’s employees, or society at large. This could have a material adverse effect on the Company’s business, financial condition, reputation and brand.
4.5    Insiders may steal or monitor information or disrupt networks related to Ericsson or its customers, through technological or non-technological
means.
To gain strategic access or to steal specific information competitors or governments may induce insiders or recruit employees who sells information or services for personal gain. Several organizations and institutes report an increase of the insider threat over the last years. Any insider incident could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and bran, and may introduce the possibility of litigation or regulatory investigations or actions.

5	Environmental, social and governance risk
5.1  Failure to comply with environmental, occupational health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.
Ericsson is subject to certain environmental, occupational health and safety laws and regulations that affect Ericsson’s operations, facilities, products and services in each of the jurisdictions in which the Company operates. While Ericsson works actively to ensure compliance with laws, rules, regulations and customer requirements related to the environment, health, and safety (including without limitation occupational health and safety) that apply to the Company, Ericsson can provide no assurance that the Company has been, is, or will continue to be compliant with these laws, rules or regulations. If Ericsson has failed or fails to comply with these laws, rules or regulations the Company could be subject to significant penalties and other sanctions that could have a material adverse effect on Ericsson’s business, operating results (EBIT), financial condition, reputation and brand. Additionally, there is a risk that Ericsson may have to incur expenditures to cover environmental, occupational health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a significant adverse effect on Ericsson’s business, operating results (EBIT), financial condition, reputation and brand.
5.2    Ericsson has failed and may fail to comply with environmental, social and governance standards, which could negatively affect the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows or prospects.
The Company is subject to environmental, social and governance laws, rules and regulations as well as sustainability and corporate responsibility requirements and Ericsson expect such laws, rules, regulations and other requirements to increase as governments impose new laws, rules, regulations or other requirements. These laws, rules, regulations and other requirements have a high focus on anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism). To ensure that Ericsson’s operations are conducted in accordance with applicable laws, rules, regulations and other requirements, Ericsson’s management system includes the Code of Business Ethics, the Code of Conduct for Business Partners and a Sustainability Policy, as well as other Group Policies and Directives to govern the Company’s processes and operations.
Ericsson is committed to the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative. However, Ericsson cannot fully prevent unintended or unlawful violation of Ericsson’s Code of Business Ethics, corruption (including violations of

98 Financial Report 2021 | Risk factors	Ericsson Annual Report on Form 20-F 2021

anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism laws, rules or regulations), fraud, embezzlement, misuse of the Company’s technology leading to potential human rights breaches or violations of anti-trust legislation, trade restrictions and international sanctions, Ericsson’s Code of Conduct for Business Partners in Ericsson or in the supply chain.
There is also an increased demand from external stakeholders, for example non-governmental
organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. If we fail to adequately meet these expectations, our business may be adversely affected.
Climate change and the potential resulting environmental impact may also result in new environmental, health and safety laws, rules and regulations that may affect us, our suppliers, and our customers. Such laws, rules or regulations could cause us to incur additional direct costs for compliance, including costs associated with changes to manufacturing processes, or costs associated with the procurement of raw materials and components used in our products, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional costs that are passed on to us. These costs may adversely impact the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects. In addition, climate change could cause severe weather events, such as droughts, heat waves, wildfires, storms, and flooding, to occur more frequently or with greater intensity, as well as chronic changes in temperatures and rising sea levels, which could pose physical risks to our manufacturing facilities or our suppliers’ facilities, cause disruptions in our upstream and downstream logistic flows, and consequently increase operating costs and/or cause business interruptions.
While the Company attempts to monitor and audit internally and externally Ericsson’s compliance with the policies, directives, laws, rules and regulations, including anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations, as well as the Company’s suppliers’ adherence to Ericsson’s Code of Conduct for Business Partners and strives for continuous improvements, Ericsson has not been in compliance with all such policies, directives, laws, rules and regulations in the past and cannot provide any assurances that future violations will not occur which could have material adverse effects on Ericsson, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects, see risk factor 3.3 above.
5.3    Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.
The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose individuals to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, when used at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio frequency electromagnetic fields, the Company cannot guarantee that Ericsson will not become the subject of product liability claims. We also cannot guarantee that the Company will not be held liable for such claims or be required to comply with future changed regulatory requirements. Ericsson may in addition be affected by regulatory or other restrictions imposed on the Company’s customers use of radio equipment that may have a material adverse effect on our business, operating results (EBIT), financial condition, reputation and brand.
5.4    Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain demands more complex.
In 2012, the US Securities and Exchange Commission (SEC) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While Ericsson believes that the Company is able to fulfill these requirements without materially affecting our costs or access to materials Ericsson can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products, which may have a material adverse effect on our business. In addition, since our supply chain is complex, the Company may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that Ericsson implements, which may harm our reputation and our business. Ericsson may also encounter challenges if customers put more emphasis on the idea that all of the Ericsson’s product components be certified as “conflict-free”.

99 Financial Report 2021 | Forward-looking statements	Ericsson Annual Report on Form 20-F 2021

Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:
–	Our goals, strategies, planning assumptions and operational or financial performance expectations
–	Industry trends, future characteristics and development of the markets in which we operate
–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability
–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
–	The ability to deliver on future plans and to realize potential for future growth
–	The expected operational or financial performance of strategic cooperation activities and joint ventures
–	The time until acquired entities and businesses will be integrated and accretive to income
–	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.
The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.
These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

100 Financial Report 2021 | Five-year summary – Financial information	Ericsson Annual Report on Form 20-F 2021

Five-year summary – Financial information
For definitions of certain financial terms used, see Alternative performance measures and Financial terminology.

Five-year summary
	2021	Change	2020	2019	2018	2017
Income statement and cash flow items, SEK million
Net sales 1)	232,314	0%	232,390	227,216	210,838	205,378
Operating expenses 1)	–69,071	4%	–66,280	–64,215	–66,848	–70,563
EBIT (loss) 1)	31,780	14%	27,808	10,564	1,242	–34,743
Net income (loss) 1)	22,980	30%	17,623	1,840	–6,276	–32,433
Cash flow from operating activities	39,065	35%	28,933	16,873	9,342	9,601

Year-end position, SEK million
Total assets 1)	305,614	13%	271,530	276,383	268,761	259,882
Property, plant and equipment	13,580	1%	13,383	13,850	12,849	12,857
Stockholders’ equity 1)	108,775	25%	86,674	82,559	86,978	96,935
Non-controlling interests	–1,676	–	–1,497	–681	7w92	636

Per share indicators
Earnings (loss) per share, basic, SEK 1)	6.82	30%	5.26	0.67	–1.98	–9.94
Earnings (loss) per share, diluted, SEK 1)	6.81	29%	5.26	0.67	–1.98	–9.94
Dividends per share, SEK 2)	2.50	25%	2.00	1.50	1.00	1.00
Dividends per share, USD 2)	0.23	44%	0.16	0.16	0.11	0.12
Number of shares outstanding (in millions)
end of period, basic	3,330	0%	3,328	3,314	3,297	3,284
average, basic	3,329	0%	3,323	3,306	3,291	3,277
average, diluted	3,332	0%	3,326	3,320	3,318	3,317

Other information, SEK million
Additions to property, plant and equipment	3,663	–18%	4,493	5,118	3,975	3,877
Depreciations and write-downs/impairments of property, plant and equipment	3,872	–6%	4,114	3,947	3,843	6,314
Acquisitions/capitalization/divestments of intangible assets	1,723	–85%	11,817	–13,692	2,315	1,759
Amortizations and write-downs/impairments of intangible assets	2,820	33%	2,126	2,593	4,475	21,578
Research and development expenses 1)	42,074	6%	39,714	38,815	38,909	37,887
as percentage of net sales	18.1%	–	17.1%	17.1%	18.5%	18.4%
Inventory turnover days	88	13%	78	77	70	66

Alternative Performance Measures (APMs) 3)
Sales growth adjusted for comparable units and currency	4%	–	5%	4%	1%	–
Gross margin 1)	43.4%	–	40.3%	37.3%	32.3%	23.3%
Gross margin excluding restructuring charges 1)	43.5%	–	40.6%	37.5%	35.2%	25.9%
EBIT margin 1)	13.7%	–	12.0%	4.6%	0.6%	–16.9%
EBIT margin excluding restructuring charges 1)	13.9%	–	12.5%	5.0%	4.4%	–12.8%
EBITA margin 1)	14.3%	–	12.5%	5.1%	1.4%	–8.8%
EBITA margin excluding restructuring charges 1)	14.6%	–	13.1%	5.5%	5.2%	–4.7%
Restructuring charges, SEK million	549	–58%	1,306	798	8,015	8,501
Free cash flow before M&A, SEK million	32,056	44%	22,261	7,633	4,253	4,833
Free cash flow after M&A, SEK million	32,115	154%	12,663	6,128	2,968	5,109
Capital employed, SEK million 1)	184,283	14%	161,990	165,273	149,615	155,625
Return on equity 1)	23.2%	–	20.7%	2.6%	–7.1%	–28.1%
Return on capital employed 1)	18.4%	–	17.0%	6.7%	0.8%	–20.4%
Equity ratio 1)	35.0%	–	31.4%	29.6%	32.7%	37.5%
Capital turnover 1)	1.3	–7%	1.4	1.4	1.4	1.2
Adjusted working capital, SEK million 1)	59,667	31%	45,613	48,821	52,508	56,439
Gross cash, SEK million	97,608	35%	72,045	72,192	68,996	67,702
Net cash, SEK million	65,777	57%	41,885	34,496	35,871	34,657
Adjusted earnings (loss) per share, SEK	7.26	25%	5.83	1.07	0.27	–3.24

Statistical data, year-end
Number of employees	101,322	0%	100,824	99,417	95,359	100,735
of which in Sweden	14,183	8%	13,173	12,730	12,502	13,864
Export sales from Sweden, SEK million 1)	140,898	7%	132,269	120,822	109,969	87,463

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)	For 2021, as proposed by the Board of Directors.
3)	A reconciliation to the most directly reconcilable line items in the financial statements for 2021 and four comparison years is available on pages 102–106.

101 Financial Report 2021 | Five-year summary – Non-financial information	Ericsson Annual Report on Form 20-F 2021

Five-year summary –
Non-financial
information

Five-year summary
	2021	Change	2020	2019	2018	2017
Employees
Employee headcount at year-end	101,322	0%	100,824	99,417	95,359	100,735
Average number of employees	100,757	2%	98,589	94,503	97,843	107,369
Employees who have left the Company	11,631	48%	7,839	11,078	16,630	21,791
Employees who have joined the Company	12,129	31%	9,246	15,136	11,254	11,062

Employee diversity by age at year-end (%)
Under 25 years old	3	0%	3	3	3	4
25–35 years old	31	–6%	33	35	36	37
36–45 years old	34	0%	34	32	32	32
46–55 years old	23	5%	22	22	22	21
Over 55 years old	9	13%	8	8	7	7

Female representation (%)
All employees	25	0%	25	25	23	25
Line managers	21	0%	21	20	20	20
Executive population	36	13%	32	32	31	27
Executive Team	20	0%	20	20	27	36
Board of Directors	23	0%	23	23	23	43

Compliance concerns, sensitive business and information security
Total number of reported compliance concerns	1,059	14%	933	538	445	412
Total number of cases reviewed in the Sensitive business process	722	–13%	828	651	587	846
Total number of information security and privacy incidents reported	2,463	–3%	2,533	3,840	3,312	3,235

Occupational health and safety
Number of fatalities – Ericsson employees	1	–	0	0	0	0
Number of fatalities – Supply chain and public	13	86%	7	11	14	23
Number of major incidents – Ericsson employees	56	–15%	66	122	83	1)
Number of major incidents – Supply chain and public	50	39%	36	57	33	1)
Number of lost workday incidents – Ericsson employees	77	–14%	90	180	143	1)
Number of lost workday incident – Supply chain and public	68	28%	53	87	61	1)

Responsible management of suppliers
Tier one suppliers risk assessed (%) 2)	99	0%	99	98	47	–

Energy consumption (facility energy usage) (GWh)
Electricity and cooling – non-renewable	189	4%	182	255	299	347
Electricity and cooling – renewable	391	0%	390	333	335	357
District heating	26	13%	23	26	33	33
Local heating and backup electricity	25	–24%	33	50	49	45
Energy intensity (GWh/net sales SEK billion)	2.7	0%	2.7	2.9	3.4	3.8

Waste, product take-back and water
Waste generated at facilities (tonnes)	6,777	–2%	6,916	11,013	10,217	11,755
of which recycled (%)	67	38%	49	44	34	38
Product take-back (tonnes)	8,849	–13%	10,204	8,403	8,380	12,252
of which recycled or re-used (%)	96	1%	95	93	93	94
Total water consumption (Mm 3 )	1.2	–20%	1.5	1.5	1.6	1.8

Green House Gas Emissions (CO 2 e) (Ktonne)
Direct emissions – Scope 1	38	–5%	40	49	54	73
Indirect emissions – Scope 2 (market based)	58	–22%	74	124	134	156
Other indirect emissions – Scope 3 3)	34,637	–5%	36,605	35,877	–	–
Emissions intensity (Ktonnes CO2e/net sales SEK billion)
Scope 1	0.16	–8%	0.17	0.22	0.26	0.36
Scope 2 (market based)	0.25	–22%	0.32	0.55	0.64	0.76

1)	Due to limitations in data availability, reporting on major incidents and lost-time incident broken down on employees and supply chain/public for 2017 is not possible.
2)	The process was formalized in 2018 wherefore comparative figures before that year are not available.
3)	Scope of reporting has been updated during 2021 wherefore comparable figures for 2018 and 2017 are not available.

102 Financial Report 2021 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2021

Alternative performance measures

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. This section includes a reconciliation of the APM’s to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.
APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.
Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.
The APMs presented in this report may differ from similarly titled measures used by other companies.
As from 2021 Operating income has been renamed as EBIT and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remain unchanged. The APMs have been updated with the new names.
As from 2021 EBITA excluding restructuring charges has been added. The main reason for the update is that Ericsson’s long-term target is expressed as EBITA excluding restructuring charges as a percentage of net sales.

Adjusted earnings (loss) per share 1)
SEK	2021	2020	2019	2018	2017
Earnings (loss) per share, diluted	6.81	5.26	0.67	–1.98	–9.94
Restructuring charges	0.13	0.30	0.18	1.88	1.93
Amortizations and write-downs of acquired intangibles	0.32	0.27	0.22	0.37	4.77
Adjusted earnings (loss) per share	7.26	5.83	1.07	0.27	–3.24

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Adjusted earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.	Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-downs of acquired intangible assets from acquired companies.

Adjusted working capital 1)
SEK million	2021	2020	2019	2018	2017
Current assets	174,805	149,795	153,914	161,167	153,423
Current non-interest-bearing provisions and liabilities
Provisions, current	–5,782	–7,580	–8,244	–10,537	–6,283
Contract liabilities	–32,834	–26,440	–29,041	–29,348	–29,076
Trade payables	–35,684	–31,988	–30,403	–29,883	–26,320
Current tax liabilities 2)	–2,917	–4,486	–	–	–
Other current liabilities 2)	–37,921	–33,688	–37,405	–38,891	–35,305
Adjusted working capital	59,667	45,613	48,821	52,508	56,439

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)
As from 2021 current tax liabilities is presented as a separate line item in the balance sheet and the comparison year 2020 has been updated accordingly. For 2017– 2019 the current tax liabilities is included in other current liabilities.

Definition	Reason to use
Current assets less current
non-interest-bearing
provisions and liabilities (which include: current provisions, contract liabilities, trade payables, current tax liabilities and other current liabilities).	Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received.

103 Financial Report 2021 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2021

Capital employed 1)
SEK million	2021	2020	2019	2018	2017
Total assets	305,614	271,530	276,383	268,761	259,882
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,722	2,886	2,679	5,471	3,596
Deferred tax liabilities	884	1,089	1,224	670	901
Other non-current liabilities	1,587	1,383	2,114	4,346	2,776
Provisions, current	5,782	7,580	8,244	10,537	6,283
Contract liabilities	32,834	26,440	29,041	29,348	29,076
Trade payables	35,684	31,988	30,403	29,883	26,320
Current tax liabilities 2)	2,917	4,486	–	–	–
Other current liabilities 2)	37,921	33,688	37,405	38,891	35,305
Capital employed	184,283	161,990	165,273	149,615	155,625

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)
As from 2021 current tax liabilities is presented as a separate line item in the balance sheet and the comparison year 2020 has been updated accordingly. For 2017–2019 the current tax liabilities is included in other current liabilities.

Definition	Reason to use
Total assets less non-interest-bearing provisions and liabilities.	Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover 1)
SEK million	2021	2020	2019	2018	2017
Net sales	232,314	232,390	227,216	210,838	205,378
Average capital employed
Capital employed at beginning of period	161,990	165,273	149,615	155,625	185,666
Capital employed at end of period	184,283	161,990	165,273	149,615	155,625
Average capital employed	173,137	163,632	157,444	152,620	170,646
Capital turnover (times)	1.3	1.4	1.4	1.4	1.2

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Net sales divided by average capital employed.	Capital turnover indicates how effectively investment capital is used to generate revenues.

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges 1)
SEK million	2021	2020	2019	2018	2017
Net income (loss)	22,980	17,623	1,840	–6,276	–32,433
Income tax	6,270	9,589	6,922	4,813	–3,525
Financial income and expenses, net	2,530	596	1,802	2,705	1,215
Amortizations and write-downs of acquired intangibles	1,477	1,220	1,038	1,662	16,652
EBITA (loss)	33,257	29,028	11,602	2,904	–18,091
Net sales	232,314	232,390	227,216	210,838	205,378
EBITA margin (%)	14.3%	12.5%	5.1%	1.4%	–8.8%
Restructuring charges	549	1,306	798	8,015	8,501
EBITA (loss) excluding restructuring charges	33,806	30,334	12,400	10,919	–9,590
EBITA margin excluding restructuring charges (%)	14.6%	13.1%	5.5%	5.2%	–4.7%

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Earnings (loss) before interest, taxes, amortizations and
write-downs
of acquired intangibles, as a percentage of net sales. Reported EBITA (loss) excluding restructuring charges as a percentage of net sales.	Amortizations and write-downs of intangible assets are normally non-cash
items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies. The Company’s view is that EBITA margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

104 Financial Report 2021 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2021

EBIT and EBIT margin / EBIT and EBIT margin excluding restructuring charges 1)
SEK million	2021	2020	2019	2018	2017
EBIT (loss)	31,780	27,808	10,564	1,242	–34,743
Net sales	232,314	232,390	227,216	210,838	205,378
EBIT margin (%)	13.7%	12.0%	4.6%	0.6%	–16.9%
Restructuring charges	549	1,306	798	8,015	8,501
EBIT (loss) excluding restructuring charges	32,329	29,114	11,362	9,257	–26,242
EBIT margin excluding restructuring charges (%)	13.9%	12.5%	5.0%	4.4%	–12.8%

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Reported EBIT (loss) as a percentage of net sales. Reported EBIT (loss) excluding restructuring charges as a percentage of net sales.	EBIT margin shows the EBIT in percentage of net sales. EBIT margin is a key internal measure as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term. The Company’s view is that EBIT margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

Equity ratio 1)
SEK million	2021	2020	2019	2018	2017
Total equity	107,099	85,177	81,878	87,770	97,571
Total assets	305,614	271,530	276,383	268,761	259,882
Equity ratio (%)	35.0%	31.4%	29.6%	32.7%	37.5%

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Equity expressed as a percentage of total assets.	An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Free cash flow before M&A / Free cash flow after M&A
SEK million	2021	2020	2019	2018	2017
Cash flow from operating activities	39.065	28,933	16,873	9,342	9,601
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	–3,663	–4,493	–5,118	–3,975	–3,877
Sales of property, plant and equipment	115	254	744	334	1,016
Product development	–962	–817	–1,545	–925	–1,444
Other investing activities	–131	801	–331	–523	–463
Repayment of lease liabilities	–2,368	–2,417	–2,990	–	–
Free cash flow before M&A	32,056	22,261	7,633	4,253	4,833
Acquisitions of subsidiaries and other operations	–389	–9,657	–1,753	–1,618	–289
Divestments of subsidiaries and other operations	448	59	248	333	565
Free cash flow after M&A	32,115	12,663	6,128	2,968	5,109

Definition	Reason to use
Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities. Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A represents the cash that the Company generates after capital expenditures, other investments and repayment of lease liabilities. The Company believes that free cash flow before M&A is a good way of reflecting the cash flows generated by the Company that can be used to expand the business, invest in subsidiaries, pay dividends and reduce debt.
Free cash flow after M&A represents the cash that the Company generates after capital expenditures, other investments, repayment of lease liabilities and acquisitions/divestments of subsidiaries. The Company believes that free cash flow after M&A is a good way of reflecting the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt.

105 Financial Report 2021 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2021

Gross cash
SEK million	2021	2020	2019	2018	2017
Cash and cash equivalents	54,050	43,612	45,079	38,389	35,884
Interest-bearing securities, current	12,932	6,820	6,759	6,625	6,713
Interest-bearing securities, non-current	30,626	21,613	20,354	23,982	25,105
Gross cash	97,608	72,045	72,192	68,996	67,702

Definition	Reason to use
Cash and cash equivalents plus interest-bearing securities (current and non-current).	Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin and Gross margin excluding restructuring charges 1)
SEK million	2021	2020	2019	2018	2017
Gross income	100,749	93,724	84,824	68,200	47,927
Net sales	232,314	232,390	227,216	210,838	205,378
Gross margin (%)	43.4%	40.3%	37.3%	32.3%	23.3%
Restructuring charges included in cost of sales	273	725	337	5,938	5,242
Gross income excluding restructuring charges	101,022	94,449	85,161	74,138	53,169
Gross margin excluding restructuring charges (%)	43.5%	40.6%	37.5%	35.2%	25.9%

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Reported gross income as a percentage of net sales. Reported gross income excluding restructuring charges as a percentage of net sales.	Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development. The Company’s view is that gross margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

Net cash
SEK million	2021	2020	2019	2018	2017
Cash and cash equivalents	54,050	43,612	45,079	38,389	35,884
+ Interest-bearing securities, current	12,932	6,820	6,759	6,625	6,713
+ Interest-bearing securities, non-current	30,626	21,613	20,354	23,982	25,105
– Borrowings, current	9,590	7,942	9,439	2,255	2,545
– Borrowings, non-current	22,241	22,218	28,257	30,870	30,500
Net cash	65,777	41,885	34,496	35,871	34,657

Definition	Reason to use
Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).	A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs.

Operating expenses, excluding restructuring charges
SEK million	2021	2020	2019	2018	2017
Operating expenses	–69,071	–66,280	–64,215	–66,848	–70,563
Restructuring charges included in R&D expenses	137	411	344	1,293	2,307
Restructuring charges included in selling and administrative expenses	139	170	117	784	952
Operating expenses, excluding restructuring charges	–68,795	–65,699	–63,754	–64,771	–67,304

Definition	Reason to use
Reported operating expenses, excluding restructuring charges.	Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

106 Financial Report 2021 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2021

Return on capital employed 1)
SEK million	2021	2020	2019	2018	2017
EBIT (loss)	31,780	27,808	10,564	1,242	–34,743
Average capital employed
Capital employed at beginning of period	161,990	165,273	149,615	155,625	185,667
Capital employed at end of period	184,283	161,990	165,273	149,615	155,625
Average capital employed	173,137	163,632	157,444	152,620	170,646
Return on capital employed (%)	18.4%	17.0%	6.7%	0.8%	–20.4%
1)
2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use
Reported EBIT (loss) as a percentage of average capital employed.	Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity 1)
SEK million	2021	2020	2019	2018	2017
Net income (loss) attributable to owners of the Parent Company	22,694	17,483	2,223	–6,530	–32,576
Average stockholders’ equity
Stockholders’ equity, beginning of period 2)	86,674	82,559	86,729	95,952	134,582
Stockholders’ equity, end of period	108,775	86,674	82,559	86,978	96,935
Average stockholders’ equity	97,725	84,617	84,644	91,465	115,759
Return on equity (%)	23.2%	20.7%	2.6%	–7.1%	–28.1%
1)
2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)
For 2019, adjusted opening balance due to implementation of IFRS 16 “Leases,” and for 2018, adjusted opening balance due to implementation of IFRS 9 “Financial instruments.”

Definition	Reason to use
Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.	Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency
SEK million	2021	2020	2019	2018
Net sales	232,314	232,390	227,216	210,838
Acquired/divested business	–1,201	–1,362	–96	–
Net FX impact	11,607	7,796	–10,675	–4,232
Comparable net sales, excluding FX impact	242,720	238,824	216,445	206,606
Comparable net sales adjusted for acquired/divested business	232,390	227,132	208,130	–
Sales growth adjusted for comparable units and currency (%)	4%	5%	4%	1%

Definition	Reason to use
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.	Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

107 Financial Report 2021 | The Ericsson share	Ericsson Annual Report on Form 20-F 2021

The Ericsson share
Share trading
The Telefonaktiebolaget LM Ericsson (the Parent Company) Class A and Class B shares (Ericsson shares) are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.
    In 2021, approximately 1.8 (2.3) billion Class B shares were traded on Nasdaq Stockholm and approximately 1.6 (2.2) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 3.5 (4.5) billion Ericsson Class B shares were thus traded on the exchanges in Stockholm and in the United States. According to Nasdaq, trading volume in Ericsson shares decreased by approximately 21% on Nasdaq Stockholm and decreased by approximately 25% in the United States when compared to 2020.

Share trading on different market places (class B shares)
    With the implementation of the Mifid directive in the EU, share trading became heavily fragmented across a large number of venues and trading categories. Trading on MTFs (multilateral trading facilities) and other venues gained market shares from stock exchanges such as Nasdaq Stockholm. In the last few years however, following a series of merger and acquisitions among trading venues, trading has become more concentrated.
    According to Nasdaq, trading in Stockholm represented 53% of total trading in 2021. Total trading in Ericsson B shares on all venues combined has decreased over the past five years from 7.9 billion shares in 2017 to 5.2 billion shares in 2021. Over the same period, trading of Ericsson ADS in the US has increased from 1.2 billion shares in 2017 to 1.6 billion shares.

The Ericsson share
Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote 1)	261,755,983
of which Class B shares, each carrying one tenth of one vote 1)	3,072,395,752
Ericsson treasury shares, Class B	4,009,306
Quotient value	SEK 5.00
Market capitalization, December 31, 2021	SEK 333 billion
ICB (Industry Classification Benchmark)	9,500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg Nasdaq	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters Nasdaq	ERIC.O

Changes in number of shares and capital stock 2017–2021
		Number of shares	Share capital (SEK)
2017	May 10, new issue (Class C shares, later converted to Class B-shares) 1)	3,000,000	15,000,000
2017	December 31	3,334,151,735	16,670,758,678
2018	December 31	3,334,151,735	16,670,758,678
2019	December 31	3,334,151,735	16,670,758,678
2020	December 31	3,334,151,735	16,670,758,678
2021	December 31	3,334,151,735	16,670,758,678

1)
The AGM 2017 resolved to issue 3,000,000 Class C shares for the Long-Term Variable Compensation Program 2017. In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling SEK 15 million, representing less than 0.1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Share performance indicators
	2021	2020	2019	2018	2017 4)
Earnings (loss) per share, diluted (SEK) 1)	6.81	5.26	0.67	–1.98	–9.94
Adjusted earnings (loss) per share (SEK) 2)	7.26	5.83	1.07	0.27	–3.24
Dividend per share (SEK) 3)	2.50	2.00	1.50	1.00	1.00
Total shareholder return (%)	4	22	6	47	3
P/E ratio	15	19	122	n/a	n/a

1)	Calculated on average number of shares outstanding, diluted.
2)
EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK. A reconcilation of Alternative performance measures is available on pages 102–106.

3)	For 2021 as proposed by the Board of Directors.
4)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”.
For definitions of the financial terms used including a description of alternative performance measure, see Glossary and Financial Terminology.

108 Financial Report 2021 | The Ericsson share	Ericsson Annual Report on Form 20-F 2021

Share and ADS prices
Principal trading market – Nasdaq Stockholm – share prices
The tables state the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).
    Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.
Host market – NASDAQ New York – ADS prices
The tables state the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm
(SEK)	2021	2020	2019	2018	2017
Class A at last day of trading	100.20	105.40	85.40	77.40	53.25
Class A high (Feb 15, 2021)	128.80	119.00	96.80	85.20	64.80
Class A low (Nov 3, 2021)	91.90	64.10	74.70	49.05	44.17
Class B at last day of trading	99.79	99.98	81.56	77.92	53.85
Class B high (Apr 21, 2021)	121.80	110.15	96.74	85.66	64.95
Class B low (Nov 3, 2021)	91.00	59.54	74.02	49.04	43.75
Source: Nasdaq Stockholm

Share prices on NASDAQ New York
(USD)	2021	2020	2019	2018	2017
ADS at last day of trading	10.87	11.95	8.78	8.88	6.68
ADS high (Jan 27, 2021)	15.32	12.20	10.46	9.45	7.47
ADS low (Dec 3, 2021)	9.93	6.15	7.58	6.00	5.52
Source: NASDAQ New York

Share prices on Nasdaq Stockholm and NASDAQ New York
	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
Annual high and low
2017	64.80	44.17	64.95	43.75	7.47	5.52
2018	85.20	49.05	85.66	49.04	9.45	6.00
2019	96.80	74.70	96.74	74.02	10.45	7.58
2020	119.00	64.10	110.15	59.54	12.61	6.15
2021	128.80	91.90	121.80	91.00	15.32	9.93

Quarterly high and low
2020 First Quarter	96.10	64.10	89.22	59.54	9.24	6.15
2020 Second Quarter	100.60	77.40	91.78	77.60	9.88	7.62
2020 Third Quarter	114.80	92.50	105.10	85.40	12.10	9.20
2020 Fourth Quarter	119.00	100.40	110.15	93.42	12.61	10.50
2021 First Quarter	128.80	105.40	118.05	96.90	15.32	11.55
2021 Second Quarter	122.60	104.40	121.80	104.90	14.39	12.40
2021 Third Quarter	116.00	95.40	116.16	95.58	13.40	10.88
2021 Fourth Quarter	107.00	91.90	107.04	91.00	12.24	9.93

Monthly high and low
August 2021	105.00	97.90	104.78	97.78	12.00	11.16
September 2021	104.80	95.40	104.48	95.58	12.13	10.88
October 2021	107.00	93.20	107.04	92.92	12.24	10.82
November 2021	98.70	91.90	98.59	91.00	11.19	9.94
December 2021	100.60	92.20	99.99	91.16	11.02	9.93
January 2022	116.40	99.70	115.38	97.01	12.39	10.54

1) One ADS = 1 Class B share.	Source: Nasdaq Stockholm and NASDAQ New York.

109 Financial Report 2021 | The Ericsson share	Ericsson Annual Report on Form 20-F 2021

Shareholders
As of December 31, 2021, the Parent Company had 423,904 shareholders registered at Euroclear Sweden AB (the Central Securities Depository – CSD), of which 698 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 335,317,026 ADSs outstanding as of December 31, 2021, and 3,041 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 14, 2022, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 214,032.
    According to information known at
year-end
2021, approximately 87% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.
    The table below shows the total number of shares in the Parent Company owned by the Executive Team and Board members (including Deputy employee representatives) as a group as of December 31, 2021.

The Executive Team and Board members, ownership
	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Team and Board members as a group ( 30 persons)	1,708	3,077,014	0.05%
For individual holdings, see Corporate Governance Report.
Geographical ownership breakdown of share capital including
retail shareholders and treasury shares
Percent of capital

Source: Nasdaq
Ownership breakdown by type of owner
Percentage of voting rights

Source: Nasdaq
1)	Together with SHB Pensionsstiftelse and Pensionkassan SHB Tjänstepensionsförening.

Number of shares 1)
Holding	No. of shareholders	No. of A shares	No. of B shares	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	339,582	1,476,912	42,268,120	1.31%	1.00%	4,365,922
501–1,000	38,180	986,204	28,029,100	0.87%	0.67%	2,895,842
1,001–5,000	37,886	2,805,648	79,845,443	2.48%	1.90%	8,248,903
5,001–10,000	4,762	1,050,198	32,985,657	1.02%	0.76%	3,396,869
10,001–15,000	1,266	373,924	15,224,160	0.47%	0.33%	1,556,686
15,001–20,000	599	311,008	10,431,025	0.32%	0.24%	1,072,075
20,001–	1,626	254,752,089	2,863,287,988	93.52%	95.09%	311,253,668
Total, December 31, 2021 2)	423,904	261,755,983	3,072,395,752	100%	100%	332,822,322

1)	Source: Euroclear.
2)	Includes a nominee reporting discrepancy of 324,264 shares.
The following table shows share information as of December 31 2021 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2021, 2020 and 2019.

Largest shareholders December 31, 2020 and percentage of voting rights December 31, 2021, 2020 and 2019
Identity of person or group 1)	Number of Class A shares	Of total Class A shares percent	Number of Class B shares	Of total Class B shares percent	Of total Class A+B shares percent	2021 Voting rights percent	2020 Voting rights percent	2019 Voting rights percent
Investor AB	120,762,803	46.14	145,982,932	4.75	8.00	23.79	22.81	22.53
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	2.61	15.14	15.14	15.14
AMF Tjänstepension & AMF Fonder	20,650,000	7.89	41,849,713	1.36	1.87	4.36	2.56	2.71
Cevian Capital	339,228	0.13	151,386,082	4.93	4.55	2.72	3.25	4.99
BlackRock Institutional Trust Company, N.A.	522	0.00	137,111,236	4.46	4.11	2.41	2.35	2.16
Swedbank Robur Fonder AB 2)	8,277	0.00	127,530,652	4.15	3.83	2.24	2.31	2.33
AFA Försäkring AB	11,484,600	4.39	1,881,329	0.06	0.40	2.05	1.99	2.06
PRIMECAP Management Company	0	0.00	105,576,247	3.44	3.17	1.86	2.18	2.32
The Vanguard Group, Inc.	867,142	0.33	80,337,772	2.61	2.44	1.56	1.42	1.46
Livförsäkringsbolaget Skandia, ömsesidigt	4,417,721	1.69	23,875,322	0.78	0.85	1.20	1.17	1.18
Fidelity International	0	0.00	59,948,762	1.95	1.80	1.05	0.79	0.57
Tredje AP Fonden	4,253,533	1.62	15,657,855	0.51	0.60	1.02	0.44	0.53
State Street Global Advisors (US)	0	0.00	53,785,677	1.75	1.61	0.95	0.97	1.03
Handelsbanken Asset Management	11,352	0.00	52,624,728	1.71	1.58	0.93	0.89	1.25
Norges Bank Investment Management (NBIM)	260,203	0.10	48,011,969	1.56	1.45	0.89	1.03	1.49
Others	12,647,987	4.83	2,025,835,476	65.94	61.14	37.83	40.71	38.24
Total	261,755,983	100	3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq
2)
In 2019 Annual report, Folksam’s holdings were included in Swedbank Robur Fonder AB’s holdings for 2019, which is why Swedbank Robur Fonder AB’s holdings were then stated as 3.07% of the voting rights and 5.24% of the number of shares for 2019.

110 Financial Report 2021 | The Ericsson share	Ericsson Annual Report on Form 20-F 2021

Share trend
In 2021, Ericsson’s total market capitalization increased by 2.2% to SEK 333 billion, compared to an increase by 19.7% reaching SEK 326 billion in 2020. In 2021, the index, OMX Stockholm, on Nasdaq Stockholm increased by 29.1%, the Nasdaq composite index increased by 21.4% and the S&P 500 Index increased by 26.9%.

1)	EPS, diluted, excl. restructuring charges, amortizations and write-downs of acquired intangible assets, SEK. A reconciliation of Alternative performance measures is available on pages 102–106.
2)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”.

1)	For 2021 as proposed by the Board of Directors.

111 Financial Report 2021 | Shareholder information	Ericsson Annual Report on Form 20-F 2021

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2022 will be held on Tuesday, March 29, 2022 at 3 p.m.
    Due to
COVID-19,
the Board of Directors has decided that the Annual General Meeting of shareholders 2022 will be conducted without the physical presence of shareholders, representatives and third parties and that the meeting will be conducted as a digital meeting with online participation, in accordance with the Swedish Act on temporary exceptions to facilitate the execution of general meetings in companies and other associations. Shareholders are also able to exercise their voting rights by post before the meeting.
    Information on registration and notice of participation, on how shareholders will be able to exercise their voting rights, and on proxies and assistants is found in the notice of the Annual General Meeting. Information is also available on Ericsson’s website www.ericsson.com.
Dividend
The Board of Directors will propose a dividend for 2021 of SEK 2.50 (2.00) per share to the Annual General Meeting. The dividend is proposed to be paid in two equal installments, SEK 1.25 per share with the record date March 31, 2022, and SEK 1.25 per share with the record date September 30, 2022.
Financial information from Ericsson
2021 Form
20-F
for the US market:
–	March 25, 2022
Interim reports 2022:
–	Q1, April 14, 2022
–	Q2, July 14, 2022
–	Q3, October 20, 2022
–	Q4, January 20, 2023
Annual Report 2022:
–	March, 2023

112 Financial Report 2021 | Financial terminology	Ericsson Annual Report on Form 20-F 2021

Financial terminology
1)

Adjusted earnings (loss) per share
Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.
Adjusted working capital
Current assets less current
non-interest-bearing
provisions and liabilities (which include current provisions, contract liabilities, trade payables, current tax liabilities and other current liabilities).
CAPEX
Capital expenditures.
Capital employed
Total assets less
non-interest-bearing
provisions and liabilities (which includes
non-current
provisions, deferred tax liabilities, contract liabilities, other non-current
liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).
Capital turnover
Net sales divided by average capital employed.
Compound annual growth rate (CAGR)
The year-over-year growth rate over a specified period of time.
Days sales outstanding (DSO)
Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.
Earnings (loss) per share (EPS)
Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.
Earnings (loss) per share diluted (EPS diluted)
Earnings (loss) per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares.
EBIT
Reported earnings (loss) before financial items and income tax.
EBIT margin
Reported EBIT (loss) as a percentage of net sales.
EBITA
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets
EBITA margin
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets (EBITA) as a percentage of net sales.
Equity ratio
Equity expressed as a percentage of total assets.
Free cash flow after M&A
Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A
Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).
Gross cash
Cash and cash equivalents plus interest-bearing securities (current and non-current).
Gross margin
Reported gross income as a percentage of net sales.
Inventory turnover days (ITO days)
365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).
M&A
Mergers and Acquisitions.
Net cash
Cash and cash equivalents plus interest-bearing securities (current and non-current)
less borrowings (current and
non-current).
OCI
Other comprehensive income.
OPEX
Operational expenses.
P/E ratio
The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.
Payable days
The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.
Return on capital employed
Reported EBIT (loss) as a percentage of average capital employed (based on the amounts at January 1 and December 31).
Return on equity
Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).
Sales growth adjusted for comparable units and currency
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named as organic sales.
SG&A
Selling, General & Administrative operating expenses.
Total shareholder return (TSR)
The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.
Value at Risk (VaR)
A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.
Exchange rates

Exchange rates in consolidation
	January–December
	2021	2020
SEK/EUR
Average rate 1)	10.15	10.46
Closing rate	10.24	10.06
SEK/USD
Average rate 1)	8.56	9.14
Closing rate	9.05	8.19

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

1)	For additional information of certain financial terms, see Alternative performance measures on pages 102–106.

113 Financial Report 2021 | Glossary	Ericsson Annual Report on Form 20-F 2021

Glossary

2G
Second generation of mobile systems (the first digital generation). Includes GSM, TDMA, PDC and cdmaOne.
3G
Third generation mobile systems. Includes WCDMA/HSPA, CDMA2000 and
TD-SCDMA.
4G
Forth generation mobile systems, also known as LTE.
5G
The fifth generation of mobile systems. An evolution of 4G/LTE.
BSS
Business Support Systems, the
IT-systems
that a service provider uses to run its business operations towards customers. Together with operations support systems (OSS), they are used to support various services for both business processes and the network end-to-end.
Cloud
When data and applications reside in accessible data centers.
CO
2
e
The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.
Core network
The mobile network’s core part, which offers numerous services to the end users who are interconnected by the access network. Its key function is to direct voice calls and route data traffic.
COVID-19
The disease caused by the coronavirus
(SARS-CoV-2).
COVID-19
pandemic
The global spread of the disease caused by the coronavirus
(SARS-CoV-2).
ICT
Information and Communication Technology.
IoT
Internet of things, interconnection of computing things enabling them to send and receive data.
IP
Internet Protocol. Defines how information travels between network elements across the internet.

IPR
Intellectual Property Rights, or specifically patents.
LTE
Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond 3G HSPA, allowing data rate above 100 Mbps.
Managed services
Management of operator networks and/or hosting of their services.
Mobile broadband
Wireless high-speed internet access using the HSPA, LTE,
CDMA2000EV-DO
and 5G technologies.
OSS
Operations Support Systems,
IT-systems
used by service providers to manage their networks. They support management functions such as network inventory, service provisioning, network configuration and fault management. Together with Business Support Systems (BSS), they are used to support various services for both business processes and the network end-to-end.
RAN
Radio Access Network, consists of a large number radio base stations that handsets and devices can connect to.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Corporate Governance report

Part of Ericsson Annual Report 2021

Annual Report 2021

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Part of Corporate Ericsson Annual Report Governance 2021 report Annual Report 2021 Financial Corporate Remuneration report Governance report report ericsson.com

Contents

Corporate Governance report 2021

Regulation and compliance	2

Governance structure	4

General Meetings of shareholders	5

Nomination Committee	6

Board of Directors	6

Committees of the Board of Directors	9

Remuneration to Board members	11

Members of the Board of Directors	12

Management	16

Members of the Executive Team	20

Auditor	24

Internal control over financial reporting	24

This Corporate Governance report is rendered as a separate report added to the Financial Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act.

A report from the auditor is appended here to.

1 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Corporate Governance report 2021
Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structures through which owners directly or indirectly control a company.

“For the Board, governance and compliance are a top priority. The Board oversees Ericsson’s continued strengthening of its Ethics and Compliance program to ensure that it lives up to its ambitious standards. The Company is committed to continuously developing and improving its internal processes and internal anti-corruption controls in the years to come.
    The Code of Business Ethics outlines the fundamental ethical principles and expectations for Ericsson’s business decisions and integrity. The Board fully supports the addition of integrity to the Company’s core values of respect, professionalism, and perseverance, as it clearly strengthens the Company’s ongoing cultural transformation and reflects Ericsson’s strong ambition to build an integrity-based
“speak-up”
culture.”
Ronnie Leten
Chair of the Board

2 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Regulation and compliance
External rules
As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Some relevant external rules applicable to Ericsson’s governance include:
–	The Swedish Companies Act
–	Applicable EU regulations
–	The Nordic Main Market Rulebook for Issuers of Shares, Nasdaq Nordic
–	The Swedish Corporate Governance Code (the Code)
–	The NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)
–	Applicable requirements of the US Securities and Exchange Commission (SEC).

Internal rules
In addition, to ensure compliance with legal and regulatory requirements and the high standards that Ericsson has set, Ericsson has adopted internal rules that include:
–	The Code of Business Ethics
–	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management
–	The Code of Conduct for Business Partners
The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.
Sustainability and corporate responsibility governance
Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy and culture and is embedded across its operations to drive business transformation and create value for stakeholders.
    The environmental, social and economic performance of the Company is regularly measured, assessed and externally assured. A dedicated Sustainability and Corporate Responsibility unit is accountable for developing and implementing relevant strategies, policies, steering documents, targets and processes.
    The Board of Directors oversees the Company’s sustainability and corporate responsibility strategy. The Board receives reports on risks and performance annually, or more often as needed.
    Ericsson has prepared a separate Sustainability Report in accordance with the Swedish Annual Accounts Act, named the Sustainability and Corporate Responsibility Report 2021.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code
The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code: www.corporategovernanceboard.se. Ericsson does not report any deviations from the rules of the Code in 2021.

Compliance with applicable
stock exchange rules
There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2021.

3 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

2019 Resolutions with US Authorities
In 2019, Ericsson announced the resolution of investigations by the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA). As part of the Deferred Prosecution Agreement (DPA) with the DOJ and consent judgment with the SEC, Ericsson agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance Program. In 2020, the three-year period for the monitorship commenced with the appointment of Dr. Andreas Pohlmann of the firm Pohlmann & Company – Compliance and Governance Advisory LLP as Ericsson’s monitor. The monitor’s main responsibilities include reviewing Ericsson’s compliance with the terms of the resolution and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls as well as providing recommendations for improvements.
    On October 21, 2021 Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under the DPA by failing to provide certain documents and factual information. At this time we cannot provide further details about the determination by the DOJ and cannot predict the outcome of the resolution of this matter. Ericsson has taken steps to avoid a recurrence of the issues that led to the breach determination. Ericsson is committed to cooperating openly and fully with the DOJ and its Independent Compliance Monitor consistent with all terms set out in the DPA.

The Code of Business Ethics
Ericsson’s newly revised and enhanced Code of Business Ethics (COBE), launched in 2021, outlines the Company’s fundamental ethical principles and expectations. COBE is designed to ensure that the Company pursues business with a strong sense of integrity and reflects the Company’s commitment to conducting business responsibly, consistent with all internationally recognized human rights principles and the applicable laws and regulations where the Company operates.
    COBE is applicable to all individuals performing work for Ericsson and under its control (including employees, the Board of Directors, the President and CEO, and consultants and contractors) and has been translated into 43 languages to ensure that it is understood by all. Everyone working for the Company has an individual responsibility to ensure that their business practices adhere to COBE.
    The Company reviews and updates COBE’s content periodically, and runs an acknowledgment process regularly, including during 2021, to ensure that everyone working for Ericsson has read and understood it. New employees and individuals starting work for Ericsson are also required to acknowledge their understanding of COBE upon their recruitment or on the first day of their assignment.

Ericsson’s core values

Professionalism	Respect
The Company’s core values are the foundation of its culture. They guide employees’ daily work, in how they relate to each other and the world around them and in the way the Company does business.
    The Code of Business Ethics and the Code of Conduct for Business Partners can be found on Ericsson’s website.

Perseverance	Integrity

4 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Governance structure
Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.
    A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.
    In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies who the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.
    The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day
management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.

    The external auditor of Ericsson is appointed by the shareholders at the General Meeting of shareholders.

Ownership structure
As of December 31, 2021, the Parent Company had 423,904 registered shareholders, of which 411,093 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 58.66% of the votes. The largest shareholders as of December 31, 2021 were Investor AB with approximately 23.79% of the votes (8.00% of the shares) and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Tjänstepensionsförening) with approximately 15.45% of the votes (2.95% of the shares) and AMF Tjänstepension & AMF Fonder with approximately 4.36% of the votes (1.87% of the shares).
    A significant number of the shares held by foreign investors are nominee-registered, i.e., held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

    More information on Ericsson’s shareholders can be found in the chapter “The Ericsson share” in the Financial Report.

Shares and voting rights
The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote, and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.
    The Parent Company may also issue Class C shares, which are converted into Class B shares to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.
    In the US, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.
    The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

5 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

General Meetings of shareholders
Decision-making at General Meetings
The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:
–	Amendment of the articles of association
–	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.
The Annual General Meeting of shareholders
The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.
    Shareholders who cannot participate in person may be represented by proxy. The Board of Directors may decide, in accordance with the articles of association, that the shareholders also shall be able to exercise their voting rights by post before the AGM pursuant to the procedure stated in the Swedish Companies Act. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.
    The AGM is held in Swedish and is simultaneously translated into English.
Documentation provided by the Company is available in both Swedish and English.
    The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.
    The external auditor is present at the AGM.
Ericsson’s AGM 2021
Including shareholders represented by proxy, 1,890 shareholders were represented at the AGM held on March 30, 2021 representing approximately 67% of the votes.
    Due to the
COVID-19
pandemic, the AGM 2021 was conducted without the physical presence of shareholders, representatives and third parties and the shareholders were able to exercise their voting rights only by post before the meeting. This in line with section 22 of the Act (2020:198) on temporary exceptions to facilitate the execution of general meetings in companies and other associations. To allow shareholders to listen to management and ask questions, the Company also held an on-line
shareholder event before the voting deadline.
    Decisions of the AGM 2021 included:
–	Payment of a dividend of SEK 2.00 per share to be paid in two instalments
–	Re-election of Ronnie Leten as Chair of the Board of Directors
–	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg
–	Approval of Board of Directors’ fees, in accordance with the Nomination Committee’s proposal:
-	Chair: SEK 4,225,000 (previously SEK 4,075,000)
-	Other non-employee Board members: SEK 1,060,000 each (previously SEK 1,020,000)
-	Chair of the Audit and Compliance Committee: SEK 420,000 (previously SEK 400,000)
-	Other non-employee members of the Audit and Compliance Committee: SEK 270,000 each (previously SEK 250,000)
-	Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 205,000 each (previously SEK 200,000)
-	Other non-employee members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 180,000 each (previously SEK 175,000)
–	Approval for part of the Directors’ fees to be paid in the form of synthetic shares
–	Appointment of Deloitte AB as auditor for the period up until the end of the AGM 2022
–	Amendment of the articles of association
–	Implementation of a Long-Term Variable Compensation Program 2021 (LTV 2021) for the Executive Team.
The minutes from the AGM 2021 are available on Ericsson’s website.

Contact the Board of Directors	Annual General Meeting 2022
Telefonaktiebolaget LM Ericsson	Ericsson’s AGM 2022 will take place on March
The Board of Directors Secretariat	29, 2022. Further information is available on
SE-164 83 Stockholm	Ericsson’s website.
Sweden
boardsecretariat@ericsson.com

6 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Nomination Committee
The AGM has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:
–	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and
–	The Chair of the Board of Directors.
The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee. However, the Company shall bear the reasonable expenses reasonably related to the assignment of the Nomination Committee.
Members of the Nomination Committee
The current Nomination Committee members are:
–	Johan Forssell (Investor AB), Chair of the Nomination Committee
–	Karl Åberg (AB Industrivärden)
–	Anders Oscarsson (AMF Tjänstepension & AMF Fonder)
–	Jonas Synnergren (Cevian Capital Partners Limited)
–	Ronnie Leten (the Chair of the Board of Directors).
The tasks of the Nomination Committee
The main task of the Nomination Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chair of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.
The Nomination Committee also makes the following proposals, for resolution by the AGM:
–	Remuneration to non-employee Directors elected by the AGM and remuneration to the auditor
–	Appointment of auditor, whereby candidates are selected in cooperation with the Audit and Compliance Committee of the Board
–	Election of Chair at the AGM
–	Changes to the Instruction for the Nomination Committee (if any).
Work of the Nomination Committee for the AGM 2022
The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. The complete proposals of the Nomination Committee are presented in connection with the notice convening the AGM 2022.
A good understanding of Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chair of the Board presented his views to the Committee on the Company’s strategy and challenges. The Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.
The Committee has analysed the needs of competencies in the Board and has been informed of the results of the Board work evaluation led by the Chair of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board is provided with different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.
In 2021, the Committee met with the Chair of the Audit and Compliance Committee to acquaint itself with the assessments made by the Company and the Audit and Compliance Committee of the quality and efficiency of external auditor work. The Audit and Compliance Committee also provided its recommendations on external auditor and audit fees.
As of February 22, 2022, the Nomination Committee has held four meetings.

Board of Directors
The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day
operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.
Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.
The President and CEO may be elected a Director of the Board but may not be elected Chair of the Board under the Swedish Companies Act.

Contact the Nomination Committee	Proposals to the Nomination Committee
Telefonaktiebolaget LM Ericsson	Shareholders may submit proposals to the
The Nomination Committee	Nomination Committee at any time but should
c/o The Board of Directors Secretariat	do so in due time before the AGM to ensure
SE-164 83 Stockholm	that the proposals can be considered by the
Sweden	Committee. Further information is available on
nomination.committee@ericsson.com	Ericsson’s website.

7 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Conflicts of interest
Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.
The Audit and Compliance Committee oversees the procedures for related-party transactions. The Committee has also implemented a pre-approval
process for
non-audit
services carried out by the external auditor.
Composition of the Board of Directors and diversity
The current Board of Directors consists of ten Directors elected by the shareholders at the AGM 2021 for the period until the close of the AGM 2022. The Board of Directors also consists of three employee representatives and two deputies, appointed by the trade unions for the same period of time.
The Nomination Committee advised before the AGM 2021 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is diverse also in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2021. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, 33% of the shareholder elected Board members are women.
Work procedure
In accordance with the Swedish Companies Act, the Board of Directors has adopted a work procedure for the Board and its Committees outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements the rules in the Swedish Companies Act and in the articles of association of the Company. The work procedure is reviewed, evaluated and amended by the Board as required or appropriate, and is adopted by the Board at least once a year.
Independence
The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swedish practices in lieu of the NASDAQ Stock Market independence rules.
The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2021 that, for purposes of the Code, at least six of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne.
At Board meetings where the Board members meet in person, a
non-executive
session is normally held without Ericsson management present.
Structure of the work of the Board of Directors
The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.
As the Board is responsible for financial oversight, financial information is presented and evaluated at Board meetings. Furthermore, the Chair of each Committee reports on Committee work at Board meetings and minutes from the Committee meetings are made available to all Directors.
At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings. During 2021, most of the Board meetings have been held by way of video conference due to the
COVID-19
pandemic.
The 2021 annual work cycle of the Board
–	Fourth-quarter and full-year financial results meeting
Following the end of the calendar year, the Board held a meeting which focused on the

The Board’s annual work cycle 2021

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement.

8 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

financial results of the entire year 2020 and handled the fourth-quarter financial report.
–	Board meeting (incl. statutory matters)
A Board meeting was held in connection with the AGM 2021. Members of each of the Board Committees were appointed and the Board resolved on signatory powers.
–	First interim report meeting
At the first interim report meeting, the Board addressed the interim financial report for the first quarter of the year.
–	Strategy meeting
A Board meeting was held to address particular strategic matters in further detail.
–	Second interim report meeting
At the second interim report meeting, the Board addressed the interim financial report for the second quarter of the year.
–	Strategy meeting
A Board meeting was held, in essence dedicated to short-term and long-term strategies of the Group, with particular focus on merger & acquisitions.
–	Third interim report meeting
At the third interim report meeting, the Board addressed the interim financial report for the third quarter of the year and the financial outlook.
–	Financial targets meeting
A Board meeting was held, e.g., for the Board to address the financial targets. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.
Training
New Directors receive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules.
The Board’s strategy discussions are usually combined with deep dives into issues of importance for the Ericsson Group, including business area and market area deep dives.
Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Directors.
During 2021, the Board has had deep dives into topics such as ethics and compliance and the regulatory landscape.
Auditor involvement
At the AGM 2021, Deloitte AB was reappointed external auditor.
The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides reports to management on the accounting and financial reporting of the Group.
The Audit and Compliance Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor reports on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.
In addition, the Board reviews and assesses the process for financial reporting, as described on page 25 under Internal control over financial reporting. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.
Work of the Board of Directors in 2021
In 2021, 18 Board meetings were held. For attendance at Board meetings, see the table on page 11. In addition to the Board meetings held as a part of the annual work cycle of the Board, the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.
Business strategy, ethics and compliance, geopolitics, cyber security and mergers and acquisitions, are among the matters that have been in focus within the Board during the year. Compliance, strategy and risk management are always high on the Board’s agenda as well as sustainability and corporate responsibility, which are integrated into the business strategy. The Board continuously monitors international developments and their possible impact on Ericsson.
Board work evaluation
A key objective of the Board work evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.
Each year, the Chair of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.
In 2021, Directors responded to a written questionnaire covering the Board work in general as well as the work of the Chair of the Board, the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. In addition, each Director responded to a questionnaire on the Director’s individual performance. As part of the evaluation process, the Chair of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. The Nomination Committee was informed of the results of the Board work evaluation.

Organization of the Board work
Number of Committee members as of December 31, 2021

Board of Directors

13 Directors

Audit and Compliance Committee (4 Directors) Oversight of financial reporting Oversight of internal control Oversight of auditing Oversight of the Group’s Ethics & Compliance program	Finance Committee (4 Directors) Finance strategy	Remuneration Committee (4 Directors) Guidelines for remuneration to Group management Long-Term Variable Remuneration Executive remuneration	Technology and Science Committee (5 Directors) Technology strategy and planning Technology ecosystem and partnerships Science direction

9 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Committees of the Board of Directors
The Board of Directors has currently established four Committees: the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from among the Board members.
The main task of the Committees is to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.
The minutes from the Committee meetings are made available to all Directors and the Chair of the Committee reports on the work of the Committee at Board meetings.
Audit and Compliance Committee
On behalf of the Board, the Audit and Compliance Committee monitors the following:
–	The scope and accuracy of the financial statements
–	Compliance with material legal and regulatory requirements
–	Internal control over financial reporting
–	Risk management
–	The effectiveness and appropriateness of the Group’s compliance programs including the Ethics & Compliance (E&C) Program.
The Audit and Compliance Committee also reviews the annual and interim financial reports and oversees the external audit process. In order to ensure the auditor’s independence, there are pre-approval
policies and procedures in place for audit and
non-audit
related services to be performed by the
external auditor.
Pre-approval
authority may not be delegated to management.
The Audit and Compliance Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit and Compliance Committee.
Ericsson’s external auditor is appointed by the shareholders at the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for appointment at the AGM. It also monitors the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.
The Audit and Compliance Committee oversees matters relating to compliance risk, and regularly receives reporting on compliance related matters from the Chief Legal Officer, the Chief Compliance Officer and the Head of Corporate Investigations. The Chief Legal Officer has a direct reporting line to the Audit and Compliance Committee on compliance matters that fall outside the scope of the E&C Program, and on the holistic management of legal, compliance, ethical and associated reputational risks arising in the Company’s operations. The Chief Compliance Officer has a further independent reporting line to the Committee on the areas of the E&C Program (defined as the areas of ethics, anti-bribery and -corruption, conflicts of interests, anti-money laundering and competition law). The Chief Compliance Officer regularly reports to the Committee on the effective operation of the E&C Program, including information of actual or suspected serious Code of Business Ethics (COBE) violations, insights from investigations outcomes and remediation activities, the identification of patterns of failures, and emerging risks and changes in the legal and regulatory environment. The Head of Corporate Investigations has an extraordinary reporting line to the Committee in the event s(he) is impeded or obstructed in fulfilling his/ her duties.
The Audit and Compliance Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistleblower procedures. Further, the Audit and Compliance Committee reviews the Group’s handling of information and cyber security as well as data privacy, and the Group’s environmental, social and governance (ESG) reporting and performance.
On an annual basis, the Audit and Compliance Committee receives training on topics of special relevance to the Committee, within areas such as finance, legal, compliance and cyber security. During 2021, the Committee received training on several topics including anti-corruption and competition law.
Reporting Compliance Concerns
Ericsson provides employees and other external stakeholders a dedicated communication channel for reporting compliance concerns – the Ericsson Compliance Line. The Ericsson Compliance Line is operated by a third party and it is available 24/7, 365 days per year, enabling people to report from multiple countries and in many languages. Employees and external stakeholders are encouraged to report conduct that could violate the law, Ericsson’s policies including COBE and related steering documents or the Ericsson Code of Conduct for Business Partners. Such conduct may relate to corruption, fraud, questionable accounting, deficiencies in the internal controls, auditing, environmental, occupational health and safety, human right matters, work-place respect and fairness or other matters that could constitute a breach of law, or that could harm the sustainability or reputation of Ericsson, its employees and shareholders.
Ericsson’s Allegation Management Office is responsible for the overall management process from the time an allegation of a potential compliance violation is reported to the remediation of any such substantiated violation. Corporate Investigations is responsible for ensuring that all plausible allegations

Members of the Committees as of December 31, 2021

Members of the Committees of the Board of Directors

Audit and Compliance Committee	Finance Committee	Remuneration Committee	Technology and Science Committee Kristin S. Rinne (Chair) Jan Carlson Nora Denzel Kurt Jofs Anders Ripa
Eric A. Elzvik (Chair)	Ronnie Leten (Chair)	Jon Fredrik Baksaas (Chair)
Jan Carlson	Anders Ripa	Kurt Jofs
Kurt Jofs	Helena Stjernholm	Ronnie Leten
Torbjörn Nyman	Jacob Wallenberg	Kjell-Åke Soting

10 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

of potential compliance violations assigned to Corporate Investigations are appropriately investigated and for oversight of investigations that it delegates to other Ericsson units
(e.g., Security, People) or to external third-party investigators. Group-relevant allegations reported through the Ericsson Compliance Line and other channels are reported to the Audit and Compliance Committee.
To respond to the coming into force of the EU Directive on Whistleblower Protection, and its transposition into Swedish and other local laws, Ericsson has enhanced its internal processes and is further analyzing the impact on its current allegation management process to meet further requirements entering into force during 2022.
Members of the Audit and Compliance Committee
The Audit and Compliance Committee consists of four Board members appointed by the Board in connection with the AGM 2021: Eric A. Elzvik (Chair), Jan Carlson, Kurt Jofs, and Torbjörn Nyman (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.
The composition of the Audit and Compliance Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Jan Carlson and Kurt Jofs is an “audit committee financial expert”, as defined under the SEC rules and regulations, and that each of them qualifies as financially sophisticated under the applicable Nasdaq listing rules and are familiar with the accounting practices of an international company, such as Ericsson.
Work of the Audit and Compliance Committee in 2021
The Audit and Compliance Committee held eleven meetings in 2021. Directors’ attendance is reflected in the table on page 11. During the year, the Audit and Compliance Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit-services
performed by the external auditor in accordance with such policies and procedures.
The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed updates and reports to the Ericsson Compliance Line and from other internal reporting channels including updates on on-going
investigations within the Group.
The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s E&C Program.
Finance Committee
The Finance Committee is responsible for preparing for resolution by the Board, matters related to the finance strategy such as capital structure, capital targets, rating strategy and treasury operations.
Members of the Finance Committee
The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2021: Ronnie Leten (Chair), Anders Ripa (employee representative), Helena Stjernholm and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.
Work of the Finance Committee in 2021
The Finance Committee held four meetings in 2021. Directors’ attendance is reflected in the table on page 11. During 2021, the Finance Committee assessed the Company’s financial strength and balance-sheet as well as reviewed the finance strategy including capital structure, capital targets, rating strategy and treasury operations.
Remuneration Committee
The Remuneration Committee’s responsibilities include:
–	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO
–	Reviewing and preparing, for resolution by the Board, proposals to the AGM on Guidelines for remuneration to the Executive Team
–	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements
–	Approving proposals on salary and other remuneration, including retirement compensation, for the members of the Executive Team (other than the President and CEO)
–	Approving proposals on target levels for the short-term variable compensation (STV) for the members of the Executive Team (other than the President and CEO)
–	Approving pay-out of the STV for the members of the Executive Team members (other than the President and CEO), based on achievements and performance.
In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.
Members of the Remuneration Committee
The Remuneration Committee appointed by the Board in connection with the AGM 2021 consists of four Board members: Jon Fredrik Baksaas (Chair), Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group.
During the year 2021, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.
Work of the Remuneration Committee in 2021
The Remuneration Committee held eight meetings in 2021. Director’s attendance is reflected in the table on page 11.
The Remuneration Committee reviewed and prepared a proposal for LTV 2021 for the Executive Team, for resolution by the Board and further approval by the AGM 2021. It further resolved on salaries and STV 2021 for the members of the Executive Team (other than the President and CEO), reviewed the vesting results for LTV 2018 and result of the 2020 EBIT (Group operating income) performance condition for LTV 2020, and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It reviewed the implementation of Guidelines for remuneration to the Executive Team in 2021 and resolved not to propose any changes for resolution by the Board. It also proposed the Remuneration Report 2020 to be approved by the Board and subsequently referred to the AGM 2021 for adoption.
During the latter part of 2021 the Remuneration Committee reviewed the current LTV structure and executive remuneration, including the integration of environmental, social and governance (ESG) performance measures to executive remuneration, along with 2022 targets for STV for the members of the Executive Team (other than the President and CEO) and the Remuneration Report 2021. The resulting proposals on LTV 2022 and the

11 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Remuneration Report will be referred to the AGM 2022 for approval.
For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – note G2 Information regarding members of the Board of Directors and Group management and note G3 “Share-based compensation” in the Financial report and the Remuneration report.
Technology and Science Committee
The responsibilities of the Technology and Science Committee include:
–	Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem, relationships and partnerships
–	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.
Members of the Technology and Science Committee
The Technology and Science Committee consists of five Board members appointed by the Board in connection with the AGM 2021: Kristin S. Rinne (Chair), Jan Carlson, Nora Denzel, Kurt Jofs and Anders Ripa (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.
Work of the Technology and Science Committee in 2021
The Technology and Science Committee held four meetings in 2021. Directors’ attendance is reflected in the table below. The Technology and Science Committee has during the year reviewed selected focus areas:
–	Network evolution
–	Semiconductor industry
–	Artificial Intelligence
–	Cloud and edge technologies
–	Energy and sustainability.

Directors’ attendance and fees 2021
	Fees resolved by the AGM 2021		Number of Board/Committee meetings attended in 2021
Board member	Board fees, SEK 1)	Committee fees, SEK	Board	Audit and Compliance- Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Ronnie Leten	4,225,000	385,000	18		4	8
Helena Stjernholm	1,060,000	180,000	18		4
Jacob Wallenberg	1,060,000	180,000	18		4
Jon Fredrik Baksaas	1,060,000	205,000	18			8
Jan Carlson	1,060,000	450,000	18	10			4
Nora Denzel	1,060,000	180,000	18				4
Börje Ekholm	– 2)	–	18
Eric A. Elzvik	1,060,000	420,000	18	11
Kurt Jofs	1,060,000	630,000	18	11		8	4
Kristin S. Rinne	1,060,000	205,000	18				4
Torbjörn Nyman	27,000 3)	16,500 3)	18	11
Anders Ripa 4)	27,000 3)	9,000 3)	18		3		3
Kjell-Åke Soting	27,000 3)	12,000 3)	18			8
Roger Svensson 5)	4,500 3)	3,000 3)	3		1		1
Per Holmberg 6)	21,000 3)	–	14
Ulf Rosberg 7)	22,500 3)	–	15
Loredana Roslund	27,000 3)	–	18
Total number of meetings			18	11	4	8	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.
3)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.
4)	Appointed employee representative Board member as of March 30, 2021 (previously deputy employee representative Board member).
5)	Resigned as employee representative Board member as of March 30, 2021.
6)	Resigned as deputy employee representative Board member as of November 3, 2021.
7)	Appointed deputy employee representative Board member as of March 30, 2021.

Remuneration to Board members
Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.
The AGM 2021 approved the Nomination Committee’s proposal for fees to non-employee
Board members for Board and Committee work. For further information on Board of Directors’ fees 2021, please refer to Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report.
The shareholders at the AGM 2021 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Directors’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the
Company’s
year-end
financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2021 and to the minutes from the AGM 2021, which are available at Ericsson’s website.

12 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Members of the Board of Directors
Board members elected by the AGM 2021

Ronnie Leten	Helena Stjernholm	Jacob Wallenberg	Jon Fredrik Baksaas
Chair of the Board of Directors, Chair of the Finance Committee, Member of the Remuneration Committee	Deputy Chair of the Board of Directors, Member of the Finance Committee	Deputy Chair of the Board of Directors, Member of the Finance Committee	Chair of the Remuneration Committee

First elected	First elected	First elected	First elected
2018	2016	2011	2017

Born	Born	Born	Born
1956	1970	1956	1954

Education	Education	Education	Education
Master of Science in Applied Economics, University of Hasselt, Belgium.	Master of Business Administration, Stockholm School of Economics, Sweden.	Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.	Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Nationality	Nationality	Nationality	Nationality
Belgium	Sweden	Sweden	Norway

Board Chair	Board Chair	Board Chair	Board Chair
Epiroc AB and Piab	–	Investor AB	Statnett SA and DNV GL Group AS

Deputy Board Chair
ABB Ltd., FAM and Patricia Industries

Board Member	Board Member	Board Member	Board Member
–	AB Industrivärden, AB Volvo and Sandvik AB	The Knut and Alice Wallenberg Foundation, Wallenberg Investments AB and Nasdaq Inc.	Svenska Handelsbanken AB.

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
100,000 Class B shares 1) , 128,452 call options 2) . and 94,954 synthetic shares 3) .	20,060 Class B shares 1) and 32,208 synthetic shares 3) .	427,703 Class B shares 1) and 48,315 synthetic shares 3) .	42,999 synthetic shares 3) .

Principal work experience and other information	Principal work experience and other information	Principal work experience and other information	Principal work experience and other information
President and CEO of Atlas Copco AB 2009–2017 and various leadership positions within the Atlas Copco Group 1997–2009 and 1985–1995. Previous positions include plant manager of Tenneco Automotive Inc., Belgium, 1995–1997 and various positions within General Biscuits 1979–1985.	President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008– 2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).	Chair of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chair of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chair of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chair of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua University.	President and CEO of Telenor Group (2002–2015). Previous positions within the Telenor Group since 1989, including Deputy CEO, CFO and CEO of TBK AS. Positions before Telenor include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008–2016) and Chair of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)	Call options issued by Investor AB entitling to purchase Ericsson Class B shares.
3)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

13 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Jan Carlson	Nora Denzel	Börje Ekholm	Eric A. Elzvik
Member of the Audit and Compliance Committee and the Technology and Science Committee	Member of the Technology and Science Committee	President, CEO and Member of the Board	Chair of the Audit and Compliance Committee

First elected	First elected	First elected	First elected
2017	2013	2006	2017

Born	Born	Born	Born
1960	1962	1963	1960

Education	Education	Education	Education
Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.	Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.	Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.	Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality	Nationality	Nationality	Nationality
Sweden	USA and Ireland	Sweden and USA	Sweden and Switzerland

Board Chair	Board Chair	Board Chair	Board Chair
Autoliv Inc. and Veoneer Inc.	–	–	Global Connect Group

Board Member	Board Member	Board Member	Board Member
–	Advanced Micro Devices Inc., NortonLifeLock Inc. and SUSE	Alibaba Group and Trimble Inc.	Landis+Gyr Group AG, AB Volvo and VFS Global

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
7,900 Class B shares 1) and 48,315 synthetic shares 2) .	3,850 ADS 1) and 16,102 synthetic shares 2)	260,351 Class B shares, 1,009,000 ADS 1) and 2,000,000 call options 3) .	10,000 Class B shares 1) and 16,102 synthetic shares 2)

Principal work experience and other information	Principal work experience and other information	Principal work experience and other information	Principal work experience and other information
Chair and President and CEO of Veoneer Inc. since June 2018. President and CEO of Autoliv Inc. 2007–2018 and Chair of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.	CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008– 2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by Dell EMC) and various engineering, marketing and executive positions at IBM. Non- Profit board member of the National Association of Corporate Directors (NACD) Northern California Chapter.	President and CEO of Telefonaktiebolaget LM Ericsson since 2017. CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.	CFO and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures. Currently, senior industrial advisor to EQT.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

3)
Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report).

14 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Board members elected by the AGM 2021, cont’d.

Kurt Jofs	Kristin S. Rinne
Member of the Remuneration Committee, the Audit and Compliance Committee and the Technology and Science Committee	Chair of the Technology and Science Committee

First elected	First elected
2018	2016

Born	Born
1958	1954

Education	Education
Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.	Bachelor of Arts, Washburn University, USA.

Nationality	Nationality
Sweden	USA

Board Chair	Board Chair
–	–

Board Member	Board Member
AB Volvo, Feal AB and Arjeplog Hotel Silverhatten AB	Synchronoss

Holdings in Ericsson	Holdings in Ericsson
50,450 Class B shares 1) and 19,378 synthetic shares 2) .	22,666 synthetic shares 2) .

Principal work experience and other information	Principal work experience and other information
Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business 2003–2008, CEO of Segerström & Svensson 1999–2001. CEO of Linjebuss 1996–1999, and various positions within ABB and Ericsson.	Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Trustee of Washburn University Foundation. Member of the Advisory Board of Link Labs.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related person, if applicable.
2)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

15 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Board members and deputies appointed by the trade unions

Torbjörn Nyman	Anders Ripa	Kjell-Åke Soting
Employee representative, Member of the Audit and Compliance Committee	Employee representative, Member of the Finance Committee and of the Technology and Science Committee	Employee representative, Member of the Remuneration Committee

First appointed	First appointed	First appointed
2017	2017	2016

Born	Born	Born
1961	1962	1963

Appointed by	Appointed by	Appointed by
LO, the Swedish Trade Union Confederation	PTK	PTK

Nationality	Nationality	Nationality
Sweden	Sweden	Sweden

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
33,828 Class B shares 1) .	2,377 Class B shares and 1,708 Class A shares 1) .	9,107 Class B shares 1) .

Employed since	Employed since	Employed since
1996 Working as ICT Strategic Product Manager within Business Area Networks.	1998 Working as Security Advisor for Mission Critical Networks within Business Area Networks.	1996 Working as Global SQA Manager within Business Area Networks.

Ulf Rosberg	Loredana Roslund
Employee representative – Deputy	Employee representative – Deputy

First appointed	First appointed
2021	2017

Born	Born
1964	1967

Appointed by	Appointed by
PTK	PTK

Nationality	Nationality
Sweden	Sweden

Holdings in Ericsson	Holdings in Ericsson
10 Class B shares 1) .	2,271 Class B shares 1) .

Employed since	Employed since
1985 Working as System Manager within R&D, Business Area Networks.	1994 Working as Project Manager within R&D, Business Area Networks.
Börje Ekholm was the only Director who held an operational management position at Ericsson in 2021.
Per Holmberg left his position as deputy Employee representative of the Board of Directors on November 3, 2021.

1)
The number of shares and ADS reflects ownership as of December 31, 2021 and includes holdings by related persons, if applicable.

16 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Management
The President and CEO and the
Executive Team
The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day
operations and is supported by the other members of the Executive Team.
The role of the Executive Team is to:
–	Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture
–	Determine targets for operational units, allocate resources and monitor unit performance
–	Secure operational excellence and realize global synergies through efficient organization of the Group.
The organizational structure includes four business areas, five geographical market areas and a number of supporting group functions.
Business areas
are responsible for developing competitive
product-led
business solutions, including both products and services and for investing in research and development for technology and cost leadership.
Segments
have been defined for financial reporting purposes based on the business areas. See further information in Note B1, “Segment Information” in the Financial Report.
Market areas
are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.
Group functions
are responsible for providing an effective support platform to the market areas and business areas to drive synergies and align ways of working across units and for driving the corporate agenda.
The Executive Team members as of December 31, 2021, are presented on pages 20–23.
Remuneration to the Executive Team
Guidelines for remuneration to the Executive Team were approved by the AGM 2020. For further information on fixed and variable remuneration, see the Remuneration Report and note G2, “Information regarding members of the Board of Directors and the Group management” in the Financial Report.
The Ericsson Group Management System
Ericsson has a global management system, the Ericsson Group Management System (EGMS). EGMS aims to ensure an adequate and effective management and continual improvement of Ericsson’s operations, ensure ISO certification as decided, support effecting Ericsson’s core values, contribute to the corporate culture, and ensure that the business is managed:
–	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees)
–	Within established risk limits and with reliable internal control (win with integrity)
–	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.
EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through governance structures, ways of working, processes, organizational descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson operates. EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system to enable Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analysis and after putting them into the Ericsson context.
The main elements of EGMS are:
–	Management and control
–	Ericsson business processes
–	Organization and resources, culture.
Management and control
Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coordinated cycles; capturing the overall strategic direction, market development and progress of strategy execution.
Group-wide policies, directives and instructions govern how the organization works and are core elements in managing and directing Ericsson. The policies, directives and instructions contain, among other things, the Code of Business Ethics, the Code of Conduct for Business Partners and accounting and reporting directives to fulfill external reporting requirements. Ericsson has a Group Steering Documents Committee that works to align policies and directives with Group strategies, values and structures.

17 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Ericsson business processes
Ericsson business processes are a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand.
Ericsson business processes offer capabilities to translate customer requirements into defined hardware, software, solutions and services offered by Ericsson.
Organization and resources
Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business areas and market areas. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in approximately 150 countries. The company culture is defined by the core values, respect, professionalism, perseverance and integrity, as well as the five focus areas of the culture transformation initiative: Ericsson on the Move.
Chief Compliance Officer
Ericsson’s Board of Directors and Executive Team are committed to ensuring ethics and compliance remain a priority for the Group. The Audit and Compliance Committee monitors the effectiveness and appropriateness of Ericsson’s Ethics & Compliance (E&C) Program. The

Chief Compliance Officer (CCO) oversees the operation of the E&C Program, with particular focus on ethics, anti-bribery and -corruption, conflicts of interests, anti-money laundering, and competition. The CCO advises and updates the Group Compliance Committee, the CEO, Executive Team, the Audit and Compliance Committee and the Board on operations relating to the E&C Program. The CCO has a dual reporting line to the Chief Legal Officer and to the Audit and Compliance Committee to ensure adequate independence of the Compliance Office. Compliance officers, located at Ericsson’s headquarters in Stockholm, Sweden, and in other geographies support Ericsson’s market area and business area operating model and report to the CCO.
Insider Committee
Ericsson has established an Insider Committee to make assessments relating to the disclosure of inside information. The Insider Committee comprises the Chief Legal Officer, the Chief Financial Officer and the Chief Marketing and Communications Officer.
Audits, assessments and certification
The purpose of audits and assessments is to determine the level of compliance and to provide valuable information for understanding, analyzing and continually improving performance, to ensure that the EGMS is adequate and effective in managing Ericsson’s operations. Management monitors compliance with policies, directives, instructions and processes through internal self-assessment activities within the respective units. This is complemented by internal and external audits and assessments.
To ensure fulfilment of demands and requirements from customers and other external stakeholders, Ericsson takes conscious decisions on certification. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third party via an assessment activity.
As EGMS is a global system, group-wide ISO certificates are issued by a third party certification body proving that the system is efficient throughout the organization as well as compliant to the ISO standards in scope. Ericsson’s operations are currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment), ISO 45001 (Health & Safety) and ISO 27001 (Information Security). Selected Ericsson units are also certified to TL 9000 (telecom-specific standard). EGMS is also assessed within the scope of the audit plan of Ericsson’s internal audit function (Corporate Audit).
ISO/management system assessments are performed by BSI (British Standards Institution). Internal audits are performed by the Company’s internal audit function which reports to the Audit and Compliance Committee.
With a risk-based approach, Ericsson conducts audits of suppliers to secure compliance with Ericsson’s Code of Conduct for Business Partners, which includes rules that suppliers to the Ericsson Group must comply with. Ericsson’s external financial audits are performed by Deloitte AB.
Different types of assurance as described above have differing scope and rationale. All assurance providers have defined and established accountabilities and responsibilities.

18 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Risk management
The management of operational risks in Ericsson is embedded in various business processes and controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as risks relating to information security, IT security, sustainability and corporate responsibility, privacy and anti-bribery and -corruption. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions. For further information on financial risk management, please see Notes to the consolidated financial statements – note F1 “Financial risk management” in the Financial Report.

Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the EGMS. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with the strategy-setting and execution.
The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to assess and treat the risks, and to agree on and stay within the Company’s risk appetite. The ERM framework is based on five elements (illustrated above and described in the following text). It is applied across Ericsson’s operations and covers business areas, market areas and group functions. The framework comprises the minimum requirements that the units must meet to have a common basis for ERM to enable transparency and risk oversight.
Governance & Culture
Ericsson is executing on an ERM strategy with the aim to drive transformation in certain focus areas, such as risk culture, risk appetite and usage of risk weighted return concepts in strategic decisions, relation between risk and internal control, and aligned assurance.
Risk Governance
Each manager is responsible for handling the risks that emerges from their respective area of responsibility. The responsibility for the identified prime risks of the Company is always allocated to a member of the Executive Team. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The CFO is accountable for performing oversight of ERM and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of the ERM.
Risk culture
Ericsson’s risk culture is reflected in the attitudes, behaviours, and understanding about risk, both positive and negative, that influence decisions made by leaders and employees. The implementation of Ericsson’s ERM Framework is supporting the five focus areas of the culture transformation initiative: Ericsson on the Move.
Strategy
Risk management is an important element of strategic decision making and value creation since it captures the opportunities and threats that are related to reaching the strategic objectives. Ericsson’s risk management activities are interconnected with the development and deployment of Ericsson’s business plans and functional strategies.
Assessment & Treatment
Assessment and Treatment of risks are done in accordance with the ERM process (illustrated on page 17) that applies to the Group and to all roles with responsibilities with regards to risk management activities. It focuses on getting the group functions, market areas and business areas to connect their risks with strategic objectives and accountabilities for decision making, in a clear way. The process also covers the activities that are managed centrally by the Group Risk Management function.
Risk management planning
Risk management planning is done in collaboration between risk managers in the group functions, market areas, business areas and the Group Risk Management function.
Risk Assessment
The Risk Assessment results in a risk register for the unit where all significant risks to achieve strategic objectives are identified and their probability, impact and dependencies are understood. The risks in the units’ risk registers are re-assessed
on regular base.
Current risks within the scope of accountability for the group function, market area and business area are identified in the bottom-up
risk identification process step. The appropriate risk manager engages the leadership teams and stakeholders in a unit and the organization to identify risks. In the top-down
risk identification, the Group Risk Management function conducts interviews with senior management, and external experts, to identify and refine the risks Ericsson faces.
The Risk Universe (illustrated on page 18) is used as inspiration to identify emerging risks and secure that all applicable risk categories

Risk Universe

19 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

are covered. Risk Descriptions cover event, cause and impact (illustrated below). For further information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Financial Report.
In the Risk Analysis process step, the impact of an identified risk is estimated considering four dimensions – financial impact, strategic impact, occupational health and safety impact, and reputational impact. The key risks in a unit are presented in a heat map (see example to the right). The heat map shows the impact and probability for each key risk and enables comparison for all kinds of risks supporting prioritization.
Risk Evaluation is done to define the risk appetite for each risk i.e., the accepted probability and impact rating. The risk appetite for an individual risk indicates the ambition with treatment plans, hence driving operational decisions.
The Group Risk Management function identifies opportunities to consolidate risks based on commonalities: e.g. similar treatment plans or root causes. Further, the Group Risk Management function identifies and hands over the responsibility of the Group consolidated risks, to the suitable units for further analysis and treatment.
Risk Treatment
For identified risks of relevance, treatment options are chosen, i.e. avoid or accept the risk, mitigate the probability or impact of the risk, or increase the risk in order to pursue an opportunity. Based on the selected treatment option(s), a treatment plan for getting the probability and impact within the risk appetite is defined and described, including references to current or planned internal controls (illustrated below). Once the treatment plan is implemented, its effectiveness shall be assessed on an ongoing basis, and decisions shall be made where corrective actions are needed.
Risk
sign-off
The risk
sign-off
entail a process step where the risks, including the responsibility for handling a risk and treatment plans, are acknowledged by the unit’s leadership team and aligned cross-Group in a workshop with the applicable leadership team and the head of the Group Risk Management function. Such workshops are arranged by the appropriate risk manager.
Prime Risk Selection
Ericsson’s prime risks are defined as the identified top risks in the Group. The responsibility for each prime risk is allocated to a member of the Executive Team and these risks are given additional attention in terms of analysis and reporting. The Group Risk Management function identifies potential prime risks in the Ericsson risk register in collaboration with the responsible units and the Executive Team.
Communication & Reporting
Risk Communication
Effective communication is important to enable employees to share information, collaborate, and support each other in managing risks in the business. The risk management community has the mission to create awareness and, improve knowledge with respect to risk management issues and requirements. Ericsson has established a Group Risk Council to facilitate cross-Group alignment and improvements of the ERM framework as well as of the management of actual risks. The Head of Group Risk Management is the chair of the council in which all risk managers participate.
Risk Reporting
The risk managers coordinate the reporting of key risk status to the leadership teams within the respective unit on a regular basis. Each unit’s risk register is also reported to the Group Risk Management function as part of the Group risk consolidation and prime risk selection. The formal reporting to the Group Risk Management function is only required once a year. Risks identified outside of the reporting cycle that could potentially be significant at Group level are however required to be escalated when identified to the Group Risk Management function.
The Head of the Group Risk Management function reports, in collaboration with the Prime Risk Owners, the status of the prime risks to the Executive Team and the Audit and Compliance Committee on a regular basis. These reports include a heat map overview and a more detailed reporting of prime risks and relevant treatment.

The illustration shows an example of the heat map used for presenting the key risks in a unit.
Monitoring
The Group Risk Management function monitors the efficiency and effectiveness of the ERM Framework. This is done through self-assessments but also by providing assessment requirements regarding risk management to the ISO 9001 internal assessment process and follow up on the internal assessment results. The Group Risk Management function also reviews internal and external audit results to address identified weaknesses as part of the continuous improvements of the ERM framework.

Risk Description	Treatment plan

20 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Members of the Executive Team

Börje Ekholm	Fredrik Jejdling	Arun Bansal	MajBritt Arfert
President and Chief Executive Officer (CEO) (since 2017)	Executive Vice President, Business Area Networks (since 2017)	Executive Vice President (since 2020), Market Area Europe & Latin America (since 2017)	Senior Vice President, Chief People Officer (CPO) (since 2017)

–	Functions	Functions	Functions
	Head of Business Area Networks and Head of Segment Networks	Head of Market Area Europe & Latin America	Head of Group Function People

Born	Born	Born	Born
1963	1969	1968	1963

Education	Education	Education	Education
Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.	Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.	Bachelor of Engineering (Electronics), University of Jiwaji, India, and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.	Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality	Nationality	Nationality	Nationality
Sweden and USA	Sweden	India	Sweden

Board Member:	Board Member	Board Member	Board Member
Telefonaktiebolaget LM Ericsson, Alibaba Group and Trimble Inc.	Teknikföretagen and the Confederation of Swedish Enterprise	OPCOM Cables Sdn Bhd, Malaysia and Mycronic AB Sweden	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
260,351 Class B shares, 1,009,000 ADS and 2,000,000 call options 2) .	72,767 Class B shares.	100,771 Class B shares and 18,078 ADS.	51,021 Class B shares.

Background	Background	Background	Background
CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.	Senior Vice President and Head of Business Unit Network Services (2016–2017). Has held a variety of positions in commercial operations and financials, including Head of Region
Sub-Saharan
	Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.	Various senior management positions, including Senior Vice President (2016–2017), Head of Business Unit-Radio (2014-2016), Head of South East Asia & Oceania and Country Manager in Indonesia and Bangladesh. Lived and worked across multiple countries and markets, including Malaysia, Sweden, Singapore, UK and USA.	Acting Head of Group Function Human Resources (November 2016–March 2017). Previously Head of Human Resources Ericsson Sweden (2015–2016) and Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Has held various senior global positions in Ericsson including Head of Human Resources Business Unit Broadband Networks, Head of Human Resources Microwave Systems as well as a position as Head of Human Resources and Internal Communicatins at Sony Ericsson Germany.
The Board memberships and Ericsson holdings reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)
Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and the Group management” in the Financial Report).

21 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Xavier Dedullen	Erik Ekudden	Niklas Heuveldop	Chris Houghton
Senior Vice President, Chief Legal Officer, and secretary of the Board of Directors of Telefonaktiebolaget LM Ericsson (since 2018)	Senior Vice President, Chief Technology Officer (CTO) (since 2018)	Senior Vice President, Market Area North America (since 2017)	Senior Vice President, Market Area North East Asia (since 2017)

Functions	Functions	Functions	Functions
Head of Group Function Legal Affairs & Compliance	Head of Group Function Technology	Head of Market Area North America	Head of Market Area North East Asia

Born	Born	Born	Born
1964	1968	1968	1966

Education	Education	Education	Education
Master of Laws (LL.M), New York University School of Law, USA, Master of Laws (Lic. Jur), KU University of Leuven, Belgium, and Bachelor in Law, Facultés Notre Dame de la Paix, Belgium.	Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.	Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.	Bachelor of Law, Huddersfield Polytechnic, United Kingdom.

Nationality	Nationality	Nationality	Nationality
Belgium	Sweden	Sweden	United Kingdom

Board Member	Board Member	Board Member	Board Member
–	–	The Swedish-American Chamber of Commerce New York and CTIA – US wireless industry trade association	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
44,923 Class B shares.	31,198 Class B shares and 9,118 ADS.	82,209 Class B shares and 13,908 ADS.	96,963 Class B shares.

Background	Background	Background	Background
Previously Group General Counsel at Holcim Ltd (2013–2018) with responsibility for the Legal and Compliance functions, based in Switzerland. Started career in private practice in New York in 1988 followed by various in-house
positions of increasing seniority in the banking, power and telecom industries, based in the UK, Hong Kong and Switzerland. Prior to joining Holcim Ltd, worked at Verizon (2004–2013) most recently as Vice President International – Legal and External Affairs.	Group Chief Technology Officer and Head of Technology and Architecture within Group Function Technology and Emerging Business (July 2017–March 2018). Joined Ericsson in 1993 and has held various management positions in the company, including Head of Technology Strategy, Chief Technology Officer Americas in Santa Clara US, and Head of Standardization and Industry. Member of the Royal Swedish Academy of Engineering Sciences (IVA). Since 2020, member of the Broadband Commission for Sustainable Development and member of the board of IVA’s Näringslivsråd.	Senior Vice President, Chief Strategy Officer and Head of Group Function Technology & Emerging Business (April 2017–March 2018). Previous positions include Chief Customer Officer and Head of Group Function Sales (2016–2017) and senior leadership positions across Europe and the Americas, including Head of Global Customer Unit AT&T and Head of Market Unit Central America and Caribbean. Previous positions outside Ericsson include CEO of ServiceFactory and COO of WaterCove Networks.	Head of Region North East Asia (2015–2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.
The Board memberships and Ericsson holdings reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.

22 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Members of the Executive Team, cont’d.

Jan Karlsson	Peter Laurin	Stella Medlicott	Carl Mellander
Senior Vice President, Business Area Digital Services (since 2018)	Senior Vice President, Business Area Managed Services (since 2017)	Senior Vice President, Chief Marketing and Communications Officer (CMO and CCO) (since 2019)	Senior Vice President, Chief Financial Officer (CFO) (since 2017)

Functions	Functions	Functions	Functions
Head of Business Area Digital Services and Head of Segment Digital Services	Head of Business Area Managed Services and Head of Segment Managed Services	Head of Group Function Marketing & Corporate Relations	Head of Group Function Finance & Common Functions

Born	Born	Born	Born
1966	1971	1969	1964

Education	Education	Education	Education
Bachelor in Business Administration, ESSEC Business School, France.	Master of Technology, Chalmers University of Technology, Sweden, and Master of Business Administration, Gothenburg School of Economics and Commercial Law, Sweden.
Bachelors of Arts (Hons) degree in Social Science, University of Lincoln (known at that time as University of Humberside), United Kingdom and Postgraduate Diploma in Marketing, Chartered Institute of Marketing, United Kingdom.

Bachelor of Arts in Business Administration and Economics, Stockholm University, Sweden; and East- and South East Asia Program, Lund University, Sweden

Nationality	Nationality	Nationality	Nationality
Sweden	Sweden	United Kingdom	Sweden

Board Member	Board Member	Board Member	Board Member
TM Forum	ByggVesta AB	–	International Chamber of Commerce (ICC) Sweden

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
1,368 Class B-shares and 6,964 ADS.	3,775 Class B shares.	7,572 Class B shares.	91,461 Class B shares.

Background	Background	Background	Background
Acting Head of Business Area Digital Services February–July 2018. Previous Head of Solution Area BSS within Business Area Digital Services. Before joining Ericsson early 2017 Jan Karlsson was the CEO of DigitalRoute, an ISV focusing on data collection &
pre-processing
across Telco and
Non-telco
verticals.	Head of Region Northern Europe and Central Asia. Previous management positions within Ericsson include Head of Ericsson’s Global Customer Unit Vodafone (2013–2016) and various executive positions in North America, Asia and Europe. Previous external roles include positions in Arthur D. Little and Mediatude Ltd.	Vice President of Marketing, Communications and Government Relations for Ericsson Market Area Europe and Latin America July 2017–June 2019. Prior to joining Ericsson, Stella Medlicott was Chief Marketing Officer at Red Bee Media, which was acquired by Ericsson in May 2014. She has over 25 years of marketing experience in major IT, telecoms and media companies including two years at Technicolor as VP Marketing and ten years at Siemens Communications as Global VP Marketing.	Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016– March 2017). Previous positions within Ericsson include Vice President and Group Treasurer, and Head of Finance in Region Western and Central Europe. Also held Head of Finance/CFO positions within the telecom operator space and defence industry.
The Board memberships and Ericsson holdings reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.

23 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Nunzio Mirtillo	Fadi Pharaon	Åsa Tamsons
Senior Vice President, Market Area South East Asia, Oceania & India (since 2017)	Senior Vice President, Market Area Middle East & Africa (since 2019)	Senior Vice President, Business Area Technologies & New Businesses (since 2018)

Functions	Functions	Functions
Head of Market Area South East Asia, Oceania & India	Head of Market Area Middle East & Africa	Head of Business Area Technologies & New Businesses and Head of Segment Emerging Business and Other

Born	Born	Born
1961	1972	1981

Education	Education	Education
Master in Electronic Engineering, Sapienza University, Italy.	Master of Science in Computer Science, KTH Royal Institute of Technology, Sweden and a Master of Business Administration, Heriot Watt University, Edinburgh Business School, Scotland.	Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality	Nationality	Nationality
Italy	Sweden and Lebanon	Sweden

Board Member	Board Member	Board Member
–	–	CNH Industrial

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
130,189 Class B shares.	334 Class B shares and 1,138 ADS.	35,311 Class B shares.

Background	Background	Background
Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.	Vice President of Networks & Managed Services (presales and commercial management) within Market Area Europe & Latin America. Previous management positions within Ericsson include Head of Presales and Strategy for Ericsson Region South East Asia & Oceania, and Country Manager for Ericsson Singapore and Brunei.	Head of Business Area Technology and Emerging Business (April–September 2018) and Group Strategy and M&A. Previously Partner at McKinsey & Company, serving high-tech and telecommunications companies worldwide on growth strategies, digital and commercial transformations. Before joining Ericsson lived and work in the US, Brazil, France, Sweden and Singapore.
The Board memberships and Ericsson holdings reported above are as of December 31, 2021.
1)	The number of shares and ADS includes holdings by related persons, if applicable.

24 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Auditor
According to the articles of association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently appointed each year at the AGM for a one-year
mandate period. The auditor reports to the shareholders at General Meetings.
   The duties of the auditor include:
–	Updating the Board of Directors regarding the planning, scope and content of the annual audit work
–
Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end
financial statements

–	Providing an audit opinion over the Annual Report
–	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.
Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance report.
Current auditor
Deloitte AB was reappointed auditor at the AGM 2021 for a period of one year, i.e. until the close of the AGM 2022. Deloitte AB has appointed Thomas Strömberg, Authorized Public Accountant, to serve as auditor in charge. Thomas Strömberg is also auditor in charge in Epiroc AB.
Fees to the auditor
Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in note H5, “Fees to auditors” in the Financial Report.

Internal control over financial reporting
This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.
Since Ericsson is listed in the US, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.
In order to support high-quality reporting and to meet the requirements of SOX, the Company has implemented detailed documented controls and testing, and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s internal control report, according to SOX, will be included in Ericsson’s Annual Report on Form
20-F
and filed with the SEC in the US.
Disclosure policies
Ericsson’s financial reporting and disclosure policies follow the International Financial Reporting Standards (IFRS) and aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.
To achieve these objectives, financial reporting and disclosure must be:
–	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility
–	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods
–	Simple – to support the understanding of the business operations and performance, and to avoid misinterpretations
–	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload
–	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner
–	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time
–	Complete – free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.
Ericsson’s website comprises comprehensive information about the Group, including:
–	An archive of annual and interim reports
–	Access to recent news.
Disclosure controls and procedures
Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the President and CEO and the CFO, so timely decisions can be made regarding the required disclosures.
The Disclosure Committee assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures. The Disclosure Committee comprises members with various expertise including representation from the segments.
Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

25 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2021.
Internal control over financial reporting
Ericsson has integrated risk management and internal control over financial reporting into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.
The control framework is updated regularly to reflect relevant changes in processes, tools usage, outcome of risk assessments, changes in legislations, etc. Continuous enhancements are initiated to strengthen and risk-adapt the design of the controls and the efficiency of the internal control over financial reporting. The scope of the enhancements covers both business process controls and IT controls.
The Company continued to adapt its work-place practices globally due to the
COVID-19
pandemic, resulting in most of its employees still working remotely; this has not significantly affected the Company’s internal controls over financial reporting.
Control environment
The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:
–	Steering documents, such as policies and directives, and the Code of Business Ethics
–	A strong corporate culture
–	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority
–	Several well-defined Group-wide processes for planning, operations and support.
The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:
–	Changes to laws
–	Financial reporting standards and listing requirements, such as IFRS and SOX.
The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by finance functions in the execution of controls related to transactions and reporting. The finance functions are organized in Company Control and Business Shared Services Hubs/Centers, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.
Risk assessment
Risks of material misstatements in the financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.
Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.
Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.
Control activities
The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement, and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.
Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.
For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.
The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies, and IFRS as well as with the relevant listing regulations. It maintains detailed documentation on internal controls related to the accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.
Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in the subsidiaries. Detailed process controls and documentation of controls performed are also implemented in the significant subsidiaries or operational units covering these subsidiaries, covering the items with significant materiality and risk.
In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through Company Control and Business Shared Services Hubs/Centers, covering subsidiaries in each geographical area.
Based on a common IT platform, a common chart of accounts and common master data, the Company Control and Business Shared Services Hubs/Centers perform accounting and financial reporting services for most subsidiaries.

26 Corporate Governance report 2021	Ericsson Annual Report on Form 20-F 2021

Information and communication
The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.
Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, the Ericsson Compliance Line, that can be used for the reporting of alleged violations that:
–	Are conducted by Group or local management, and
–
Relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters, or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring
The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas and risks related to financial reporting. The Management of the Company Control and Business Shared Services Hubs/ Centers continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from company heads and company controllers in subsidiaries as well as in business areas and market areas.
The Company’s financial performance is also reviewed at Board meetings. The Committees of the Board fulfill important monitoring functions regarding remuneration, loans, investments, customer finance, cash management, financial reporting and internal control. The Audit and Compliance Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit and Compliance Committee. The Audit and Compliance Committee also receives regular reports from the external auditor. The Audit and Compliance Committee follows up on any actions taken to improve or modify controls.

Board of Directors
Stockholm, March 3, 2022
Telefonaktiebolaget LM Ericsson (publ)
Org. no. 556016-0680

Remuneration report

Part of Ericsson Annual Report 2021

Annual Report 2021

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Contents

Remuneration report 2021

Statement from the Chair of the Remuneration Committee	1

Introduction	2

Remuneration 2021 at a glance	3

Total remuneration to the President and CEO and Executive Vice Presidents	5

Variable remuneration	6

Short term variable compensation (STV)	6

Long-term variable compensation (LTV)	7

Shareholding guidelines for the Executive Team	12

Comparative information on the change of remuneration and company performance	12

The Report has been prepared in accordance with Chapter 8, Sections 53 a and 53 b of the Swedish Companies Act (2005:551) and the Remuneration Rules (December 1, 2020) issued by the Swedish Corporate Governance Board.

Information required under Chapter 5, Sections 40–44 of the Annual Accounts Act (1995:1554) is available in note G1–G4 in the Financial report.

Information on the work of the Remuneration Committee during 2021 is set out in the Corporate Governance report, which is available on page 10 in the Corporate Governance report.

1 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Remuneration report 2021
Statement from the Chair of
the Remuneration Committee

On behalf of the Board of Directors, I am pleased to present Ericsson’s Remuneration report for the financial year 2021. The Remuneration report describes how the Guidelines for remuneration to Group Management approved at the Annual General Meeting 2020 have been adhered to during 2021. Furthermore, the Remuneration report also includes information on the long-term variable compensation programs during 2021.
In 2021, Ericsson continued to execute on the focused business strategy introduced in 2017. In addition, in 2021 Ericsson has made acquisitions to further develop and expand its 5G enterprise business. The Company continues to pursue selective, disciplined and profitable growth in order to build a stronger Ericsson in the long-term remaining committed to the targets for 2022 as well as the long-term target of 15–18% EBITA margin excluding restructuring charges.
It is only possible for Ericsson to accomplish its long-term goals under a strong leadership team with a mix of talent consisting of individuals with a range of backgrounds, skills and capabilities. This requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration at a global level. Hence, Ericsson’s remuneration philosophy and practices are based on the principles of competitiveness, fairness, transparency and impact, with long-term value creation for shareholders as the overall purpose in order to successfully implement the Company’s strategy and sustainable long-term interests.
In 2021, the Guidelines for remuneration to Group Management, approved by the shareholders in March 2020, were complied with and remuneration was paid in accordance with the guidelines. In the annual total compensation review, each compensation element (at target level) in the total remuneration mix has been benchmarked against external local and global market levels where Ericsson competes for talent.
Furthermore, the Remuneration Committee and the Board of Directors continue to evaluate the long-term variable compensation programs for the Executive Team on an ongoing basis for effectiveness in serving their purpose to support achieving Ericsson’s strategic business objectives and sustainable long-term interests as well as their facility to secure the long-term focus of the members of the Executive Team and align their interests with the long-term expectations and the interests of the shareholders. The long-term variable compensation programs introduced for the Executive Team in 2017 along with the inclusion of the one-year
Group operating income (EBIT) performance criterion starting from 2018 proved effective in terms of playing a key role in the achievement of Ericsson’s Group financial targets. Having evaluated the ongoing long-term variable compensation programs and considering investor input obtained, the Remuneration Committee and the Board of Directors propose to the Annual General Meeting of shareholders 2022 a long-term variable compensation program 2022 for the Executive Team similar to the long-term variable compensation program 2021 adding a Group Environmental, Social and Governance performance criterion. The purpose is to further strengthen the Ericsson’s commitment to long-term sustainability and responsible business.
Finally, yet importantly, I want to express the Remuneration Committee’s appreciation to the Executive Team and all our people across the global organization for Ericsson’s performance during the year.
Thank you all!
Jon Fredrik Baksaas
Chair of the Remuneration Committee

2 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Introduction

This Remuneration report (the Report) provides an outline of how the Guidelines for Remuneration to Group Management (the Guidelines) of Telefonaktiebolaget LM Ericsson (Ericsson or the Company), adopted by the Annual General Meeting of shareholders (AGM) 2020, have been adhered to in the financial year 2021. The Report also provides details on total remuneration, including fixed and variable remuneration, to Ericsson’s President and CEO and the two Executive Vice Presidents (EVPs). In addition, the Report contains a summary of the Company’s current short-term and long-term variable compensation programs to the Executive Team (ET).
The remuneration to the President and CEO and the EVPs presented in the Report constitute their total remuneration, regardless of being paid through the Company or a Group company.
The Guidelines, adopted by the AGM 2020, can be found on page 22–26 in the Financial report. The auditor’s report regarding whether the Company has complied with the Guidelines is available on Ericsson’s website, www.ericsson.com.
Remuneration to the Board of Directors is not covered by this Report. Such remuneration is resolved annually by the AGM and is disclosed in note G2 on page 69–70 in the Financial report 2021.

Executive outline
Information regarding Ericsson’s performance during the financial year can be found in the Financial report 2021.
A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. For Ericsson, long-term value creation for shareholders and pay for performance constitute a strong foundation for remuneration. The Guidelines aim to ensure alignment with Ericsson’s current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and impact. In particular to:
–	Attract and retain highly competent, high performing, and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,
–	Encourage behavior consistent with Ericsson’s culture, core values and Ethics and Compliance Program,
–	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,
–	Have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and
–	Encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.
The Guidelines also aim to allow the Company to offer the members of the ET attractive and competitive total remuneration globally.
Under the Guidelines, remuneration to the ET shall be on market terms and may consist of the following components: fixed salary, variable remuneration, pension and other benefits. In addition to remuneration covered by the Guidelines, the shareholders have decided to implement long-term variable compensation programs (LTV). The programs LTV 2019, LTV 2020 and LTV 2021 are still ongoing.
During 2021, no derogations or deviations have been made from the Guidelines or from the decision procedures set out in the Guidelines for determining the remuneration to the ET. No remuneration has been reclaimed during 2021.

During 2021, the following key decisions with regards to remuneration were made by the Renumeration Committee and the Board of Directors respectively:
–	Total compensation review was conducted in January 2021, taking into account the total remuneration, resulting in:
–	An increase of the short term variable compensation (STV) target opportunity level to 40% and increase of the maximum opportunity level to 80% for all members of the ET excluding the President and CEO
–	An increase of the LTV grant level to 190% for the President and CEO.
–	Achieved vesting level of the LTV 2019 determined to be 126.35%, based on the pre-agreed performance criteria; Group operating income (EBIT), relative and absolute total shareholder return (TSR).
–	Achieved vesting level for the LTV 2021 Group operating income (EBIT) performance criteria was determined to be 200%.
The Remuneration Committee supports the Board of Directors with the review and evaluation of the Guidelines and Ericsson’s application of the Guidelines. The Guidelines approved by the AGM 2020 are intended to apply to the AGM 2024. The Remuneration Committee and the Board of Directors have concluded that the Guidelines should not be revised this year. Since no changes are proposed to the Guidelines no shareholder approval of remuneration guidelines will be required at the AGM 2022.
The Remuneration Committee and the Board of Directors evaluate the LTV programs to the ET on an ongoing basis for effectiveness in serving their purpose to support achieving the Company’s strategic business objectives and sustainable long-term interests, as well as their facility to increase the long-term focus of the members of the ET and align their interests with the long-term expectations and the interests of the shareholders.
Upon evaluation of the ongoing LTV programs to the ET, the Remuneration Committee and the Board of Directors concluded that the ongoing program for 2019 and 2020 as well as the vested program for 2018, enabled the Company to achieve its long-term objectives for 2020 set forth in 2017, especially with the inclusion of the one-year
Group operating income (EBIT) performance criterion. Although the Group operating income (EBIT) performance criterion has a one-year
performance period, it has a three-year vesting period that is the same as the vesting periods for the absolute and relative TSR performance criteria, which is in line with the objectives of the LTV programs. This means that the participants cannot exercise any of the allocated Performance Share Awards until the three-year vesting period is completed and that the participants are fully exposed to share price movements for the three-year period.
Given that LTV programs of 2018, 2019 and 2020 have served their purpose to support achieving the Company’s long-term objectives for 2020, the AGM 2021 resolved an LTV program to the ET for 2021 with the same structure as the previous LTV programs to support the Company’s 2022 targets. In order to further strengthen Ericsson’s and the ET ‘s commitment to long-term sustainability and responsible business, the Remuneration Committee and the Board of Directors resolved to propose a long-term variable compensation program for 2022 with similar structure to the long-term variable compensation program of 2021 with the addition of a Group Environmental, Social and Governance (ESG) performance criterion to the Annual General Meeting of shareholders in 2022.

3 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Remuneration 2021 at a glance
Total remuneration
The table below summarizes how the remuneration elements outlined in the Guidelines have been applied in relation to the President and CEO and the EVPs. The table also summarizes information on LTV, as approved by the shareholders.

	Purpose and link to strategy	Key features	Execution during the financial year that ended on December 31, 2021

Fixed salary	Support the attraction and retention of executive talent required to implement Ericsson’s strategy.
Deliver part of the annual compensation in a predictable format.

Salaries are normally reviewed annually in January taking into account:

–  Ericsson’s overall business performance,

–  business performance of the unit that the individual leads,

–  year-on-year
performance of the individual,

–  external economic environment,

–  size and complexity of the position,

–  external market data,

–  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration is also taken into consideration.

President and CEO: fixed annual salary of SEK 17,720,460 corresponding to an increase of 5% compared to 2020.

EVP and Head of Business Area Networks: fixed annual salary of SEK 8,339,494, corresponding to an increase of 5% compared to 2020.

EVP and Head of Market Area Europe & Latin America: fixed salary of INR 68,985,000, corresponding to an increase of 9.5% compared to 2020.

Other benefits	Provide market competitive benefits to support the attraction and retention of executive talent required to implement Ericsson’s strategy.
Benefits are set in line with competitive market practices in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Benefits are capped at 10% of the annual fixed salary for members of the ET located in Sweden.

Benefits for members of the ET who are on long-term international assignment (LTA) in countries other than their home countries of employment, are determined in line with the Company’s global international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel and education allowance; tax and social security equalization assistance.

President and CEO: other benefits to a value of SEK 555,688

EVP and Head of Business Area Networks: other benefits to a value of SEK 14,980.

EVP and Head of Market Area Europe & Latin America: other benefits to a value of SEK 1,345,055.

Pension	Offer long term financial security and planning for retirement by way of providing competitive retirement arrangements in line with local market practices.	The pension plans follow competitive practice in the individual’s home country. Pension plans for the President and CEO and the EVPs are defined contribution plans.	Company pension contribution: – President and CEO: SEK 9,569,049 – EVP and Head of Business Area Networks: SEK 4,314,186, – EVP and Head of Market Area Europe & Latin America: SEK 985,340

Short term variable compensation (STV)
Set clear and relevant targets for the ET that are aligned with Ericsson’s strategy and sustainable long-term interests.

Provide individuals an earning opportunity for performance at flexible cost to the Company.

The President and CEO is not entitled to any STV.

Target opportunity is at 40% of fixed salary and maximum is 80% of fixed salary for the EVPs.

Performance measures, weightings and target levels are set annually.

Subject to malus and clawback.
Outcome of STV 2021: – EVP and Head of Business Area Networks: 100% of the maximum opportunity – EVP and Head of Market Area Europe & Latin America: 100% of the maximum opportunity.

Long term variable compensation (LTV)
Align the long-term interests of the members of the ET with those of shareholders.

Rewards consistent with long-term performance in line with Ericsson’s business strategy.

Provide individuals with long-term compensation for long-term commitment and value creation in alignment with shareholder interests.

Awards granted after AGM approval.

Award levels are determined as percentage of fixed salary:

–  For the President and CEO 190% of fixed salary.

–  For the EVPs 50% of fixed salary.

Performance measures, weightings and targets levels are presented to the AGM for approval. Three-year vesting period.

Subject to malus and clawback.
Achieved vesting of LTV 2019 at 126.35% of target.

4 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Remuneration earned in 2021

1) Arun Bansal was appointed Executive Vice President in June 2020. Information disclosed covers the time period from June 1, 2020.

STV The information presented for 2021 covers the financial year 2021, and the information for 2020 and 2019 covers the financial years 2020 and 2019, respectively.
LTV
The information presented for 2021 include information on LTV 2019 that will vest during 2022. Information presented for 2020 and 2019 include information on vested programs LTV 2018 and LTV 2017, respectively.

Performance outcome in 2021

To support the execution of Ericsson’s business strategy and achievement of the financial targets of the Group, the Company’s variable compensation programs focus on targets relating to economic profit, Group operating income (EBIT) and TSR. The variable remuneration is thereby designed to create incentives for the contribution to Ericsson’s short- and long-term strategic plan and business objectives.

5 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Total remuneration to the President
and CEO and Executive Vice Presidents
The table below sets out total remuneration in SEK to the President and CEO and the EVPs of Ericsson between 2019 and 2021.

Total remuneration to the President and CEO and Executive Vice Presidents

		Fixed remuneration		Variable remuneration

Name and position	Financial year	Fixed salary (incl. vaca- tion pay)	Other benefits 1)	One-year variable 2)	Multi-year variable 3)	Additional arrange- ments 4)	Pension 5)	Total remuneration 6)	Proportion of fixed remuneration 7)	Proportion of variable remuneration 8)

Börje Ekholm President and CEO	2021	18,208,859	555,688	–	36,630,457	–	9,569,049	64,964,053	44%	56%
	2020	17,727,726	770,276	–	78,475,833	–	9,113,376	106,087,211	26%	74%
	2019	16,299,080	600,572	–	72,397,175	–	8,284,891	97,581,719	26%	74%

Fredrik Jejdling EVP and Head of Business Area Networks	2021	9,129,087	14,980	6,671,595	4,092,344	–	4,314,186	24,222,193	56%	44%
	2020	7,925,971	22,110	4,415,425	9,025,678	–	3,457,409	24,846,592	46%	54%
	2019 9)	6,933,652	142,305	3,085,500	3,724,945	–	3,282,635	17,169,037	60%	40%

Arun Bansal EVP and Head of Market Area Europe & Latin America 10,11)	2021	15,158,407	1,345,055	6,727,226	4,741,209	–	985,340	28,957,237	60%	40%
	2020 11)	8,673,843	840,273	2,253,084	9,844,590	–	516,344	22,128,134	45%	55%
	2019 11)	–	–	–	–	–	–	–	–	–

1)	For further information about other benefits, see table regarding the Execution of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents.
2)
Amounts represent STV that was earned during the financial year that is paid the following year, i.e. for 2021 amounts represent STV 2021, for 2020 amount represents STV 2020 and for 2019 amout represents STV 2019

3)
Amounts represent the LTV for which all performance periods lapsed during the financial year and the Executive Performance Stock Plan (EPSP) share matching that took place during the financial year. For 2021 amounts represent LTV 2019, for 2020 amounts represent LTV 2018 and for 2019 amounts represents LTV 2017. Amounts are calculated based on the numbers of Performance Share Awards that will vest at the end of the vesting period multiplied by the volume weighted average of the five last trading days of each financial year. The 2016 EPSP was settled and closed with the final delivery of the remaining performance matching shares to the participants on August 17, 2020. The 2016 EPSP performance period ended December 31, 2018, and since 2016 no EPSP has been introduced for members of the ET. The details of the EPSP are explained in the notes to the consolidated financial statements – note G3 share-based compensation, page 73 in the Financial report 2020.

4)	Amounts represent discretionary additional arrangements approved by the Remuneration Committee or the Board of Directors that was made during the financial year
5)	Amounts represent cash in lieu of pension (for the President and CEO) or pension contributions (for the EVPs) paid during the financial year.
6)	Amounts represent the sum of Fixed remuneration, Variable remuneration, Additional arrangements and Pension.
7)	Amounts represent the sum of Fixed remuneration and Pension divided by Total remuneration.
8)	Amounts represent the sum of Variable remuneration and Additional arrangements divided by Total remuneration.
9)	Pension regarding 2019 updated compared to Remuneration report 2020 due to a typo, other amounts, including Total remuneration, remain the same.
10)	Any remuneration in foreign currency has been translated to SEK at average exchange rates for the year.
11)
Arun Bansal was appointed EVP in June 2020. Fixed salary, Other benefits,
One-year
variable, Additional arrangements and Pension are calculated on a pro-rata
basis based on the time period June 1 – December 31, 2020. With regards to multi-year variable, it constitutes LTV 2018 and EPSP share matching for the time period June 1 – December 31, 2020.

Execution of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents
The table below sets out the implementation of fixed remuneration and pension to the President and CEO and the EVPs.

	Fixed salary	Other benefits	Pension

Börje Ekholm President and CEO
During the yearly total compensation review the Board of Directors resolved in a salary increase of 5% from January 1, 2021 for the President and CEO. The increase reflects the performance of the President and CEO up until the end of 2020. The fixed salary level deemed appropriate in relation to the responsibility of being the President and CEO of a leading global ICT solutions provider compared to the compensation packages of President and CEOs of similar international companies.

In accordance with the Company’s Swedish benefits policy, Börje Ekholm is entitled to a company car or a cash allowance and other ordinary benefits as other employees in Sweden. Due to Börje Ekholm being resident of the USA he is also entitled to a US medical insurance as well as tax advisory services with regards to his income statement.

Börje Ekholm receives a cash payment in lieu of a defined contribution pension, because it is not possible to enroll him in the Swedish defined contribution pension plan (ITP1) due to his residency in the USA. The cash payment is treated as salary for the purposes of tax and social security and is made in a way which is cost neutral for Ericsson. Because Börje Ekholm’s remuneration package does not include an STV component, and because incentive payments in cash are included as part of the pensionable income under Swedish rules, it was agreed in his employment contract that his pension contribution would include an additional premium over annual fixed salary to take into account an assumed STV on-target
opportunity.

Fredrik Jejdling EVP and Head of Business Area Networks
The salary level reflects Fredrik Jejdling’s responsibility as head of Ericsson’s largest segment Networks. The salary level is deemed competitive with regards to the external market of both other EVPs of leading global ICT solutions providers as well as smaller sized companies’ President and CEOs.
In accordance with the Company’s Swedish benefits policy, Fredrik Jejdling is entitled to a company car or a cash allowance and other ordinary benefits as other employees in Sweden.
In accordance with Ericsson’s pension guidelines, Fredrik Jejdling participates in the defined contribution plan ITP1. He is not entitled to any other retirement benefit outside of the rules and regulations in the ITP.

Arun Bansal EVP and Head of Market Area Europe & Latin America
The fixed salary reflects Arun Bansal’s responsibility as head of two major geographies, both Europe and Latin America. His salary level is deemed competitive to reflect his responsibility. Arun Bansal is currently on LTA in the United Kingdom from his original employment in India. In accordance with best practice for international assignments, his compensation is set with a “home base approach”.

As Arun Bansal is on LTA, he is entitled to benefits in line with Ericsson’s international mobility policy such as housing allowance, transportation allowance, home travel, tax and social security equalization assistance and medical insurance.

In accordance with Ericsson’s pension guidelines and according to his employment contract, Arun Bansal is eligible for Ericsson’s LTA pension plan, International Pension Plan (IPP) and annual pension contribution is paid into Interben Trustees Limited in 2021.

6 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Variable remuneration

Ericsson believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns the employees’ interests with Ericsson’s strategic business objectives, sustainable long-term interests and the relevant unit’s performance. In addition, it enables more flexible payroll costs and emphasizes the link between performance and pay.
All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of Ericsson and the specific unit, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Short term variable compensation (STV)
Short-term annual variable compensation is delivered through cash-based programs that are dependent only on financial business targets. Specific financial business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to achieve best-in-class
margins and return on investment along with strong cash conversion and therefore the starting point is to have one core economic profit target which is a measure of operational profitability after the deduction of cost of capital.
For the ET, economic profit targets are defined:
–	At Group level for heads of Group functions,
–	As a combination of Group level and business area level for heads of business areas,
–	As a combination of Group level and market area level for heads of market areas.
The President and CEO does not uphold any short-term variable compensation, with the main intention to encourage and ensure a long-term engagement and performance. The Remuneration Committee decides on and approves all targets which are set for other members of the ET. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company where applicable. The Remuneration Committee monitors the appropriateness and fairness of the Group, business area and market area target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value. The current weighting for the EVPs as well as other business or market area heads is 40% Group Economic Profit target and 60% business/market area Economic Profit target.

The tables below set out the outcome of STV 2021 for each EVP, determined by reference to performance against applicable financial measures.

EVP and Head of Business Area Networks – Fredrik Jejdling (STV 2021)

		Threshold performance level (as % of target)	Target performance level	Maximum performance level (as % of target)	Actual Performance (as % of target)

Measure	Weighting	SEK outcome at threshold performance	SEK outcome at target performance	SEK outcome at maximum performance	SEK outcome at actual performance
Group Economic Profit 1)	40%	36%	100%	196%	264%
		SEK 0	SEK 1,334,319	SEK 2,668,638	SEK 2,668,638
Business Area Networks Economic Profit 1)	60%	82%	100%	118%	149%
		SEK 0	SEK 2,001,479	SEK 4,002,957	SEK 4,002,957

Total	100%	SEK 0	SEK 3,335,798	SEK 6,671,595	SEK 6,671,595
1)
Economic Profit means operating profit less cost of capital.

EVP and Head of Market Area Europe & Latin America – Arun Bansal (STV 2021)

		Threshold performance level (as % of target)	Target performance level	Maximum performance level (as % of target)	Actual Performance (as % of target)

Measure	Weighting	SEK outcome at threshold performance	SEK outcome at target performance	SEK outcome at maximum performance	SEK outcome at actual performance
Group Economic Profit 1)	40%	36%	100%	196%	264%
		SEK 0	SEK 1,345,445	SEK 2,690,890	SEK 2,690,890
Market Area Europe & Latin America Economic Profit 1)	60%	77%	100%	119%	123%
		SEK 0	SEK 2,018,168	SEK 4,036,336	SEK 4,036,336

Total	100%	SEK 0	SEK 3,363,613	SEK 6,727,226	SEK 6,727,226
1)
Economic Profit means operating profit less cost of capital.

7 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Long-term variable compensation (LTV)
The current LTV programs have been designed to encourage long-term commitment and value creation in alignment with Ericsson’s long-term strategic objectives and shareholder interests. They form part of a total remuneration package and in general span over a minimum of three years. As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and share price development.
The LTV programs within Ericsson consist of share-based remuneration for members of the ET. The aim of the LTV programs is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up
of significant equity holdings to align the interests of the ET with those of shareholders. Awards under LTV 2018, 2019, 2020 and 2021 (Performance Share Awards) are granted free of charge entitling the participants, provided that i.a. certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (vesting period) under each program. Allotment of shares pursuant to Performance Share Awards are subject to the achievement of challenging performance criteria which are defined specific to each year’s program when the program was introduced. Which portion, if any, of the Performance Share Awards for LTV that will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program, ranging from one to three years (performance period). It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards to be eligible to receive the performance awards. Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.
When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.
The Board of Directors may, at any time prior to the Vesting Date of an award, reduce (including to zero) the number of shares to which an award relates, to the extent it considers appropriate, taking into account:

–	the Company’s financial results and position;
–	conditions on the stock market; and/or
–	other circumstances and reasons as the Board considers appropriate.
In addition, the Company has the right in its discretion to deny in whole or in part the entitlement of a participant to the program related to the year(s) in which the participant has acted in breach of Ericsson’s Code of Business Ethics. The Company also has the right in its discretion to claim repayment in whole or in part the awards vested in respect of year(s) in which the participant has acted in breach of Ericsson’s Code of Business Ethics.
The details for each of the ongoing long-term variable compensation programs within Ericsson, including the programs for other employees, are explained in the notes to the consolidated financial statements – note G3 Share-based compensation, page 71 in the Financial report.
Long-Term Variable compensation program 2021 (LTV 2021)
LTV 2021 was approved at the AGM 2021 and includes all members of the ET, a total of 15 ET members in 2021, including the President and CEO. The participants were granted Performance Share Awards on May 3, 2021. The Performance Share Awards granted to the President and CEO and EVPs are summarized in the table below.

Grant information Long-Term Variable compensation program 2021 (LTV 2021)

Participant	Grant value 1)	Grant value as percentage of annual base salary 2)	Number of Performance Share Awards granted 3)	Percentage of grant subject to performance condition 4)	Maximum number of possible performance awards vesting 5)

Börje Ekholm	33,668,874	190%	308,323	100%	616,646

Fredrik Jejdling	4,169,747	50%	38,184	100%	76,368

Arun Bansal	3,944,866	50%	36,125	100%	72,250

1)	Amounts represent base entitlement amount in SEK.
2)	Numbers represent base entitlement amount as percentage of the annual base salary at grant date.
3)
Calculated as the respective grant value divided by the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2020.

4)
All Performance Share Awards are subject to challenging performance criteria that are measured over pre-determined
performance periods, ranging from one to three years. Performance criteria for LTV 2021 are: (i) Group operating income (EBIT) target (weight 50%) that is measured over the period January 1, 2021 to December 31, 2021; (ii) Absolute TSR development (weight 30%) ranging from 6–14% compounded annual growth rate; (iii) Relative TSR development (weight 20%) for the Ericsson B share, ranking 6–2 against 11 peer companies, measured over the period January 1, 2021 to December 31, 2023. The performance criteria for LTV 2021 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2021 under Item 16.

5)	The maximum number of shares that could vest will result in a dilution of approximately 0.1% of the total number of outstanding shares. The effect on important key figures is only marginal.

8 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Performance outcome under LTV 2019 and Group operating income (EBIT) performance criterion for LTV 2021
LTV 2019 and LTV 2021 had targets with performance periods ending December 31, 2021, which are summarized in the tables below. LTV 2019 will vest during 2022 since all performance periods under the program have now ended. LTV 2021 will not vest until 2024, but the performance period for the one-year
Group operating income (EBIT) performance criterion of LTV 2021 ended on December 31, 2021.

LTV 2021 performance criteria

Program	Performance criterion	Criteria	Weight	Performance period	Vesting opportunity (linear pro rata)	Achievement	Achieved vesting level 1)

LTV 2021	2021 Group Operating income (EBIT)	Range (SEK billion) 15.0–24.0	50%	Jan 1, 2021– Dec 31, 2021	0–200%	SEK 27.4 billion 2)	200.00%

LTV 2021	Absolute TSR	Range 6–14%	30%	Jan 1, 2021– Dec 31, 2023	0–200%	–	–

LTV 2021	Relative TSR	Ranking of Ericsson 6–2	20%	Jan 1, 2021– Dec 31, 2023	0–200%	–	–

Total			100%		0–200%

1)
The Board of Directors resolved on the achieved vesting level for the 2021 Group operating income (EBIT) performance criterion as 200% for this portion of the Performance Share Awards granted based on the 2021 Group operating income (EBIT) outcome. For further information regarding the number or Performance Share Awards earned for each of the President and CEO and the EVPs, see table Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents. Vesting of the Performance Share Awards will occur at the end of the vesting period in 2024.

2)	Excludes restructuring charges and items not included in target performance criterion.

LTV 2019 performance criteria

Program	Performance criterion 1)	Criteria	Weight	Performance period	Vesting opportunity (linear pro rata)	Achievement	Achieved vesting level 2)

LTV 2019	2019 Group Operating income (EBIT)	Range (SEK billion) 10.0–20.0	50%	Jan 1, 2019– Dec 31, 2019	0–200%	SEK 20.4 billion	200.00% 1)

LTV 2019	Absolute TSR	Range 6%–14%	30%	Jan 1, 2019– Dec 31, 2021	0–200%	9.00%	74.89% 2)

LTV 2019	Relative TSR	Ranking of Ericsson 7–2	20%	Jan 1, 2019– Dec 31, 2021	0–200%	6.52 out of 12	19.39% 2)

Total			100%		0–200%		126.35%

1)
As communicated in the Annual Report 2019, the Board of Directors resolved on the achieved vesting level for the 2019 Group operating income (EBIT) performance criterion as 200% for this portion of the Performance Share Awards granted based on a 2019 Group operating income (EBIT) outcome excluding fines and similar related to the United States Department of Justice (DOJ)/Securities and Exchange Commission (SEC) resolution.

2)
The Board of Directors resolved on the achieved vesting levels for the absolute TSR and relative TSR development performance criteria as 74.89% and 19.39% respectively based on the achievement results of 9.00% absolute TSR and 6.52 ranking for relative TSR, which resulted in an overall achieved vesting level of 126.35% for LTV 2019. Vesting of Performance Share Awards will occur at the end of the vesting period in 2022. For further information regarding the number or Performance Share Awards earned for each of the President and CEO and the EVPs, see table Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents.

9 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents
The table below sets out relevant information of LTV 2018, 2019, 2020 and 2021 with regards to the President and CEO and the EVPs.

Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents

Main conditions of share award plans									Information regarding reported financial year

Maximum
								number of			Performance		Year-end
					Perfor-			possible		Performance	Share Awards	Performance	balance, earned
					mance		Performance	Performance		Share Awards	still subject to	Share Awards	Performance
		Performance		Perfor-	period		share awards	Share Awards	Opening	earned during	performance	vested during	Share Awards
Name and		criterion	Grant	mance	end	Vesting	granted	vesting	balance	the year	condition (value	the year (value	unvested (value
position	Program	(weight) 1)	date 2)	period 3)	date 4)	Date 5)	(value in SEK) 6)	(value in SEK) 7)	(value in SEK) 8)	(value in SEK) 9)	in SEK) 10)	in SEK) 11)	in SEK) 12)
Börje Ekholm President and CEO	LTV 2021	Group Operating income (EBIT) (50%)	2021- 05-03	1 year	2021- 12-31	2024- 05-03	154,161 (16,834,437)	308,322 (33,668,874)		308,322 (30,594,792)			308,322 (30,594,792)
		TSR performance criteria (50%)	2021- 05-03	3 years	2023- 12-31	2024- 05-03	154,162 (16,834,437)	308,324 (33,668,874)			308,324 (30,594,991)
	LTV 2020	Group Operating income (EBIT) (50%)	2020- 04-01	1 year	2020- 12-31	2023- 04-01	194 830 (15,188,966)	389,660 (30,377,932)	389,660 (38,245,129)				389,660 (38,665,962)
		TSR performance criteria (50%)	2020- 04-01	3 years	2022- 12-31	2023- 04-01	194,830 (15,188,966)	389,660 (30,377,932)			389,660 (38,665,962)
	LTV 2019 13)	Group Operating income (EBIT) (50%)	2019- 05-18	1 year	2019- 12-31	2022- 05-18	146,087 (13,808,151)	292,174 (27,616,302)	292,174 (28,676,878)				292,174 (28,992,426)
		TSR performance criteria (50%)	2019- 05-18	3 years	2021- 12-31	2022- 05-18	146,087 (13,808,151)	292,174 (27,616,302)		76,973 (7,638,031)			76,973 (7,638,031)
	LTV 2018	Group Operating income (EBIT) (50%)	2018- 05-18	1 year	2018- 12-31	2021- 05-18	199,888 (13,150,620	399,776 (26,301,240)	399,776 (39,238,014)			399,776 (44,391,247)
		TSR performance criteria (50%)	2018- 05-18	3 years	2020- 12-31	2021- 05-18	199,887 (13,150,620)	399,774 (26,301,240)	399,774 (39,237,818)			399,774 (44,391,024)
	Total						1,389,932 (117,964,348)	2,779,864 (235,928,696)	1,481,384 (145,397,840)	385,295 (38 232 823)	697,984 (69,260,952)	799,550 (88,782,271)	1,067,129 (105,891,211)

1)	The TSR performance criteria includes both the absolute and the relative performance criteria for each respective program.
2)	Grant date represents the date at which the initial grant was made.
3)	Performance period represents the period over which each performance criterion will be measured.
4)	Performance period end date represents the date when the performance period ends.
5)	Vesting date represents the date of which the Performance Share Awards, if any, will vest and entitle the participants to receive shares free of charge.
6)	Numbers represent the number of initial Performance Share Awards that were granted at the grant date. SEK values represent the equivalent value at the grant date.
7)	Numbers represent the maximum number of Performance Share Awards that could be earned for each performance criterion. SEK values represent the equivalent value at the grant date.
8)
Numbers represent the balance at the beginning of the year, which includes earned Performance Share Awards for previous year(s) that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the previous financial year.

9)
Numbers represent the number of Performance Share Awards earned that had a performance period ending during the financial year. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10)
Numbers represent the maximum number of outstanding Performance Share Awards that are still subject to an ongoing performance period. SEK values are calculated as the number of outstanding Performance Share Awards that are still subject to an ongoing performance period multiplied by the volume weighted average share price of the five last trading days for the financial year.

11)
Numbers represent the number of Performance Share Awards that had a vesting period ending during the financial year and which entitled the participant to receive shares free of charge. SEK values represent the actual value of shares given to the participant at the vesting date.

12)
Numbers represent the balance at the end of the year, which includes earned Performance Share Awards for the financial year and previously earned Performance Share Awards that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

13)
LTV 2019 maximum number of possible Performance Share Awards vesting updated compared to Remuneration report 2020 due to a typo. Opening balance and
Year-end
balance, earned Performance Share Awards unvested adjusted accordingly.

10 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents, cont’d.

Main conditions of share award plans									Information regarding reported financial year

Maximum
								number of			Performance		Year-end
					Perfor-			possible		Performance	Share Awards	Performance	balance, earned
					mance		Performance	Performance		Share Awards	still subject to	Share Awards	Performance
		Performance		Perfor-	period		share awards	Share Awards	Opening	earned during	performance	vested during	Share Awards
Name and		criterion	Grant	mance	end	Vesting	granted	vesting	balance	the year	condition (value	the year (value	unvested (value
position	Program	(weight) 1)	date 2)	period 3)	date 4)	Date 5)	(value in SEK) 6)	(value in SEK) 7)	(value in SEK) 8)	(value in SEK) 9)	in SEK) 10)	in SEK) 11)	in SEK) 12)
Fredrik Jejdling EVP and Head of Business Area Networks	LTV 2021	Group Operating income (EBIT) (50%)	2021- 05-03	1 year	2021- 12-31	2024- 05-03	19,092 (2,084,874)	38,184 (4,169,747)		38,184 (3,788,998)			38,184 (3,788,998)
		TSR performance criteria (50%)	2021- 05-03	3 years	2023- 12-31	2024- 05-03	19,092 (2,084,874)	38,184 (4,169,747)			(38,184) (3,788,998)
	LTV 2020	Group Operating income (EBIT) (50%)	2020- 04-01	1 year	2020- 12-31	2023- 04-01	22,262 (1,735,594)	44,524 (3,471,188)	44,524 (4,370,031)				44,524 (4,418,117)
		TSR performance criteria (50%)	2020- 04-01	3 years	2022- 12-31	2023- 04-01	22,263 (1,735,594	44,526 (3,471,188)			44,526 (4,418,315)
	LTV 2019	Group Operating income (EBIT) (50%)	2019- 05-18	1 year	2019- 12-31	2022- 05-18	16,321 (1,542,750)	32,642 (3,085,500)	32,642 (3,203,812)				32,642 (3,239,066)
		TSR performance criteria (50%)	2019- 05-18	3 years	2021- 12-31	2022- 05-18	16,322 (1,542,750)	32,644 (3,085,500)		8,599 (853,279)			8,599 (853,279)
	LTV 2018	Group Operating income (EBIT) (50%)	2018- 05-18	1 year	2018- 12-31	2021- 05-18	22,991 (1,512,500)	45,982 (3,025,000)	45,982 (4,513,133)			45,982 (5,105,855)
		TSR performance criteria (50%)	2018- 05-18	3 years	2020- 12-31	2021- 05-18	22,988 (1,512,500)	45,976 (3,025,000)	45 976 (4,512,544)			45 976 (5,105,189)
	Total						161 331 (13 751 435)	322 662 (27 502 870)	169 124 (16 599 521)	46 783 (4 642 277)	82 710 (8 207 313)	91,958 (10,211,044)	123,949 (12,299,459)

1)	The TSR performance criteria includes both the absolute and the relative performance criteria for each respective program.
2)	Grant date represents the date at which the initial grant was made.
3)	Performance period represents the period over which each performance criterion will be measured.
4)	Performance period end date represents the date when the performance period ends.
5)	Vesting date represents the date of which the Performance Share Awards, if any, will vest and entitle the participants to receive shares free of charge.
6)	Numbers represent the number of initial Performance Share Awards that were granted at the grant date. SEK values represent the equivalent value at the grant date.
7)	Numbers represent the maximum number of Performance Share Awards that could be earned for each performance criterion. SEK values represent the equivalent value at the grant date.
8)
Numbers represent the balance at the beginning of the year, which includes earned Performance Share Awards for previous year(s) that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the previous financial year.

9)
Numbers represent the number of Performance Share Awards earned that had a performance period ending during the financial year. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10)
Numbers represent the maximum number of outstanding Performance Share Awards that are still subject to an ongoing performance period. SEK values are calculated as the number of outstanding Performance Share Awards that are still subject to an ongoing performance period multiplied by the volume weighted average share price of the five last trading days for the financial year.

11)
Numbers represent the number of Performance Share Awards that had a vesting period ending during the financial year and which entitled the participant to receive shares free of charge. SEK values represent the actual value of shares given to the participant at the vesting date.

12)
Numbers represent the balance at the end of the year, which includes earned Performance Share Awards for the financial year and previously earned Performance Share Awards that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

11 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents, cont’d.

Main conditions of share award plans									Information regarding reported financial year

Maximum
								number of			Performance		Year-end
					Perfor-			possible		Performance	Share Awards	Performance	balance, earned
					mance		Performance	Performance		Share Awards	still subject to	Share Awards	Performance
		Performance		Perfor-	period		share awards	Share Awards	Opening	earned during	performance	vested during	Share Awards
Name and		criterion	Grant	mance	end	Vesting	granted	vesting	balance	the year	condition (value	the year (value	unvested (value
position	Program	(weight) 1)	date 2)	period 3)	date 4)	Date 5)	(value in SEK) 6)	(value in SEK) 7)	(value in SEK) 8)	(value in SEK) 9)	in SEK) 10)	in SEK) 11)	in SEK) 12)
Arun Bansal EVP and Head of Market Area Europe & Latin America	LTV 2021	Group Operating income (EBIT) (50%)	2021- 05-03	1 year	2021- 12-31	2024- 05-03	18,062 (1,972,433)	36,124 (3,944,866)		36,124 (3,584,585)			36,124 (3,584,585)
		TSR performance criteria (50%)	2021- 05-03	3 years	2023- 12-31	2024- 05-03	18,063 (1,972,433)	36,126 (3,944,866)			36,126 (3,584,783)
	LTV 2020	Group Operating income (EBIT) (50%)	2020- 04-01	1 year	2020- 12-31	2023- 04-01	27,399 (2,136,026)	54,798 (4,272,052)	54,798 (5,378,424)				54,798 (5,437,606)
		TSR performance criteria (50%)	2020- 04-01	3 years	2022- 12-31	2023- 04-01	27,398 (2,136,026)	54,796 (4,272,052)			54,796 (5,437,407)
	LTV 2019	Group Operating income (EBIT) (50%)	2019- 05-18	1 year	2019- 12-31	2022- 05-18	18,909 (1,787,323)	37,818 (3,574,646)	37,818 (3,711,837)				37,818 (3,752,680)
		TSR performance criteria (50%)	2019- 05-18	3 years	2021- 12-31	2022- 05-18	18,909 (1,787,323)	37,818 (3,574,646)		9,962 (988,529)			9,962 (988,529)
	LTV 2018	Group Operating income (EBIT) (50%)	2018- 05-18	1 year	2018- 12-31	2021- 05-18	24,745 (1,627,930)	49,490 (3,255,860)	49,490 (4,857,444)			49,490 (5,495,384)
		TSR performance criteria (50%)	2018- 05-18	3 years	2020- 12-31	2021- 05-18	24,743 (1,627,930)	49,486 (3,255,860)	49,486 (4,857,051)			49,486 (5,494,940)
	Total						178,228 (15,047,424)	356,456 (30,094,848)	191,592 (18,804,755)	46,086 (4,573,114)	90,922 (9,022,190)	98,976 (10,990,325)	138,702 (13,763,399)

1)	The TSR performance criteria includes both the absolute and the relative performance criteria for each respective program.
2)	Grant date represents the date at which the initial grant was made.
3)	Performance period represents the period over which each performance criterion will be measured.
4)	Performance period end date represents the date when the performance period ends.
5)	Vesting date represents the date of which the Performance Share Awards, if any, will vest and entitle the participants to receive shares free of charge.
6)	Numbers represent the number of initial Performance Share Awards that were granted at the grant date. SEK values represent the equivalent value at the grant date.
7)	Numbers represent the maximum number of Performance Share Awards that could be earned for each performance criterion. SEK values represent the equivalent value at the grant date.
8)
Numbers represent the balance at the beginning of the year, which includes earned Performance Share Awards for previous year(s) that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the previous financial year.

9)
Numbers represent the number of Performance Share Awards earned that had a performance period ending during the financial year. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10)
Numbers represent the maximum number of outstanding Performance Share Awards that are still subject to an ongoing performance period. SEK values are calculated as the number of outstanding Performance Share Awards that are still subject to an ongoing performance period multiplied by the volume weighted average share price of the five last trading days for the financial year.

11)
Numbers represent the number of Performance Share Awards that had a vesting period ending during the financial year and which entitled the participant to receive shares free of charge. SEK values represent the actual value of shares given to the participant at the vesting date.

12)
Numbers represent the balance at the end of the year, which includes earned Performance Share Awards for the financial year and previously earned Performance Share Awards that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

12 Remuneration report 2021	Ericsson Annual Report on Form 20-F 2021

Shareholding guidelines for the Executive Team
The Board of Directors has adopted the following shareholding guidelines to be applied to the current and future members of the ET effective from January 1, 2019 in order to encourage acquiring and maintaining a level of ownership of shares that more closely aligns the interests of the members of the ET with those of the Company’s shareholders:
–	The President and CEO is required to build up and maintain a shareholding equivalent to at least 200% of his gross annual base salary.
–	The other members of the ET are required to build up and maintain a shareholding equivalent to at least 75% of their gross annual base salaries.
The current members of the ET have five years to build up the required share ownership starting from January 1, 2019. In case of new appointments to the ET, the new members will be expected to fulfil the share ownership requirement at the fifth anniversary of the receipt of their first grant of Performance Share Awards under the LTV program. The Board of Directors will consider as counting towards the applicable shareholding objective;
–	any interests in Ericsson B shares held or acquired directly by the member of the ET,
–	any vested but unexercised options (post-tax, post-exercise cost value),
–	any equity awards held by the member of the ET where performance and/or employment conditions have been met, but which are subject to a holding period (on a post-tax basis).
Any unvested share, synthetic share or share option awards subject to performance conditions or continued employment shall not count towards the shareholding guideline requirements.
The Remuneration Committee shall monitor adherence to the shareholding guidelines and report periodically to the Board of Directors, and inform the members of the ET of the extent to which the shareholding guidelines have been met.
The holdings of the ET are set out in the Corporate Governance report, which is available on page 20–23 in the Corporate Governance report.

Comparative information on the change
of remuneration and company performance

Comparative table on the change of remuneration and company performance over the last three reported financial years
						Ericsson performance

Remuneration for the President and CEO and Executive Vice Presidents		Börje Ekholm President and CEO	Fredrik Jejdling EVP and Head of Business Area Networks	Arun Bansal EVP and Head of Market Area Europe & Latin America 3)	Average remuneration to employees on a full-time equivalent basis 4)	Group operating income (EBIT)	Group net sales	Share Price as per December 31 of the financial year
2021 (% change YoY)	Fixed remuneration 1)	18,764,547 (1%)	9,144,067 (15%)	16,503,462 (73%)	889,538 (13%)	31,780 (14%)	232,314 (–0.03%)	99.79 (2.20%)
	Variable remuneration 2)	88,782,271 (22%)	14,626,469 (122%)	14,763,028 (11248%)	295,193 (–1%)
2020 (% change YoY)	Fixed remuneration 1)	18,498,002 (13%)	7,948,081 (15%)	9,514,116	790,295 (–23%)	27,808 (163%)	232,390 (2.28%)	97.64 (19.72%)
	Variable remuneration 2)	72,507,054	6,595,909 (103%)	130,096	299,589 (25%)
2019	Fixed remuneration 1)	16,299,080	6,933,652	–	1,030,185	10,564	227,216	81.56
	Variable remuneration 2)	0	3,244,887	–	238,913

Comments	LTV 2018 vested and shares were transferred in may 2021.	LTV 2018 vested and shares were transferred in may 2021.	LTV 2018 vested and shares were transferred in may 2021. Information disclosed and compared from date of appointment as EVP.	During 2021 the
delayed annual salary
review for 2020 took
place with a company
sponsored retroactive
effect, increasing the
remuneration paid
to other employees. A
majority of employees
in the parent company
does not have variable
					remuneration.

1)	Fixed remuneration includes fixed salary and other benefits.
2)
Variable remuneration for the President and CEO and the EVPs include STV and LTV, as applicable. For the employees of the Company, the variable remuneration includes short- and long-term variable compensation. For comparability reasons, the variable remuneration represents numbers vested during the financial year, since performance evaluations and long-term variable compensation programs for other employees that have performance periods ending during the financial year 2021 are yet to be finalized.

3)	Arun Bansal was appointed EVP in June, 2020. Information disclosed covers the time period after June 1 2020.
4)	Employees of Telefonaktiebolaget LM Ericsson, excluding the President and CEO and the other members of the ET employed within the Company.
Board of Directors
Stockholm, March 3, 2022
Telefonaktiebolaget LM Ericsson (publ)
Org. no. 556016-0680

Ericsson Annual Report on Form 20-F 2021

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 25, 2022

By:	/s/ Jonas Stringberg

Jonas Stringberg
Head of Group Controlling and External Reporting

By:	/s/ Carl Mellander

Carl Mellander
Executive Vice President and Chief Financial Officer